Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
As submitted confidentially to the Securities and Exchange Commission on December 18, 2020 as Amendment No. 2 to the draft registration statement.
This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	4412	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
ZIM Integrated Shipping Services Ltd.
9 Andrei Sakharov Street
Matam Scientific Industries Center, P.O. Box 1723
Haifa 3101601, Israel
+972 (4) 865-2111
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

ZIM American Integrated Shipping Services Company, LLC
5801 Lake Wright Drive
Norfolk, Virginia 23502
757-228-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Kaplan, Esq. Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4111 Fax: (212) 701-5111	David Hodak, Adv. Adva Bitan, Adv. Gross Kleinhendler Hodak Halevy Greenberg, Shenhav & Co. One Azrieli Center, Round Building Tel Aviv 6701101, Israel Tel: +972 (3) 607-4444 Fax: +972 (3) 607-4422	Robert W. Downes, Esq. John Horsfield-Bradbury, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel: (212) 558-4000 Fax: (212) 558-3588	Adam M. Klein, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel Tel: +972 (3) 608-9999 Fax: +972 (3) 609-9909
Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, no par value	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Subject to Completion
Preliminary Prospectus Dated           , 2021
PROSPECTUS
                 Ordinary Shares
ZIM Integrated Shipping Services Ltd.
$      per Share

This is ZIM Integrated Shipping Services Ltd.’s initial public offering. We are selling           of our ordinary shares.
We anticipate that the initial public offering price will be between $      and $      per share. Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to have the ordinary shares listed on the New York Stock Exchange (“NYSE”) under the symbol “ZIM.”
Investing in our ordinary shares involves risks. See “Risk factors” beginning on page 17 to read about certain factors you should carefully consider before deciding to invest in our ordinary shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
See “Underwriting” for a description of compensation payable to the underwriters and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional      ordinary shares from us, at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about           , 2021.

Global Coordinators
Goldman Sachs & Co. LLC	Citigroup	Barclays
Joint Bookrunners
Jefferies	Clarksons Platou Securities

The date of this prospectus is                 , 2021.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.
For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
INDUSTRY AND MARKET DATA
This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources, although we have not verified the accuracy and completeness of such data. In particular, we present certain data and/or forecasts in this prospectus that have been obtained from (i) Alphaliner (including the Alphaliner Monthly Monitor published monthly through October 2020), (ii) PIERS & CTS (including PIERS Enterprize by IHS Markit January – July 2020, Container Trade Statistics January – June 2020 and PIERS Enterprize by IHS Markit as of November 2020), (iii) Glassdoor as of November 2020, (iv) Ipsos (including the Customer Experience Survey 2019, November – December 2019 and the Brand Positioning in the Shipping Industry, September 2019) (v) IHS Markit (including the Netherlands Institute for Transport Policy Analysis (KIM) published in April 2020), (vi) Clarksons (including Idle Containership Capacity published in August 2020 and Research Container Intelligence Monthly as of October 2020), (vii) Drewry Container Forecaster as of October 2020 and (viii) SeaIntel Global Liner Performance, October 2020). Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally.
In addition, certain of our estimates are derived from our internal research and studies, and are based on such data and our knowledge of our industry, forecasts and other forward-looking information derived from such sources or from our internal research. Such estimates, forecasts and other forward-looking information that are included in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements.”
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “ZIM” logo is the property of ZIM Integrated Shipping Services Ltd. ZIM® is our registered trademark in the United States. We have several other trademarks and service marks. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the “®” or “™” trademark designations. All rights to such trademarks are nevertheless reserved, and other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
GLOSSARY OF SHIPPING TERMS
The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.
“alliance”	An operational agreement among two or more container shipping companies that governs the sharing of a vessel’s capacity and related operational matters across multiple trades.
“bareboat charter”	A form of charter where the vessel owner supplies only the vessel, while the charterer is responsible for crewing the vessel, obtaining insurance on the vessel, the auxiliary vessel equipment, supplies, maintenance and the operation and management of the vessel, including all costs of operation. The charterer has possession and control of the vessel during a predetermined period and pays the vessel owner charter hire during that time.
“bill of lading”	A document issued by or on behalf of a carrier as evidence of a contract carriage and is usually considered as a document of title (transferable by endorsement) and as receipt by the carrier for the goods shipped and carried. The document contains information relating to the nature and quantity of goods, their apparent condition, the shipper, the consignee, the ports of loading and discharge, the name of the carrying vessel and terms and conditions of carriage. A house bill of lading is a document issued by a freight forwarder or non-vessel operating common carrier that acknowledges receipt of goods that are to be shipped and is issued once the goods have been received.
“blank sailing”	A scheduled sailing that has been cancelled by a carrier or shipping line resulting in a vessel skipping certain ports or the entire route.
“booking”	Prior written request of a shipper (in a specific designated form) from the carrier setting forth the requested details of the shipment of designated goods (i.e., a space reservation).
“bulk cargo”	Cargo that is transported unpackaged in large quantities, such as ores, coal, grain and liquids.
“BWM Convention”	The International Convention for the Control and Management of Ships’ Ballast Water and Sediments.
“capacity”	The maximum number of containers, as measured in TEUs, that could theoretically be loaded onto a container ship, without taking into account operational constraints. With reference to a fleet, a carrier or the container shipping industry, capacity is the total TEUs of all vessels in the fleet, the carrier or the industry, as applicable.
“cargo manifest”	A shipping document listing the contents of shipments per bills of lading including their main particulars, usually used for customs, security, port and terminal purposes.
“carrier”	The legal entity engaged directly or through subcontractors in the carriage of goods for a profit.
“CERCLA”	The U.S. Comprehensive Environmental Response Compensation, and Liability Act.
“CGU”	Cash generating unit.
“charter”	The leasing of a vessel for a certain purpose at a fixed rate for a fixed period of time (where the hire is an agreed daily rate) or for a designated voyage (where the hire is agreed and based on volume/quantity of goods).

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
“classification societies”	Organizations that establish and administer standards for the design, construction and operational maintenance of vessels. As a practical matter, vessels cannot operate unless they meet these standards.
“conference”	A grouping of container shipping companies which come together to set a common structure of rates and surcharges for a specific trade route.
“consignee”	The entity or person named in the bill of lading as the entity or person to whom the carrier should deliver the goods upon surrendering of the original bill of lading when duly endorsed.
“container”	A steel box of various size and particulars designed for shipment of goods.
“containerized cargo”	Cargo that is transported using standard intermodal containers as prescribed by the International Organization for Standardization. Containerized cargo excludes cargo that is not transported in such containers, such as automobiles or bulk cargo.
“customs clearance”	The process of clearing import goods and export goods through customs.
“demurrage”	The fee we charge an importer for each day the importer maintains possession of a container that is beyond the scheduled or agreed date of return.
“depot”	Container yards located outside terminals for stacking of containers.
“detention”	A penalty charge which may be imposed by the carrier, the terminal or the warehouse to customers for exceeding agreed times for returning (merchant’s haulage) or stuffing/stripping (carrier’s haulage) container(s).
“dominant leg”	The direction of shipping on a particular trade with the higher transport volumes. The opposite direction of shipping is called the “counter-dominant” leg.
“drydocking”	An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the drydocking, mandatory classification society inspections are carried out and relevant certifications issued.
“ECAs”	Emission Control Areas as defined by Annex VI to the MARPOL Convention.
“end-user”	A customer who is a producer of the goods to be shipped or an exporter or importer of such goods, in each case, with whom we have a direct contractual relationship. In contrast, with respect to an indirect customer, we only have a contractual relationship with a freight forwarder who acts as agent for the producer of the goods to be shipped.
“EPA”	The U.S. Environmental Protection Agency, an agency of the U.S. federal government responsible for protecting human health and the environment.
“FCL”	Full Container Load, which refers to cargo shipped in a complete container.
“feeder”	A small tonnage vessel that provides a linkage between ports and long hull vessels or main hub ports and smaller facility ports, which may be inaccessible to larger vessels.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
“feeder service”	A line of service that transfers cargo between a central hub port and regional ports for a transcontinental ocean voyage.
“freight forwarder”	Non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company.
“GDP”	Gross domestic product.
“global orderbook”	The list of newbuilding orders published by Danish Ship Finance A/S
“hybrid charter”	A form of charter where the charterer’s responsibility and involvement is more in line with that of a “bareboat” charter, but the vessel owner retains possession of the vessels and other rights as defined in the charter party agreement.
“IMO”	The International Maritime Organization, the United Nations specialized agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships.
“IMO 2020 Regulations”	Global regulations imposed by the IMO, effective January 1, 2020, requiring all ships to burn fuel with a maximum sulfur content of 0.5%, among other requirements.
“ISM Code”	International Safety Management Code, an international code for the safe management and operation of ships and for pollution prevention issued by the IMO applicable to international route vessels and shipping companies (ship management companies, bareboat charters and shipowners).
“ISPS Code”	International Ship and Port Facility Security Code, an international code for vessel and port facility security issued by the IMO applicable to international route vessels.
“JWC”	The Joint War Committee.
“Kyoto Protocol”	The Kyoto Protocol to the United Nations Framework Convention on Climate Change.
“LCL”	Less than a Container Load, which refers to shipments that fill less than a full shipping container and are grouped with other cargo.
“liner”	A vessel sailing between specified ports on a regular basis.
“lines”	A line refers to a route for shipping cargo between sea ports.
“logistics”	A comprehensive, system-wide view of the entire supply chain as a single process, from raw materials supply through finished goods distribution. All functions that make up the supply chain are managed as a single entity, rather than managing individual functions separately.
“long-term lease”	In relation to container leasing, a lease typically for a term of five to ten years, during which an agreed leasing rate is payable.
“MARPOL Convention”	The International Convention for the Prevention of Pollution from Ships.
“MEPC”	The Marine Environment Protection Committee of the IMO.
“MTSA”	The US Maritime Transport Security Act of 2002.
“newbuilding”	A vessel under construction or on order.
“non-dominant leg”, or “counter-dominant leg”	The direction of shipping on a particular trade with the lower transport volumes. The opposite direction of shipping is called the “dominant” leg.
“non-vessel operating common carrier”	A carrier, usually a freight forwarder, which does not own or operate vessels and is engaged in the provision of shipping services, normally issuing a house bill of lading.

v

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
“off hire”	A period within a chartering term during which no charter hire is being paid, in accordance with the charter arrangement, due to the partial or full inability of vessels, owners or crew to comply with charterer instructions resulting in the limited availability or unavailability of the vessel for the use of the charterer.
“own”	With respect to our vessels or containers, vessels or containers to which we have title (whether or not subject to a mortgage or other lien) or that we charter-in pursuant to a long-term lease that we treat, for accounting purposes, as a capital lease.
“P&I”	Protection and indemnity.
“port state controls”	The inspection of foreign ships in national ports to verify that the condition of the ship and its equipment comply with the requirements of international regulations and that the ship is manned and operated in compliance with these rules.
“reefer”	A temperature-controlled shipping container.
“regional carrier”	A carrier who generally focuses on a number of smaller routes within a geographical region or within a major market, and usually offers direct services to a wider range of ports within a particular market.
“scrapping”	The process by which, at the end of its life, a vessel is sold to a shipbreaker who strips the ship and sells the steel as “scrap.”
“scrubbers”	A type of exhaust gas cleaning equipment utilized by ships to control emissions.
“service”	A string of vessels which makes a fixed voyage and serves a particular market.
“Shanghai (Export) Containerized Freight Index”	Composite index published by the Shanghai Shipping Exchange that reflects the fluctuation of spot freight rates in the export container transport market in Shanghai. The basis period of the composite index is October 16, 2009 and the basis index is 1,000 points.
“shipper”	The entity or person named in the bill of lading to whom the carrier issues the bill of lading.
“slot”	The space required for one TEU on board a vessel.
“slot capacity”	The amount of container space on a vessel.
“slot charter/hire agreement”	An arrangement under which one container shipping company will charter container space on the vessel of another container shipping company.
“slow steaming”	The practice of operating vessels at significantly less than their maximum speed.
“SOLAS”	The International Convention for the Safety of Life at Sea, 1974.
“SSAS”	Ship Security Alert Systems.
“STCW”	The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended.
“stevedore”	A terminal operator or a stevedoring company who is responsible for the loading and discharging containers on or from vessels and various other container related operating activities.
“swap agreement”	An exchange of slots between two carriers, with each carrier operating its own line, while also having access to capacity on the other shipper’s line.
“terminal”	An assigned area in which containers are stored pending loading into a vessel or are stacked immediately after discharge from the vessel pending delivery.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
“TEU”	Twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
“time charter”	A form of charter where the vessel owner charters a vessel’s carry capacity to the charterer for a particular period of time for a daily hire. During such period, the charterer has the use of vessel’s carrying capacity and may direct her sailings. The charterer is responsible for fuel costs, port dues and towage costs. The vessel owner is only responsible for manning the vessel and paying crew salaries and other fixed costs, such as maintenance, repairs, oils, insurance and depreciation.
“trade”	Trade between an origin group of countries and a destination group of countries.
“UNCITRAL”	The United Nations Commission on International Trade Law.
“U.S. Shipping Act”	The U.S. Shipping Act of 1984, as amended by the US Ocean Shipping Reform Act of 1998.
“vessel sharing agreement”	An operational agreement between two or more carriers to operate their vessels on a service by swapping slots on such service and whereby at least two carriers contribute vessels to the service.
“2M Alliance”	A container shipping alliance comprised of Copenhagen based Maersk Lines Ltd. (Maersk) and Geneva based Mediterranean Shipping Company (MSC).

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including “Risk factors,” “Selected consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and our consolidated financial statements and the related notes included at the end of this prospectus, before making an investment in our ordinary shares. Unless otherwise indicated, references to “ZIM,” “we,” “us,” “our,” the “company” or similar terms when used in a historical context refer to ZIM Integrated Shipping Services Ltd., or any one or more of its subsidiaries or their predecessors, or to such entities collectively. The terms “shekels,” “Israeli shekels” and “NIS” refer to the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS 3.245 to US$1.00, the exchange rate reported by the Bank of Israel on December 17, 2020. For definitions of certain terms that are commonly used in the shipping industry and in this prospectus, see “Glossary of shipping terms.”
Our company
We are a global, asset-light container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.
Our main focus is to provide best-in-class service for our customers while maximizing our profitability. We have positioned ourselves to achieve industry-leading margins and profitability through our focused strategy, commercial excellence and enhanced digital tools. As part of our “Innovative Shipping” vision, we rely on careful analysis of data, including business and artificial intelligence, to better understand the needs of our customers and digitize our products accordingly, without compromising our personal touch. We operate and innovate as a truly customer-centric company, constantly striving to provide a best-in-class product offering. Our asset-light model, which differentiates us relative to our competition, enables us to benefit from a flexible cost structure and operational efficiency. This, in turn, increases profitability and allows us to better serve our customers. As of September 30, 2020, we operated a fleet of 70 vessels and chartered-in 98.5% of our TEU capacity and 98.6% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 56% of their fleets.
We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the nine months ended September 30, 2020): (1) Transpacific (39% of carried TEUs), (2) Atlantic (22%), (3) Cross Suez (12%), (4) Intra-Asia (21%) and (5) Latin America (6%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone) where we maintain a 14% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 11% market share and (3) Far East to US East Coast (Pacific trade zone), 10% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (CTS). In response to the growing trend in eCommerce, we recently launched two new, premium high speed services called ZIM eCommerce Xpress (ZEX), which moves freight from China to Los Angeles, and ZIM China Australia Express (CAX), which moves freight from China to Australia. These solutions for time-sensitive cargo, which provide a compelling alternative to air freight, illustrate our agility and ability to quickly and efficiently execute in new niche lanes where we can offer a unique product and become the carrier of choice for our customers.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
As of September 30, 2020, we operated a global network of 66 weekly lines, calling at 310 ports in more than 80 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. These subsidiaries, which we operate in China, Vietnam, Canada, Brazil, India and Singapore, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the nine months ended September 30, 2020, approximately 26% of our TEUs carried utilized additional elements of land transportation.
As of September 30, 2020, we chartered-in nearly all of our capacity; in addition, 78.3% of our chartered-in vessels are under leases having a remaining charter duration of one year or less (or 71.2% in terms of TEU capacity). Our short-term charter arrangements allow us to adjust our capacity quickly in anticipation of, or in response to, changing market conditions, including as we continue to adjust our operations in response to the ongoing COVID-19 pandemic. Our fleet, both in terms of the size of our vessels and our short-term charters, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of vessels and specific trade advantages. The majority of our vessels are from a large and liquid pool of large mid-sized vessels (3,000 to 10,000 TEUs) that are typically available for us to charter. In addition, we operate a modern and specialized container fleet, which acts as an additional value-added service offering, attracting higher yields than standard cargos.
Our network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. Our strategic operational collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was announced in July 2018, launched in September 2018 and further expanded in March 2019 and August 2019, allows us to provide faster and more efficient service in some of our most critical trade lanes, including Asia — US East Coast, Asia — Pacific Northwest, Asia — Mediterranean and Asia — US Gulf Coast. Our cooperation with the 2M Alliance today covers four trade lanes, 11 services and approximately 21,400 weekly TEUs. In addition to our collaboration with the 2M Alliance, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region.
We have a highly diverse and global customer base with approximately 26,800 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) using our services. In 2019, our 10 largest customers represented approximately 15% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering and schedule

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
reliability has generated a loyal customer base, with 75% of our top 20 customers in 2019 having a relationship with the Company lasting longer than 10 years.
We have focused on improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples include: (i) entering into a strategic cooperation with Alibaba, via Alibaba.com, to enhance logistics services to its customers and service providers. Our innovative collaboration helps Alibaba offer its customers a more affordable transit alternative relative to air freight with a seamless and easy-to-use interface; (ii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iii) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (iv) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time.
Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years we have taken initiatives to reduce and avoid costs across our operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enable us to focus on the most profitable routes with our customers. The net impact has been demonstrated through our industry-leading Adjusted EBIT margins for the last 23 consecutive quarters.
In addition to effective cost management, we would not have been able to achieve our financial results without our unique organizational culture. We have implemented a new vision and values, “Z-Factor,” which is fully aligned with and supports our strategy and long-term goals. Our vision of “Innovative shipping dedicated to you!” has driven our focus on innovation and digitalization and has led us to become a truly customer-centric company. Our can-do approach and results-driven attitude support our passion for commercial excellence and drives our focus on optimizing our cargo and customer mix. Our organizational culture enables us to operate at the highest level, while also treating our oceans and communities with care and responsibility.
We are headquartered in Haifa, Israel. As of September 30, 2020, we had approximately 3,782 full-time employees worldwide. In 2019 and for the nine-month period ended September 30, 2020, we carried 2.82 million and 2.04 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $3,300 million and $2,631 million, our net income (loss) was $(13) million and $158 million and our Adjusted EBITDA was $386 million and $504 million, respectively.
Our key strengths
We believe that we possess a number of key strengths that support our competitive position.
•
Leading presence in markets where we can maximize profitability.   We focus on attractive global and niche markets where we can develop sustainable competitive advantages and drive long-term profitability. We consistently re-evaluate our focus on expanding our presence or entering new trades. For example, in the Atlantic trade we maintain a significant presence in the US East Coast & Gulf to Mediterranean trade with a TEU market share of 14% as of September 30, 2020. In addition, we have a market share of 11% on the East Mediterranean & Black Sea to Far East trade (Cross Suez) and 10% on the Far East to US East Coast trade (Pacific). The flexibility of our partnership arrangements as well as the agility of our fleet create a competitive advantage that enables us to better serve our existing customers by identifying and expanding into new strategic trades that are underserved. An example of this were our two recently launched high speed services, ZEX and CAX, which developed solutions for our customers to meet the growing needs of eCommerce related time-sensitive cargo.

•
Asset-light business model and flexible cost structure.   We actively manage our asset mix. As of September 30, 2020, we owned one vessel, or 1.4% of our fleet, and chartered-in 69 vessels, or 98.6%

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
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of our fleet. By contrast, on average, our competitors owned 44% of their fleet and chartered-in the remaining 56%. We believe that our high proportion of chartered-in vessels allows us to maintain a sizeable fleet while limiting our capital investment requirements, improving our cash conversion and maximizing our flexibility. Further, as of September 30, 2020, 78.3% of our chartered-in vessels are under short-term leases with a remaining charter duration of less than one year. By chartering-in a significant portion of our fleet under short-term leases, we are able to adjust our fleet capacity mix to react to changing market conditions in the trades in which we operate. Moreover, the capacities of our operated vessels range from less than 1,000 TEUs to 12,000 TEUs, allowing us to service geographic trades with varying capacity requirements. For example, our smaller vessels service our Intra-Asia routes whereas our larger vessels service our Asia-USEC routes. We believe that our operated vessels are most suitable to the niche markets where we are focusing our strategic efforts. These vessels, which are more readily available in the charter market, offer the most optionality as they can serve a larger proportion of the world’s ports compared to mega vessels (greater than 15,000 TEUs) that exclusively cover mainlane trades. As of September 30, 2020, large mid-sized vessels (3,000 to 10,000 TEUs) comprised 57% of our fleet (or 64% in terms of TEU capacity). We are currently exploring long-term lease arrangements in respect of vessels planned to be deployed in the Transpacific trade, which would replace some vessels currently under short-term charters. The capacity of such new vessels could reach 15,000 TEUs, which would increase our ability to service such routes.
•
Enhanced geographic coverage and service offerings through partnerships including strategic cooperation agreement with the 2M Alliance.   In 2018, we entered into a strategic cooperation agreement with the 2M Alliance to improve coverage and cost efficiencies in select strategic trades. The 2M Alliance members, Maersk and MSC, control 33% of the global fleet by TEU capacity as of September 30, 2020 and our arrangement with the 2M Alliance provides for comprehensive vessel sharing and port coverage. Our coverage with the 2M Alliance includes four trade routes and 11 services: (1) Asia — USEC (five services), (2) Asia — Pacific Northwest (two services), (3) Asia — Mediterranean (two services) and (4) Asia — U.S. Gulf (two services). Our cooperation agreement with the 2M Alliance allows us to “partner-to-play” at scale with greater stability in our trade routes that originate out of Asia by providing more competitive slot costs, new ports of call and superior transit times. In addition to the 2M Alliance, we partner with most of the top global carriers as well as regional carriers in local lanes through cooperation agreements and strive to select the best partner for each of the trades in which we operate. These cooperation agreements allow us to continue to operate with flexibility while enhancing our coverage, provide more frequent and efficient services within our select trades and help us respond to changes in industry and market dynamics more expeditiously than our competitors.

•
Commercial and operational excellence powered by our digital tools and innovation.   We have implemented numerous digital tools and smart systems to support our customer-centric approach and to maximize our profitability. We have invested heavily in technology platforms, incorporating direct feedback from our customers through our “Powered by our customers” approach, to help make doing business with ZIM easier. The following platforms and services are the product of our efforts and investment over the past three years: (i) with more than 400,000 unique visitors per month, our new company website is responsively designed for any device, supporting multiple languages, dynamic service maps, local news and updates and a new live chat feature; (ii) launched in January 2019, myZIM Customer Personal Area provides our customers with a more efficient and convenient way to manage all their shipments under one digital platform; (iii) online access to all customers’ documentation, including booking confirmation, bill of ladings, delivery orders, freight invoices, arrival notices, etc.; (iv) print B/L, a feature that allows our customers to independently print their original bill of lading at their location; (v) online technical chat support; (vi) draft B/L, which enables export users to view, edit and approve their bill of landing draft online without the need to call a representative; (vii) eZIM, the fastest and easiest way to directly submit eBooking and eShipping Instructions, as well as eZQuote, which adds the ability for all customers to receive instant quotes with a fixed price and guaranteed terms, and (viii) ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. In addition to our front-end customer-focused digital platforms, we have invested in internal tools to improve revenue management and profitability. Our internal tools include: (i) “Lead-to-Agreement”, a system that

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; (ii) “Commercial Excellence”, an advanced cloud-based analytical tool that assists our geographic trade zones and sales force in focusing on more profitable customers in specific trades; (iii) “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; (iv) “ZIMPulse”, a comprehensive set of on-line KPIs, broken down by geographic trade zone and country, with “push” notifications for anomalies in data; (v) “ZIMGuard,” an artificial intelligence- based system designed to detect possible misdeclarations of dangerous cargo in real time, increasing supply chain safety; and (vi) “Logistics Fraud Detection”, machine learning-based analysis that identifies anomalies in logistics container movement and assists with fraud prevention.
•
Customer-centric service offering supporting a diverse and loyal global customer base.   As of September 30, 2020, we had approximately 26,800 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) from 84 countries. Our customers include blue chip beneficial cargo owners such as Target, Walmart and Electrolux as well as freight forwarders such as Kuehne + Nagel, DB Schenker, DHL and DSV Ocean Transport. For the 12 months ended on September 30, 2020, 35% of our volume was carried on behalf of beneficial cargo owners and 65% of our volume was carried on behalf of freight forwarders. In 2019, our 10 largest customers represented approximately 15% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues, with no single customer representing more than 5% of our revenues. Although the container liner industry generally has low costs related to switching carriers, we have high retention rates among our largest customers. 75% of our top 20 customers in 2019 have been doing business with us for more than 10 years. Our enhanced focus on customer-centric services has driven improvement and stability in customer satisfaction over the past several years. We believe we are well-positioned to attract new customers by being the leading carrier of choice in the trades in which we operate, through our reliable and competitive services, via our broad range of premium shipping solutions, our best-in-class technology and our highly trained and experienced sales force and customer service representatives.

•
Strong performance culture and experienced management team with deep industry knowledge.   As a pioneer in providing seaborne transportation and logistics solutions since 1945, we have developed a strong company culture for performance, where individual and collective behavior supports the execution of our strategies, led by a management team with vast business experience and deep industry knowledge and with the full support and guidance of an extremely experienced Board of Directors. In 2019, we launched a new Vision and Values within our organization, which defined our values as: (1) can-do approach, (2) results-driven, (3) agility, (4) togetherness and (5) sustainability, while our Vision is defined as “Innovative shipping dedicated to you!”. The refreshed new Vision and Values were fully implemented across the organization and we believe have been instrumental in helping improve the spirit of the organization and support our financial results. Relative to our global liner peers, we have improved to the #1 ranking in terms of employee satisfaction according to Glassdoor. On average, our senior managers have been with us for approximately 12 years and have an average of 16 years of experience in a variety of roles within the shipping industry. In addition, our Board of Directors is comprised of seasoned business managers with diverse backgrounds and includes a number of highly experienced shipping veterans with multi-decade experience across all segments of the sector, including operations, ownership, management and ship finance. We believe that our team’s experience, deep industry knowledge and strong relationships with container liner industry participants, including freight forwarders, financing providers, customers, rail and truck transportation providers, vessel owners and shipbuilders, will continue to position us to execute our growth strategies. Our senior management team has a proven ability to lead complex processes and achieve desired results. This is demonstrated through our ability to achieve industry-leading Adjusted EBIT margins for the last 23 consecutive quarters.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Our strategies
Our primary objective is to use our strengths to profitably grow our business and maximize value to our shareholders. The key elements of our strategy are:
•
Further develop our industry-leading technologies to drive profitability.   We continue to focus on developing industry-leading and best-in-class technologies to support our customers, improve our operations and maximize our profitability. We are focused on developing the best end-to-end digital experience for our customers while maintaining our personal touch. Digital services such as (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform and (iii) eZQuote, our online instant quoting service, all enable us to attract and retain high quality customers. Further, our continued investment in our back-end revenue management tools enables us to proactively manage our cargo and vessels to focus on the highest yielding bookings with our customers. For example, the “Dynamic Pricing” tool that we are developing will assist us in improving our profitability margins through use of an analytical engine to identify the optimal pricing for spot transactions. We believe that the core pillar of our growth and profitability strategy is our recent and continued investment in industry-leading and differentiated technologies.

•
Strategically expand our presence in existing geographic trades and enter new targeted, profitable trades.   Our strategy is to be a leading carrier of choice in each of the geographic trades in which we operate and markets we serve. We focus on trades that we believe are underserved and where we can introduce competitive and comprehensive product offerings to drive our profitability. We will continue to look for opportunities to launch new growth engines such as the ZIM eCommerce Xpress (“ZEX”) line and the ZIM China Australia Express (“CAX”) line in response to growing eCommerce trends. Our CAX service is an additional agile response to meeting market demand, connecting Australia with its largest trading partner whilst offering a competitive transit time. As a further example, in response to Vietnam’s rise as the fastest growing export country in Asia, we have recently extended our services connecting Vietnam to the Intra-Asia trade and for feeding into the Transpacific market. We now offer coverage to Vietnam ports across nine Intra-Asia lines and one direct Transpacific route.

•
Leverage our strategic cooperation agreements, including with the 2M Alliance, to drive further growth in strategic trades.   Our flexibility to partner with many of the top global carriers on global trades and with select regional carriers on local trades provides us with the ability to choose the best partner for each of our trades. These partnerships are a core principle of our growth strategy. Our long-term strategic cooperation with the 2M Alliance is focused on improving coverage and cost efficiencies across several of our most critical trade lanes that originate out of Asia into the United States and Mediterranean. This partnership allows us to compete at scale with the larger global liners in these markets. Our cooperation agreements include joint growth mechanisms such as upsizing vessel size, launching additional lanes in a given trade and deploying and sharing additional ad-hoc sailings to meet peak demand. Cooperation agreements drive more cost-efficient volume growth and coverage with reduced risk either by rationalizing slots or upsizing vessels jointly.

•
Continue relentless focus on cost management initiatives.   The constant focus on operational improvements is a key element of our corporate culture. We intend to continue to focus on improving processes and structures across the organization to drive efficiencies and cost savings while maintaining a high level of service. We expect that the global procurement function will continue to generate savings from both new and renegotiated supplier contracts via decreasing contract rates. We have improved our operations through several creative initiatives such as innovative fuel procurement, consumption optimization and port performance optimization and we continuously evaluate the market and seek to develop new initiatives. We also intend to continue to improve and invest in our information technology infrastructure to support further business analytics initiatives, including logistics analyses, operational efficiencies and cost reduction opportunities.

•
Focus on sustainability as a core principle of our service offering.   Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations,

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
both at sea and onshore. In March 2020, our Board of Directors approved the adoption of a comprehensive anti-corruption and anti-bribery enforcement plan. Since 2018, we have also participated as a member of the Maritime Anti-Corruption Network, a global business network working towards the vision of a maritime industry free of corruption that enables fair trade. To further drive home our efforts around sustainability, we have joined a number of associations that are dedicated to reducing environmental impacts in the container shipping industry, such as the World Ports Climate Initiative and the Clean Cargo Working Group, and we have created our own Sustainability Working Group, which actively promotes initiatives with positive environmental impacts. One of our main goals has been the prevention of pollutions and reduction of CO2 emissions and from 2018 to 2019, we reduced our CO2 emissions by over 25%. In addition to reducing pollution and emissions, we are highly focused on monitoring our fuel consumption. We have been able to improve our fuel efficiency (fuel consumption per 1,000 miles per TEU) since 2016 by over 11% through our enhanced port call sequence, improved port productivity and optimized sea routes to avoid extreme weather. As we continue to grow, sustainability will remain as a core value.
•
Further opportunities for investment in new engines of growth.   Recently, we have developed, and will continue to develop multiple engines of growth which are adjacent to our traditional container shipping business. We have formed a number of partnerships and collaborations with third-party start-ups, as innovation is in our DNA. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a leading cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZCode”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.). This technology is extremely fast and is suitable for multiple types of media; (iii) Our investment in and partnership with WAVE, a leading electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) Our investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments. This partnership is set to complement our cooperation with Alibaba, by adding an online LCL solution for Alibaba sellers, and is expected to enable us to gain footprint in adjacent and new markets, grow our revenue streams and provide added value to our customers.

Recent developments
Preliminary estimated unaudited financial and operating results as of and for the fiscal year ended December 31, 2020
The data presented below reflects certain preliminary estimated unaudited financial and operating results as of and for the year ended December 31, 2020, based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial or operating results as of and for the year ended December 31, 2020, and our actual results may differ materially from this preliminary estimated data.
We have not yet completed closing our accounting records for the year ended December 31, 2020, and the audit of our financial statements for such period has not been completed. During the course of our financial close, the preparation of our financial statements and related notes and the completion of the audit for the year ended December 31, 2020, additional adjustments to the preliminary estimated financial information presented below may be necessary, including to present the information in accordance with IFRS. Any such adjustments may be material. Therefore, this data represents management estimates that are subject to risks and uncertainties. See “Special note regarding forward-looking statements” and “Risk factors.”
Accordingly, actual results may differ materially from these estimates, and all of these preliminary estimates are subject to change. The preliminary estimates included in this prospectus have been prepared by, and are the responsibility of, management. Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, has not audited, reviewed, compiled or performed any

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
procedures with respect to this preliminary data and, accordingly, Somekh Chaikin does not express an opinion or any other form of assurance with respect thereto.
Based upon such preliminary estimated and operating financial results, we expect the following key metrics as of and for the year ended December 31, 2020 to be between the ranges set out in the following table, as compared to the year ended December 31, 2019.
	As of and for the Year Ended December 31, 2020
	(estimated)
	Low	High	As of and for the Year Ended December 31, 2019
	(in millions)
Cash and cash equivalents	$	$	$182.8
Total long-term debt			1,610.9
Income from voyages and related services			3,299.8
Net income (loss)			(13.0)
Adjusted EBIT(1)			148.9
Adjusted EBITDA(1)	$	$	$385.9
TEUs carried			2,821
Average freight per TEU(2)	$	$	$1,009

(1)
Adjusted EBIT and Adjusted EBITDA are non-IFRS measures. See “— Non-IFRS financial measures” for how we define and calculate Adjusted EBIT and Adjusted EBITDA and a discussion about the limitations of these non-IFRS financial measures. The following tables reconcile these non-IFRS financial measures to net income (loss), the most directly comparable IFRS measure, for the periods presented:

	Preliminary Year Ended December 31, 2020
	(estimated)
	Low	High	Year Ended December 31, 2019
	(in millions)
Net income (loss)	$	$	$(13.0)
Financial expenses (income), net			154.3
Income taxes			11.7
Operating income (EBIT)			153.0
Non-cash charter hire expenses			10.5
Capital loss (gain), beyond the ordinary course of business			(14.2)
Impairment of assets			1.2
Expenses related to legal contingencies			(1.6)
Adjusted EBIT	$	$	$148.9

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	Preliminary Year Ended December 31, 2020
	(estimated)
	Low	High	Year Ended December 31, 2019
	(in millions)
Net income (loss)	$	$	$(13.0)
Financial expenses (income), net			154.3
Income taxes			11.7
Depreciation and amortization			245.5
EBITDA			398.5
Non-cash charter hire expenses			2.0
Capital loss (gain), beyond the ordinary course of business			(14.2)
Impairment of assets			1.2
Expenses related to legal contingencies			(1.6)
Adjusted EBITDA	$	$	$385.9

(2)
We define average freight rate per TEU as income from containerized cargo during each period divided by the number of TEUs carried for that same period. The following table provides income from containerized cargo for the periods presented:

	Preliminary Year Ended December 31, 2020
	(estimated)
	Low	High	Year Ended December 31, 2019
	(in millions)
Freight revenues from containerized cargo	$	$	$2,847.3
Pre-IPO share split
We will amend and restate our articles of association in connection with this offering, which will reflect a pro rata distribution to our shareholders of nine ordinary shares for each one ordinary share issued and outstanding, which distribution will become effective immediately following pricing and prior to the consummation of this offering. This planned pro rata distribution, or the Pre-IPO Share Split, will result in 100,000,000 ordinary shares being outstanding prior to the consummation of this offering. See “— The offering” and “Shares eligible for future sale” for more information.
Corporate information
We are incorporated under the laws of the State of Israel (registration number 52-001504-1). Our principal executive offices are located at 9 Andrei Sakharov Street, Matam Scientific Industries Center, P.O. Box 1723, Haifa 3101601, Israel, and our telephone number is +972 (4) 865-2111. Our website address is www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
THE OFFERING
Ordinary shares offered
       ordinary shares
Ordinary shares outstanding before this offering
100,000,000 ordinary shares
Ordinary shares to be outstanding after this offering
        ordinary shares (or        ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full)
Underwriters’ option
We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional            ordinary shares at the initial public offering price less the underwriting discount.
Use of proceeds
We intend to use the net proceeds from this offering to support long-term growth initiatives, including investing in vessels, containers and other digital initiatives, to strengthen our capital structure, to foster financial flexibility and for general corporate purposes. We may also use a portion of the net proceeds to service or repay certain outstanding debt. See “Use of proceeds.”
Dividends
We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Declaration and payment of any dividend is subject to the discretion of our Board of Directors and the requirements of Israeli law as well as the other limitations set forth in the sections of this prospectus entitled “Dividend policy,” “Risk factors” and “Description of share capital.”
Risk factors
See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Listing
We intend to apply to have the ordinary shares listed on the NYSE under the symbol “ZIM.”
The number of ordinary shares to be outstanding before and after this offering is based on 10,000,000 ordinary shares outstanding as of September 30, 2020 (which is the actual number of ordinary shares outstanding as of such date), after giving effect to the Pre-IPO Share Split (which would have resulted in 100,000,000 ordinary shares being outstanding as of such date).
The number of ordinary shares to be outstanding after this offering excludes:
•
4,990,000 ordinary shares reserved for issuance under our Option Plan (as defined below) as of September 30, 2020, of which options to purchase 4,990,000 shares at a weighted average exercise price of $1.00 per share were outstanding, in each case, after giving effect to the Pre-IPO Share Split; and

•
1,000,000 ordinary shares reserved for issuance under our Incentive Plan (as defined below), including      ordinary shares to be issued thereunder in respect of certain grants to our officers and/or directors assuming an initial offering price of $     per share (the midpoint of the range of the estimated initial public offering price range set forth on the cover page of this prospectus), in each case, after giving effect to the Pre-IPO Share Split.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Unless otherwise indicated, this prospectus:
•
assumes an initial public offering price of $      per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•
assumes no exercise of the underwriters’ option to purchase up to an additional           ordinary shares from us; and

•
does not give effect to the Pre-IPO Share Split, which contemplates the planned pro rata distribution to our shareholders of nine ordinary shares for each one ordinary share issued and outstanding, which distribution will become effective immediately following pricing and prior to the consummation of this offering.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The summary consolidated financial data set forth below as of December 31, 2019 and for each of the years in the three year period ended December 31, 2019 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board, or PCAOB. The summary consolidated financial data set forth below as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 have been derived from the unaudited interim consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for any interim period are not necessarily indicative of the results of operations that may be expected for a full fiscal year or any other interim period.
This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto. You should read the following summary consolidated financial and other data in conjunction with “Selected consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes thereto.
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions, except for share and per share data)
CONSOLIDATED INCOME STATEMENTS
Income from voyages and related services	$2,630.9	$2,472.5	$3,299.8	$3,247.9	$2,978.3
Cost of voyages and related services:
Operating expenses and cost of services	(2,039.0)	(2,125.2)	(2,810.8)	(2,999.6)	(2,600.1)
Depreciation	(204.3)	(161.3)	(226.0)	(100.2)	(97.2)
Gross profit	387.6	186.0	263.0	148.1	281.0
Other operating income (expenses), net	7.4	30.3	36.9	(32.8)	1.6
General and administrative expenses	(114.8)	(111.5)	(151.6)	(143.9)	(147.6)
Share of profits of associates	2.4	3.6	4.7	5.4	7.6
Results from operating activities	282.6	108.4	153.0	(23.2)	142.6
Finance expenses, net	(113.6)	(112.5)	(154.3)	(82.6)	(117.0)
Profit (loss) before income tax	169.0	(4.1)	(1.3)	(105.8)	25.6
Income tax	(11.2)	(10.1)	(11.7)	(14.1)	(14.2)
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4
Basic net income (loss) per ordinary share(2)	$15.29	$(1.77)	$(1.81)	$(12.57)	$0.62
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share(2)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Diluted net income (loss) per ordinary share(2)	$14.66	$(1.77)	$(1.81)	$(12.57)	$0.62
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share(2)	10,431,079	10,000,000	10,000,000	10,000,000	10,000,000
Pro forma basic net income (loss) per ordinary share(2)(3)	$1.53	$(0.18)	$(0.18)	$(1.26)	$0.06
Weighted average number of ordinary shares used in computing pro forma basic net income (loss) per ordinary share(2)(3)	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Pro forma diluted net income (loss) per ordinary share(2)(3)	$1.47	$(0.18)	$(0.18)	$(1.26)	$0.06
Weighted average number of ordinary shares used in computing pro forma diluted net income (loss) per ordinary share(2)(3)	104,310,786	100,000,000	100,000,000	100,000,000	100,000,000

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	As of September 30, 2020		As of December 31, 2019
	Actual	As Adjusted(4)	Actual
	(in millions)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Total current assets	$823.4	$	$630.8
Total Assets	2,197.2		1,926.1
Total current liabilities	975.9		926.3
Total liabilities	2,292.3		2,178.4
Total non-current liabilities	1,316.4		1,252.0
Total shareholders’ equity (deficit)	(95.1)		(252.3)
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions)
CONSOLIDATED CASH FLOW DATA
Net cash generated from operating activities	$466.4	$281.3	$370.6	$225.0	$230.9
Net cash generated from (used in) investing activities	(13.0)	44.7	38.0	51.1	(93.5)
Net cash used in financing activities	(286.1)	(326.2)	(411.4)	(242.7)	(139.8)
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions)
OTHER FINANCIAL DATA
Adjusted EBIT(5)	$289.4	$101.5	$148.9	$39.1	$169.3
Adjusted EBITDA(5)	504.5	270.5	385.9	150.7	277.6
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions)
OTHER SUPPLEMENTAL DATA
TEUs carried	2,042	2,124	2,821	2,914	2,629
Average freight rate per TEU(6)	$1,116	$1,007	$1,009	$973	$995

*
Other Financial Data and Other Supplemental Data have not been derived from our consolidated financial statements.

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Basic and diluted net income (loss) per ordinary share are computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

(3)
Pro forma basic and diluted net income (loss) per ordinary share give effect to the Pre-IPO Share Split for all periods presented.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
(4)
As adjusted gives effect to the issuance and sale of ordinary shares by us in this offering at the assumed initial public offering price of $      , which is the midpoint of the range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)
Adjusted EBIT and Adjusted EBITDA are non-IFRS measures. See “— Non-IFRS financial measures” below for how we define and calculate Adjusted EBIT and Adjusted EBITDA, a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion about the limitations of these non-IFRS financial measures.

(6)
We define average freight rate per TEU as income from containerized cargo during each period divided by the number of TEUs carried for that same period. The following table provides income from containerized cargo for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
	(in millions)
Freight revenues from containerized cargo	$2,279.4	$2,137.9	$2,847.3	$2,835.8	$2,617.2
NON-IFRS FINANCIAL MEASURES
Adjusted EBIT
Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. We have included Adjusted EBIT in this prospectus because it is a key measure used by our management and Board of Directors to evaluate our operating performance. We believe that it is also a useful measure for investors and analysts to measure our operating performance and to compare our operating results between periods on a consistent basis and, because Adjusted EBIT is a common measure of performance in our industry, to compare our operating results to the operating results of our peers. Nevertheless, Adjusted EBIT may not be comparable to similarly titled measures of other companies because other entities may not define or calculate Adjusted EBIT in the same manner. In arriving at this non-IFRS financial measure, we have excluded items that either have a non-recurring impact on our income statements or which, in the judgment of our management, are excluded to facilitate operating performance comparisons. Accordingly, we believe that Adjusted EBIT provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Nevertheless, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for net income (loss) or any other financial measure reported in accordance with IFRS.
This non-IFRS financial measure has certain limitations as it does not include items which may have a material effect on our financial statements. Some of these limitations are:
•
Adjusted EBIT does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBIT does not reflect tax payments that may represent a reduction in cash available to us; and

•
Adjusted EBIT does not reflect interest and debt repayments to which we are subject or debt receipts.

Accordingly, management uses Adjusted EBIT as only one of several measures for evaluating our business performance. In addition, financial expenses (income), net, income taxes, non-cash charter hire expenses, impairments and capital gains (losses) beyond the ordinary course of business, as well as expenses related to legal contingencies are reviewed separately by management.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBIT for the periods presented:
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
	(in millions)
RECONCILIATION OF NET INCOME (LOSS)
TO ADJUSTED EBIT
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4
Financial expenses (income), net	113.6	112.5	154.3	82.6	117.0
Income taxes	11.2	10.1	11.7	14.1	14.2
Operating income (EBIT)	282.6	108.4	153.0	(23.2)	142.6
Non-cash charter hire expenses(1)	6.3	8.1	10.5	20.0	21.8
Capital loss (gain), beyond the ordinary course of business(2)	—	(14.6)	(14.2)	(0.3)	0.2
Impairment of assets	0.5	1.2	1.2	37.9	2.5
Expenses related to legal contingencies	—	(1.6)	(1.6)	4.7	2.2
Adjusted EBIT	$289.4	$101.5	$148.9	$39.1	$169.3
Adjusted EBIT margin(3)	11.0%	4.1%	4.5%	1.2%	5.7%

(1)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the debt restructuring we undertook in 2014 (the “2014 restructuring”).

(2)
Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

(3)
Represents Adjusted EBIT divided by Income from voyages and related services.

Adjusted EBITDA
We also examine Adjusted EBITDA as an additional financial measurement. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and Board of Directors to evaluate our operating performance. It is also a useful measure for investors and analysts to measure our operating performance and to compare our operating results between periods on a consistent basis. Nevertheless, Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other entities may not define or calculate Adjusted EBITDA in the same manner.
Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net income (loss) as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments, and tax payments. Additionally, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•
Adjusted EBITDA does not reflect interest and debt repayments to which we are subject or debt receipts.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Management compensates for these limitations by using Adjusted EBITDA as only one of several measures for evaluating our business performance. In addition, depreciation and amortization, impairments, financial expenses (income), net, income taxes, non-cash charter hire expenses and capital gains (losses) beyond the ordinary course of business, as well as expenses related to legal contingencies are reviewed separately by management.
The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the periods presented:
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions)
RECONCILIATION OF NET INCOME (LOSS)
TO ADJUSTED EBITDA
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4
Financial expenses (income), net	113.6	112.5	154.3	82.6	117.0
Income taxes	11.2	10.1	11.7	14.1	14.2
Depreciation and amortization	220.8	175.4	245.5	111.6	108.3
EBITDA	503.4	283.8	398.5	88.4	250.9
Non-cash charter hire expenses(2)	0.6	1.7	2.0	20.0	21.8
Capital loss (gain), beyond the ordinary course of business(3)	—	(14.6)	(14.2)	(0.3)	0.2
Impairment of assets	0.5	1.2	1.2	37.9	2.5
Expenses related to legal contingencies	—	(1.6)	(1.6)	4.7	2.2
Adjusted EBITDA	$504.5	$270.5	$385.9	$150.7	$277.6

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Management’s discussion and analysis of financial condition and results of operation — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(3)
Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

We believe that these non-IFRS financial measures are useful in evaluating our business because they are leading indicators of our profitability and our overall business. Nevertheless, this information should be considered as supplemental in nature and not meant to be considered in isolation or as a substitute for net income (loss) or any other financial measure reported in accordance with IFRS. Other companies, including companies in our industry, may calculate Adjusted EBIT and Adjusted EBITDA differently or not at all, which reduces the usefulness of these measures as comparative measures. You should consider Adjusted EBIT and Adjusted EBITDA along with other financial performance measures, including net income (loss), and our financial results presented in accordance with IFRS.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
This offering and an investment in our ordinary shares involve risks and uncertainties. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to invest in our ordinary shares. Additional risks and uncertainties of which we are not presently aware or currently deem immaterial could also affect our business, financial condition and results of operations. If any of these risks and uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.
Summary of Risk Factors
The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.
•
The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic conditions and the many factors that affect supply and demand in the shipping industry, including geopolitical trends, US-China related trade restrictions, regulatory developments, relocation of manufacturing and, recently, the impact of the COVID-19 pandemic.

•
We charter-in substantially all of our fleet, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, our costs associated with chartering vessels are unpredictable.

•
Excess supply of global container ship capacity, which depresses freight rates, may limit our ability to operate our vessels profitably. In addition, increased global container ship capacities are leading to overload and/or overcapacity and congestion in certain ports and may limit our access to ports.

•
Changing trading patterns, trade flows and sharpening trade imbalances may increase our container repositioning costs. If our efforts to minimize our repositioning costs are unsuccessful, it could adversely affect our business, financial condition and results of operations.

•
Our ability to participate in operational partnerships in the shipping industry remains limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.

•
The container shipping industry is highly competitive and competition may intensify even further. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates, which could negatively affect our market position and financial performance.

•
We may be unable to retain existing customers or may be unable to attract new customers.

•
Volatile bunker prices, including as a result of the mandatory transfer to low sulfur oil bunker by the IMO 2020 Regulations, may have an adverse effect on our results of operations.

Risks related to our business and our industry
We only operate in the container segment of the shipping industry, and the container shipping industry is dynamic and volatile.
Our principal operations are in the container shipping market and we are significantly dependent on conditions in this market, which are for the most part beyond our control. For example, our results in any given period are substantially impacted by supply and demand in the container shipping market, which impacts freight rates, bunker prices, and the prices we pay under the charters for our vessels. Unlike some of our competitors, we do not own any ports or similar ancillary assets. Due to our lack of diversification, an adverse development in the container shipping industry would have a significant impact on our financial condition and results of operations.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of global economic crises and the many conditions and factors that affect supply and demand in the shipping industry, which include:
•
global and regional economic and geopolitical trends, including the impact of the COVID-19 pandemic on the global economy, armed conflicts, terrorist activities, embargoes, strikes and trade wars;

•
the global supply of and demand for commodities and industrial products globally and in certain key markets, such as China;

•
developments in international trade, including the imposition of tariffs, the modification of trade agreements between states and other trade protectionism (for example, in the U.S.-China trade);

•
currency exchange rates;

•
prices of energy resources;

•
environmental and other regulatory developments;

•
changes in seaborne and other transportation patterns;

•
changes in the shipping industry, including mergers and acquisitions, bankruptcies, restructurings and alliances;

•
changes in the infrastructure and capabilities of ports and terminals;

•
weather conditions;

•
outbreaks of diseases, including the COVID-19 pandemic; and

•
development of digital platforms to manage operations and customer relations, including billing and services.

As a result of some of these factors, including cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, although freight rates have recovered during the fourth quarter of 2019, mainly driven by a recovery of the higher bunker cost associated with the implementation of IMO 2020 Regulations, the comprehensive Shanghai (Export) Containerized Freight Index which increased from 716 at October 17, 2019 to 1,023 points at January 3, 2020, thereafter decreased to 818 points at April 23, 2020 and increased again to 2,311 points at December 11, 2020. Furthermore, rates within the charter market, through which we source almost all of our capacity, may also fluctuate significantly based upon changes in supply and demand for shipping services. In addition, in 2014, in order to cope with the cyclicality in the industry and our leveraged financial position, we entered into a restructuring of our debt (which we refer to in this prospectus as the “2014 restructuring”). As global trends continue to change, it remains difficult to predict their impact on the container shipping industry and on our business. If we are unable to adequately predict and respond to market changes, they could have a material adverse effect on our business, financial condition, results of operations and liquidity.
We charter-in substantially all of our fleet, with the majority of charters being less than a year, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.
We charter-in substantially all of the vessels in our fleet. As of September 30, 2020, of the 70 vessels through which we provide transport services globally, 69 are chartered (including 35 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements), which represents a percentage of chartered vessels that is significantly higher than the industry average of 56% (according to Alphaliner). Any rise in charter hire rates could adversely affect our results of operations.
While there have been fluctuations in the demand in the container shipping market, charter demand is currently higher than expected, leading to an imbalance in supply and demand and a shortage of vessels available for hire. Although the terms of our Series 1 and 2 notes currently limit our ability to buy or charter large vessels for long periods of time, we are party to a number of long-term charter agreements, and may

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
enter into additional long-term agreements based on our assessment of current and future market conditions and trends. See “Management’s discussion and analysis of financial condition and results of operations — liquidity and capital resources — Debt and other financing arrangements” for further detail on our Series 1 and 2 notes. As of September 30, 2020, 21.7% of our chartered-in vessels (or 28.8% in terms of TEU capacity) are chartered under leases for terms exceeding one year, and we are currently exploring long-term lease arrangements in respect of vessels planned to be deployed in the Transpacific trade, which means we may be unable to take full advantage of short-term reductions in charter hire rates. In addition, a substantial portion of our fleet is chartered-in for short-term periods of one year and less, which could cause our costs to increase quickly compared to competitors with longer-term charters or owned vessels. To the extent we replace vessels that are chartered-in under short-term leases with vessels that are chartered-in under long-term leases, the principal amount of our long-term contractual obligations would increase. There can be no assurance that we will replace short-term leases with long-term leases or that the terms of any such long-term leases will be favorable to us. If we are unable in the future to charter vessels of the type and size needed to serve our customers efficiently on terms that are favorable to us, if at all, this may have a material adverse effect on our business, financial condition, results of operations and liquidity.
The global COVID-19 pandemic has created significant business disruptions and adversely affected our business and is likely to continue to create significant business disruptions and adversely affect our business in the future.
In March 2020, the World Health Organization declared the outbreak of novel coronavirus COVID-19 a global pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels, all of which may become heightened concerns upon a second wave of infection or future developments. In addition, the pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. In particular, the State of Israel where our head office is located has been highly affected by COVID-19, with a high and steady increase in percentage per capita of reported cases of infected patients. In March 2020, the Government of Israel imposed a mandatory quarantine of all foreign visitors and, in addition, announced that non-Israeli residents or citizens traveling from certain countries may be denied entry into Israel. Israel has further issued regulations imposing partial home confinement and other movement restrictions, reducing staffing of nonessential businesses, restricting public transportation and other public activities. In mid-September 2020, in light of an increase in percentage per capita of reported cases, the Government of Israel imposed an additional lockdown for a period of approximately three weeks, subject to certain exceptions. Although we are considered an essential business and therefore enjoy certain exemptions from the restrictions under Israeli regulations, we have voluntary reduced our maximum permitted percentage of staffing in our offices in order to mitigate the COVID-19 risks and have therefore relied more on remote connectivity. We continue to monitor our operations and government regulations, guidelines and recommendations.
The COVID-19 pandemic has resulted in reduced industrial activity in various countries around the world, with temporary closures of factories and other facilities such as port terminals, which led to a temporary decrease in supply of goods and congestion in warehouses and terminals. For example, in January 2020, the government of China imposed a lockdown during the Chinese New Year holiday which prevented many workers from returning to the manufacturing facilities, resulting in prolonged reduction of manufacturing and export. Government-mandated shutdowns in various countries have also decreased consumption of goods, negatively affecting trade volumes and the shipping industry globally. Moreover, because our vessels travel to ports in countries in which cases of COVID-19 have been reported, we face risks to our personnel and operations. Such risks include delays in the loading and discharging of cargo on or from our vessels, difficulties in carrying out crew changes, offhire time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions and increased risk of cyber-security threats due to our employees working remotely. Fear of the virus and the efforts to prevent its spread continue to exert increasing pressure on the supply-demand balance, which could also put financial pressure on our customers and increase the credit risk that we face in respect of some of them. Such events have adversely affected and will likely continue to have a significant and adverse

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effect on our business, financial condition and results of operations. In addition, these and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risk factors disclosed in this prospectus.
A decrease in the level of China’s export of goods could have a material adverse effect on our business.
A significant portion of our business originates from China and therefore depends on the level of imports and exports to and from China. Trade tensions between the US and China have intensified in recent years, and trade restrictions have reduced bilateral trade between the US and China and led to shifts in trade structure and reductions in container trade. For more information on the risks related to US/China trade restrictions, see “— Our business may be adversely affected by trade protectionism.” Furthermore, as China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. For instance, the Chinese government has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and national security measures for Hong Kong which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping. In recent years, China has experienced an increasing level of economic autonomy and a gradual shift toward a “market economy” and enterprise reform. However, many of the reforms implemented, particularly some price limit reforms, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Changes in laws and regulations, including with regard to tax matters, and their implementation by local authorities could affect our vessels calling on Chinese ports and could have a material adverse effect on our business, financial condition and results of operations.
Excess supply of global container ship capacity may limit our ability to operate our vessels profitably.
Global container ship capacity has increased over the years and continues to exceed demand. As of December 31, 2019, global container ship capacity was approximately 23.2 million 20-foot equivalent units, or TEUs, spread across approximately 5,340 vessels. According to Alphaliner, excess capacity is projected to further increase, outpacing any expected increase in worldwide demand. Global container ship capacity is projected to increase by 2.6% in 2020, while demand for shipping services is projected to decrease by 2.3%. The COVID-19 pandemic outbreak has also caused a decrease in demand for goods, causing carriers to adopt mitigating measures such as blank sailings and redelivery of chartered vessels. However, there is no guarantee that these measures will prove successful, partially or at all. Additionally, responses to changes in market conditions may be slower as a result of the time required to build new vessels and adapt to market needs. As shipping companies purchase vessels years in advance of their actual use to address expected demand, vessels may be delivered during times of decreased demand (or oversupply if other carriers act in kind) or unavailable during times of increased demand, leading to a supply/demand mismatch. The container shipping industry may continue to face oversupply in the coming years and numerous other factors beyond our control may also contribute to increased capacity, including deliveries of refurbished or converted vessels, port and canal congestion, decreased scrapping levels of older vessels, any decline in the practice of slow steaming, a reduction in the number of void voyages and a decrease in the number of vessels that are out of service (e.g., vessels that are laid-up, drydocked, awaiting repairs or retrofitted scrubbers that meet the IMO’s 2020 low-sulfur fuel mandate or are otherwise not available for hire). Excess capacity depresses freight rates and can lead to lower utilization of vessels, which may adversely affect our revenues, profitability and asset values. Until such capacity is fully absorbed by the container shipping market and, in particular, the shipping lines on which our operations are focused, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.
The increasing vessel size of containership newbuilding has exceeded the parallel development and adjustment of new and existing container terminals, which has led to higher utilization of vessels, near-full capacity at container terminals and congestion in certain ports. In addition, access to ports could be limited or unavailable for other reasons.
In recent years, the size of container ships has increased dramatically and at a faster rate than that to which container terminals are able to cater efficiently. Global development of new terminals continues to be

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
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outpaced by the increase in demand. In addition, the increasing vessel size of containership newbuilding has forced adjustments to be made to existing container terminals. As such, existing terminals are coping with high berth utilization and space limitations of stacking yards, which are at near-full capacity. This results in longer cargo operations times for the vessels and port congestions, which could increase operational costs and have a material adverse effect on affected shipping lines. Decisions about container terminal expansion and port access are made by national or local governments and are outside of our control. Such decisions are based on local policies and concerns and the interests of the container shipping industry may not be taken into account. In addition, as industry capacity and demand for container shipping continue to grow, we may have difficulty in securing sufficient berthing windows to expand our operations in accordance with our growth strategy, due to the limited availability of terminal facilities. Furthermore, major ports may close for long periods of time due to maintenance, natural disasters, strikes or other reasons beyond our control (including the COVID-19 pandemic). We cannot ensure you that our efforts to secure sufficient port access will be successful. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.
Changing trading patterns, trade flows and sharpening trade imbalances may adversely affect our business, financial condition and results of operations.
Our TEUs carried can vary depending on the balance of trade flows between different world regions. For each service we operate, we measure the utilization of a vessel on the “strong,” or dominant, leg, as well as on the “weak,” or counter-dominant, leg by dividing the actual number of TEUs carried on a vessel by the vessel’s effective capacity. Utilization per voyage is generally higher when transporting cargo from net export regions to net import regions (the dominant leg). Considerable expenses may result when empty containers must be transported on the counter-dominant leg. We seek to manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction by utilizing our global network to increase cargo on the counter-dominant leg and by triangulating our land transportation activities and services. If we are unable to successfully match demand for container capacity with available capacity in nearby locations, we may incur significant balancing costs to reposition our containers in other areas where there is demand for capacity. It is not guaranteed that we will always be successful in minimizing the costs resulting from the counter-dominant leg trade, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, sharpening imbalances in world trade patterns — rising trade deficits of net import regions in relation to net export regions — may exacerbate imbalances between the dominant and counter-dominant legs of our services. This could have a material adverse effect on our business, financial condition and results of operations.
Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and results of operations.
By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our largest customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Rising tariff barriers and environmental concerns also accelerate these trends.
Our ability to participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.
The container shipping industry has experienced a reduction in the number of major carriers, as well as a continuation and increase of the trends of strategic alliances and partnerships among container carriers, which can result in more efficient and better coverage for shipping companies participating in such arrangements. For example, in 2018, OOCL was acquired by COSCO and three large Japanese carriers, K-Line, MOL and NYK merged into ONE. In 2017, the merger of United Arab Shipping Company and Hapag-Lloyd, and the acquisition of Hamburg Sud by Maersk took place. Furthermore, in April 2020, Hyundai Merchant Marine (HMM) consummated the termination of its strategic cooperation with 2M and

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
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joined THE Alliance. The recent consolidation in the industry has affected the existing strategic alliances between shipping companies. For example, the Ocean Three alliance, which consisted of CMA CGM Shipping, United Arab Shipping Company and China Shipping Container Lines, was terminated in 2019 and replaced by the Ocean Alliance, consisting of COSCO Shipping, CMA CGM Shipping, Evergreen Marine and Orient Overseas Container Line.
We are not party to any strategic alliances and therefore have not been able to achieve the benefits associated with being a member of such an alliance. If, in the future, we would like to enter into a strategic alliance but are unable to do so, we may be unable to achieve the cost and other synergies that can result from such alliances. However, we are party to operational partnerships with other carriers in some of the other trade zones in which we operate, and may seek to enter into additional operational partnerships or similar arrangements with other shipping companies or local operators, partners or agents. For example, in September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by us and by the 2M Alliance. In March 2019, we expanded our partnership with the 2M Alliance by entering into a second strategic cooperation agreement to cover the Asia-East Mediterranean and Asia-American Pacific Northwest trade zones, which includes two service lines, and in August 2019, we further expanded our partnership and launched two new US-Gulf Coast direct services with the 2M Alliance. For additional information on our strategic operational cooperation with the 2M Alliance, see “Business — Our operational partnerships.” Pursuant to our agreement with the 2M Alliance, commencing June 1, 2021, we and the 2M Alliance will discuss possible amendments to the agreement that would govern the next phase of our cooperation. If we fail to mutually agree on the terms for a continuation of the strategic operational cooperation, any party may terminate the agreement prior to December 1, 2021, and such termination would become effective on April 1, 2022. A termination of this or any future cooperation agreement we may enter into could adversely affect our business, financial condition and results of operations.
These strategic cooperation agreements and other arrangements could also reduce our flexibility in decision making in the covered trade zones, and we are subject to the risk that the expected benefits of the agreements may not materialize. Furthermore, in the rest of the trade zones in which the 2M Alliance operates, as well as in other trade zones in which other alliances operate, we are still unable to benefit from the economies of scale that many of our competitors are able to achieve through participation in strategic arrangements (i.e., strategic alliances or operational agreements). If we are not successful in expanding or entering into additional operational partnerships which are beneficial to us, this could adversely affect our business. In addition, our status as an Israeli company has limited, and may continue to limit, our ability to call on certain ports and has therefore limited, and may continue to limit, our ability to enter into alliances or operational partnerships with certain shipping companies.
The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.
We compete with a large number of global, regional and niche container shipping companies, including, for example, Maersk, MSC, COSCO Shipping, CMA CGM S.A., Hapag-Lloyd AG, ONE and Yang Ming Marine Transport Corporation to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global container shipping companies. The cargo shipping industry is highly competitive, with the top three carriers in terms of global capacity — A.P. Moller-Maersk Group, Mediterranean Shipping Company and COSCO — accounting for approximately 46% of global capacity, and the remaining carriers together contributing less than 54% of global capacity as of October 2020, according to Alphaliner. Certain of our large competitors may be better positioned and have greater financial resources than us and may therefore be able to offer more attractive schedules, services and rates. Some of these competitors operate larger fleets with larger vessels and with higher vessel ownership levels than us and may be able to gain market share by supplying their services at aggressively low freight rates for a sustained period of time. In addition, there has been an increase in mergers and acquisition activities within the container shipping industry in recent years, which has further concentrated global capacity with certain of our competitors. See “— Our ability to enter into strategic alliances and participate in operational partnerships in the shipping industry is limited, which may adversely affect our business, and we face risks related to our strategic cooperation agreement with the 2M Alliance.” If one or more of our competitors expands its market share through an acquisition or secures a better position in an attractive niche market in which we

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operate or intend to enter, we could lose market share as a result of increased competition, which in turn could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to retain existing customers or may be unable to attract new customers.
Our continued success requires us to maintain our current customers and develop new relationships. We cannot guarantee that our customers will continue to use our services in the future or at the current level. We may be unable to maintain or expand our relationships with existing customers or to obtain new customers on a profitable basis due to competitive dynamics. In addition, as some of our customer contracts are longer-term in nature (up to one year), if market freight rates increase, we may not be able to adjust the contractually-agreed rates to capitalize on such increased freight rates until the existing contracts expire. Upon the expiration of our existing contracts, we cannot assure you that our customers will renew the contracts on favorable terms, or if at all, or that we will be able to attract new customers. Any adverse effect would be exacerbated if we lose one or more of our significant customers. In 2019, our 10 largest customers represented approximately 15% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues. Although we believe we currently have a diversified customer base, we may become dependent upon a few key customers in the future, especially in particular trades, such that we would generate a significant portion of our revenue from a relatively small number of customers. Any inability to retain or replace our existing customers may have a material adverse effect on our business, financial condition and results of operations.
Rising bunker prices and the low-sulfur fuel mandate under the IMO 2020 Regulations may have an adverse effect on our results of operations.
Fuel expenses, in particular bunker expenses, represent a significant portion of our operating expenses, accounting for 10%, 12% and 17% of the income from voyages and related services for the nine months ended September 30, 2020 and the years ended December 31, 2019 and 2018, respectively. Bunker price moves in close interdependence with crude oil prices, which have historically exhibited significant volatility. Crude oil prices are influenced by a host of economic and geopolitical factors that are beyond our control, particularly economic developments in emerging markets such as China and India, the US-China trade war, concerns related to the global recession and financial turmoil, policies of the Organization of the Petroleum Exporting Countries (OPEC) and other oil producing countries and production cuts, sanctions on Iran by the US, consumption levels of other transportation industries such as the aviation, rail and car industries, and ongoing political tensions and acts of terror in key production countries such as Libya, Nigeria and Venezuela. Crude oil prices have decreased significantly in 2020, due in part to decreased demand as a result of the COVID-19 pandemic and the changing dynamics among OPEC+ members.
Effective January 1, 2020, the IMO imposed the IMO 2020 Regulations which require all ships to burn fuel with a maximum sulfur content of 0.5%, which is a significant reduction from the previous threshold of 3.5%. Commencing January 1, 2020, ships are required to remove sulfur from emissions through the use of scrubbers or other emission control equipment, or purchase marine fuel with 0.5% sulfur content, which has led to increased demand for this type of fuel and higher prices for such bunker compared to the price we would have paid had the IMO 2020 Regulations not been adopted. Substantially all of the vessels chartered by us do not have scrubbers, which means we are required to purchase low sulfur fuel for our vessels. Our vessels began operating on 0.5% low sulfur fuel during the fourth quarter of 2019, and as a result, we implemented a New Bunker Factor, or NBF, surcharge, in December 2019, intended to offset the additional costs associated with compliance with the IMO 2020 Regulations. However, there is no assurance that this surcharge will enable us to mitigate the possible increased costs in full or at all. As a result of the IMO 2020 Regulations and any future regulations with which we must comply, we may incur substantial additional operating costs.
A rise in bunker prices could have a material adverse effect on our business, financial condition, results of operations and liquidity. Historically and in line with industry practice, we have imposed from time to time surcharges such as the NBF over the base freight rate we charge to customers in part to minimize our exposure to certain market-related risks, including bunker price adjustments. However, there can be no assurance that we will be successful in passing on future price increases to customers in a timely manner, either for the full amount or at all.

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Our bunker consumption is affected by various factors, including the number of vessels being deployed, vessel capacity, pro forma speed, vessel efficiency, the weight of the cargo being transported, port efficiency and sea conditions. We have implemented various optimization strategies designed to reduce bunker consumption, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing rout optimization. Additionally, we sometimes manage part of our exposure to bunker price fluctuations by entering into hedging arrangements with reputable counterparties. Our optimization strategies and hedging activities may not be successful in mitigating higher bunker costs, and any price protection provided by hedging may be limited due to market conditions, such as choice of hedging instruments, and the fact that only a portion of our exposure is hedged. There can be no assurance that our hedging arrangements will be cost-effective, will provide sufficient protection, if any, against rises in bunker prices or that our counterparties will be able to perform under our hedging arrangements.
We may face difficulties in chartering or owning enough large vessels to support our growth strategy due to the possible shortage of vessel supply in the market.
Container shipping companies have been incorporating, and are expected to continue to incorporate, larger, more economical vessels into their operating fleets. The cost per TEU transported on large vessels is less than the cost per TEU for smaller vessels as, among other factors, larger vessels provide increased capacity and fuel efficiency per carried TEU. As a result, cargo shippers are encouraged to deploy large vessels, particularly within the more competitive trades. According to Alphaliner, vessels in excess of 12,500 TEUs represented approximately 65% of the current global orderbook based on TEU capacity as of October 2020, and approximately 29% of the global fleet based on TEU capacity will consist of vessels in excess of 12,500 TEUs by the end of 2020. Furthermore, a significant introduction of large vessels, including very large vessels in excess of 18,000 TEUs, into any trade, will enable the transfer of existing, large vessels to other shipping lines on which smaller vessels typically operate. Such transfer, which is referred to as “fleet cascading,” may in turn generate similar effects in the smaller trades in which we operate. We do not currently have agreements in place to procure or charter-in large container vessels, and the continued deployment of larger vessels by our competitors will adversely impact our competitiveness if we are not able to charter-in, acquire or obtain financing for such vessels on attractive terms or at all. This risk is further exacerbated as a result of our inability to participate in certain alliances and thereby access lager vessels for deployment. Furthermore, the terms of the Series 1 and 2 notes limit our ability to buy or charter large vessels for long periods of time, particularly in trades which require us to operate a large number of vessels. Even if we are able to acquire or charter-in larger vessels, we cannot assure you we will be able to achieve utilization of our vessels necessary to operate such vessels profitably.
There are numerous risks related to the operation of any sailing vessel and our inability to successfully respond to such risks could have a material adverse effect on us.
There are numerous risks related to the operation of any sailing vessel, including dangers associated with potential marine disasters, mechanical failures, collisions, lost or damaged cargo, poor weather conditions (including severe weather events resulting from climate change), the content of the load, exceptional load (including dangerous and hazardous cargo or cargo the transport of which could affect our reputation), meeting deadlines, risks of documentation, maintenance and the quality of fuels and piracy. For example, we incurred expenses of $8.6 million in respect of claims and demands for lost and damaged cargo for the year ended December 31, 2019. Such claims are typically insured and our deductibles, both individually and in the aggregate, are typically immaterial. In addition, in the past, our vessels have been involved in collisions resulting in loss of life and property. However, the occurrence of any of the aforementioned risks could have a material adverse effect on our business, financial condition, results of operations or liquidity and we may not be adequately insured against any of these risks. For more information about our insurance coverage, see the risk factor entitled “— Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.” For example, acts of piracy have historically affected oceangoing vessels trading in several regions around the world. Although both the frequency and success of attacks have diminished recently, potential acts of piracy continue to be a risk to the international container shipping industry that requires vigilance. Additionally, our vessels may be subject to attempts by smugglers to hide drugs and other contraband onboard. If our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other

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regulatory claims or penalties as well as suffer damage to our reputation, which could have an adverse effect on our business, results of operations and financial condition.
We rely on third-party contractors and suppliers, as well as our partners and agents, to provide various products and services and unsatisfactory or faulty performance of our contractors, suppliers, partners or agents could have a material adverse effect on our business.
We engage third-party contractors, partners and agents to provide services in connection with our business. An important example is our chartering-in of vessels from ship owners, whereby the ship owner is obligated to provide the vessel’s crew, insurance and maintenance along with the vessel. Another example is our carriers partners whom we rely on for their vessels and service to deliver cargo to our customers, as well as third party agencies who serve as our local agents in specific locations. Disruptions caused by third-party contractors, partners and agents could materially and adversely affect our operations and reputation. Additionally, a work stoppage at any one of our suppliers, including our land transportation suppliers, could materially and adversely affect our operations if an alternative source of supply were not readily available. Also, we outsource part of our back-office functions to a third-party contractor. The back-office support center may shut down due to various reasons beyond our control, which could have an adverse effect on our business. There can be no assurance that the products delivered and services rendered by our third-party contractors and suppliers will be satisfactory and match the required quality levels. Furthermore, major contractors or suppliers may experience financial or other difficulties, such as natural disasters, terror attacks, failure of information technology systems or labor stoppages, which could affect their ability to perform their contractual obligations to us, either on time or at all. Any delay or failure of our contractors or suppliers to perform their contractual obligations to us could have a material adverse effect on our business, financial condition, results of operations and liquidity.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by operators and vessel owners, which we believe is adequate. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance, entered with reputable protection and indemnity, or P&I, clubs covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, lost or damaged cargo, smuggling fines, third-party claims in excess of a vessel’s insured value arising from collisions with other vessels, damage to other third-party property in excess of a vessel’s insured value and pollution arising from oil or other substances. While all of our insurers and P&I clubs are highly reputable, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel or other equipment in the event of a loss. Under the terms of our credit facilities, insurance proceeds are pledged in favor of the lender who financed the respective vessel. In addition, there are restrictions on the use of insurance proceeds we may receive from claims under our insurance policies. We may also be subject to supplementary calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the P&I clubs through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our P&I clubs, even though unexpected additional premiums are usually at reasonable levels as they are distributed among a large number of ship owners. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. While we do not operate any tanker vessels, a catastrophic oil spill or a marine disaster could, under extreme circumstances, exceed our insurance coverage, which might have a material adverse effect on our business, financial condition and results of operations. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain

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required certification. Further, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have an adverse effect on our business, financial condition and results of operations.
Our operating results may be subject to seasonal fluctuations.
The markets in which we operate have historically exhibited seasonal variations in demand and, as a result, freight rates have also historically exhibited seasonal variations. This seasonality can have an adverse effect on our business and results of operations. As global trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor affecting our results of operations in the future. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial position and results of operations — Seasonality.”
Global economic downturns and geopolitical challenges throughout the world could have a material adverse effect on our business, financial condition and results of operations.
Our business and operating results have been, and will continue to be, affected by worldwide and regional economic and geopolitical challenges, including global economic downturns. Currently, global demand for container shipping is highly volatile across regions and remains subject to downside risks stemming mainly from factors such as government-mandated shutdowns due to the COVID-19 pandemic, severe hits to the GDP growth of both advanced and developing countries, fiscal fragility in advanced economies, high sovereign debt levels, highly accommodative macroeconomic policies and persistent difficulties accessing credit. These factors may negatively impact the demand for cargo and, as such, negatively impact the demand for container shipping. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods shipped in containerized form. In particular, if growth in the regions in which we conduct significant operations, including the United States, Asia and the Black Sea, Europe and Mediterranean regions, slows for a prolonged period and/or there is additional significant deterioration in the global economy, such conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity. Further, as a result of weak economic conditions, some of our customers and suppliers have experienced deterioration of their businesses, cash flow shortages and/or difficulty in obtaining financing. As a result, our existing or potential customers and suppliers may delay or cancel plans to purchase our services or may be unable to fulfill their obligations to us in a timely fashion. Geopolitical challenges such as trade wars, weather and natural disasters, political crises, embargoes and canal closures could also have a material adverse effect on our business, financial condition and results of operations.
Our business may be adversely affected by trade protectionism in the markets that we serve, particularly in China.
Our operations are exposed to the risk of increased trade protectionism. Governments may use trade barriers in an effort to protect their domestic industries against foreign imports, thereby further depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that we access and serve, particularly in China, where a significant portion of our business originates, has caused, and may continue to cause, increases in the cost of goods exported, the length of time required to deliver goods and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating trade barriers between the U.S. and China as well as trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. While an agreement was reached between China and the U.S. in January 2020 aimed at easing the trade war, there can be no assurance that there will not be any further escalation.
The U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has taken steps

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toward restricting trade in certain goods. The U.S. has imposed significant amounts of tariffs on Chinese imports since 2018. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing levels, trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific, the length of time required to deliver goods from the region and the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs. Further, increased tensions may adversely affect oil demand, which would have an adverse effect on shipping rates. They could also result in an increased number of vessels returning from China with less than their full capacity being met. These restrictions may encourage local production over foreign trade which may, in turn, affect the demand for maritime shipping. Meanwhile, the U.S. continues to threaten to introduce higher tariffs on EU imports. In addition, there is uncertainty regarding further trade barriers or restrictions on trade in the United States. Any increased trade barriers or restrictions on trade may affect the global demand for our services and could have a material adverse effect on our business, financial condition and results of operations.
Volatile market conditions could negatively affect our business, financial condition, or results of operations and could thereby result in impairment charges.
As of the end of each of our reporting periods, we examine whether there have been any events or changes in circumstances, such as a decline in freight rates or other general economic or market conditions, which may indicate an impairment. When there are indications of an impairment, an examination is made as to whether the carrying amount of the operating assets or cash generating units, or CGUs, exceeds the recoverable amount and, if necessary, an impairment loss is recognized in our financial statements. The projection of future cash flows related to our operations, which is one CGU, is complex and requires us to make various estimates including future freight or charter rates, bunker prices, earnings from the vessels and discount rates, all of which have been volatile historically. For each of the years ended December 31, 2017, 2018 and 2019, we concluded that the recoverable amount of our CGU was higher than the carrying amount of our CGU and, as a result, did not recognize an impairment loss in our financial statements. However, we cannot assure you that we will not recognize impairment losses in future years. If an impairment loss is recognized, our results of operations will be negatively affected. Should freight rates decline significantly or we or the shipping industry experience adverse conditions, this may have a material adverse effect on our business, results of operations and financial condition, which may result in us recording an impairment charge.
Foreign exchange rate fluctuations and controls could have a material adverse effect on our earnings and the strength of our balance sheet.
Since we generate revenues in a number of geographic regions across the globe, we are exposed to operations and transactions in other currencies. A material portion of our expenses are denominated in local currencies other than the U.S. dollar. Most of our revenues and a significant portion of our expenses are denominated in the U.S. dollar, creating a partial natural hedge. To the extent other currencies increase in value relative to the U.S. dollar, our margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact the value of goods as between two trading countries. Where possible, we endeavor to match our foreign currency revenues and costs to achieve a natural hedge against foreign exchange and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, foreign exchange controls in countries in which we operate may limit our ability to repatriate funds from foreign affiliates or otherwise convert local currencies into U.S. dollars.
A shortage of qualified sea and shoreside personnel could have an adverse effect on our business and financial condition.
Our success depends, in large part, upon our ability to attract and retain highly skilled and qualified personnel, particularly seamen and coast workers who deal directly with activities related to vessel operation

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and sailing. In crewing our vessels, we require professional and technically skilled employees with specialized training who can perform physically demanding work on board our vessels. As the worldwide container ship fleet continues to grow, the demand for skilled personnel has been increasing, which has led to a shortfall of such personnel. An inability to attract and retain qualified personnel as needed could materially impair our ability to operate, or increase our costs of operations, which could adversely affect our business, financial condition, results of operations and liquidity. Furthermore, due to the COVID-19 pandemic, the shipping industry as a whole is experiencing difficulties in carrying out crew changes, which could impede our ability to employ qualified personnel.
Risks related to regulation
Governments, including that of Israel, could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
A government of the jurisdiction where one or more of our vessels are registered, as well as a government of the jurisdiction where the beneficial owner of the vessel is registered, could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Requisitions generally occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. We would expect to be entitled to compensation in the event of a requisition of one or more of our vessels; however, the amount and timing of payment, if any, would be uncertain and beyond our control. For example, our chartered-in and owned vessels, including those that do not sail under the Israeli flag, may be subject to control by Israeli authorities in order to protect the security of, or bring essential supplies and services to, the State of Israel. Government requisition of one or more of our vessels may result in a prepayment event under certain of our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.
Changes in tax laws, tax treaties as well as judgments and estimates used in the determination of tax-related asset (liability) and income (expense) amounts, could materially adversely affect our business, financial condition and results of operations.
We operate in jurisdictions and may be subject to the tax regimes and related obligations in the jurisdictions in which we operate or do business. Changes in tax laws, bilateral double tax treaties, regulations and interpretations could adversely affect our financial results. The tax rules of the various jurisdictions in which we operate or conduct business often are complex, involve bilateral double tax treaties and are subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, may assess taxes where we have not made tax filings, or may audit the tax filings we have made and assess additional taxes. Such assessments, either individually or in the aggregate, could be substantial and could involve the imposition of penalties and interest. For such assessments, from time to time, we use external advisors. In addition, governments could impose new taxes on us or increase the rates at which we are taxed in the future. The payment of substantial additional taxes, penalties or interest resulting from tax assessments, or the imposition of any new taxes, could materially and adversely impact our results, financial condition and liquidity. Additionally, our provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, our financial condition and results of operations, as well as the resolution of any audit issues raised by taxing authorities.
The shipping industry is subject to extensive government regulation and standards, international treaties and trade prohibitions and sanctions.
The shipping industry is subject to extensive regulation that changes from time to time and that applies in the jurisdictions in which shipping companies are incorporated, the jurisdictions in which vessels are registered (flag states), the jurisdictions governing the ports at which vessels call, as well as regulations by virtue of international treaties and membership in international associations. As a global container shipping

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company, we are subject to a wide variety of international, national and local laws, regulations and agreements. As a result, we are subject to extensive government regulation and standards, customs inspections and security checks, international treaties and trade prohibitions and sanctions, including laws and regulations in each of the jurisdictions in which we operate, including those of the State of Israel, the United States, the International Safety Management Code, or the ISM Code, and the European Union. Any violation of such laws, regulations, treaties and/or prohibitions could have a material adverse effect on our business, financial condition, results of operations and liquidity and may also result in the revocation or non-renewal of our “time-limited” licenses. Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose restrictions upon U.S. companies and persons and, in some contexts, foreign entities and persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such sanctions laws and regulations. Similar sanctions are imposed by the European Union and the United Nations. Under economic and trading sanction laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. For additional information, see “Regulatory matters.”
We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities.
We are subject to competition and antitrust regulations in each of the countries where we operate. In most of the jurisdictions in which we operate, operational partnerships among shipping companies are generally exempt from the application of antitrust laws, subject to the fulfillment of certain exemption requirements. However, it is difficult to predict whether existing exemptions or their renewal will be affected in the future. In August 2020, our Board of Directors adopted a comprehensive new antitrust compliance plan, which included the adoption of a global policy as well as mandatory periodic employee trainings. We are a party to numerous operational partnerships and view these agreements as competitive advantages in response to the market concentration in the industry as a result of mergers and global alliances. An amendment to or a revocation of any of the exemptions for operational partnerships that we rely on could negatively affect our business and results of operations. In recent years, a number of liner shipping companies, including us, have been the subject of antitrust investigations in the U.S., the EU and other jurisdictions into possible anti-competitive behavior. We are also subject from time to time to civil litigation relating, directly or indirectly, to alleged anti-competitive practices and may be subject to additional investigations by other competition authorities. These types of claims, actions or investigations could continue to require significant management time and attention and could result in significant expenses as well as unfavorable outcomes which could have a material adverse effect on our business, reputation, financial condition, results of operations and liquidity. For further information, see “Business — Legal Proceedings” and Note 27 to our audited consolidated financial statements included elsewhere in this prospectus.
Finally, Commission Regulation (EC) No 906/2009, or the Block Exemption Regulation, exempts certain cooperation agreements (such as operational cooperation agreements, VSA (vessel sharing agreements), SCA (slot chartering agreements) and slot swap agreements) in the liner shipping sector from the prohibition on anti-competitive agreements contained at Article 101 of the Treaty on the Functioning of the European Union, or TFEU. If the Block Exemption Regulation is not extended or its terms are amended, this could have an adverse effect on the shipping industry and limit our ability to enter into cooperation arrangements with other shipping companies, which could adversely affecting our business, financial condition and results of operations.
We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.
The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies

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and individuals. In March 2020, our Board of Directors approved the adoption of a comprehensive anti-bribery and anti-corruption plan, which establishes anti-bribery and anti-corruption policies and procedures, imposes mandatory training on our employees and enhances reporting and investigation procedures. Our policy and procedures mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
International container shipments are subject to security and customs inspection and related procedures in countries of origin, destination, and certain transshipment points. These inspection procedures can result in cargo seizures, delays in the loading, offloading, transshipment, or delivery of containers, and the levying of customs duties, fines or other penalties against us as well as damage our reputation. Changes to existing inspection and security procedures could impose additional financial and legal obligations on us or our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.
The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the International Maritime Organization (the IMO) and the flag states, these requirements could require significant additional capital expenditures by us or otherwise increase the costs of our operations.
We are subject to environmental regulations and failure to comply with these regulations could have a material adverse effect on our business.
Our operations are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. We are subject to the International Convention for the Prevention of Pollution from Ships (including designation of Emission Control Areas thereunder), the International Convention for the Control and Management of Ships Ballast Water & Sediments, the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea of 1996, the Oil Pollution Act of 1990, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the U.S. Clean Water Act (CWA), and National Invasive Species Act (NISA), among others. Compliance with such laws, regulations and standards, where applicable, may require the installation of costly equipment, make ship modifications or operational changes and may affect the useful lives or the resale value of our vessels.

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We may also incur additional compliance costs relating to existing or future requirements which could have a material adverse effect on our business, results of operations and financial conditions. Such costs include, among other things: reduction of greenhouse gas emissions; changes with respect to cargo capacity or the types of cargo that could be carried; management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; and development and implementation of emergency procedures. For example, the IMO 2020 Regulations have required our vessels to comply with its low sulfur fuel requirement since January 1, 2020. We comply with this requirement by using fuel with low sulfur content, which is more expensive than standard marine fuel, or we may upgrade our vessels to provide cleaner exhaust emissions. Environmental or other incidents may result in additional regulatory initiatives, statutes or changes to existing laws that could affect our operations, require us to incur additional compliance expenses, lead to decreased availability of or more costly insurance coverage, and result in our denial of access to, or detention in, certain jurisdictional waters or ports.
If we fail to comply with any environmental requirements applicable to us, we could be exposed to, among other things, significant environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could result in the and termination or suspension of, and substantial harm to, our operations and reputation. Additionally, environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including remediation costs and natural resource damages, as well as third-party damages, personal injury and property damage claims in the event there is a release of petroleum or other hazardous substances from our vessels, or otherwise, in connection with our operations. We are required to satisfy insurance and financial responsibility requirements for potential petroleum (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels and events of this nature could have a material adverse effect on our business, reputation, financial condition and results of operations. For further information on the environmental regulations we are subject to, see “Regulatory matters — Environmental and other regulations.”
Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the international oil pollution prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019 but no later than September 9, 2024. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. We are subject to costs of compliance, as the increased costs of compliance are passed on to the charter, which may be substantial and may adversely affect our results of operation and financial condition.
Furthermore, U.S. regulations with respect to ballast water discharge are currently changing. Although the 2013 Vessel General Permit (VGP) program and NISA are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (VIDA), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, by December 2020. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Climate change and greenhouse gas restrictions may adversely affect our operating results.
Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the

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concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on the shipping industry (although in June 2017, the U.S. President announced that the U.S. would withdraw from the Paris Agreement, which withdrawal became effective on November 4, 2020). In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.
Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built, maintained and repaired, when necessary, in accordance with the applicable rules and regulations of the classification society. Moreover, every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society as well as the regulations of the beneficial owner’s country of registration. Finally, each vessel must successfully undergo periodic surveys, including annual, intermediate and special surveys, which may result in recommendations or requirements to undertake certain repairs or upgrades. Currently, all our vessels have the required certifications. However, maintaining class certification could require us to incur significant costs. If any of our owned and certain of our chartered-in vessels does not maintain its class certification, it might lose its insurance coverage and be unable to trade, and we will be in breach of relevant covenants under our financing arrangements, in relation to both failing to maintain the class certification as well as having effective insurance. Failure to maintain the class certification of one or more of our vessels could have, under extreme circumstances, a material adverse effect on our financial condition, results of operations and liquidity.
Maritime claimants could arrest our vessels, which could have a material adverse effect on our business, financial condition and results of operations.
Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo, vessel owners and lenders and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lienholder may enforce its lien by vessel arrest proceedings. Unless such claims are settled, vessels may be subject to foreclosure under the relevant jurisdiction’s maritime court regulations. In some jurisdictions, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay or deposit large sums to have the arrest lifted, which could have a material adverse effect on our business, financial condition and results of operations.
Risks related to our indebtedness
We are highly leveraged. Our leverage may make it difficult for us to operate our business, and we may be unable to comply with our financial covenants or meet related obligations, which could adversely affect our business, financial condition, results of operations and liquidity.
We are highly leveraged and may incur additional debt financing in the future. As of September 30, 2020, the face value of our outstanding indebtedness (including lease liabilities, which include those relating

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to vessels charter hire) was $1,707.6 million to be repaid between 2020 through 2036, of which $392.4 million of principal (including short-term bank loans) are scheduled to be repaid during the following 12 months. Our Series 1 and 2 (tranche C and D) unsecured notes in an aggregate amount of $ 432 million (after giving effect to our repurchase of Series 1 (tranche C) notes in October 2020 — see also “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt and other financing arrangements”) mature in June 2023. Highly leveraged assets are inherently more sensitive to declines in earnings, increases in expenses and interest rates, and adverse market conditions. This may have important negative consequences for our business, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations, increasing our vulnerability to economic downturns in the shipping industry, limiting our flexibility in planning for or reacting to changes in our business and our industry, restricting us from pursuing certain acquisitions or business opportunities and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financing.
Our ability to generate cash flow from operations to make interest and principal payments on our debt obligations depends on our performance, which is affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If our operations do not generate sufficient cash flow from operations to satisfy our debt service and other obligations, we may need to sell assets, borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and other expenses. It may also be difficult for us to borrow additional funds on commercially reasonable terms or at all. Substantially all of our vessels and most of our container fleet are leased by us and accordingly, we have limited assets that we own and are able to pledge to secure financing, which could make it more difficult for us to incur additional debt financing.
The agreements governing our outstanding indebtedness, as well as certain other financial (including certain vessel charter) agreements to which we are party, contain covenants and other limitations which restrict our ability to operate. In addition, although we have been successful in recent financial quarters at deleveraging our indebtedness (i.e., reducing the ratio between our outstanding indebtedness and our Adjusted EBITDA for a trailing 12 month period), we cannot assure you that this trend will continue, and in addition, the marine shipping industry remains capital-intensive and cyclical, and we have in the past, and in the future may continue to experience losses, working capital deficiencies, negative operating cash flow or shareholders’ deficiency. Such losses may not be offset by other cost-cutting measures we may take in the future. Should any of the aforementioned occur, our ability to pursue operational activities that we consider to be beneficial may be affected, which may, in turn, impair our financial condition and operations.
In recent years, due to deteriorating market conditions, we have obtained amendments to certain of our financial covenants, the most recent of which concluded in the third quarter of 2018. However, in June 2020, further to an early repayment to a certain group of creditors (“Tranche A”), such amended covenants were removed and no longer apply. Covenants and limitations in the indentures governing our outstanding notes and other indebtedness currently require us, among other things, to maintain a monthly minimum liquidity of at least $125.0 million and impose other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations.
If we are unable to meet our obligations or refinance our indebtedness as it becomes due, or if we are unable to comply with the covenants, we may have to take disadvantageous actions, such as (i) reducing financing in the future for investments, acquisitions or general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on indebtedness. As a result, the ability of our business to withstand competitive pressures and to react to changes in the container shipping industry could be impaired. If we choose not to pursue any of these alternatives and are unable to obtain waivers from the relevant creditors, a breach of any of our debt instruments and/or covenants could result in a default under the relevant debt instruments. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders accelerate the repayment of the relevant borrowings, we may not have sufficient assets to repay any outstanding indebtedness, which could result in a complete loss of business. Furthermore, the acceleration of any obligation under a particular debt instrument may cause a default under other material

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debt or permit the holders of such debt to accelerate repayment of their obligations pursuant to “cross default” or “cross acceleration” provisions, which could have a material adverse effect on our business, financial condition and liquidity. For additional information, see “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt and other financing arrangements.”
If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our debt service and other obligations.
Our ability to generate cash flow from operations to make interest and principal payments on our debt obligations will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the shipping industry. If our operations do not generate sufficient cash flow from operations to satisfy our debt service and other obligations, we may need to borrow additional funds or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and other expenses. It may be difficult for us to incur additional debt on commercially reasonable terms, even if we are permitted to do so under our restructured debt agreements, due to, among other things, our financial condition and results of operations and market conditions. Our inability to generate sufficient cash flows from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business.
Risks related to our operations in Israel
We are incorporated and based in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.
We are incorporated and our headquarters are located in Israel and the majority of our key employees, officers and directors are residents of Israel. Additionally, the terms of the Special State Share require us to maintain our headquarters and to be incorporated in Israel, and to have our chairman, chief executive officer and a majority of our board members be Israeli. As an Israeli company, we have relatively high exposure, compared to many of our competitors, to acts of terror, hostile activities including cyber-attacks, security limitations imposed upon Israeli organizations overseas, possible isolation by various organizations and institutions for political reasons and other limitations (such as restrictions against entering certain ports). Political, economic and military conditions in Israel may directly affect our business and existing relationships with certain foreign corporations, as well as affect the willingness of potential partners to enter into business arrangements with us. Numerous countries, corporations and organizations limit their business activities in Israel and their business ties with Israeli-based companies. Our status as an Israeli company may limit our ability to call on certain ports and therefore could limit our ability to enter into alliances or operational partnerships with certain shipping companies, which has historically adversely affected our operations and our ability to compete effectively within certain trades. In addition, our status as an Israeli company may limit our ability to enter into alliances that include certain carriers who are not willing to cooperate with Israeli companies.
Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disrupting economic activities. Recent political uprisings, social unrest and violence in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Iran is also believed to have a strong influence among parties hostile to Israel in areas that neighbor Israel, such as the Syrian government, Hamas in the Gaza Strip and Hezbollah in Lebanon. Armed conflicts or hostilities in Israel or neighboring countries could cause disruptions in our operations, including significant employee absences, failure of our information technology systems and cyber-attacks, which may lead to the shutdown of our headquarters in Israel. For instance, during the 2006 Lebanon War, a military conflict took place in Lebanon. As a result of rocket fire in the city of Haifa, we closed our headquarters for several days. Although we maintain an emergency plan, such events can have material effects

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on our operational activities. Any future deterioration in the security or geopolitical conditions in Israel or the Middle East could adversely impact our business relationships and thereby have a material adverse effect on our business, financial condition, results of operations or liquidity. If our facilities, including our headquarters, become temporarily or permanently disabled by an act of terrorism or war, it may be necessary for us to develop alternative infrastructure and we may not be able to avoid service interruptions. Additionally, our owned and chartered-in vessels, including those vessels that do not sail under the Israeli flag, may be subject to control by the authorities of the State of Israel in order to protect the security of, or bring essential supplies and services to, the State of Israel. Israeli legislation also allows the State of Israel to use our vessels in times of emergency. Any of the aforementioned factors may negatively affect us and our results of operations.
Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. The Israeli government currently provides compensation only for physical property damage caused by terrorist attacks or acts of war, based on the difference between the asset value before the attack and immediately after the attack or on any cost of repairing the damage, whichever is lower. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our business and results and operations.
Further, our operations could be disrupted by the obligations of personnel to perform military service. As of September 30, 2020, we had 694 employees based in Israel, certain of whom may be called upon to perform several weeks of annual military reserve duty until they reach the age qualifying them for an exemption (generally 40 for men who are not officers or do not have specified military professions) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and operations.
Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.
Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if shares constituting less than 5% of the issued share capital are not tendered. Completion of a full tender offer also requires acceptance by a majority of the offerees that do not have a personal interest in the tender offer, unless less than 2% of the company’s outstanding shares are not tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the full tender offer, petition an Israeli court to alter the consideration for the shares. In addition, special tender offer requirements may also apply upon a purchaser becoming a holder of 25% or more of the voting rights in a company (if there is no other shareholder of the company holding 25% or more of the voting rights in the company) or upon a purchaser becoming a holder of more than 45% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45% of the voting rights in the company). See “Description of share capital — Acquisitions under Israeli law” for additional information.
Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not generally recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of such shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority might be required.

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It may be difficult to enforce a judgment of a U.S. court against us, our officers and directors or the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.
We are incorporated in Israel. The majority of our directors and executive officers, and the Israeli experts listed in this prospectus reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of civil liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.
Our amended and restated articles of association will provide a choice of forum provision that may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable.
Our amended and restated articles of association to be effective in connection with this offering will provide that unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act or the Exchange Act, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our amended and restated articles of association will further provide that unless we consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law of 1968.
This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. While the validity of choice of forum provisions has been upheld under the law of certain jurisdictions, uncertainty remains as to whether our choice of forum provision will be recognized by all jurisdictions, including by courts in Israel. If a court were to find either choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.
Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.
We are incorporated in Israel. The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by the Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions

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requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.
Our business could be negatively affected as a result of actions of activist shareholders and/or class action filings, which could impact the trading value of our securities.
In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board of Directors. The perceived uncertainties as to our future direction also could affect the market price and volatility of our securities.
In recent years, we have also seen a significant rise in the filing of class actions in Israel against public companies, as well as derivative actions against companies, their executives and board members. While the vast majority of such claims are dismissed, companies are forced to increasingly invest resources, including monetary expenses and investment of management attention due to these claims. This could adversely affect the willingness of our executives and board members to make decisions which could have benefitted our business operations. Such legal actions could also be taken with respect to the validity or reasonableness of the decisions of our Board of Directors. In addition, the rise in the number and magnitude of litigation could result in a deterioration of the level of coverage of our D&O liability insurance.
Risks related to our ordinary shares and the offering
There is no existing market for our ordinary shares, and an active trading market may not develop.
Prior to the listing of our ordinary shares on the NYSE, there was no public market for our ordinary shares, and there can be no assurance that an active trading market will develop, or be sustained, or that the ordinary shares may be resold at or above the initial public offering price. The market value of our ordinary shares could be substantially affected by the extent to which a secondary market develops for the ordinary shares following the completion of this initial public offering.
Future sales of our ordinary shares or the anticipation of future sales could reduce the market price of our ordinary shares.
If we or our existing shareholders sell a substantial number of our ordinary shares in the public market, the market price of our ordinary shares could decrease significantly. The perception in the public market that our shareholders might sell our ordinary shares could also depress the market price of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. A substantial number of our shares outstanding prior to this offering and our shares issuable upon the exercise of options are subject to lock-up agreements that restrict the ability of their holders to transfer such shares without the prior written consent of the representatives for 180 days after the date of this prospectus. Consequently, upon expiration of the lock-up agreements, approximately           outstanding ordinary shares will be eligible for sale in the public market of which approximately           ordinary shares will be subject to restrictions on volume and manner of sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, (and subject to certain approvals by the general meeting of shareholders), approximately 3,742,500 shares of a total of 4,990,000 underlying vested options will be eligible for sale in the public market on the same date. We also intend to file one or more registration statements on Form S-8 with the SEC, covering all of the ordinary shares issuable under our share incentive plans and such shares will be available for resale following the expiration of any restrictions on transfer. Further, certain of our existing shareholders that own          of our ordinary shares in the

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aggregate, representing approximately       % of our ordinary shares outstanding prior to this offering, are party to a Registration Rights Agreement. Pursuant to this agreement, at any time beginning 180 days following the date of this prospectus, the shareholders party thereto are entitled to request that we register the resale of their ordinary shares under the Securities Act, subject to certain conditions. See “Certain relationships and related party transactions — Registration rights” for additional information. The market price of our ordinary shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares into the market. In addition, a sale by us of additional ordinary shares or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares.
Interests of our principal shareholders could adversely affect our other shareholders.
Following the consummation of this offering, Kenon Holdings, Ltd., or Kenon, will beneficially own approximately    % of our outstanding ordinary shares and voting power or    % of our outstanding ordinary shares and voting power if the underwriters exercise their option in full. As a result of its voting power, Kenon has and will continue to have the ability to exert influence over our affairs for the foreseeable future, including with respect to the election of directors, amendments to our articles of association and all matters requiring shareholder approval. In certain circumstances, Kenon’s interests as a principal shareholder may differ or even conflict with the interests of our other shareholders, and Kenon’s ability to exert influence over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, we have entered into a number of transactions with related parties, which are connected to Kenon, as described in the section entitled “Certain relationships and related party transactions” included elsewhere in this prospectus. Although we have implemented procedures to ensure the terms of any related party transaction are at arm’s length, any alleged appearance of impropriety in connection with our entry into related party transactions could have an adverse effect on our reputation and business.
The State of Israel holds a Special State Share in us, which imposes certain restrictions on our operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.
The State of Israel holds a Special State Share in us, which imposes certain limitations on our operating and managing activities and could negatively affect our business and results of our operations. These limitations include, among other things, transferability restrictions on our share capital, restrictions on our ability to enter into certain merger transactions or undergo certain reorganizations and restrictions on the composition of our Board of Directors and the nationality of our chief executive officer, among others. Because the Special State Share restricts the ability of a shareholder to gain control of our Company, the existence of the Special State Share may have an anti-takeover effect and therefore depress the price of our ordinary shares or otherwise negatively affect our business and results of operations. In addition, the terms of the Special State Share dictate that we maintain a minimum fleet of 11 wholly owned seaworthy vessels. Currently, as a result of waivers received from the State of Israel, we own fewer vessels than the minimum fleet requirement. However, if we acquire and own additional vessels in the future, these vessels would be subject to the minimum fleet requirements and conditions of the Special State Share, and if we would want to dispose of such vessels, we would need to obtain consent from the State of Israel. For further information on the Special State Share, see “Description of share capital — The Special State Share.”
Investors in this offering will experience immediate substantial dilution in net tangible book value.
The initial public offering price of our ordinary shares in this offering is considerably greater than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Accordingly, investors in this offering will incur immediate dilution of $      per share, based on the initial public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). In addition, if outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.
We do not currently have specific plans for the net proceeds resulting from this offering and expect to use the net proceeds to support long-term growth initiatives, including investing in vessels, containers and other digital initiatives, to strengthen our capital structure, to foster financial flexibility and for general corporate purposes. We may also use a portion of the net proceeds to service or repay certain outstanding debt. As such, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending our use of the net proceeds from this offering, we may invest the proceeds in a manner that does not produce income. See “Use of proceeds” for additional information.
As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.
As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Israeli corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. Following the listing of our ordinary shares on the NYSE, we intend to follow certain Israeli home country corporate governance practices rather than the requirements of the NYSE including, for example, to have a nominating committee or to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NYSE corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers. See “Management — Corporate governance practices.”
As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in our shares being less attractive to investors.
As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to voluntarily file current reports on Form 6-K that include quarterly financial statements, and to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.
We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose the compensation of our Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers on an individual, rather than on an aggregate, basis. Nevertheless, regulations promulgated under the Israeli Companies Law 5759-1999 (the “Companies Law”) will require us, after we become a public company, to disclose in the notice convening an annual general meeting (unless previously disclosed in any report by us prepared pursuant to the requirements of NYSE or any other stock exchange on which our shares are registered for trade) the annual compensation of

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
our five most highly compensated officers on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.
We would lose our foreign private issuer status if a majority of our shares became held by U.S. persons and either a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404 at that time. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective internal control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.
We do not intend to pay dividends in the foreseeable future and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.
We do not anticipate paying any cash dividends for our ordinary shares in the foreseeable future. We are subject to covenants restricting our ability to pay dividends under our Series 1 and Series 2 bonds. Moreover, the Companies Law, as amended, imposes certain restrictions on our ability to declare and pay dividends. As a result, investors would not be able to benefit from owning our securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid. See “Dividend Policy.”
General risk factors
We face cyber-security risks.
Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a result, we maintain information security policies and procedures for managing our

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
information technology systems. Despite security and controls design, implementation and updates, our information technology systems may be subject to cyber-attacks, including, network, system, application and data breaches. A number of companies around the world, including in our industry, have been the subject of cyber-security attacks in recent years. For example, one of our peers experienced a major cyber-attack on its IT systems in 2017, which impacted such company’s operations in its transport and logistics businesses and resulted in significant financial loss. In addition, in August 2020, a cruise operator was a victim to ransomware attack. On September 28, 2020, another competitor confirmed a ransomware attack that disabled its booking system, and on October 1, 2020, the IMO’s public website and intranet services were subject to a cyberattack. In December 2020, an Israeli insurance company fell victim to a highly publicized ransomware attack, resulting in the filing of civil actions against the company and significant damage to that company’s reputation. Other Israeli companies are facing cyber attack campaigns, and it is believed the attackers may be from hostile countries. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage.
Cyber-security attacks could include malicious software (malware), attempts to gain unauthorized access to data, social media hacks and leaks, ransomware attacks and other electronic security breaches of our information technology systems as well as the information technology systems of our customers and other service providers that could lead to disruptions in critical systems, unauthorized release, misappropriation, corruption or loss of data or confidential information, and breach of protected data belonging to third parties. In addition, due to the COVID-19 pandemic, we have reduced our staffing in our offices and increased our reliance on remote access of our employees. We have taken measures to enable us to face cyber-security threats, including recovery and backup measures. However, there is no assurance that these measures will be successful in coping with cyber-security threats, as these develop rapidly, and we may be unable to respond to such developments. A cyber-security breach, whether as a result of malicious, political, competitive or other motives, may result in operational disruptions, information misappropriation or breach of privacy laws, including the European Union’s General Data Protection Regulation and other similar regulations, which could result in reputational damage and have a material adverse effect on our business, financial condition and results of operation.
We face risks relating to our information technology and communication system.
Our information technology and communication system supports all of our businesses processes throughout the supply chain, including our customer service and marketing teams, business intelligence analysts, logistics team and financial reporting functions. Our primary data center is in Europe with a back-up data center in Israel. While we have a disaster recovery plan pursuant to which we are able to immediately activate the back-up data center in the event of a failure at our primary data center, if our primary data center ceases to be available to us without sufficient advance notice, we would likely experience delays in our operating activities.
Additionally, our information systems and infrastructure could be physically damaged by events such as fires, terrorist attacks and unauthorized access to our servers and infrastructure, as well as the unauthorized entrance into our information systems. Furthermore, we communicate with our customers through an ecommerce platform. Our ecommerce platform was developed and is run by third-party service providers over which we have no management control. A potential failure of our computer systems or a failure of our third-party ecommerce platform providers to satisfy their contractual service level commitments to us may have a material adverse effect on our business, financial condition and results of operation. Our efforts to modernize and digitize our operations and communications with our customers further increase our dependency on information technology systems, which exacerbates the risks we could face if these systems malfunction.
We are subject to data privacy laws, including the European Union’s General Data Protection Regulation, and any failure by us to comply could result in proceedings or actions against us and subject us to significant fines, penalties, judgments and negative publicity.
We are subject to numerous data privacy laws, in particular the European Union’s General Data Protection Regulation (2016/679), or the GDPR, which relates to the collection, use, retention, security, processing and transfer of personally identifiable information about our customers and employees in the

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
countries where we operates. The EU data protection regime expands the scope of the EU data protection law to all companies processing data of EEA individuals, imposes a stringent data protection compliance regime, including administrative fines of up to the greater of 4% of worldwide turnover or €20 million (as well as the right to compensation for financial or non-financial damages claimed by any individuals), and includes new data subject rights such as the “portability” of personal data. Although we are generally a business that serves other businesses (B2B), we still process and obtain certain personal information relating to individuals, and any failure by us to comply with the GDPR or other data privacy laws where applicable could result in proceedings or actions against us, which could subject us to significant fines, penalties, judgments and negative publicity.
Labor shortages or disruptions could have an adverse effect on our business and reputation.
We employ, directly and indirectly, approximately 5,115 employees around the globe. We, our subsidiaries and the independent agencies with which we have agreements could experience strikes, industrial unrest or work stoppages. A number of our employees are members of unions. In recent years, we have experienced labor interruptions as a result of disagreements between management and unionized employees, and have entered into collective bargaining agreements addressing certain of these concerns. If such disagreements arise, and are not resolved in a timely and cost-effective manner, such labor conflicts could have a material adverse effect on our business and reputation. Disputes with our unionized employees may result in work stoppage, strikes and time consuming litigation. Our collective bargaining agreements include termination procedures which affect our managerial flexibility with re-organization procedures and termination procedures. In addition, our collective bargaining agreements affect our financial liabilities towards employees, including as a result of pension liabilities or other compensation terms.
Our share price may be volatile, and you may lose all or part of your investment.
The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:
•
actual or anticipated variations in our or our competitors’ results of operations and financial condition;

•
variations in our financial performance from the expectations of market analysts;

•
announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•
our involvement in litigation;

•
our sale of ordinary shares or other securities in the future;

•
market conditions in our industry;

•
changes in key personnel;

•
the trading volume of our ordinary shares;

•
changes in the estimation of the future size and growth rate of our markets; and

•
general economic and market conditions.

In addition, the stock markets generally have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted, which could affect our business, financial condition and results of operations.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our ordinary shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our businesses. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of our company, or if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our shares to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, the price for our shares will likely decline.
We will incur increased costs as a result of operating as a public company, and our management team, which has limited experience in managing and operating a company that is publicly traded in the U.S., will be required to devote substantial time to new compliance initiatives.
As a public company whose ordinary shares are listed in the United States, we will incur accounting, legal and other expenses that we did not incur as a private company, including costs associated with our reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, and provisions of Israeli corporate laws applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we expect that our senior management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. Our current management team has limited experience managing and operating a company that is publicly traded in the US. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for our ordinary shares.
Changes in the laws and regulations affecting public companies could result in increased costs to us as we respond to such changes. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage, including increased deductibles. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements. Any of these effects could adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
•
our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends;

•
our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in container supply, industry consolidation, demand, bunker prices, charter/freights rates, container values and other factors affecting supply and demand;

•
our anticipated ability to make required debt service payments and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as our ability to refinance indebtedness;

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our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses;

•
our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations;

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the expected benefits of our cooperation agreements and strategic alliances, including our alliance with 2M;

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our anticipated insurance costs;

•
our beliefs regarding the availability of crew;

•
our expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
our expectations regarding our environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations;

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our beliefs regarding potential liability from current or future litigation;

•
our plans regarding hedging activities;

•
our expectations regarding our competition and ability to compete effectively; and

•
our ability to effectively handle cyber-security threats and recover from cyber-security incidents.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk factors” in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus, to conform these statements to actual results or to changes in our expectations.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $       million (or approximately $      million if the underwriters exercise their option in full), assuming the shares are offered at $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
A $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of 100,000 shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional working capital, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering to support long-term growth initiatives, including investing in vessels, containers and other digital initiatives, to strengthen our capital structure, to foster financial flexibility and for general corporate purposes. We may also use a portion of the net proceeds to service or repay certain outstanding debt, including        . The interest rate on such borrowing is     % and the maturity date is            , 20  . We will have broad discretion in the way that we use the net proceeds of this offering.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our Board of Directors has sole discretion whether to pay dividends. If our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon the requirements of Israeli law, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The terms of the Series 1 and 2 notes currently restrict our ability to pay dividends. For an explanation concerning the payment of dividends under Israeli law, see “Description of share capital — Dividend and liquidation rights.”

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our (i) cash and cash equivalents, (ii) deposits and restricted cash and (iii) consolidated capitalization at September 30, 2020:
•
on an actual basis; and

•
on an as adjusted basis to give effect to the issuance and sale of ordinary shares by us in this offering at an assumed public offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section and other financial information contained in this prospectus.
	As of September 30, 2020
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$350.3	$
Deposits and restricted cash(1)	55.7
Total long-term debt(2)	1,525.3
Ordinary shares, no par value; 350,000,001 shares authorized; 100,000,000 shares issued and outstanding on an actual basis and shares issued and outstanding on an as adjusted basis(3)	0.09
Special State Share, no par value; 1 share authorized; 1 share issued and outstanding	—		—
Additional paid-in capital	700.2
Translation and general reserves	1,087.0
Non-controlling interests	5.5
Accumulated deficit	(1,887.9)
Total shareholders’ equity (deficiency)	(95.1)
Total capitalization	$1,430.2	$

(1)
Mainly consists of bank deposits pledged as collateral for a portion of our short-term bank credit.

(2)
Other than lease liabilities (which are accounted as secured by the corresponding leased assets), all of our long-term debt is unsecured. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt and other financing arrangements.” Subsequent to September 30, 2020, we consummated a tender offer and an ancillary private purchase at the same price determined in the tender offer, pursuant to which we repurchased $57.6 million of our outstanding Series 1 bonds for aggregate consideration of approximately $46.1 million; this reduction in our total long-term debt is not reflected in the above table.

(3)
The number of shares issued and outstanding on an actual and as adjusted basis assumes, in each case, that the Pre-IPO Share Split, which will occur prior to the completion of this offering, had occured as of September 30, 2020. See “Prospectus summary — Recent developments — Pre-IPO share split” for further information on the Pre-IPO Share Split.

A $1.00 increase (decrease) in the assumed initial public offering price of $       per ordinary share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per ordinary share after this offering. Our net tangible book value (deficit) as of September 30, 2020, after giving effect to the Pre-IPO Share Split, was $(1.63) per ordinary share.
Net tangible book value (deficit) per ordinary share was calculated by:
•
subtracting our total liabilities from our total tangible assets (i.e., total assets, excluding intangible assets and deferred charter-hire expenses); and

•
dividing the difference by the number of ordinary shares outstanding, after giving effect to the Pre-IPO Share Split.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $        per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value (deficit) on an adjusted basis as of September 30, 2020 would have been $      per ordinary share, after giving effect to the Pre-IPO Share Split. This amount represents an immediate decrease in net tangible book value (deficit) of $       per ordinary share to our existing shareholders and an immediate increase in net tangible book value (deficit) of $      per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value (deficit) per share after this offering from the amount of cash that a new investor paid for an ordinary share.
The following table illustrates this dilution:
Assumed initial public offering price per ordinary share		$
Net tangible book value (deficit) per share as of September 30, 2020, after giving effect to the Pre-IPO Share Split	$(1.63)
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value (deficit) per share after this offering
Dilution per share to new investors in this offering.		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share would increase (decrease) the pro forma as adjusted net tangible book value (deficit) by $     , or $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, the pro forma as adjusted net tangible book value (deficit) after the offering would be $      per share, the decrease in net tangible book value (deficit) per share to existing shareholders would be $      and the increase in net tangible book value (deficit) per share to new investors would be $      per share, in each case assuming an initial public offering price of $      per ordinary share.
The following table summarizes, as of September 30, 2020 the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders paid, on the one hand, and new investors are paying in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $      per ordinary share

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
(the midpoint of the price range set forth on the cover page of this prospectus) before deducting underwriting discounts and commissions and estimated offering expenses payable by us, and gives effect to the Pre-IPO Share Split.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Total		100%	$	100%	$
The foregoing tables and calculations exclude:
•
4,990,000 ordinary shares reserved for issuance under our Option Plan as of September 30, 2020, of which there were options to purchase 4,990,000 shares at a weighted average exercise price of $1.00 per share, in each case, after giving effect to the Pre-IPO Share Split; and

•
1,000,000 ordinary shares reserved for issuance under our Incentive Plan, including      ordinary shares to be issued thereunder in respect of certain grants to our officers and/or directors assuming an initial offering price of $     per share (the midpoint of the range of the estimated initial public offering price range set forth on the cover page of this prospectus), in each case, after giving effect to the Pre-IPO Share Split.

To the extent any of these outstanding options is exercised or ordinary shares are issued, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 30, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $      , and total dilution per share to new investors would be $      , in each case, after giving effect to the Pre-IPO Share Split.
If the underwriters exercise their option to purchase additional shares in full:
•
the percentage of ordinary shares held by existing shareholders will decrease to approximately    % of the total number of our ordinary shares outstanding after this offering; and

•
the number of shares held by new investors will increase to           , or approximately    % of the total number of our ordinary shares outstanding after this offering.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The selected consolidated financial data set forth below as of December 31, 2019 and 2018, and for each of the years in the three year period ended December 31, 2019 have been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the PCAOB. The selected consolidated financial data set forth below as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from our consolidated financial statements not included in this prospectus, and which have not been audited in accordance with the standards of the PCAOB. Such consolidated financial statements were prepared on a basis consistent with our audited financial statements included in this prospectus. The selected consolidated financial data as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 have been derived from the unaudited interim consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and our results of operations for any interim period are not necessarily indicative of the results of operations that may be expected for a full fiscal year or any other interim period.
This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto. You should read the following selected consolidated financial and other data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes thereto.
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017	2016	2015
	(in millions, except share and per share data)
CONSOLIDATED INCOME STATEMENTS
Income from voyages and related services	$2,630.9	$2,472.5	$3,299.8	$3,247.9	$2,978.3	$2,539.3	$2,991.1
Cost of voyages and related services:
Operating expenses and cost of services	(2,039.0)	(2,125.2)	(2,810.8)	(2,999.6)	(2,600.1)	(2,394.1)	(2,692.6)
Depreciation	(204.3)	(161.3)	(226.0)	(100.2)	(97.2)	(86.3)	(82.4)
Gross profit	387.6	186.0	263.0	148.1	281.0	58.9	216.1
Other operating income (expenses), net	7.4	30.3	36.9	(32.8)	1.6	31.5	29.3
General and administrative expenses	(114.8)	(111.5)	(151.6)	(143.9)	(147.6)	(142.5)	(147.4)
Share of profits of associates	2.4	3.6	4.7	5.4	7.6	5.0	9.4
Results from operating activities	282.6	108.4	153.0	(23.2)	142.6	(47.1)	107.4
Finance expenses, net	(113.6)	(112.5)	(154.3)	(82.6)	(117.0)	(98.0)	(102.8)
Profit (loss) before income tax	169.0	(4.1)	(1.3)	(105.8)	25.6	(145.1)	4.6
Income tax	(11.2)	(10.1)	(11.7)	(14.1)	(14.2)	(18.4)	1.9
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4	$(163.5)	$6.5
Basic net income (loss) per ordinary share(2)	$15.29	$(1.77)	$(1.81)	$(12.57)	$0.62	$(16.83)	$0.23
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share(2)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Diluted net income (loss) per ordinary share(2)	$14.66	$(1.77)	$(1.81)	$(12.57)	$0.62	$(16.83)	$0.23
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share(2)	10,431,079	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Pro forma basic net income (loss) per ordinary share(2)(3)	$1.53	$(0.18)	$(0.18)	$(1.26)	$0.06	$(1.68)	$0.02
Weighted average number of ordinary shares used in computing pro forma basic net income (loss) per ordinary share(2)(3)	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Pro forma diluted net income (loss) per ordinary share(2)(3)	$1.47	$(0.18)	$(0.18)	$(1.26)	$0.06	$(1.68)	$0.02
Weighted average number of ordinary shares used in computing pro forma diluted net income (loss) per ordinary share(2)(3)	104,310,786	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	As of September 30,	As of December 31,
	2020	2019	2018	2017	2016	2015
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA
Cash and cash equivalents	$350.3	$182.8	$186.3	$157.9	$157.6	$218.7
Total current assets	823.4	630.8	746.6	579.6	465.9	616.3
Total assets	2,197.2	1,926.1	1,826.1	1,802.3	1,703.6	1,912.3
Working capital	(152.5)	(295.5)	(186.3)	(107.1)	(65.0)	5.3
Total liabilities	2,292.3	2,178.4	2,050.1	1,895.8	1,804.3	1,833.6
Total non-current liabilities	1,316.4	1,252.0	1,117.2	1,209.1	1,273.4	1,222.6
Total shareholders’ equity (deficit)(4)	$(95.1)	$(252.3)	$(224.0)	$(93.5)	$(100.7)	$78.7
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017	2016	2015
	(in millions)
CONSOLIDATED CASH FLOW DATA
Net cash generated from operating activities	$466.4	$281.3	$370.6	$225.0	$230.9	$33.2	$173.1
Net cash generated from (used in) investing activities	(13.0)	44.7	38.0	51.1	(93.5)	141.5	103.5
Net cash used in financing activities	(281.6)	(326.2)	(411.4)	(242.7)	(139.8)	(228.6)	(282.6)
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017	2016	2015
	(in millions)
OTHER FINANCIAL DATA
Adjusted EBIT(5)	$289.4	$101.5	$148.9	$39.1	$169.3	$(49.3)	$127.1
Adjusted EBITDA(5)	504.5	270.5	385.9	150.7	277.6	51.7	226.2
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(in millions)
OTHER SUPPLEMENTAL DATA
TEUs carried (in thousands)	2,042	2,124	2,821	2,914	2,629	2,429	2,340
Average freight rate per TEU(6)	$1,116	$1,007	$1,009	$973	$995	$902	$1,113

*
Other Financial Data and Other Supplemental Data have not been derived from our consolidated financial statements.

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Management’s discussion and analysis of financial condition and results of operation — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Basic and diluted net income (loss) per ordinary share are computed based on the weighted average number of ordinary shares outstanding during each period. For additional information, see Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
(3)
Pro forma basic and diluted net income (loss) per ordinary share give effect to the Pre-IPO Share Split for all periods presented.

(4)
Includes non-controlling interest.

(5)
See “— Non-IFRS financial measures” for how we define and calculate Adjusted EBIT and Adjusted EBITDA, a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, and a discussion of the limitations of these non-IFRS financial measures.

(6)
We define average freight rate per TEU as income from containerized cargo during each period divided by the number of TEUs carried for that same period. The following table provides income from containerized cargo for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(in millions)
Freight revenues from containerized cargo	2,279.4	2,137.9	2,847.3	2,835.8	2,617.2	2,191.1	2,605.1
NON-IFRS FINANCIAL MEASURES
Adjusted EBIT
For how we define and use Adjusted EBIT, see “Summary consolidated financial and other data — Non-IFRS financial measures.” The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBIT for the periods presented:
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(in millions)
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4	$(163.5)	$6.5
Financial expenses, net	113.6	112.5	154.3	82.6	117.0	98.0	102.8
Income taxes	11.2	10.1	11.7	14.1	14.2	18.4	(1.9)
Operating income (loss) (EBIT)	282.6	108.4	153.0	(23.2)	142.6	(47.1)	107.4
Non-cash charter hire expenses(1)	6.3	8.1	10.5	20.0	21.8	25.4	32.2
Capital loss (gain), beyond the ordinary course of business(2)	—	(14.6)	(14.2)	(0.3)	0.2	(29.2)	(28.6)
Impairment of assets	0.5	1.2	1.2	37.9	2.5	1.0	7.3
Expenses related to legal contingencies	—	(1.6)	(1.6)	4.7	2.2	0.6	4.6
Early termination fee of vessels charter hire	—	—	—	—	—	—	4.2
Adjusted EBIT	$289.4	$101.5	$148.9	$39.1	$169.3	$(49.3)	$127.1
Adjusted EBIT margin(3)	11.0%	4.1%	4.5%	1.2%	5.7%	(1.9)%	4.2%

(1)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.

(2)
Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)
Represents Adjusted EBIT divided by Income from voyages and related services.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Adjusted EBITDA
For how we define and use Adjusted EBITDA, see “Summary consolidated financial and other data — Non-IFRS financial measures.” The following table reconciles net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA for the periods presented:
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017	2016	2015
	(in millions)
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4	$(163.5)	$6.5
Financial expenses, net	113.6	112.5	154.3	82.6	117.0	98.0	102.8
Income taxes	11.2	10.1	11.7	14.1	14.2	18.4	(1.9)
Depreciation and amortization	220.8	175.4	245.5	111.6	108.3	101.0	99.1
EBITDA	503.4	283.8	398.5	88.4	250.9	53.9	206.5
Non-cash charter hire expenses(2)	0.6	1.7	2.0	20.0	21.8	25.4	32.2
Capital loss (gain), beyond the ordinary course of business(3)	—	(14.6)	(14.2)	(0.3)	0.2	(29.2)	(28.6)
Impairment of assets	0.5	1.2	1.2	37.9	2.5	1.0	7.3
Expenses related to legal contingencies	—	(1.6)	(1.6)	4.7	2.2	0.6	4.6
Early termination fee of vessels charter hire	—	—	—	—	—	—	4.2
Adjusted EBITDA	$504.5	$270.5	$385.9	$150.7	$277.6	$51.7	$226.2

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “Management’s discussion and analysis of financial condition and results of operation — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(3)
Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

We believe that these non-IFRS financial measures are useful in evaluating our business because they are leading indicators of our profitability and our overall business. Nevertheless, this information should be considered as supplemental in nature and not meant to be considered in isolation or as a substitute for net income (loss) or any other financial measure reported in accordance with IFRS. Other companies, including companies in our industry, may calculate Adjusted EBIT and Adjusted EBITDA differently or not at all, which reduces the usefulness of these measures as comparative measures. You should consider Adjusted EBIT and Adjusted EBITDA along with other financial performance measures, including net income (loss), and our financial results presented in accordance with IFRS.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk factors” and elsewhere in this prospectus. See “Special note regarding forward-looking statements” and “Risk factors.”
Overview
We are a global, asset-light container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. Moreover, we continuously seek to maximize operational efficiencies while increasing our profitability by leveraging our asset-light model and benefitting from a flexible cost structure. We have also developed a variety of digital tools to better understand our customers’ needs through careful analysis of data, including business and artificial intelligence.
As of September 30, 2020, we operated a global network of 66 weekly lines, calling at 310 ports in more than 80 countries. Our network is enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain our independence while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Within our global network we offer tailored services, including land transportation and logistical services as well as specialized shipping solutions, including the transportation of out-of-gauge cargo, refrigerated cargo and dangerous and hazardous cargo. Our strong reputation and high-quality service offerings have drawn a loyal and diversified customer base. We have a highly diverse and global customer base of approximately 26,800 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) using our services, while, in 2019, our 10 largest customers represented approximately 15% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues.
In the years ended December 31, 2017, 2018 and 2019 and in the nine months ended September 30, 2020, we carried 2,629 thousand, 2,914 thousand, 2,821 thousand and 2,042 thousand TEUs for our customers worldwide, respectively. Additionally, in the years ended December 31, 2017, 2018 and 2019 and in the nine months ended September 30, 2020, our net income (loss) was $11.4 million, $(119.9) million, $(13.0) million and $157.8 million, respectively, and our Adjusted EBITDA was $277.6 million, $150.7 million, $385.9 million and $504.5 million, respectively. On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16; see “— Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our consolidated financial statements included elsewhere in this prospectus.
Factors affecting our results of operations
Our results of operations are affected, among others, by the following factors:
Factors affecting our income from voyages and related services
Market Volatility.   The container shipping industry is dynamic and volatile and has been marked in recent years by volatility in freight rates and bunker prices, in part due to significant uncertainties in the global trade, mainly due to USA related trade restrictions, particularly trade restrictions with China. See “Risk factors — Our business may be adversely affected by trade protectionism.” Moreover, the COVID-19 pandemic outbreak has impacted global economies by reducing demand and spending across many sectors, adversely affecting the volumes of trades, while also decreasing bunker prices. As the effects of the COVID-19 pandemic are difficult to assess or predict, the extent to which it may impact our future results, financial position, liquidity and the risk of deviation from certain financial covenants is uncertain and

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
will depend on future developments, including in volumes of trades, freight rates, bunker prices and charter rates, which may be influenced by the duration and spread of the pandemic, among other factors influencing global economic markets that are outside of our control. For more information on the risks related to the COVID-19 pandemic, see “Risk factors — The global COVID-19 pandemic has created significant business disruptions and adversely affected our business.”
Volume of cargo carried.   The volume of cargo that we carry affects our income and profitability from voyages and related services and varies significantly between voyages that depart from, or return to, a port of origin. The vast majority of the containers we carry are either 20- or 40-foot containers. We measure our performance in terms of the volume of cargo we carry in a certain period in 20-foot equivalent units carried, or TEUs carried. Our management uses TEUs carried as one of the key parameters to evaluate our performance, used in real-time and take actions, to the extent possible, to improve performance. Additionally, our management monitors TEUs carried from a longer-term perspective, to deploy the right capacity to meet expected market demand. Although the volume of cargo that we carry is principally a function of demand for container shipping services in each of our trade routes, it is also affected by factors such as:
•
our local shipping agencies’ effectiveness in capturing such demand;

•
our level of customer service, which affects our ability to retain and attract customers;

•
our ability to effectively deploy capacity to meet such demand;

•
our operating efficiency; and

•
our ability to establish and operate existing and new services in markets where there is growing demand.

The volume of cargo that we carry is also impacted by our participation in strategic alliances and other cooperation agreements. In periods of increased demand and increased volume of cargo, we adjust capacity by chartering-in additional vessels and containers and/or purchasing additional slots from partners, to the extent feasible. During these periods, increased competition for additional vessels and containers may increase our costs. We may deploy our capacity through additional vessels and containers in existing services, through new services that we operate independently or through the exchange of capacity with vessels operated by other shipping companies or other cooperative agreements. In periods of decreased volumes of cargo, we may adjust capacity to demand by electing to reduce our fleet size in order to reduce operating expenses mainly by redelivering chartered-in vessels and not renewing their charters, or by cancelling specific voyages (which are referred to as “blank sailings”). We may also elect to close existing services within, or exit entirely from, less attractive trades. As a substantial portion of our fleet is chartered-in, primarily for short-term periods of one year and less, we retain a relatively high level of flexibility, although we are currently exploring long-term lease arrangements in respect of vessels planned to be deployed in the Transpacific trade.
Freight rates.   Freight rates are largely established by the freight market and we have a limited influence over these rates. We use average freight rate per TEU as one of the key parameters of our performance. Average freight rate per TEU is calculated as income from containerized cargo during a certain period, divided by total TEUs carried during that period. Container shipping companies have generally experienced volatility in freight rates. Freight rates vary widely as a result of, among other factors:
•
cyclical demand for container shipping services relative to the supply of vessel and container capacity;

•
competition in specific trades;

•
bunker prices;

•
costs of operation;

•
the particular dominant leg on which the cargo is transported;

•
average vessel size in specific trades;

•
the origin and destination points selected by the shipper; and

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
•
the type of cargo and container type.

As a result of cyclical fluctuations in demand and supply, container shipping companies have experienced volatility in freight rates. For example, although freight rates have recovered during the 4th quarter of 2019, mainly driven by a recovery of the higher bunker cost associated with the implementation of IMO 2020 Regulations, the comprehensive Shanghai (Export) Containerized Freight Index which increased from 716 at October 17, 2019 to 1,023 points at January 3, 2020, thereafter decreased to 818 points at April 23, 2020 and increased again to 2,311 points at December 11, 2020. Similar to other container shipping companies, the persistence of such difficult fluctuating conditions in the shipping industry and the increase in competition have impacted, and may continue to impact, our results of operations and profitability. Excess capacity is projected to further increase in the future, in particular as a result of the ongoing COVID-19 pandemic, which can lead to lower utilization of our vessels and depress freight rates, which may adversely impact our revenues, profitability or asset values. Until such capacity is fully absorbed by the container shipping market, the industry may continue to experience downward pressure on freight rates.
There are cargo segments which require more expertise; for example, we charge a premium over the base freight rate for handling specialized cargo, such as refrigerated, liquid, over-dimensional, or hazardous cargo, which require more complex handling and more costly equipment and are generally subject to greater risk of damage. We believe that our commercial excellence and customer centric approach across our network of shipping agencies enable us to recognize and attract customers who seek to transport such specialized types of cargo, which are less commoditized services and more profitable. We intend to focus on growing the specialized cargo transportation portion of our business: specialized cargo represented approximately 7% to 8% of our total cargo transported during the 2017 to 2019 period as measured by TEUs. We also charge a premium over the base freight rate for global land transportation services we provide. Further, from time to time we impose surcharges over the base freight rate, in part to minimize our exposure to certain market-related risks, such as fuel price adjustments, exchange rate fluctuations, terminal handling charges and extraordinary events, although usually these surcharges are not sufficient to recover all of our costs. Amounts received related to these adjustment surcharges are allocated to freight revenues.
Factors affecting our operating expenses and costs of services
Cargo handling expenses.   Cargo handling expenses represent the most significant portion of our operating expenses. Cargo handling expenses primarily include variable expenses relating to a single container, such as stevedoring and other terminal expenses, feeder services, storage costs, balancing expenses arising from repositioning containers with unutilized capacity on the non-dominant leg, and expenses arising from inland transport of cargo.
Stevedoring expenses comprise the most significant component of cargo handling expenses. We contract stevedoring services from third parties in every port at which we call. We generally engage these services on a port-by-port basis, although, where possible, we seek to negotiate volume-based discounts or to enter into long-term contracts as a means of obtaining discounted rates. However, for example, changes in labor costs at the ports where our vessels call or certain more expensive shifts during which our vessels call may increase port expenses and in turn may lead to an increase in cargo handling expenses.
For each service we operate, we measure the utilization of a vessel on the dominant leg, as well as on the counter-dominant leg by dividing the number of TEUs carried on a vessel by that vessel’s capacity. For example, some of our major trade routes, such as the Pacific and Cross Suez routes, are marked by significant trade imbalances, as the majority of goods are shipped from Asia for consumption in Europe and North America. We manage the container repositioning costs that arise from the imbalance between the volume of cargo carried in each direction using various methods, such as triangulating our land transportation activities and services. If we are unable to successfully match requirements for container capacity with available capacity in nearby locations, we may incur balancing costs to reposition our containers in other areas where there is demand for capacity. Cargo handling accounted for 49.4%, 46.0%, 50.6% and 50.7%, of our operating expenses and cost of services for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively.
Bunker expenses.   Fuel expenses, in particular bunker fuel expenses, represent a significant portion of our operating expenses. As a result, changes in the price of bunker or in our bunker consumption patterns

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
can have a significant effect on our results of operations. Bunker price has historically been volatile, can fluctuate significantly and is subject to many economic and political factors that are beyond our control. In an effort to reduce our bunker expenses, we have employed new procurement processes and tools aimed at reducing the prices at which we purchase our bunker from our suppliers. We also seek to control our costs by imposing surcharges over the base freight rate to minimize our exposure to changes in fuel costs, reviewing fuel prices in different markets and purchasing fuel for our vessels when such vessels are visiting bunkering ports that offer lower bunker price. Additionally, we manage, from time to time, part of our exposure to fuel price fluctuations by entering into hedging arrangements. Although bunker prices have been relatively low during fiscal year 2020, the global recovery from the COVID-19 pandemic is anticipated to lead to an increase in bunker prices, which would negatively impact our results of operations. For more information on the risks of fuel price fluctuations, see “Risk factors — Risks relating to our business and our industry — Rising bunker prices and the IMO’s 2020 low-sulfur fuel mandate may have an adverse effect on our results of operations.” Our bunker fuel consumption is affected by various factors, including the percentage of fuel costs we can pass on to our customers, number of vessels being deployed, vessel size, pro forma speed, vessel efficiency, weight of the cargo being transported and sea state. We have implemented various optimization strategies designed to reduce bunker consumption, reducing our bunker consumption per mile by 11% between 2017 to 2020, including operating vessels in “super slow steaming” mode, trim optimization, hull and propeller polishing and sailing route optimization. Our fuel expenses, which consist primarily of bunker expenses, accounted for 14.9%, 17.9%, 13.8% and 12.9%, of our operating expenses and cost of services for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively.
Vessel charter portfolio.   Substantially all of our capacity is chartered-in. As of September 30, 2020, we chartered-in 69 vessels (including 35 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements), which accounted for 98.5% of our TEU capacity and 98.6% of the vessels in our fleet. Of such vessels, 64 are under a “time charter”, which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with the owner handling the crewing and technical operation of the vessel, including six vessels chartered-in from a related party. Five of our vessels are chartered-in under a “bareboat charter”, which consists of chartering a vessel for a given period of time against a charter fee, with us handling the operation of the vessel. Under these arrangements, both parties are committed for the charter period; however, vessels temporarily unavailable for service due to technical issues will qualify for relief from charges during such period (off hire).
We also purchase “slot charters,” which involve the purchase of specific slots on board of another company’s vessel. Generally, these rates are based primarily on demand for capacity as well as the available supply of container ship capacity. As a result of macroeconomic conditions affecting trade flow between ports served by container shipping companies and economic conditions in the industries which use container shipping services, bareboat, time and slot charter rates can, and do, fluctuate significantly and are generally affected by the same factors that influence freight rates. Our results of operations may be affected by the composition of our general chartered-in vessels portfolio. Slots purchase and charter hire of vessels accounted for 13.8%, 16.0%, 18.3% and 17.7%, of our operating expenses and cost of services for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively.
Port expenses (including canal fees).   We pay port expenses, which are surcharges levied by a particular port and are applicable to a vessel and/or the cargo on board of a particular vessel, at each port of call along our various trade routes. Increases in port expenses increase our operating expenses and, if such increases are not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. We also pay canal fees, which are the transit fees levied by canals, such as the Panama Canal or the Suez Canal, in connection with a vessel’s passage and are generally correlated to the size of the vessel transporting the cargo. Larger vessels, notwithstanding their utilization in a given voyage and capacity of cargo, generally pay higher transit fees. An increase in transit fees, if not reflected in the freight rate charged by us to our customers, may decrease our net income, margins and results of operations. Our port (including canal) expenses accounted for 9.7%, 9.1%, 7.1% and 7.3%, of our operating expenses and cost of services for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Agents’ salaries and commissions.   Our agents’ salaries and commissions reflect our costs related to agents’ services in connection with certain aspects of our shipping operations. Any increases in the salaries and commissions paid to agents for their services, would result in the corresponding increases to our operating expenses and cost of services. Agents’ salaries and commissions totaled $160.4 million, $159.8 million, $149.2 million and $113.9 million for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively, accounting for 6.2%, 5.3%, 5.3% and 5.6% of our operating expenses and cost of services for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020.
General and administrative expenses and personnel expenses.   Our general and administrative expenses include salaries and related expenses, office equipment and maintenance, depreciation and amortization, consulting and legal fees and travel and vehicle expenses. General and administrative expenses totaled $147.6 million, $144.0 million, $151.6 million, and $114.8 million for the years ended December 31, 2017, 2018 and 2019 and nine months ended September 30, 2020, respectively, including $102.7 million, $98.3 million, $105.4 million and $80.6 million of salaries and related expenses, respectively. Personnel expenses, which comprise salaries and related expenses in both operating expenses and general and administrative expenses, totaled $236.2 million, $230.3 million, $243.3 million and $184.6 million for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively.
Any adverse trends in volumes of trades, freight rates and/or bunker prices (including those related to the ongoing impact of the COVID-19 pandemic), as well as other deteriorating global economic conditions could negatively affect the entire industry and also affect our business, financial position, assets value, results of operations, cash flows and our compliance with certain financial covenants.
Factors affecting comparability of financial position and results of operations
Adoption of IFRS 16
The comparability of our financial position and results of operations as of and for the fiscal years ended December 31, 2019 and 2018 is impacted due to the adoption of IFRS 16, Leases, which was adopted as of January 1, 2019 and replaces IAS 17 (Leases) and its related interpretations regarding lease arrangements. We chose to adopt IFRS 16 using the modified retrospective approach (i.e. without restating our comparative figures), as well as to apply the optional expedients with respect to: (i) short-term leases (including leases with remaining period on adoption date of up to 12 months), (ii) determining the discounting rate considering the remaining lease period of a portfolio of leases with similar characteristics (the weighted average of discounting rates applied on adoption date was 19.0%), (iii) retaining the definition of a lease under IAS 17 with respect to leases outstanding as of adoption date, (iv) including non-lease components in the accounting of lease arrangements and (v) assessing whether a contract is onerous in accordance with IAS 37 (provisions, contingent liabilities and contingent assets) immediately before the date of initial application, instead of assessing impairment of right-of-use asset.
The implementation of IFRS 16 results in a reduction in our lease expenses, along with an increase in our depreciation expenses and interest expenses. Our net loss for the year ended December 31, 2019 includes a loss of $14.4 million related to the implementation of IFRS 16 for the first time. The table below presents the effect on the consolidated statement of our financial position as at January 1, 2019 related to the adoption of the new guidance under IFRS 16:

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	According to IAS 17	Re-classification	Recognition	According to IFRS 16
	(Unaudited)
	(in millions)
Non-Current Assets
Vessels	$617.4	$18.2	$122.3	$757.9
Containers and handling equipment	351.7		73.2	424.9
Other tangible assets	21.0	1.1	40.4	62.5
Deferred expenses	9.0	(9.0)
Current Assets
Trade and other receivables	11.6	(10.3)		1.3
Non-Current Liabilities
Lease liabilities, loans and other liabilities	(1,056.7)		(162.9)	(1,219.6)
Current Liabilities
Lease liabilities, loans and other liabilities	(201.2)		(73.0)	(274.2)
Seasonality
Our business has historically been seasonal in nature. As a result, our average freight rates have reflected fluctuations in demand for container shipping services, which affect the volume of cargo carried by our fleet and the freight rates which we charge for the transport of such cargo. Our income from voyages and related services are typically higher in the third and fourth quarters than the first and second quarters due to increased shipping of consumer goods from manufacturing centers in Asia to North America in anticipation of the major holiday period in Western countries. The first quarter is affected by a decrease in consumer spending in Western countries after the holiday period and reduced manufacturing activities in China and Southeast Asia due to the Chinese New Year. However, operating expenses such as expenses related to cargo handling, charter hire of vessels, fuel and lubricant expenses and port expenses are generally not subject to adjustment on a seasonal basis. As a result, seasonality can have an adverse effect on our business and results of operations.
Recently, as a result of the continuing instability and volatility within the shipping industry, seasonality factors have not been as apparent as they have been in the past. As global trends that affect the shipping industry have changed rapidly in recent years, including trends resulting from the COVID-19 pandemic, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.
Components of our consolidated income statements
Income from voyages and related services
Income from voyages and related services is primarily generated from the transportation of cargo and related services. Income from voyages, which represented 98% of income from voyages and related services for the nine months ended September 30, 2020, consists primarily of the transportation of cargo, including demurrage and value-added services.
Cost of voyages and related services
Cost of voyages and related services is comprised of: (i) operating expenses and costs of services, including expenses related to cargo handling, slots purchase and charter hire of vessels, fuel and lubricants expenses, port expenses, agents’ salaries and commissions, costs of related services and sundry expenses, and (ii) depreciation expenses.
Operating expenses and costs of services
Expenses related to cargo handling.   Expenses related to cargo handling primarily include the cost relating to loading and discharge of containers, transport of empty containers, land transportation and transshipment of cargo.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Fuel and lubricants.   Expenses related to the purchase of fuel and lubricants consist of the costs of purchasing fuel to supply all the vessels we operate and other oil-based lubricants required for the operation of our vessels.
Slots purchase and charter hire of vessels.   Slot purchases comprise mainly of the cost of purchases of slots from other shipping companies. Charter hire of vessels mainly consists of charges we pay to vessel owners for hiring their vessels, excluding those accounted as right-of-use assets (in accordance with IFRS 16). In addition, we charter-in the majority of our vessels on a time charter basis and, as a result, generally do not incur additional costs for crew provisioning, maintenance, repair or hull insurance with respect to these vessels.
Port expenses.   Port expenses consist of port costs and canal expenses. Port costs consist of charges we pay to ports, on a per-call basis, for a variety of services, including berthing, tug services, sanitary services and utilities. Canal expenses consist of canal dues we pay to the operators of the Panama and Suez Canals.
Costs of related services and sundry.   Costs of related services and sundry comprise mainly of expenses of subsidiaries providing shipping-agent services, logistics services, forwarding and customs clearance services.
Depreciation
Depreciation mainly consists of depreciation of operating assets (including right-of-use assets), primarily vessels, containers and chassis. We depreciate our vessels using a straight-line method, on the basis of an estimated useful life of 25 to 30 years, taking into account their residual scrap value, where applicable. Other assets, such as containers, are also depreciated over their estimated useful life (13 years for containers) on a straight-line basis, taking into account their residual value, where applicable.
Other income (expenses), net
Other income (expenses), net consists primarily of capital gains and losses, net related to the sale of vessels, containers, handling equipment and real-estate assets, as well as impairment charges.
General and administrative expenses
General and administrative expenses consist mainly of employee salaries and other employee benefits (including pension and related payments) of our administrative personnel, as well as depreciation and amortization mainly related to computer and communication equipment and software, fees paid to consultants and advisers and travel and vehicle expenses.
Share of profits of associates, net of tax
Share of profits of associates, net of tax comprises our share in the net income of associate companies, accounted for under the equity method.
Finance expenses, net
Finance income is comprised of interest income on funds invested and net foreign currency exchange rate differences. Finance expenses are comprised of interest expenses on borrowings and other liabilities, net foreign currency exchange rate differences and impairment losses on trade and other receivables.
Income taxes
Income taxes comprise current and deferred tax expenses related to corporate income and other earnings.
How we assess the performance of our business
In addition to operational metrics such as TEUs carried and average freight rate per TEU carried and financial measures determined in accordance with IFRS, we make use of the non-IFRS financial measures Adjusted EBIT and Adjusted EBITDA in evaluating our past results and future prospects.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Adjusted EBIT and Adjusted EBITDA
Adjusted EBIT is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude non-cash charter hire expenses, impairments, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is a non-IFRS financial measure that we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.
We present Adjusted EBIT and Adjusted EBITDA in this prospectus because each is a key measure used by our management and Board of Directors to evaluate our operating performance. Accordingly, we believe that Adjusted EBIT and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.
The following is a reconciliation of our net income (loss), the most directly comparable IFRS financial measure, to Adjusted EBIT and Adjusted EBITDA for each of the periods indicated. See “Summary consolidated financial and other data — Non-IFRS Financial Measures” for more information and a discussion of certain limitations regarding the usefulness of Adjusted EBIT and Adjusted EBITDA in evaluating our business.
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBIT
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4
Financial expenses, net	113.6	112.5	154.3	82.6	117.0
Income taxes	11.2	10.1	11.7	14.1	14.2
Operating income (EBIT)	282.6	108.4	153.0	(23.2)	142.6
Non-cash charter hire expenses(1)	6.3	8.1	10.5	20.0	21.8
Capital loss (gain), beyond the ordinary course of business(2)	—	(14.6)	(14.2)	(0.3)	0.2
Impairment of assets	0.5	1.2	1.2	37.9	2.5
Expenses related to legal contingencies	—	(1.6)	(1.6)	4.7	2.2
Adjusted EBIT	$289.4	$101.5	$148.9	$39.1	$169.3
Adjusted EBIT margin(3)	11.0%	4.1%	4.5%	1.2%	5.7%

(1)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring.

(2)
Related to disposal of assets, other than container and equipment (which are disposed on a recurring basis).

(3)
Represents Adjusted EBIT divided by Income from voyages and related services.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions)
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA
Net income (loss)	$157.8	$(14.2)	$(13.0)	$(119.9)	$11.4
Financial expenses, net	113.6	112.5	154.3	82.6	117.0
Income taxes	11.2	10.1	11.7	14.1	14.2
Depreciation and amortization	220.8	175.4	245.5	111.6	108.3
EBITDA	503.4	283.8	398.5	88.4	250.9
Non-cash charter hire expenses(2)	0.6	1.7	2.0	20.0	21.8
Capital loss (gain), beyond the ordinary course of business(3)	—	(14.6)	(14.2)	(0.3)	0.2
Impairment of assets	0.5	1.2	1.2	37.9	2.5
Expenses related to legal contingencies	—	(1.6)	(1.6)	4.7	2.2
Adjusted EBITDA	$504.5	$270.5	$385.9	$150.7	$277.6

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “ — Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(3)
Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

Results of operations
The following table sets forth our results of operations in dollars and as a percentage of income from voyages and related services for the periods indicated:

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	Nine Months Ended September 30,				Year Ended December 30,
	2020(1)		2019(1)		2019(1)		2018		2017
	(in millions)
Income from voyages and related services	$2,630.9	100%	$2,472.5	100%	$3,299.8	100%	$3,247.9	100%	$2,978.3	100%
Cost of voyages and related services:
Operating expenses and cost of services	(2,039.0)	(77.5)	(2,125.2)	(86.0)	(2,810.8)	(85.2)	(2,999.6)	(92.4)	(2,600.1)	(87.3)
Depreciation	(204.3)	(7.8)	(161.3)	(6.5)	(226.0)	(6.8)	(100.2)	(3.1)	(97.2)	(3.3)
Gross profit	387.6	14.7	186.0	7.5	263.0	8.0	148.1	4.6	281.0	9.4
Other operating income (expenses), net	7.4	0.3	30.3	1.2	36.9	1.1	(32.8)	(1.0)	1.6	0.1
General and administrative expenses	(114.8)	(4.4)	(111.5)	(4.5)	(151.6)	(4.6)	(143.9)	(4.4)	(147.6)	(5.0)
Share of profits of associates	2.4	0.1	3.6	0.2	4.7	0.1	5.4	0.2	7.6	0.3
Results from operating activities	282.6	10.7	108.4	4.4	153.0	4.6	(23.2)	(0.7)	142.6	4.8
Finance expenses, net	(113.6)	(4.3)	(112.5)	(4.6)	(154.3)	(4.7)	(82.6)	(2.5)	(117.0)	(3.9)
Profit (loss) before income tax	169.0	6.4	(4.1)	(0.2)	(1.3)	(0.1)	(105.8)	(3.3)	25.6	0.9
Income taxes	(11.2)	(0.4)	(10.1)	(0.4)	(11.7)	(0.3)	(14.1)	(0.4)	(14.2)	(0.5)
Net income (loss)	157.8	6.0	(14.2)	(0.6)	$(13.0)	(0.4)%	$(119.9)	(3.7)%	$11.4	0.4%

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “— Factors affecting comparability of financial position and results of operations — Adoption of IFRS 16” and Note 2(e) to our audited consolidated financial statements included elsewhere in this prospectus.

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019
Income from voyages and related services
Income from voyages and related services for the nine months ended September 30, 2020 increased $158.4 million, or 6.4%, from $2,472.5 million for the nine months ended September 30, 2019 to $2,630.9 million for the nine months ended September 30, 2020, primarily due to (i) an increase of $141.5 million in income from containerized cargo and (ii) an increase of $24.2 million in slots hire income.
The number of TEUs carried for the nine months ended September 30, 2020 decreased 82 thousand TEUs, or 3.9%, from 2,124 thousand TEUs for the nine months ended September 30, 2019 to 2,042 thousand TEUs for the nine months ended September 30, 2020, primarily due to a decrease of 87 thousand TEUs in Intra-Asia trade zone. The average freight rate per TEU carried for the nine months ended September 30, 2020 increased by $109, or 10.8%, from about $1,007 for the nine months ended September 30, 2019 to about $1,116 for the nine months ended September 30, 2020.
The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding other revenues, mainly related to demurrage, value added services and non-containerized cargo) for each geographic trade zone for the periods presented. For a discussion of the factors that drove changes in average freight rate per TEU carried in our industry, see “— Factors affecting our income from voyages and related services.”

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Nine months Ended September 30,			Nine months Ended September 30,			Nine months Ended September 30,
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
	(in thousands)						(in millions)
Geographic trade zone
Pacific	805	772	4.2%	$1,482	$1,322	12.1%	$1,193.2	$1,021.4	16.8%
Cross-Suez	252	261	(3.2)%	1,075	955	12.5%	271.3	249.1	8.9%
Atlantic-Europe	440	442	(0.5)%	975	968	0.8%	428.7	427.3	0.3%
Intra-Asia	422	509	(17.1)%	593	561	5.8%	250.6	285.8	(12.3)%
Latin America	123	140	(12.3)%	1,108	1,106	0.2%	135.6	154.3	(12.1)%
Total	2,042	2,124	(3.9)%	$1,116	$1,007	10.9%	$2,279.4	$2,137.9	6.6%
TEUs carried in the Pacific geographic trade zone for the nine months ended September 30, 2020 increased 33 thousand, or 4.2%, from 772 thousand for the nine months ended September 30, 2019 to 805 thousand for the nine months ended September 30, 2020, primarily due to the launch of a new high-speed line between Asia and the U.S. West coast and two new lines between Asia and U.S. Gulf, partially offset by a decrease in the number of voyages and temporary suspension of one of the lines, both due to the impact of the COVID-19 pandemic. The average freight rate per TEU carried in the Pacific geographic trade zone for the nine months ended September 30, 2020 increased $160, or 12.1%, from $1,322 for the nine months ended September 30, 2019 to $1,482 for the nine months ended September 30, 2020.
TEUs carried in the Cross-Suez geographic trade zone for the nine months ended September 30, 2020 decreased 9 thousand, or 3.2%, from 261 thousand for the nine months ended September 30, 2019 to 252 thousand for the nine months ended September 30, 2020, primarily due to reduction in allocated capacity resulting from structural change of shifting from operating vessels to slot purchase. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the nine months ended September 30, 2020 increased $120, or 12.5%, from $955 for the nine months ended September 30, 2019 to $1,075 for the nine months ended September 30, 2020.
TEUs carried in the Atlantic-Europe geographic trade zone for the nine months ended September 30, 2020 decreased 2 thousand, or 0.5%, from 442 thousand for the nine months ended September 30, 2019 to 440 thousand for the nine months ended September 30, 2020, primarily due to a decrease in the number of voyages due to the impact of the COVID-19 pandemic, partially offset by full implementation of structural changes in Intra Mediterranean & Black Sea sub-trade. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the nine months ended September 30, 2020 increased $7, or 0.8%, from $968 for the nine months ended September 30, 2019 to $975 for the nine months ended September 30, 2020.
TEUs carried in the Intra-Asia geographic trade zone for the nine months ended September 30, 2020 decreased 87 thousand, or 17.1%, from 509 thousand for the nine months ended September 30, 2019 to 422 thousand for the nine months ended September 30, 2020, primarily due to closing of lines and reduced vessel allocation in ISC sub-trade and a decrease in the number of voyages across all sub-trades due to the impact of the COVID-19 pandemic, partially offset by opening new lines in South East Asia sub-trade. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the nine months ended September 30, 2020 increased $32, or 5.8%, from $561 for the nine months ended September 30, 2019 to $593 for the nine months ended September 30, 2020.
TEUs carried in the Latin America geographic trade zone for the nine months ended September 30, 2020 decreased 17 thousand or 12.3%, from 140 thousand for the nine months ended September 30, 2019 to 123 thousand for the nine months ended September 30, 2020, primarily due to decreases in capacity utilization and in number of voyages, both due to the impact of the COVID-19 pandemic. The average freight rate per TEU carried in the Latin America geographic trade zone for the nine months ended

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
September 30, 2020 increased $2, or 0.2%, from $1,106 for the nine months ended September 30, 2019 to $1,108 for the nine months ended September 30, 2020.
Composition of gross profit
	Nine Months Ended September 30,
	2020	2019	Change	% Change
	(in millions)
Income from voyages and related services	$2,630.9	$2,472.5	$158.4	6.4%
Cost of voyages and related services:
Operating expenses and cost of services	(2,039.0)	(2,125.2)	86.2	(4.1)
Depreciation	(204.3)	(161.3)	(43.0)	26.7
Gross profit	$387.6	$186.0	$201.6	108.4%
Cost of voyages and related services
Operating expenses and cost of services
Operating expenses and cost of services for the nine months ended September 30, 2020 decreased $86.2 million, or 4.1%, from $2,125.2 million for the nine months ended September 30, 2019 to $2,039.0 million for the nine months ended September 30, 2020, primarily due to (i) a decrease in expenses related to cargo handling of $39.2 million (3.7%), (ii) a decrease in bunker expenses of $29.7 million (10.1%) and (iii) a decrease in vessels lease expenses and slots purchase of $26.2 million (6.8%).
Depreciation
Depreciation for the nine months ended September 30, 2020 increased $43.0 million, or 26.7%, from $161.3 million for the nine months ended September 30, 2019 to $204.3 million for the nine months ended September 30, 2020, primarily due to an increase in right-of-use assets.
Gross profit
Gross profit for the nine months ended September 30, 2020 increased $201.6 million, or 108.4%, from $186.0 million for the nine months ended September 30, 2019 to $387.6 million for the nine months ended September 30, 2020, primarily driven by an increase in income from voyages and related services and a decrease in operating expenses and cost of services, partially offset by an increase in depreciation expenses.
Other Operating income (expenses), net
Other operating income, net for the nine months ended September 30, 2020 decreased $22.9 million, from $30.3 million for the nine months ended September 30, 2019 to $7.4 million for the nine months ended September 30, 2020, primarily driven by a decrease in capital gains related to real estate assets and containers.
General and administrative expenses
General and administrative expenses for the nine months ended September 30, 2020 increased $3.3 million, or 3.0%, from $111.5 million for the nine months ended September 30, 2019 to $114.8 million for the nine months ended September 30, 2020, primarily due to an increase in salaries and related expenses (mostly incentives).
Finance expenses, net
Finance expenses, net for the nine months ended September 30, 2020 were $113.6 million compared to $112.5 million for the nine months ended September 30, 2019, an increase of $1.1 million, or 1.0%.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Income taxes
Income taxes for the nine months ended September 30, 2020 increased $1.1 million, or 10.9%, from $10.1 million for the nine months ended September 30, 2019 to $11.2 million for the nine months ended September 30, 2020.
Year ended December 31, 2019 compared to fiscal year ended December 31, 2018
Income from voyages and related services
Income from voyages and related services for the year ended December 31, 2019 increased $51.9 million, or 1.6%, from $3,247.9 million for the year ended December 31, 2018 to $3,299.8 million for the year ended December 31, 2019, primarily due to (i) an increase of $35.2 million in non-containerized freight revenues and (ii) an increase of $11.4 million in income from containerized cargo, as detailed in the table below with respect to carried volume and average freight rate.
The number of TEUs carried for the year ended December 31, 2019 decreased 93 thousand TEUs, or 3.2%, from 2,914 thousand TEUs for the year ended December 31, 2018 to 2,821 thousand TEUs for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity in the Pacific and Cross Suez trades, which were partially offset by the effect of changes in the operated lines’ structure and capacity in the Atlantic trade. The average freight rate per TEU carried for the year ended December 31, 2019 increased by $36, or 3.7%, from about $973 for the year ended December 31, 2018 to about $1,009 for the year ended December 31, 2019.
The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding other revenues, mainly related to non-containerized freight and demurrage; see also Note 25 to our audited consolidated financial statements included elsewhere in this prospectus) for each geographic trade zone for the periods presented. For a discussion of the factors that drove changes in average freight rate per TEU carried in our industry, see “— Factors affecting our income from voyages and related services.”
	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change
	(in thousands)						(in millions)
Geographic trade zone
Pacific	1,017	1,095	(7.1)%	$1,343	$1,265	6.2%	$1,365.8	$1,385.6	(1.4)%
Cross-Suez	356	429	(17)%	923	903	2.2%	328.4	387.3	(15.2)%
Atlantic-Europe	590	523	12.8%	968	944	2.5%	571.2	493.7	15.7%
Intra-Asia	671	674	(0.4)%	556	524	6.1%	372.9	353.2	5.6%
Latin America	187	193	(3.1)%	1,118	1,119	(0.1)%	209.0	216.0	(3.2)%
Total	2,821	2,914	(3.2)%	$1,009	$973	3.7%	$2,847.3	$2,835.8	0.4%
TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2019 decreased 78 thousand, or 7.1%, from 1,095 thousand for the year ended December 31, 2018 to 1,017 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity, which included new cooperation with the 2M Alliance in the All-Water and the Pacific North West trades. This contributed to enhancing our network by expanding our service coverage to new destinations and ports, while reducing the capacity allocated to us compared to before the cooperation. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2019 increased $78, or 6.2%, from $1,265 for the year ended December 31, 2018 to $1,343 for the year ended December 31, 2019.
TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2019 decreased 73 thousand, or 17%, from 429 thousand for the year ended December 31, 2018 to 356 thousand for the year

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ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity in the ISC (Indian sub-continental) to Mediterranean trade, which included shifting our mode of operation from operating vessels to purchasing slots on our partners’ vessels. The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2019 increased $20, or 2.2%, from $903 for the year ended December 31, 2018 to $923 for the year ended December 31, 2019.
TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2019 increased 67 thousand, or 12.8%, from 523 thousand for the year ended December 31, 2018 to 590 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity, which included opening of new lines, aiming to support the new structure of the Cross-Suez . The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2019 increased $24, or 2.5%, from $944 for the year ended December 31, 2018 to $968 for the fiscal year ended December 31, 2019.
TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2019 decreased 3 thousand, or 0.4%, from 674 thousand for the year ended December 31, 2018 to 671 thousand for the year ended December 31, 2019. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2019 increased $32, or 6.1%, from $524 for the year ended December 31, 2018 to $556 for the year ended December 31, 2019.
TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2019 decreased 6 thousand or 3.1%, from 193 thousand for the year ended December 31, 2018 to 187 thousand for the year ended December 31, 2019, primarily due to changes in the operated lines’ structure and capacity in Intra-America trades, impacted by the changes in the operated lines’ structure and capacity of the Pacific geographic trade zone. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2019 decreased $1, or 0.1%, from $1,119 for the year ended December 31, 2018 to $1,118 for the year ended December 31, 2019.
Composition of gross profit
	Year Ended December 31,
	2019	2018	Change	% Change
	(in millions)
Income from voyages and related services	$3,299.8	$3,247.9	$51.9	1.6%
Cost of voyages and related services:
Operating expenses and cost of services	(2,810.8)	(2,999.6)	188.8	6.3
Depreciation	(226.0)	(100.2)	(125.8)	(125.5)
Gross profit	$263.0	$148.1	$114.9	77.6%
Cost of voyages and related services
Operating expenses and cost of services
Operating expenses and cost of services for the year ended December 31, 2019 decreased $188.8 million, or 6.3%, from $2,999.6 million for the year ended December 31, 2018 to $2,810.8 million for the year ended December 31, 2019, primarily due to (i) a decrease in bunker expenses of $149.7 million (27.9%), (ii) a decrease in port expenses of $73.4 million (26.8%) and (iii) a decrease in agents’ salaries and commissions of $10.6 million (6.6%), offset by (iv) an increase in cargo handling expenses of $42.0 million (3.0%) and (v) an increase in slots purchase and charter hire of vessels and hire containers of $14.7 million (2.8%). The decrease in bunker expenses and port expenses and the increase in slots purchases are primarily related to our expansion of cooperation with partners.
Depreciation
Depreciation for the year ended December 31, 2019 increased $125.8 million, or 125.6%, from $100.2 million for the year ended December 31, 2018 to $226.0 million for the year ended December 31, 2019, primarily due to the implementation of IFRS 16.

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Gross profit
Gross profit for the year ended December 31, 2019 increased $114.9 million, or 77.6%, from $148.1 million for the year ended December 31, 2018 to $263.0 million for the year ended December 31, 2019, primarily driven by a decrease in operating expenses and cost of services, as well as an increase in income from voyages and related services, partially offset by an increase in depreciation expenses.
Other Operating income (expenses), net
Other operating income, net for the year ended December 31, 2019 was $36.9 million, compared to other operating expenses, net of $32.8 million for the year ended December 31, 2018, an overall change of $69.7 million, primarily driven by (i) an impairment of $1.2 million recorded in 2019, compared to an impairment of $37.9 million recorded in 2018 (related to the designation of three vessels for scrap and the corresponding classification of such vessels as held-for-sale) and (ii) an increase of $32.5 million in capital gains (mainly related to containers and real estate assets).
General and administrative expenses
General and administrative expenses for the year ended December 31, 2019 increased $7.7 million, or 5.4%, from $143.9 million for the year ended December 31, 2018 to $151.6 million for the year ended December 31, 2019, primarily due to an increase in depreciation expenses (mainly due to the adoption of IFRS 16) and in salaries and related expenses (mainly in actuarial expenses and related-services subsidiaries).
Finance expenses, net
Finance expenses, net for the year ended December 31, 2019 were $154.3 million compared to $82.6 million for the year ended December 31, 2018, an increase of $71.7 million, or 87.0%. The increase was primarily driven by (i) an increase of $48.1 million related to additional interest expenses recorded with respect to the implementation of the IFRS 16 and (ii) an increase of $25.1 million related to foreign currency exchange differences.
Income taxes
Income taxes for the year ended December 31, 2019 decreased $2.4 million, or 17.0%, from $14.1 million for the year ended December 31, 2018 to $11.7 million for the year ended December 31, 2019.
Year ended December 31, 2018 compared to year ended December 31, 2017
Income from voyages and related services
Income from voyages and related services for the year ended December 31, 2018 increased $269.6 million, or 9.1%, from $2,978.3 million for the year ended December 31, 2017 to $3,247.9 million for the year ended December 31, 2018. This increase was primarily driven by (i) an increase in income from containerized cargo of $218.7 million, (ii) an increase in income from demurrage of $27.3 million and (iii) an increase in non-containerized freight revenues of $18.0 million.
The number of TEUs carried for the year ended December 31, 2018 increased 285 thousand, or 10.8%, from 2,629 thousand TEUs carried for the year ended December 31, 2017 to 2,914 thousand TEUs carried for the year ended December 31, 2018. The increase in TEUs carried was mainly driven by the increases in the Pacific and in Intra Asia trades. The average freight rate per TEU for the year ended December 31, 2018 decreased approximately $22, or 2.2%, from approximately $995 for the year ended December 31, 2017 to approximately $973 for the year ended December 31, 2018.
The following table shows a breakdown of our TEUs carried, average freight rate per TEU carried and freight revenues from containerized cargo (i.e., excluding other revenues, mainly related to non-containerized freight and demurrage; see also Note 25 to our audited consolidated financial statements included elsewhere in this prospectus) for each geographic trade zone for the periods presented. For a discussion of the factors that drove changes in average freight rate per TEU carried in our industry, see “— Factors affecting our income from voyages and related services.”

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
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	TEUs carried			Average freight rate per TEU carried			Freight revenues from containerized cargo
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2018	2017	% Change	2018	2017	% Change	2018	2017	% Change
	(in thousands)						(in millions)
Geographic trade zone
Pacific	1,095	881	24.3%	$1,265	$1,286	(1.6)%	$1,385.6	$1,133	22.3%
Cross-Suez	429	419	2.4%	903	1,016	(11.1)%	387.3	425.4	(8.9)%
Atlantic-Europe	523	542	(3.5)%	944	913	3.4%	493.7	494.3	(0.1)%
Intra-Asia	674	596	13.1%	524	573	(8.6)%	353.2	341.8	3.3%
Latin America	193	191	1%	1,119	1,164	(3.9)%	216.0	222.7	(3.0)%
Total	2,914	2,629	10.8%	$973	$995	(2.2)%	$2,835.8	$2,617.2	8.4%
TEUs carried in the Pacific geographic trade zone for the year ended December 31, 2018 increased 214 thousand, or 24.3%, from 881 thousand for the year ended December 31, 2017 to 1,095 thousand for the year ended December 31, 2018, primarily due to operating larger capacity vessels in 2018 compared to 2017. The average freight rate per TEU carried in the Pacific geographic trade zone for the year ended December 31, 2018 decreased $21, or 1.6%, from $1,286 for the year ended December 31, 2017 to $1,265 for the year ended December 31, 2018.
TEUs carried in the Cross-Suez geographic trade zone for the year ended December 31, 2018 increased 10 thousand, or 2.4%, from 419 thousand for the year ended December 31, 2017 to 429 thousand for the year ended December 31, 2018, primarily due to changes in the operated lines’ structure and capacity, which included a new line from East Mediterranean to the Pacific North West via Asia . The average freight rate per TEU carried in the Cross-Suez geographic trade zone for the year ended December 31, 2018 decreased $113, or 11.1%, from $1,016 for the year ended December 31, 2017 to $903 for the year ended December 31, 2018.
TEUs carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2018 decreased 19 thousand, or 3.5%, from 542 thousand for the year ended December 31, 2017 to 523 thousand for the year ended December 31, 2018, primarily due to the closing of the service between Mediterranean and West Africa. The average freight rate per TEU carried in the Atlantic-Europe geographic trade zone for the year ended December 31, 2018 increased $31, or 3.4%, from $913 for the year ended December 31, 2017 to $944 for the year ended December 31, 2018.
TEUs carried in the Intra-Asia geographic trade zone for the year ended December 31, 2018 increased 78 thousand, or 13.1%, from 596 thousand for the year ended December 31, 2017 to 674 thousand for the year ended December 31, 2018, primarily due to changes in the operated lines’ structure and capacity which mainly included activity expansion in ISC (Indian sub-continental) trade and due to the opening of a new line between Asia and South Africa. The average freight rate per TEU carried in the Intra-Asia geographic trade zone for the year ended December 31, 2018 decreased $49, or 8.6%, from $573 for the year ended December 31, 2017 to $524 for the year ended December 31, 2018.
TEUs carried in the Latin America geographic trade zone for the year ended December 31, 2018 increased 2 thousand, or 1%, from 191 thousand for the year ended December 31, 2017 to 193 thousand for the year ended December 31, 2018. The average freight rate per TEU carried in the Latin America geographic trade zone for the year ended December 31, 2018 decreased $45, or 3.9%, from $1,164 for the year ended December 31, 2017 to $1,119 for the year ended December 31, 2018.

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Composition of gross profit
	Year Ended December 31,
	2018	2017	Change	% Change
	(in millions)
Income from voyages and related services	$3,247.9	$2,978.3	$269.6	9.1%
Cost of voyages and related services:
Operating expenses and cost of services	(2,999.6)	(2,600.1)	(399.5)	(15.4)
Depreciation	(100.2)	(97.2)	(3)	(3.1)
Gross profit	$148.1	$281.0	$(133)	(47.3)%
Cost of voyages and related services
Operating expenses and cost of services
Operating expenses and cost of services for the year ended December 31, 2018 increased $399.5 million or, 15.4%, from $2,600.1 million for the year ended December 31, 2017 to $2,999.6 million for the year ended December 31, 2018. The increase was primarily driven by (i) an increase in bunker expenses of $149.8 million (38.7%) mainly due to an increase in bunker prices, (ii) an increase in slots purchase and charter hire of vessels and hire containers of $128.9 million (32.3%) mainly due to an increase in charter hire rates and expansion of cooperation with partners, (iii) an increase in expenses related to cargo handling of $94.0 million (7.3%) mainly due the increase in TEUs carried, and (iv) an increase in port expenses of $22.3 million (8.9%).
Depreciation
Depreciation for the year ended December 31, 2018 increased $3.0 million, or 3.1%, from $97.2 million for the year ended December 31, 2017 to $100.2 million for the year ended December 31, 2018.
Gross profit
Gross profit for the year ended December 31, 2018 decreased $133 million, from $281.0 million for the year ended December 31, 2017 to $148.1 million for the year ended December 31, 2018, driven by an increase in cost of voyages and related services, primarily due to an increase in bunker expenses, slot purchases and charter hire of vessels and cargo handling expenses, partially offset by an increase in income from containerized cargo.
Other operating income (expenses), net
Other operating expenses, net, for the year ended December 31, 2018 were $32.8 million compared to other operating income, net, of $1.6 million for the year ended December 31, 2017, an overall change of $34.4 million, primarily driven by an impairment of $37.9 million recorded in 2018 (related to the designation of three vessels for scrap and the corresponding classification of such vessels as held-for-sale), compared to an impairment of $2.5 million recorded in 2017.
General and administrative expenses
General and administrative expenses for the year ended December 31, 2018 decreased $3.6 million, or 2.4%, from $147.5 million for the year ended December 31, 2017 to $143.9 million for the year ended December 31, 2018, primarily due to (i) a decrease in salaries and related expenses (mainly related to actuarial liabilities) of $4.4 million (4.3%), offset by (ii) an increase in office equipment and maintenance of $1.5 million (10.2%).
Finance expenses, net
Finance expenses, net were $82.6 million for the year ended December 31, 2018, compared to $117.1 million for the year ended December 31, 2017, a decrease of $34.5 million, or 29.5%. The decrease was primarily driven by a change of $32.7 million related to the foreign currency exchange differences.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Income taxes
Income taxes for the year ended December 31, 2018 were $14.1 million compared to $14.2 million for the year ended December 31, 2017, a decrease of $0.1 million.
Liquidity and capital resources
We operate in the capital-intensive container shipping industry. Our principal sources of liquidity are cash inflows received from operating activities, generally in the form of income from voyages and related services and cash inflows received from investing activities, generally in the form of proceeds received from the sale of tangible assets. Our principal needs for liquidity are operating expenses, expenditures related to debt service and capital expenditures. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance which is dependent, to some extent, on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in “Risk factors.”
Our cash and cash equivalents were $350.3 million, $182.8 million, $186.3 million and $157.9 million as of September 30, 2020 and December 31, 2019, 2018 and 2017, respectively.
In addition, our short-term bank deposits were $55.7 million, $56.5 million, $66.2 million and $93.6 million as of September 30, 2020, December 31, 2019, 2018 and 2017, respectively, which mainly consist of pledged bank deposits, corresponding with the related short-term bank credit.
Working capital position
As of September 30, 2020, our current assets totaled $823.4 million while current liabilities totaled $975.9 million (including current maturities of financial debt and lease liabilities), resulting in a negative working capital of $152.5 million. We believe that our current cash and cash equivalents, our operating cash flows and availability under our credit and factoring facilities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this prospectus and to make the required principal and interest payments on our indebtedness.
Cash flows
The following is a summary of the cash flows by activity for the nine months ended September 30, 2020 and 2019 and the years ended December 31, 2017, 2018 and 2019:
	Nine Months Ended September 30,		Year Ended December 31,
	2020(1)	2019(1)	2019(1)	2018	2017
	(in millions)
Net cash generated from operating activities	$466.4	$281.3	$370.6	$225.0	$230.9
Net cash generated from (used in) investing activities	(13.0)	44.7	38.0	51.1	(93.5)
Net cash generated used in financing activities	(286.1)	(326.2)	(411.4)	(242.7)	(139.8)

(1)
On January 1, 2019, the Company initially applied the new accounting guidance for leases in accordance with IFRS 16. See “— Factors affecting comparability of financial position and results of operations —  Adoption of IFRS 16” and Note 2(e) to our consolidated financial statements included elsewhere in this prospectus.

Net cash generated from operating activities
Our cash flow from operating activities is generated primarily from containerized cargo transportation services, less our payments for operating expenses and costs of services, including expenses related to cargo handling, slots purchase and charter hire of vessels, agents’ salaries and commissions, fuel and lubricants, port expenses, costs of related services and general and administrative expenses. We use our cash flows generated from operating activities to provide working capital for current and future operations. Our business has

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historically been seasonal in nature. Recently, seasonality factors have not been as apparent as they have been in the past. During past periods of seasonality, our income from voyages and related services in the first and second quarters have historically declined as compared to the third and fourth quarters. As trends that affect the shipping industry have changed rapidly in recent years, it remains difficult to predict these trends and the extent to which seasonality will be a factor impacting our results of operations in the future.
For the nine months ended September 30, 2020, net cash generated from operating activities increased $185.1 million, or 65.8%, from $281.3 million for the nine months ended September 30, 2019 to $466.4 million. The increase in cash generated from operating activities was primarily as a result of (i) an increase in net income, excluding non-cash and non-operational items of $243.1 million, partially offset by (ii) a decrease related to changes in working capital of $59.1 million.
For the year ended December 31, 2019, net cash generated from operating activities increased $145.6 million, or 64.7%, from $225.0 million for the year ended December 31, 2018 to $370.6 million for the year ended December 31, 2019. The increase in cash generated from operating activities was primarily as a result of (i) an increase in net income, excluding non-cash and non-operational items of $243.2 million (including an increase of $164.6 million related to the implementation of IFRS 16, as lease payments made for lease liabilities are presented under financing activities), partially offset by (ii) a decrease related to changes in working capital of $94.3 million (including an offsetting increase of $58.1 million from our factoring facility in 2019).
For the year ended December 31, 2018, net cash generated from operating activities decreased $5.9 million, or 2.6%, from $230.9 million for the year ended December 31, 2017 to $225.0 million for the year ended December 31, 2018. The decrease in cash generated from operating activities was primarily as a result of (i) a decrease in net income, excluding non-cash and non-operational items of $128.8 million, partially offset by (ii) an increase related to changes in working capital of $118.4 million, primarily driven by changes in credit terms and postponements of payments to suppliers.
Net cash generated from (used in) investing activities
Our investing activities have primarily consisted of sale of tangible assets, capital expenditures and change in other investments. We invest a portion of our cash in various short and long-term deposits and other investments that are not treated as cash and cash equivalents. Accordingly, our investments in such deposits (or sales of such deposits) are treated as cash used for (provided by) investing activities.
For the nine months ended September 30, 2020, net cash used in investing activities was $13.0 million compared to net cash generated from investing activities of $44.7 million for the nine months ended September 30, 2019, an overall change of $57.7 million. The change was primarily driven by: (i) a decrease of $39.1 million in proceeds from sale of assets (mainly related to vessels classified as held for sale and real estate assets), (ii) a decrease of $11.2 million related to change in other investments (mainly short term deposits) and (iii) an increase of $7.4 million in acquisitions of tangible assets, intangible assets and investments.
For the year ended December 31, 2019, net cash generated from investing activities was $38.0 million compared to $51.1 million for the year ended December 31, 2018, a decrease of $13.1 million. The decrease was primarily driven by (i) a decrease of $18.9 million related to change in other investments (mainly short-term deposits), offset by (ii) a decrease of $6.4 million in acquisition of tangible assets, intangible assets and investments.
For the year ended December 31, 2018, net cash generated from investing activities was $51.1 million compared to net cash used in investing activities of $93.5 million for the year ended December 31, 2017, an overall change of $144.6 million. The change was primarily driven by (i) an increase of $97.0 million related to change in other investments (mainly short-term deposits), (ii) an increase of $40.7 million in proceeds from sale of tangible assets, intangible assets and investments and (iii) a decrease of $6.9 million in acquisition of tangible assets, intangible assets and investments.
Net cash used in financing activities
Our financing activities have primarily consisted of receipt or repayment of borrowings and interest paid.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
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For the nine months ended September 30, 2020, net cash used in financing activities was $286.1 million compared to $326.2 million for the nine months ended September 30, 2019, a decrease of $40.1 million. The decrease was primarily driven by a decrease of $38.1 million in repayment of borrowings and lease liabilities.
For the year ended December 31, 2019, net cash used in financing activities was $411.4 million compared to $242.7 million for the year ended December 31, 2018, an increase of $168.7 million. The increase was primarily driven by (i) an increase of $100.8 million in repayment of borrowings and lease liabilities (including $119.9 million of the $300.8 million repaid, related to the implementation of IFRS 16, as lease payments made for lease liabilities are presented under financing activities), (ii) a decrease of $41.5 million in receipt of long term loans and proceeds from sale and lease-back transactions and (iii) an increase of $40.4 million in interest paid (including $44.6 million of the $123.0 million repaid, related to the implementation of IFRS 16, see also above), offset by (iv) an increase of $13.7 million related to change in short term loans.
For the year ended December 31, 2018, net cash used in financing activities was $242.7 million compared to $139.8 million for the year ended December 31, 2017, an increase of $102.9 million. The increase was primarily driven by (i) an increase of $89.3 million related to change in short term loans, (ii) an increase of $65.6 million in repayment of borrowings, offset by (iii) an increase of $55.4 million in receipt of long term loans.
Debt and other financing arrangements
We are party to a number of debt instruments which require us to comply with certain financial covenants. During the fiscal years ended December 31, 2017 and December 31, 2018, due to deteriorating market conditions, we obtained certain amendments to our financial covenants. However, in June 2020, further to an early full repayment to a certain group of creditors (“Tranche A”), such amended covenants were removed and no longer apply. Set forth below is a summary of the financial covenants and limitations, as currently apply.
•
Minimum liquidity.   We are required to maintain a monthly minimum liquidity of at least $125.0 million. As of September 30, 2020, our liquidity was $353 million.

•
Other non-financial covenants and limitations such as restrictions on dividend distribution and incurrence of debt and various reporting obligations, and other negative covenants and limitations in the indentures governing our outstanding notes.

As of October 31, 2020, we are in compliance with all of our financial covenants.
In September 2020, we incorporated an unrestrictive subsidiary in accordance with the terms and conditions set forth in the Tranches C and D (Series 1 and 2 Notes) Indenture, with the objective to offer by that subsidiary to repurchase up to a total amount of $60.0 million of these notes (including related costs) from non-U.S. investors at a discount to face value. During October 2020, we completed the repurchase of Tranche C notes with an aggregate face value of $57.6 million, for total consideration (including related costs) of $46.1 million.
As detailed further in the table below, as of September 30, 2020, our total outstanding indebtedness was $1,707.6 million. As of December 31, 2019 and 2018, our total outstanding debt was $1,610.9 million and $1,456.7 million, respectively. The increase of $96.7 million during the nine month period ended September 30, 2020 was primarily driven by a net increase of $101.4 million in lease liabilities. The increase of $154.2 million during 2019 was comprised of a net increase of $243.3 million in lease liabilities (including increase of $310.4 million related to the implementation of IFRS 16), partially offset by a net decrease of $89.1 million in financial debt (primarily driven by repayments).
Total outstanding indebtedness as of September 30, 2020 consisted of $1,315.2 million in long-term debt and $392.4 million in current installments of long-term debt and short-term borrowings.
The weighted average interest rate paid per annum as of September 30, 2020 under all of our indebtedness was 10.3%.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Type of debt	Original currency	Fixed / Variable	Effective interest(2)	Year of maturity	Face value	Carrying amount
					(in millions)
Financial Debt:
Series 1 notes (4)	U.S. dollars	Fixed	7%	2023	359.8	329.9
Series 2 notes	U.S. dollars	Fixed	7.9%	2023	129.7	121.1
Tranche E loan	U.S. dollars	Fixed	8.7%	2026	73.1	51.2
Other	U.S. dollars	Fixed	9.4%(3)	2020 – 2030	58.6	58.6
Long-term liabilities	U.S. dollars	(1)	—	2020 – 2022	$5.7	$5.7
Short-term credit from banks	U.S. dollars	Fixed	2.7%	2020 – 2021	121.9	121.9
Total					$748.8	$688.4
Lease liabilities	Mainly U.S. dollars	Fixed	12.4%(3)	2020 – 2036	$958.7	$958.7
Total					$1,707.6	$1,647.1

(1)
Mainly long-term liabilities not bearing any interest.

(2)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and does not necessarily reflect the contractual interest rate.

(3)
Based on weighted average.

(4)
Subsequent to September 30, 2020, we consummated a tender offer and an ancillary private purchase at the same price determined in the tender offer, pursuant to which we repurchased $57.6 million of our outstanding Series 1 bonds for aggregate consideration of approximately $46.1 million, which is not reflected in the above table.

Series 1 and 2 notes
Our Series 1 and 2 notes are unsecured. Both Series 1 and 2 notes bear nominate interest at an annual rate of 3.0%, while the holders of Series 2 notes are entitled to additional payable in kind, or PIK, interest of 2% annually. The Series 1 notes are due on June 20, 2023 and the Series 2 notes are due on June 21, 2023. The restructuring agreement provides for a mechanism for mandatory prepayments using excess cash flows for each of the Series 1 notes and Series 2 notes. The Series 1 notes have priority in such early repayments over the Series 2 notes. The restructuring agreement also provides a mechanism for mandatory repayments in certain circumstances using proceeds from sale of assets.
Tranche E loan
The Tranche E loan is an unsecured loan that matures on July 16, 2026. The Tranche E loan bears nominate interest at an annual rate of 2%. Until June 30, 2023, 1.75% of the interest rate will accrue as PIK interest and from July 1, 2023 until the maturity date, subject to the full settlement of the Tranche A secured loans, Series 1 and Series 2 notes, all of the interest (2%) will be payable in cash.
Vessel financing leases
We are engaged in multiple lease arrangements for vessels, supporting our operating activities, including leases that provide an option to obtain ownership of the vessel at the end of the lease term. Part of such leases are accounted as lease liabilities in accordance with IFRS 16, while a few are accounted as secured borrowing.
Container financing leases
Some of our container assets are obtained using leases arrangement, including leases that provide an option to purchase the containers at the end of the lease period for an agreed amount. Our container leases generally contain representations and warranties that are in each case customary for this type of transaction.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Short-term credit
We have short-term borrowings from banks, mainly dominated in US dollars, some of which are fully secured by short-term deposits for equivalent periods.
Factoring facility
In July 2019, we entered into a revolving arrangement with Bank Hapoalim, subject to periodic renewals, for the recurring sale, meeting the criteria of “true sale”, of a portion of receivables, designated by us. In August 2020, the factoring agreement with Bank Hapoalim was further renewed for an additional period of one year, ending August 2021. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $100 million), net of the related fees. The collection of receivables previously sold enables the recurring utilization of the abovementioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).
This arrangement requires us to comply with a minimum balance of cash (as defined in the agreement) of $125 million. As of September 30, 2020, the total amount of receivables sold to Bank Hapoalim, out of the abovementioned limit, was $68.9 million.
Prior to this arrangement, the receivables secured certain rescheduled payments, as agreed in 2016 with certain of our creditors and lessors, which were originally due in December 2020. In August 2019, the Company prepaid the outstanding balance of such rescheduled payments in a total sum of $28.8 million.
Capital expenditures
During the years ended December 31, 2017, 2018, 2019 and the nine months ended September 30, 2019 and 2020, our capital expenditures were $29.5 million, $22.6 million, $16.2 million, $9.6 million and $17.0 million, respectively. Such expenditures, which do not include additions of leased assets, were mainly related to investments in our information systems. Our projected capital expenditures for the next 12 months are aimed to maintain our ongoing operational needs. We believe our current cash and cash equivalents, our operating cash flows and availability under our credit and factoring facilities will be sufficient to fund our operations for at least the next 12 months.
Contractual obligations and commitments
As of September 30, 2020, our contractual obligations were as follows:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
	(in millions)
Long-term financial debt(1)	$692.2	$30.4	$573.1	$5.1	$83.6
Lease liabilities(1)(2)	1,230.6	346.6	368.4	260.3	255.3
Other commitments(3)	107.7	50.2	35.5	20.2	1.8
Total contractual obligations	$2,030.5	$427.2	$977.0	$285.6	$340.7

(1)
Includes current maturities and interest.

(2)
Includes mainly leases of vessels, containers and facilities (accounted under IFRS 16).

(3)
Includes mainly short-term leases and service charges. For more information about our commitments, see Note 26 to our audited consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements
We do not currently have any off-balance sheet arrangements, other than the commitments for leases and services mentioned in the table above, that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Quantitative and qualitative disclosures about market risk
We are exposed to risks associated with adverse changes in exchange rates and commodity prices. Management has established risk management policies to monitor and manage such market risks, as well as credit risks.
From time to time, we execute transactions of derivatives, in order to manage market risks. We are exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the U.S. dollar. We do not enter into commodity contracts other than to meet our operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognized directly in profit or loss.
The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value. The valuation technique which we use in order to measure the fair value is the discounted cash flows technique, considering interest rates estimated by an external evaluator. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.
For a discussion of our exposure to market risk, including foreign currency risk and interest rate risk, and our periodic fair value measurements, see note 29 to our audited consolidated financial statements included in this prospectus.
Critical accounting policies and estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Notes 3 and 30 to our audited consolidated financial statements included elsewhere in this prospectus.
Revenue recognition
We consider each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the balance sheet date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental expenses related to the cargo exceed its expected related revenue, the loss is recognized immediately in profit or loss.
With respect to presentation and in accordance with IFRS 15 guidance, we recognize “Contract assets”, reflecting receivables (not eligible to be classified as a financial asset, i.e. as trade receivables) and “Contract liabilities”, reflecting obligation to provide services, both with respect to engagements with customers, not yet completed as at the respective balance sheet date. Contract assets and contract liabilities relating to the same contract are presented on a net basis in the statement of financial position. On the other hand, trade receivables and contract liabilities deriving from the same contract are presented on a gross basis in the statement of financial position.
Impairment
For each reporting period, we examine whether there have been any events or changes in circumstances, which would indicate an impairment of one or more non-monetary assets or for our cash generating unit, or CGU. For the purposes of IAS 36, we have one CGU (which we refer to as the CGU) since we operate an integrated liner network, which consists of all of our operating assets. When there are indications of an impairment, a review is made as to whether the carrying amount of the non-monetary asset or CGU exceeds

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
the recoverable amount and, if so, an impairment loss is recognized. An assessment of the impairment of goodwill is performed once a year or when signs of an impairment exist.
Under IFRS, the recoverable amount of an asset or CGU is determined based upon the higher of (i) the fair value less costs of disposal and (ii) the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including cash flows expected to be received upon the retirement of the asset from service and the eventual sale of the asset (value in use). The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time-value of money and the risk specific to the asset or CGU.
The estimates regarding future cash flows are based upon past experience with respect to the CGU, and on our best possible assessment regarding the economic conditions that will exist during the remaining useful life of the CGU. Such estimates rely on our current development plans and forecasts. As the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss may need to be recognized or a previously recognized impairment loss may need to be reversed.
Given the continuing volatility in the shipping industry, which materially affects the shipping industry and our results of operations, we conducted an impairment test of our operating assets as of December 31, 2019, 2018 and 2017 (primarily our fixed and intangible assets). As of December 31, 2019, we estimated the recoverable amount on the basis of our value-in-use, using the discounted cash flow (DCF) method.
We concluded that the recoverable amount of the CGU was higher than the carrying amount of the CGU by a considerable amount and, as a result, did not recognize an impairment for the CGU in our financial statements for each of the years ended December 31, 2019, 2018, and 2017.
Our assumptions, as of December 31, 2019, were made for the period ending on December 31, 2024 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:
•
a detailed cash flow forecast for the abovementioned period, based on our current business plan;

•
bunker price according to the future price curve of fuel;

•
freight rates: a compound annual growth rate of 0.8% over the projection period;

•
increase in aggregate TEU shipped: a compound annual growth rate of 3.1% over the projection period, which is in line with the expected trends in the trades the company is planning to focus on;

•
Charter hire costs: in line with the expected increase in aggregate TEU shipped (considering historical and projected utilization rates) and based on contractual rates in effect as at December 31, 2019, and assuming anticipated market rates for renewals of charters expiring in the projection period.

•
post tax discount rate of 8%;

•
long-term nominal growth rate of 1.5%, which is consistent with the expected industry average;

•
capital expenditures that are similar or equal to the Company’s expected depreciation; and

•
payment of tax at our corporate tax rate of 23%.

Although we believe the assumptions used to evaluate the potential impairment of our assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long bunker prices, charter rates and freight rates will remain consistent with their current levels or whether they will increase or decrease by any significant degree. For further information on recent trends relating to bunker prices, charter rates and freight rates, see “— Factors affecting our operating expenses and costs of services.”
The analysis for the impairment test is sensitive to variances in several of the assumptions used. A change of 100 bps in the following assumptions will result in the following increase (decrease) in the fair value of the recoverable amount (although will not have resulted with an impairment) as follows:

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	Increase by 100 bps	Decrease by 100 bps
	(in millions)
Discount rate	$(265)	$359
Terminal growth rate	332	(244)
Assessment of probability of contingent liabilities
From time to time, we and our investees are subject to various pending legal matters. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in creation, adjustment or reversal of a provision for such claims. For information with respect to the Company’s exposure to claims and legal matters, see Note 27 to our audited consolidated financial statements included elsewhere in this prospectus.
Leases (IFRS 16)
A lease, in accordance with IFRS 16, defined as an arrangement that conveys the right to control the use (and obtain substantially all the economic benefits from use) of an identified asset for a period of time in exchange for consideration, is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee. As from January 1, 2019, we adopted IFRS 16 and its related interpretations regarding lease arrangements using the modified retrospective approach (i.e., without restating its comparative figures). Upon initial recognition, we recognize a lease liability at the present value of the future lease payments during the lease term and concurrently recognize a right-of-use asset at the same amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or our incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, in addition to any optional period which is reasonably certain to apply, considering extension and/or termination options. Following recognition, we depreciate a right-of-use asset on a straight-line basis, as well as adjust its value to reflect any re-measurement of its corresponding lease liability or any impairment losses in accordance with IAS 36. We chose to apply the available exemptions with respect to short-term leases and leases of low-value assets, as well as the expedient with respect to the inclusion of non-lease components in the accounting of a lease. Further to the adoption of IFRS 16, fixed assets previously recognized with respect to financial leases, were reclassified as right-of-use assets on adoption date.
We also apply the requirements of IFRS 15 to determine whether an asset transfer, within a transaction of sale and lease-back, is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, we measure the right-of-use asset arising from the lease-back at the proportion of the previous carrying amount that relates to the right-of-use retained by us. Accordingly, we only recognize the amount of gain or loss that relates to the rights transferred. If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, we account the transaction as secured borrowing.
If the terms of a lease in which we are a lessee are modified, we first assess whether the revised terms reflect an increase or a decrease in the lease scope. When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, we account for the modification as a separate lease. When we do not account the modification as a separate lease, on the initial date of the lease modification, we determine the revised lease term and measure the lease liability by discounting the revised lease payments using a revised discount rate, against the right-of-use asset. For lease modifications that include a decrease in scope of the lease, as a preceding step and before remeasuring the lease liability against the right-of-use asset, we first recognize a decrease in the carrying amount of the right-of-use asset (on a pro-rata basis) and the lease liability (considering the revised leased payments and pre-modification discounting rate), in order to reflect the partial or full cancellation of the lease, with the net change recognized in profit or loss.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
INDUSTRY
Container Shipping is an Integral Part of the Global Supply Chain
Container shipping is an integral part of the global supply chain and the most cost efficient transportation method, accounting for approximately 60% of seaborne trade (in value terms) in 2019 according to IHS Markit. Approximately $14 trillion worth of goods are transported each year of which approximately 70% is transported via seaborne trade according to IHS Markit. In value per ton-kilometer, the cost of shipping was estimated to be 99% less expensive than the cost of air transit and 92% less expensive than the cost of rail transit in 2018 according to IHS Markit. Introduced internationally in the 1960s with the introduction of the twenty-foot equivalent unit (“TEU”), container shipping has grown rapidly and has become the dominant method of international transportation for a broad range of cargoes, including manufactured and consumer goods, chemicals, food and healthcare related products. Containers are modular metal boxes which come in a variety of sizes, but the standard measure of containers is a twenty-foot equivalent unit (e.g., a twenty-foot container equals one TEU and a forty-foot container equals two TEU). In addition to the standard dry van containers, which carry general cargo including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture, there are a variety of types of specialized containers, including refrigerated (“reefer”), open top, flat rack and insulated containers. These specialized containers allow the transport of goods that traditionally were not shipped in containers, such as perishable products like fresh fruits and vegetables, as well as turbines, trams, heavy-weight, hazardous and out-of-gauge cargo. At port, containers are loaded onto container ships into a specific, pre-determined position (called a “slot”) and then transported to other ports around the globe, either directly or through intermediary ports. Upon a ship’s arrival at its destination port, containers are offloaded and typically transported onwards by rail, truck or barge to their final inland destination. Maritime carriers (“Liners”) operate vessels on regular routes and fixed schedules to a series of ports, using a number of vessels on a weekly basis along each service. The cargo may be transported directly to its destination port or transshipped at the scheduled ports of call on smaller feeder ships, which carry the cargo onto its destination. Liners have been expanding their presence across the value chain to provide complete end-to-end logistics offerings to their customers. Currently, in addition to the maritime component, most carriers offer a variety of pre/on-carriage options including barge, truck and rail. Some of them also offer warehousing and freight forwarding services and other inland services.
The container shipping industry is a multi-dimensional market that includes a number of main stakeholders:
(1)   Liners:   Companies such as ZIM which are responsible for transporting goods on behalf of their customers (“shippers”).
(2)   Ship Owners:   The company or individual that owns a controlling interest in one or more vessels. Ship Owners can either be non-operating lessors or owner / operators.
a.   Container Shipping Lessors (“Lessors”): A company or individual who owns a vessel and leases capacity to third-parties such as Liners via the charter market. Lessors make a profit in two main ways: selling their ships for a price higher than that for which they purchased them and by chartering their ships to Liners at profitable rates. Lessors are located across the globe, but leading ship owning countries include Greece, China, Japan, Germany, Norway and the United States. According to Alphaliner, approximately 56% of existing container capacity as of October 2020 was owned by Lessors.
b.   Owner / Operators: Liners may own and operate their own vessels. According to Alphaliner, approximately 44% of existing container capacity as of October 2020 was owned by Liners.

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Owned Capacity
(as % of capacity in ‘000 TEU)

Source:   Alphaliner Oct 2020 Report
Note:   Arranged in order of by total capacity deployed.
(3)   Shipping Customers (“Shippers”):
a.   Freight Forwarder or Non-Vessel Operating Common Carrier (“NVOCC”):   A moderator in the international shipment of cargo freight. Freight Forwarders act on behalf of the importers and exporters and coordinate with all other stakeholders involved in an ocean freight shipment. Freight Forwarders will also organize customs clearance and other forms of documentation required for international trade. Currently, most Small-Medium Enterprises (“SMEs”) utilize Freight Forwarders to ship goods, but some Liners are looking to serve SMEs directly. NVOCCs are a form of Freight Forwarder that are ocean carriers that transport goods under their own House Bill of Lading, or equivalent documentation, without operating ocean transportation vessels.
b.   Beneficial Cargo Owners (“BCOs”):   The party that ultimately owns the product being shipped. Some utilize Freight Forwarders or NVOCCs as opposed to directly engaging with Liners. BCOs with direct relationships to Liners are limited to large groups with significant volume.
(4)   Consignee:   The company or individual that receives the cargo shipment and usually the owner of the goods.
(5)   Feeder:   A maritime operator of pre/on-carriage transportation. Feeders carry volumes to or from regional or global lines, but the feeder service is never the only maritime leg. Services that deal with only the maritime leg are called intra-regional.
Global Trade Types and Routes
Within the container shipping industry, there are three main trade types: intercontinental (“East-West”), inter-regional and intra-regional. Intercontinental trades (also known as global trades) are the main type of trade in the industry and are characterized by large volumes and large vessels. The main global trade routes typically run East-West between Asia and Europe, Asia and North America (“Transpacific”) and Europe and North America (“Transatlantic”). These three global routes make up approximately 27% of seaborne container trade by volume in 2019 and comprise a high number of alliance carriers. Inter-regional trades generally utilize medium-sized vessels and are characterized by lower trade volumes. There are four main inter-regional trade routes: Indian Subcontinent / Middle East, Latin America, Africa and Oceania. These four inter-regional routes represent approximately 20% of seaborne container trade by volume in 2019. Finally, intra-regional trades only operate within the same region, such as Intra Far-East and Intra-Europe. Intra-regional trades make up the remaining 53% of seaborne container trade by volume in 2019 and typically comprise vessels under 2k TEU. Intra-regional trades tend to run shorter distances on smaller vessels than East-West or inter-regional trades.

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	Intercontinental (East-West) Trades			Inter-regional Trades				Intra-regional Trades
	Asia-Europe	Transpacific	Transatlantic	ISC/ME Related	Latin America Related	Africa Related	Oceania Related	Intra-Far East	Intra Europe	Intra Americas
2019 Volume Carried (mm TEU)	24.0	27.7	8.1	16.3	14.8	9.6	4.4	99.5	15.9	2.0
% Share	11%	12%	4%	7%	7%	4%	2%	45%	7%	1%

Source:   Drewry. Note that the analysis excludes domestic / unallocated trade routes.
Intercontinental trades represent the largest portion of vessel capacity deployment. Asia to Europe and Transpacific trades represent 20% and 19% of fleet deployment by TEU capacity as of October 2020, respectively. ZIM’s capacity deployment is most heavily weighted towards Transpacific, Africa-related and Transatlantic trade routes versus the broader industry. Liners are generally categorized as either global scale leaders or carriers that focus on regional or select trades. ZIM is uniquely positioned as a global carrier, but one that focuses on select trades where it believes it can establish a competitive advantage versus peers. Unlike scale leaders that generally deploy significant ship capacity and operate extensive networks in most major markets, ZIM operates a more agile fleet, and can maximize profitability by focusing on covering select trades, whether in regional or global routes, but not all trades across the globe. The following diagram represents fleet deployment by TEU capacity as of October 2020 for both the industry and ZIM.
Fleet Deployment Dominated by Long-Haul Trades1
(Fleet deployment by TEU Capacity as of October 1, 2020)

Industry
20%
19%
13%
12%
12%
8%
4%
4%
4%
2%
2%
ZIM
52%
8%
8%
1%
11%
9%
11%
FE-Europe
FE-NAM
Intra-FE
ME / ISC Related
LatAm Related
Africa Related
Oceania Related
Intra-Europe
Eur-NAM
Inactive
Other

1.
Long haul trades refer to Far East to Europe and Far East to North America

Source:   Alphaliner Monthly Monitor (October 2020)
Note:   FE-Europe (Cross-Suez Med) not included under ZIM as ZIM does not deploy its own fleet capacity into this trade but does access the trade via its partnership with the 2M Alliance.
Industry Consolidation Has Fundamentally Altered and Benefitted the Sector
The container shipping industry has experienced three main waves of consolidation since the mid-1990s. The most recent wave of consolidation (from 2014 to 2019) has seen a number of larger carriers, including Hapag-Lloyd, Maersk and CMA CGM, make multiple acquisitions. As the industry continues to consolidate, the market share of the top carriers, as measured by percentage of global fleet capacity, in the industry continues to increase. According to Alphaliner, as of September 30, 2020, the top 10 carriers held 83% of the global fleet capacity. This compares to the top 10 carriers representing approximately 50% of the global fleet capacity in 2000.

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Recent M&A Accelerated Sector Consolidation
(Total container shipping capacity in m TEU, year end data)

Source:   Clarksons Research Container Intelligence Monthly (October 2020), company websites, press releases, Mergermarket
The following table lists the 12 largest global carriers by capacity as of September 30, 2020, according to Alphaliner:
Carrier	Total Capacity Deployed (in ‘000 TEU)	Market Share (as % of capacity in ‘000 TEU)	Orderbook (as % of existing Capacity)
Maersk Line / Hamburg Süd	4,110	17%	1%
MSC	3,824	16%	3%
COSCO / OOCL / CSCL	3,025	13%	4%
CMA CGM / APL / NOL	2,881	12%	14%
Hapag-Lloyd / UASC / CSAV	1,698	7%	NA
ONE (NYK / K Line / MOL)	1,567	7%	3%
Evergreen	1,276	5%	40%
HMM	710	3%	17%
Yang Ming	623	3%	24%
ZIM	321	1%	NA
Wan Hai	307	1%	15%
PIL	302	1%	NA

Source:   Alphaliner Oct 2020 Report
Sector consolidation has led to (i) more disciplined capacity management, including responsible newbuild ordering, (ii) healthier competition on services offered rather than pricing, (iii) swifter reaction by Liners to sudden changes in demand and (iv) improved profitability and stronger balance sheets. In response to the COVID-19 pandemic, Liners actively managed capacity through blank sailings and later the resumption of halted loops as the sector exhibited discipline in response to flucuations in demand. Newbuild

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ordering activities and orderbook as a percentage of global fleet are also both at historically low levels today. According to Clarksons Research, newbuild contracting by capacity is down 84% 2020 year-to-date versus the average annual activity since 2010. A low orderbook implies more balanced supply in future years to support industry fundamentals and performance. Due to the time required to build a container ship, the number of new ships that will be delivered in the next 1.5 to 2 years is already known. In addition to newbuilding, the level of slippage (i.e. delays in the delivery of vessels requested by the future owner) and the level of scrapping (i.e. demolition of ships) also impacts fleet supply. The sector therefore has a well-defined view of global shipping supply over the next few years.
Sector maturity as a result of industry consolidation has supported earnings stability and a profitable growth outlook. The following chart illustrates industry average EBIT margins since 2008. Over time, the standard deviation (or volatility) of earnings has lowered suggesting both improved industry profitability as well as increased earnings stability.
Industry Average EBIT Margin1

Source:   Alphaliner
1.
Not adjusted for IFRS 16 before IQ 2019. Average of CMA CGM (incl APL to 2Q 2016), CSCL (to 1Q2016), COSCO (from 3Q 2018), Evergreen, Hanjin (to 3Q 2016), Hapag-Lloyd (incl CSAV to 2014), HMM, Maersk, ONE (from 2Q 2018, formerly KL, MOL, NYK), WHL, YML, ZIM

Strong and Resilient Seaborne Container Demand Growth
Total global container shipping demand totaled approximately 222 million TEU in 2019 (including inland transportation) according to Drewry. Global container demand has seen steady and resilient growth equaling a 6.4% CAGR since 2000 according to Drewry, driven by multiple factors. These include economic drivers such as GDP growth and industrial production, as well as other non-economic drivers such as geopolitics, containerization, consumer preferences and population growth.
From 2000 to 2008, container traffic grew at its highest pace. Around this time, China entered the WTO, and developed countries, like the U.S. and Japan, accelerated the trend of manufacturing products overseas in countries like China, where labor was less expensive. Due to this globalization in the early 2000s, a number of investments were made in vessels and ports, and shipping companies started to introduce new services and larger vessels. Container throughput increased until 2009, when the financial crisis hit, and global container demand decreased by 8%. This was the first year in which demand declined since 1998. Following the Global Financial Crisis, demand for container shipping showed resiliency and increased every year from 2010 to 2019. During this period, containerization was a significant driver of growth, as goods that

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were once shipped via standard cargo transferred to container ships. Underlying macroeconomic growth has also required that more goods be shipped overall, further increasing demand for container ships.
According to Drewry, demand is expected to rebound from the COVID-19 crisis and achieve an approximately 5.4% CAGR from 2020 to 2024. In fact, demand growth already began to rebound by the end of Q3 2020 across the East-West trades, driven by the tapering of lockdown measures in Far East Asia, improving consumer spending and growing global e-commerce demand. The following figure shows the increase in global container shipping volumes since 2000 compared to global GDP over the same period. With the exception of a four years (2009, 2013, 2015 and 2019), growth of worldwide container transport volume has exceeded global GDP growth in every year dating back to 1998:
Seaborne Container Trade
(in m TEU)

Source:   Drewry Container Forecaster, Economist Intelligence Unit
1.
Calculated as Seaborne Container Trade CAGR / Global GDP CAGR

Container trade demand across the globe is expected to grow as the world recovers from COVID-19 as evidenced by volume growth forecasting per Drewry across key trades. (1) The Transpacific market, which is headlined by the China-US trade (~50% of volume) and experienced a 3.3% volume growth CAGR from 2016 to 2019, has showed relative resilience during the COVID-19 pandemic, declining in volume by only 0.1% in 2020, and is projected to grow at a 4.4% CAGR from 2020 to 2024. (2) The Asia — North Europe subtrade is one of the largest trade lanes by volume on the globe, where mega-vessels are typically deployed first after entering service because of the high level of trade between these regions. This subtrade, which experienced a 3.3% volume growth CAGR from 2016 to 2019, has experienced the steepest decline in volumes during the COVID-19 pandemic with a drop of 5.9% expected in 2020, but is projected to grow at a rate of 3.8% from 2020 to 2024. (3) The Asia — Mediterranean subtrade, which has historically been dominated by Chinese exports (~50% of volume) and experienced a 2.8% volume growth CAGR from 2016 to 2019 is expected to experience a 4.7% volume decline in 2020, but is projected to grow at a 3.4% CAGR from 2020 to 2024. (4) Lastly, the Transatlantic trade, in which approximately 70% of trade is focused on the US East Coast is a very mature trade that has seen steady growth in volumes (3.1% CAGR) since 2016 due to rising US-China trade tensions. While this subtrade’s volumes are expected to decline 2.5% in 2020, the expected recovery is strong, with projections for volume growth of 4.9% CAGR from 2020 to 2024.
Favorable Supply Dynamics
Vessel supply in the market is driven by several factors, which include current fleet composition, vessel orderbook, vessel deliveries, slippage/delays, scrapping and idling. Historically, the container industry has been characterized by cyclicality between overcapacity and profitability. This cyclicality is portrayed in orders contracting following major changes in freight rate. The increase in freight rate leads to Liners increasing

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capacity by placing new orders, which then leads to overcapacity and declining freight rates, resulting in fewer new orders placed. Global fleet capacity has been growing steadily in the recent past. According to Drewry, global fleet capacity in 2019 reached 23.0 million TEU, growing at an approximate 8% CAGR since 2000. Currently, the industry is witnessing an evolution in terms of supply management largely due to discipline as a result of industry consolidation. Preliminary forecasts point to a more moderated global fleet growth CAGR of approximately 2% between 2020 and 2024. Capacity is expected to continue growing, but at a much slower pace than in prior years due to the existing low orderbook and newbuilding activity coupled with expected increased demolition activity.
Global Fleet Capacity by Vessel Size
(MTEU)

Source:   Clarksons Research
(1)   Fleet composition:   Overall fleet growth is driven primarily by larger vessels (greater than 10k TEU), with the number of vessels greater than 15k TEU growing at an approximate 40% CAGR from 2015-2019. Vessels over 7.5k TEU are becoming the standard on most international trades, leading to a decline in vessels of between 3k TEU and 7.5k TEU. In 2010, 78% of global TEU capacity was comprised of vessels smaller than 7.5k TEU. Today, only 45% of global TEU capacity is comprised of vessels smaller than 7.5k TEU. Mid-sized vessels (8k-12k TEU) are the main vessel class utilized in the Transpacific trade, with a maximum of 15k TEU vessels, following the widening of Panama Canal in 2015. For the Asia — Europe trade, the main vessels deployed are larger than 15k TEU. Supply growth on inter-regional trades is fueled mainly by the cascading of ships from larger trades, subject to port infrastructure limitations around vessel sizes, and marginally by additional smaller vessels.
(2)   Orderbook:   Over the past few years, behavior towards new orders has rationalized, with orderbook-to-fleet ratios reaching their lowest levels (approximately 8%) in 20 years. Moreover, the large consolidation activity since 2010 has contributed to the orderbook decline, as it lowers the need to buy new vessels for capacity, as seen in COSCO Shipping and Maersk’s orderbook evolution. In COSCO Shipping’s case, following COSCO’s merger with China Shipping in 2016, their combined orderbook capacity declined from 552k TEU as of January 1, 2017 to 186k TEU as of January 1, 2019. Similarly, after Maersk’s 2017 acquisition of Hamburg Süd, Maersk’s orderbook capacity declined from 240k TEU as of January 1, 2018 to 43k TEU as of January 1, 2020. By merging the orderbooks of the combined companies, the new entity does not need to add additional vessels. Finally, the impact of COVID-19 has also been reflected in the orderbook, mainly in increased slippage due to uncertainty in the market, which will contribute to increased congestion in shipyards and less capacity for new orders in 2021 and 2022. Due to the time required to build a container ship, the low orderbook provides visibility into the low number of new ships that will be delivered in the next 1.5 to 2 years. In 2020, newbuilding ordering activity has fallen 84% versus the average newbuild volume capacity between 2010 and 2019.

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Orderbook-to-Fleet Development

Source:   Clarksons Research
Disciplined Newbuild Ordering Activities
(Newbuild contracting by capacity, in m TEU)

0.7
1.8
0.4
1.8
1.1
2.3
0.3
0.6
1.2
0.8
0.2
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019A
2020A

Source:   Alphaliner Monthly Monitor (October 2020)
(3)   Scrapping:   Ship scrapping refers to the decommissioning, demolishing, and disposing of vessels for their parts, which are then either re-used in a liner’s existing fleet or sold altogether. IMO 2020 and the new rules aimed at reducing emissions in the maritime sector are expected to drive increased scrapping of smaller, older and non-compliant vessels. According to Drewry, demolition activity by capacity is expected to spike by 70% in the near-term, from a 2017 to 2019 average of 236k TEU per year to a 2020 to 2024 average of 400k TEU per year. Increased retirement of less efficient and older vessels is expected to help to regulate any fleet growth in the coming years.

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Increased Demolition Activity
(Demolition activity by capacity, in ‘000 TEU)

Source:   Drewry
(4)   Idling:   A ship is defined as being idle when it has been inactive for at least 14 days, either anchored and ready to set sail in anticipation of resumption of demand, or mostly shut down with just a skeleton crew running general maintenance on its systems. The adaptability of alliances was visible in the timely management of idling capacity during the COVID-19 outbreak in 2020. During the peak of the COVID-19 pandemic, idling rate reached its highest level over a 5-year period of 8.3%. All vessel sizes were affected, including 8k – 15k TEU vessels, which are largely deployed in routes operated by alliances, and which saw larger fluctuations in an effort to manage demand requirements both during the decline and in subsequent recovery periods.
Immediate Capacity Removal to Rebalance Demand During COVID-19
(Inactive capacity by category, in m TEU)

Source:   Clarksons Research Services Database (October 2020)

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Cooperations Improve Operational Efficiency Amongst Carriers
Many Liners have entered into cooperation agreements that enable capacity sharing among partners, of which there are four main types: slot sales / purchases, slot swap / exchange agreements, vessel sharing agreements and alliances. These inter-carrier cooperations are used to optimize fleet utilization and improve operational efficiency. Different forms of cooperations provide tiered commitment and operational flexibility. Slot swap / exchange agreements require participating carriers to exchange slots on each other’s trade lanes. Slot charter agreements are agreements between carriers in which one carrier purchases a fixed amount of slots from the other, on a specific trade lane, at a fixed slot cost. Vessel sharing agreements (VSAs) require parties to contribute a specified number of vessels on a given route and allocate a fixed proportion of the available float space to the other participants. Generally, no payments are exchanged under a slot exchange, VSA or alliance structure for the regular allocation of slots to each party (except where excess slots are purchased, special cargo is involved or operational costs are shared), the agreements are strictly operational and profits and losses from cargo carriage are not shared among participants. Alliances generally provide similar benefits to other cooperation agreements, although alliances extend to a broader number of trade lanes and tend to be longer-term, institutionalized relationships between participants. These cooperation agreements, as in the case of alliances, allow carriers to offer greater service frequency and expanded geographic coverage to their customers.

Note:   Full blue circle denotes greater flexibility.
Alliances are a form of cooperation agreement that involves sharing container vessel capacity among alliance members across trades. As of September 2020, approximately 80% of global container fleet capacity was managed by members of the three major alliances (2M, OCEAN Alliance and THE Alliance). Alliances account for the majority of the capacity deployed on the two largest intercontinental trades (Asia to Europe and Transpacific). For the Asia to Europe trade, per Alphaliner as of October 2020, 35% of capacity is deployed by OCEAN Alliance, 28% by THE Alliance and 21% by 2M. For the Transpacific trade, per Alphaliner as of October 2020, 38% of capacity is deployed by OCEAN Alliance, 37% by 2M and 25% by THE Alliance.
Alliances generally serve to extend the network of transportation services provided to customers. Alliances also benefit their members by lowering the investment costs needed to provide these extended networks. Capacity sharing enables an individual liner to serve its customers more frequently and over a wider geographic area than it could if it were to rely solely on its own vessels. However, alliance partners still remain competitors, as they sell capacity in their own name and for their own benefit.

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Source:   Alphaliner Monthly Monitor (October 2020)
1.
In terms of capacity deployed as of October 2020

Evolution of Vessel Sizes
Over the past 50 years, containerships have increased twentyfold in size. Presently, the largest vessels can carry over 20k TEU, whereas in 2005, there were no vessels that carried above 10k TEU. In the current environment, vessels that can carry more than 15k TEU account for approximately 18% of the existing global fleet capacity per Alphaliner. Carriers have increasingly been using larger vessels to benefit from lower operating and voyage unit costs, such as fuel, port and canal fees, manning, repairs, insurance and ship management costs. In particular, ultra-large container vessels with a capacity of more than 18k TEU are increasingly being used in the Far East — Europe trade. These ships have the highest fuel efficiency of the various vessel classes of the global fleet.
Industry’s Evolution towards Larger Vessels
(TEU Capacity by size category, as % of total capacity)

Source:   Alphaliner Monthly Monitor (October 2020)
1.
As of January 2000

2.
As of December 2015. 10,000 – 15,199 TEU size category includes 10,000 – 13,299 TEU and 13,300 – 17,999 size categories given different size categorization compared to other years

However, due to their size and limitations of port and land side operations, the port access for large container vessels with a capacity of more than 15k TEU is limited to specific deep water ports in Asia, Europe and North America. Such ports require special cranes to accommodate these larger vessels, so they cannot operate in ports without this infrastructure in place. The shift to larger vessels has been particularly prominent in the Asia to Europe and Transpacific trades, where transport volume and competitive pressures have been intense. Mid-size vessels up to 12k TEU offer greater flexibility to switch between mainlane and regional routes.

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Mid-size vessels up to 12k TEU also present higher charter market flexibility and agility to redeploy across different routes. This adaptability has been a crucial facet of the COVID-19 response for Liners with an outsized share of mid-sized vessels, and is of significant benefit in times of volatile or uncertain market dynamics. Unlike larger vessels, mid-sized vessels can be redeployed across trades rapidly to meet shifting demand, yielding increased profitability. Furthermore, agility allows smaller vessels to offer a competitive advantage in terms of customer focus and tailored services to the needs of the end client. Smaller TEU vessels can be a timely and fitting solution if they take a niche route that delivers the required volume of cargo to alternative, smaller ports.
Chartering Environment Enables Flexibility
Most container carriers lease or charter some proportion of their total fleet from third parties. Whereas outright ownership of vessels allows for greater cost stability, short-term charters provide a greater degree of flexibility and agility by allowing carriers to shift capacity in response to fluctuations in demand by redelivery to Ship Owners. There are several considerations that underpin the decision to purchase or charter a vessel, including potential purchase price, availability of financing, expected cargo volumes along a specific line, existence of a deep/liquid chartering market and risk management. The following chart displays the top 10 container shipping lessors by capacity as of October 2020.
Top 10 Container Shipping Lessors
(Capacity in ‘000 TEU, as of Oct 2020)

Source:   Clarksons Research Services
According to Alphaliner, approximately 56% of current global capacity is provided by container shipping lessors, whose contribution to global vessel supply has remained stable over time. Container shipping lessors are also highly consolidated, with the top 10 lessors as shown above accounting for approximately 44% of market share by capacity as of 2020. The fleet size contribution of lessors is highly similar to the overall industry fleet, except for vessels with capacities greater than 15k TEU, which are present in higher proportions in the industry fleet than in the lessors’ fleet.

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Lessor’s Fleet Reflects Global Fleet Size Distribution
(% of capacity by size category, as of Oct 2020)

Source:   Alphaliner
1.
Chartered fleet counts only vessels chartered out by non-operating owners to operators. Excludes 87 vessels for 181,954 TEU which are owned by owner-operators but are chartered out to another operator, either for operational reasons (vessel exchange within alliances/partnerships) or are surplus to their owners’ requirements.

2.
Includes owned and chartered fleet.

3.
Vessels of 13,300 to 15,199 TEU with beams of 49,00 to 51.25m (revised neo-Panamax gauge) are counted in the revised 12,500-15,199 TEU segment from June 1, 2018.

Most charters involve a fixed rental period, wherein the owner provides the insurance and maintenance of the ship as well as its crew. As a result, the fixed and the majority of the operating costs of the ship are included in the charter rate. In such an agreement, the carrier is responsible for most voyage costs, such as port fees, canal charges, and bunker fuel. However, carriers can instead choose to pursue a bareboat charter, which requires the ship owner to provide only the ship, while the carrier is responsible for all operating and voyage costs (e.g. insurance, maintenance, bunker fuel, the crew, etc.). Improving stability of charter rates in recent years has allowed for greater predictability and better budgeting of charter arrangements. The variability in average charter rates (as measured by the coefficient of variation) shifted from 34.8% from 2008 to 2012 to just 12.0% from 2013 to the present.
Containership Timecharter Rate Index
(Oct 2000 – Oct 2020 Index and Coefficient of Variation1%)

Source:   Clarksons Research Services database as of October 2020.
1.
Coefficient of variation = Standard Deviation / Mean, the higher the coefficient, the higher the level of dispersion around the mean

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Improving Rate Environment
Within the container shipping industry, a freight rate is a price at which certain cargo is delivered from one point to another. Freight rates consist of elements such as the base rate, surcharges, rate increases and rebates, and are influenced by the type of contract that is agreed upon. If the contract is a spot contract, the base rate is only valid for up to one month, but if the contract is not spot, the base rate is valid for up to one year. There are numerous surcharges that can be added onto the base rate, including ocean-carriage related surcharges, terminal and documentation related surcharges and shipment specific surcharges. In addition to surcharges, both spot and contract rates are subject to general rate increases which are usually spurred by supply and demand chain dynamics. Finally, rebates may be negotiated, normally based on volumes, that will lower the overall freight rate.
In general, freight rates are mainly affected by the supply / demand equilibrium, bunker prices, liner behaviors and seasonality. As the growth of demand outpaces the growth of supply, a strong freight rate environment is realized. Bunker prices are strongly correlated to the price of oil, and low bunker costs support increased profitability for lines. Rates tend to be seasonal, with rates increasing around peak-demand seasons such as holidays and major spending times including Christmas, Chinese New Year and Black Friday.
The below chart highlights the China Containerized Freight Index since 2008, which normally is highly correlated to freight rates (from Q2 2014 – Q2 2020, ZIM’s freight rate correlated to the CCFI at 93%):
China Containerized Freight Index
(Oct 2008 – Oct 2020 CCFI)

Source:   Clarksons Research Services
1.
Coefficient of variation = Standard Deviation / Mean, the higher the coefficient, the higher the level of dispersion around the mean

Each of ZIM’s key trade routes has its own market dynamics:
(1)   Transpacific:   The Transpacific market was heavily effected by COVID-19 with a significant drop in demand during the first half of 2020, which resulted in Liners withdrawing capacity. In the summer of 2020, the market was flooded by overdemand, leading Liners to resume halted loops and implement several general rate increases.
(2)   Transatlantic:   The Transatlantic market has been relatively stable and profitable, and is operated by a smaller number of large vessel-sharing-agreements within alliances. There have not been any major

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supply variations, as large new vessels are usually deployed on Transpacific or Asia — Europe routes. However, the decline in demand was significant due to COVID-19, and recovery has been slower than the Transpacific trade route.
(3)   Cross Suez (Med):   The Cross Suez market, which is a subtrade of Asia — Europe intercontinental trade, has been characterized by oversupply, as vessels tend to be cascaded from the Asia — North Europe routes to the Mediterranean. Over the course of 2020, demand and rates have been negatively impacted due to the COVID-19 pandemic. During this period, Liners managed capacity to match the drop in demand, and rates have rebounded in the late summer.
(4)   Intra-Far East:   The Intra-Far East has shown low variances in rates across the main, Shanghai — Singapore route. Larger variances in rates have been observed in subtrade lanes within the Far East, especially through Indonesia and Korea. In the second and third quarters of 2020, there was a slight decrease in freight rate due to COVID-19, but as regional and mainlane carriers have revamped and added services, there has been a slow recovery to normalized rates.
Digitalization Re-Shaping the Container Shipping Industry
Over the past several years, Liners have made significant advancements in digitalization to improve customer service, create additional operational efficiencies and generate revenue upside potential through revenue management platforms. The following diagram gives a high-level overview of areas of digitalization across the container shipping sector today. Most Liners are investing in various aspects of the digital transformation taking place in the sector as they recognize the significant value-add that advancements in technology can add to service quality and results.
E-platforms, such as myZIM, provide high-quality customer service by enabling customers to track and trace their shipments, receive proactive notifications on the status of their shipments and access to all of their relevant documents under one platform. E-platforms are a potential channel to link Liners directly to SMEs that are often served by Freight Forwarders today. This could provide Liners with the unique opportunity to compete directly with Freight Forwarders, thereby capturing additional margin and improving profitability.
Complementary tools like eZQuote can also enable direct booking by customers. Such direct booking tools can help to reduce container “no-show” at the dock, thereby reducing lost revenue and, per Hamburg Süd, generating potentially $5 billion in potential savings for the top 10 carriers alone.
In addition, advanced analytics software offers Liners the capability for dynamic pricing, yielding early adopters a potential 3-5% increase in profitability according to BCG’s publication, “Digital imperative in container shipping.” The Internet of Things (IoT), meanwhile, is improving real-time traceability and monitoring of cargo to protect against loss and ensure that sensitive items, like those transported in reefer containers (in ZIM’s case, with the aid of ZIMonitor), reach their destinations undamaged.

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Particularly new and disruptive technologies, such as the blockchain and artificial intelligence, can be used to reduce risk and cost by automating and simplifying a growing set of tasks. The blockchain allows for e-bills of lading, which has already been successfully implemented at ZIM through its partnership with WAVE, yielding significant operational efficiencies due to traceability and ease of document exchange. AI, on the other hand, can be used in a wide array of applications, from e-customer service centers to dynamic capacity reallocation.
Maturity of the Shipping Sector Mitigates COVID-19 Impact
The rapid spread of COVID-19 has had a major impact on global shipping markets and has disrupted the industry significantly. By February 2020, and through March and April, the container shipping sector started to realize meaningful declines in demand as economic activity shut down all across the world. By April however, the industry began to recover, as demand across a number of sectors picked up and the shipping sector was deemed an essential service by governments across the globe. In such uncertain times, the ability of container shipping companies to continue to transport food, energy and medical supplies across the world has played a critical role in fighting the pandemic. Agile shipping companies, such as ZIM, have been able to fare best during this time, as they have adapted to the changing environment and built effective response strategies and plans.
In response to the COVID-19 global pandemic, Liners have actively managed capacity to attempt to maintain supply-demand balance. The sector’s positioning has vastly improved over the past decade, which can be seen from the supply metrics in response to COVID-19 versus the Global Financial Crisis. During the Global Financial Crisis, the top 5 market share in terms of capacity represented 46% and the orderbook as a percentage of fleet was approximately 50%, according to Alphaliner. Today, the top 5 market share represents 65% and the orderbook as a percentage of fleet is approximately 8%, suggesting significantly more discipline across Carriers. Capacity management has also been seen in the form of blank sailings, service closures and loop mergers. At its peak, approximately 12% of the global fleet was idled, a rate even higher than 2016, when Liners decreased supply due to a low rate environment. Idle rates were higher for larger vessels (8k – 15k) during this time period, but they were also the first ones to redeploy when the market rebounded. In addition to general idling, restrictions related to COVID-19 lead to delays in scrubber retrofits, which further increased idle capacity.
However, demand has since recovered significantly, with demand rates rebounding in September 2020. This increase in demand has been driven by several factors, the first of which has been characterized as a catch-up effect — industries that were left at a standstill due to COVID-19 lockdown measures are increasing activity relative to pre-COVID levels to make up for lost time as countries take measures to reopen. This, in turn, has increased shipping volumes. Additionally, the air freight market has been impacted particularly adversely, with global air cargo capacity down as much as 20% versus pre-COVID-19 levels according to Accenture. As a result, many companies have turned to the shipping industry to make up for the lost capacity in the transportation sector. Looking ahead, it is expected that demand and resulting shipping volumes will recover most rapidly in industries such as essential medical technology and e-commerce, both of which have experienced increased demand as a result of the pandemic and present significant opportunities for Liners. On the other hand, the path toward recovery is much longer for the retail dining, automotive, and oil and gas industries, presenting issues for Shippers who cater primarily towards those end markets.

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Resilient CCFI1 Development During COVID-19
(Weekly, Jan – Dec 2019 and 2020)

1,100
1,000
900
800
700
600
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2020 Inactive Capacity (m TEU) (RHS)[2]
2019 CCFI (LHS)
2020 CCFI (LHS)

Source:   Clarksons Research Services
1.
China Containerized Freight Index

2.
Includes idle, laid up and scrubber retrofit vessels

In addition to increased idle capacity during the early periods of the COVID-19 pandemic, bunker rates sharply decreased from January 2020, bottoming out at approximately $200 per ton in April 2020. This decrease in bunker prices came at a time when most thought there would be trouble finding enough compliant low-sulfur fuel for the industry. Early in 2020, the IMO introduced a new regulation that ships must burn fuel with a sulfur content of lower than 0.5% (down from a cap of 3.5%). As demand across the container shipping industry decreased due to COVID-19, the worries of finding compliant low-sulfur fuels were minimized.

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Source:   Clarksons Research Services
Increasing Environmental Standards
Stricter environmental rules are driving emissions-conscious operations across the industry. The IMO introduced rules aimed at reducing emissions in the maritime sector in 2019. The first of these rules went into effect on January 1st, 2020 and reduced the limit placed on the mass-by-mass sulphur content of ocean vessel fuel from 3.5% to 0.5%. Pursuant to this goal, the majority of the global container shipping fleet now burns compliant fuels (i.e. Low Sulphur Content Fuel Oil, or LSFO). However, LSFO is sold at a premium versus noncompliant fuels, so following the adoption of IMO 2020, Liners are now able to pass on the cost premium of compliant fuel to customers in the form of surcharges to the freight rate, further protecting Liners’ future profitability.
In addition to this 2020 mandate, the IMO set short-term, mid-term, and long-term goals for cutting greenhouse gas emissions. These rules state that by 2023, Liners are required to finalize short-term measures to reduce CO2 emissions, such that CO2 emissions will have been reduced by 40% on average versus 2008 levels by 2030, and CO2 emission will have been reduced by 50% versus 2008 levels by 2050. Amongst the top 10 Liners in the container shipping industry, ZIM is a leader in compliance with the IMO 2020 mandate. Whereas many competitors have merely fitted a large portion of their vessels with scrubbers to reduce sulphur emissions rather than converting to use of LSFO, nearly 100% of ZIM’s fleet uses LSFO. ZIM’s fleet is fully compliant with the IMO 2020 regulations.

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Source:   Alphaliner Monthly Monitor (October 2020)
1.
Top 10 liners by total existing capacity

Following the adoption of IM0 2020, Liners introduced fuel surcharges to the freight rate with an aim to cover the premium of compliant fuels over HSFO. This led to the ability to pass on bunker costs to customers, shielding Liners from commodity risks. The below chart highlights the fuel price and freight rate correlation from 2010 to 2020:
Fuel Price and Freight Rate Correlation
(Oct 2010 – Oct 2020)

Source:   Public research

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BUSINESS
Our company
We are a global, asset-light container liner shipping company with leadership positions in niche markets where we believe we have distinct competitive advantages that allow us to maximize our market position and profitability. Founded in Israel in 1945, we are one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.
Our main focus is to provide best-in-class service for our customers while maximizing our profitability. We have positioned ourselves to achieve industry-leading margins and profitability through our focused strategy, commercial excellence and enhanced digital tools. As part of our “Innovative Shipping” vision, we rely on careful analysis of data, including business and artificial intelligence, to better understand the needs of our customers and digitize our products accordingly, without compromising our personal touch. We operate and innovate as a truly customer-centric company, constantly striving to provide a best-in-class product offering. Our asset-light model, which differentiates us relative to our competition, enables us to benefit from a flexible cost structure and operational efficiency. This, in turn, increases profitability and allows us to better serve our customers. As of September 30, 2020, we operated a fleet of 70 vessels and chartered-in 98.5% of our TEU capacity and 98.6% of the vessels in our fleet. For comparison, according to Alphaliner, our competitors chartered-in on average approximately 56% of their fleets.
We operate across five geographic trade zones that provide us with a global footprint. These trade zones include (for the nine months ended September 30, 2020): (1) Transpacific (39% of carried TEUs), (2) Atlantic (22%), (3) Cross Suez (12%), (4) Intra-Asia (21%) and (5) Latin America (6%). Within these trade zones, we strive to increase and sustain profitability by selectively competing in niche trade lanes where we believe that the market is underserved and that we have a competitive advantage versus our peers. These include both trade lanes where we have an in-depth knowledge, long-established presence and outsized market position as well as new trade lanes into which we are often driven by demand from our customers as they are not serviced in-full by our competitors. Several examples of niche trade lanes within our geographic trade zones include: (1) US East Coast & Gulf to Mediterranean lane (Atlantic trade zone where we maintain a 14% market share, (2) East Mediterranean & Black Sea to Far East lane (Cross Suez trade zone), 11% market share and (3) Far East to US East Coast (Pacific trade zone), 10% market share, in each case according to the Port Import/Export Reporting Service (PIERS) and Container Trade Statistics (CTS). In response to the growing trend in eCommerce, we recently launched a new, premium high speed service called ZIM eCommerce Xpress (ZEX), which moves freight from China to Los Angeles, and the ZIM China Australia Express (CAX), which moves freight from China to Australia. These solutions for time-sensitive cargo, which provide a compelling alternative to air freight, illustrate our agility and ability to quickly and efficiently execute in new niche lanes where we can offer a unique product and become the carrier of choice for our customers.

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As of September 30, 2020, we operated a global network of 66 weekly lines, calling at 310 ports in more than 80 countries. Our complex and sophisticated network of lines allows us to be agile as we identify markets in which to compete. Within our global network we offer value-added and tailored services, including operating several logistics subsidiaries to provide complimentary services to our customers. These subsidiaries, which we operate in China, Vietnam, Canada, Brazil, India and Singapore, are asset-light and provide services such as land transportation, custom brokerage, LCL, project cargo and air freight services. Out of ZIM’s total volume in the nine months ended September 30, 2020, approximately 26% of our TEUs carried utilized additional elements of land transportation.
As of September 30, 2020, we chartered-in nearly all of our capacity; in addition, 78.3% of our chartered-in vessels are under leases having a remaining charter duration of one year or less (or 71.2% in terms of TEU capacity). Our short-term charter arrangements allow us to adjust our capacity quickly in anticipation of, or in response to, changing market conditions, including as we continue to adjust our operations in response to the ongoing COVID-19 pandemic. Our fleet, both in terms of the size of our vessels and our short-term charters, enables us to optimize vessel deployment to match the needs of both mainlane and regional routes and to ensure high utilization of our vessels and specific trade advantages. The majority of our vessels are from a large and liquid pool of large mid-sized vessels (3,000 to 10,000 TEUs) that are typically available for us to charter. We are currently exploring long-term lease arrangements in respect of vessels planned to be deployed in the Transpacific trade, which would replace some vessels currently under short-term charters. The capacity of such new vessels could reach 15,000 TEUs, which would increase our ability to service such routes. In addition, we operate a modern and specialized container fleet, which acts as an additional value-added service offering, attracting higher yields than standard cargos.
Our network is significantly enhanced by cooperation agreements with other leading container liner companies and alliances, allowing us to maintain a high degree of agility while optimizing fleet utilization by sharing capacity, expanding our service offering and benefiting from cost savings. Such cooperation agreements include vessel sharing agreements (VSAs), slot purchase and swaps. Our strategic operational collaboration with the 2M Alliance, comprised of the two largest global carriers (Maersk and MSC), which was announced in July 2018, launched in September 2018 and further expanded in March 2019 and August 2019, allows us to provide faster and more efficient service in some of our most critical trade lanes, including Asia — US East Coast, Asia — Pacific Northwest, Asia — Mediterranean and Asia — US Gulf Coast. Our cooperation with the 2M Alliance today covers four trade lanes, 11 services and approximately 21,400 weekly TEUs. In addition to our collaboration with the 2M Alliance, we also maintain a number of partnerships with various global and regional liners in different trades. For example, in the Intra-Asia trade, we partner with both global and regional liners in order to extend our services in the region.
We have a highly diverse and global customer base with approximately 26,800 customers (which considers each of our customer entities separately, even if it is a subsidiary or branch of another customer) using our services. In 2019, our 10 largest customers represented approximately 15% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues. One of the key principles of our business is our customer-centric approach and we strive to offer value-added services designed to attract and retain customers. Our strong reputation, high-quality service offering and schedule reliability has generated a loyal customer base, with 75% of our top 20 customers in 2019 having a relationship with the Company lasting longer than 10 years.
We have focused on improvements in our digital capabilities to enhance both commercial and operational excellence. We use our technology and innovation to power new services, improve our best-in-class customer experience and enhance our productivity and portfolio management. Several recent examples include: (i) entering into a strategic cooperation with Alibaba, via Alibaba.com, to enhance logistics services to its customers and service providers. Our innovative collaboration helps Alibaba offer its customers a more affordable transit alternative relative to air freight with a seamless and easy-to-use interface; (ii) eZQuote, a digital tool that allows customers the ability to receive instant quotes with a fixed price and guaranteed terms; (iii) Draft B/L, an online tool that allows export users to view, edit and approve their bill of lading online without speaking with a representative; and (iv) ZIMGuard, an artificial intelligence-based internal tool designed to detect possible misdeclarations of dangerous cargo in real-time.
Achieving industry leading profitability margins through both effective cost management initiatives as well as top-line improvement strategies is one of the primary focuses of our business. Over the past three years

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we have taken initiatives to reduce and avoid costs across our operating activities through various cost-control measures and equipment cost reduction (including, but not limited to, equipment interchanges such as swapping containers in surplus locations, street turns to reduce trucking of empty containers and domestic repositioning from inland ports). Our digital investment in our information technology systems has allowed us to develop a highly sophisticated allocation management tool that gives us the ability to manage our vessel and cargo mix to prioritize higher yielding bookings. The capacity management tool as well as our agility in terms of vessel deployment enable us to focus on the most profitable routes with our customers. The net impact has been demonstrated through our industry-leading Adjusted EBIT margins for the last 23 consecutive quarters.
In addition to effective cost management, we would not have been able to achieve our financial results without our unique organizational culture. We have implemented a new vision and values, “Z-Factor,” which is fully aligned with and supports our strategy and long-term goals. Our vision of “Innovative shipping dedicated to you!” has driven our focus on innovation and digitalization and has led us to become a truly customer-centric company. Our can-do approach and results-driven attitude support our passion for commercial excellence and drives our focus on optimizing our cargo and customer mix. Our organizational culture enables us to operate at the highest level, while also treating our oceans and communities with care and responsibility.
We are headquartered in Haifa, Israel. As of September 30, 2020, we had approximately 3,782 full-time employees worldwide. In 2019 and for the nine-month period ended September 30, 2020, we carried 2.82 million and 2.04 million TEUs, respectively, for our customers worldwide. During the same periods, our revenues were $3,300 million and $2,631 million, our net income (loss) was $(13) million and $158 million and our Adjusted EBITDA was $386 million and $504 million, respectively.
Our key strengths
We believe that we possess a number of key strengths that support our competitive position.
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Leading presence in markets where we can maximize profitability.   We focus on attractive global and niche markets where we can develop sustainable competitive advantages and drive long-term profitability. We consistently re-evaluate our focus on expanding our presence or entering new trades. For example, in the Atlantic trade we maintain a significant presence in the US East Coast & Gulf to Mediterranean trade with a TEU market share of 14% as of September 30, 2020. In addition, we have a market share of 11% on the East Mediterranean & Black Sea to Far East trade (Cross Suez) and 10% on the Far East to US East Coast trade (Pacific). The flexibility of our partnership arrangements as well as the agility of our fleet create a competitive advantage that enables us to better serve our existing customers by identifying and expanding into new strategic trades that are underserved. An example of this were our two recently launched high speed services, ZEX and CAX, which developed solutions for our customers to meet the growing needs of eCommerce related time-sensitive cargo.

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Asset-light business model and flexible cost structure.   We actively manage our asset mix. As of September 30, 2020, we owned one vessel, or 1.4% of our fleet, and chartered-in 69 vessels, or 98.6% of our fleet. By contrast, on average, our competitors owned 44% of their fleet and chartered-in the remaining 56%. We believe that our high proportion of chartered-in vessels allows us to maintain a sizeable fleet while limiting our capital investment requirements, improving our cash conversion and maximizing our flexibility. Further, as of September 30, 2020, 78.3% of our chartered-in vessels are under short-term leases with a remaining charter duration of less than one year. By chartering-in a significant portion of our fleet under short-term leases, we are able to adjust our fleet capacity mix to react to changing market conditions in the trades in which we operate. Moreover, the capacities of our operated vessels range from less than 1,000 TEUs to 12,000 TEUs, allowing us to service geographic trades with varying capacity requirements. For example, our smaller vessels service our Intra-Asia routes whereas our larger vessels service our Asia-USEC routes. We believe that our operated vessels are most suitable to the niche markets where we are focusing our strategic efforts. These vessels, which are more readily available in the charter market, offer the most optionality as they can serve a larger proportion of the world’s ports compared to mega vessels (greater than 15,000 TEUs) that exclusively cover mainlane trades. As of September 30, 2020, large mid-sized vessels (3,000 to 10,000 TEUs) comprised 57% of our fleet (or 64% in terms of TEU capacity). We are

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currently exploring long-term lease arrangements in respect of vessels planned to be deployed in the Transpacific trade, which would replace some vessels currently under short-term charters. The capacity of such new vessels could reach 15,000 TEUs, which would increase our ability to service such routes.
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Enhanced geographic coverage and service offerings through partnerships including strategic cooperation agreement with the 2M Alliance.   In 2018, we entered into a strategic cooperation agreement with the 2M Alliance to improve coverage and cost efficiencies in select strategic trades. The 2M Alliance members, Maersk and MSC, control 33% of the global fleet by TEU capacity as of September 30, 2020 and our arrangement with the 2M Alliance provides for comprehensive vessel sharing and port coverage. Our coverage with the 2M Alliance includes four trade routes and eleven services: (1) Asia — USEC (five services), (2) Asia — Pacific Northwest (two services), (3) Asia — Mediterranean (two services) and (4) Asia — U.S. Gulf (two services). Our cooperation agreement with the 2M Alliance allows us to “partner-to-play” at scale with greater stability in our trade routes that originate out of Asia by providing more competitive slot costs, new ports of call and superior transit times. In addition to the 2M Alliance, we partner with most of the top global carriers as well as regional carriers in local lanes through cooperation agreements and strive to select the best partner for each of the trades in which we operate. These cooperation agreements allow us to continue to operate with flexibility while enhancing our coverage, provide more frequent and efficient services within our select trades and help us respond to changes in industry and market dynamics more expeditiously than our competitors.

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Commercial and operational excellence powered by our digital tools and innovation.   We have implemented numerous digital tools and smart systems to support our customer-centric approach and to maximize our profitability. We have invested heavily in technology platforms, incorporating direct feedback from our customers through our “Powered by our customers” approach, to help make doing business with ZIM easier. The following platforms and services are the product of our efforts and investment over the past three years: (i) with more than 400,000 unique visitors per month, our new company website is responsively designed for any device, supporting multiple languages, dynamic service maps, local news and updates and a new live chat feature; (ii) launched in January 2019, myZIM Customer Personal Area provides our customers with a more efficient and convenient way to manage all their shipments under one digital platform; (iii) online access to all customers’ documentation, including booking confirmation, bill of ladings, delivery orders, freight invoices, arrival notices, etc.; (iv) print B/L, a feature that allows our customers to independently print their original bill of lading at their location; (v) online technical chat support; (vi) draft B/L, which enables export users to view, edit and approve their bill of landing draft online without the need to call a representative; (vii) eZIM, the fastest and easiest way to directly submit eBooking and eShipping Instructions, as well as eZQuote, which adds the ability for all customers to receive instant quotes with a fixed price and guaranteed terms, and (viii) ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. In addition to our front-end customer-focused digital platforms, we have invested in internal tools to improve revenue management and profitability. Our internal tools include: (i) “Lead-to-Agreement”, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; (ii) “Commercial Excellence”, an advanced cloud-based analytical tool that assists our geographic trade zones and sales force in focusing on more profitable customers in specific trades; (iii) “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; (iv) “ZIMPulse”, a comprehensive set of on-line KPIs, broken down by geographic trade zone and country, with “push” notifications for anomalies in data; (v) “ZIMGuard,” an artificial intelligence- based system designed to detect possible misdeclarations of dangerous cargo in real time, increasing supply chain safety; and (vi) “Logistics Fraud Detection”, machine learning-based analysis that identifies anomalies in logistics container movement and assists with fraud prevention.

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Customer-centric service offering supporting a diverse and loyal global customer base.   As of September 30, 2020, we had approximately 26,800 customers (which considers each of our customer

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entities separately, even if it is a subsidiary or branch of another customer) from 84 countries. Our customers include blue chip beneficial cargo owners such as Target,Walmart and Electrolux as well as freight forwarders such as Kuehne + Nagel, DB Schenker, DHL and DSV Ocean Transport. For the 12 months ended on September 30, 2020, 35% of our volume was carried on behalf of beneficial cargo owners and 65% of our volume was carried on behalf of freight forwarders. In 2019, our 10 largest customers represented approximately 15% of our freight revenues and our 50 largest customers represented approximately 32% of our freight revenues, with no single customer representing more than 5% of our revenues. Although the container liner industry generally has low costs related to switching carriers, we have high retention rates among our largest customers. 75% of our top 20 customers in 2019 have been doing business with us for more than 10 years. Our enhanced focus on customer-centric services has driven improvement and stability in customer satisfaction over the past several years. We believe we are well-positioned to attract new customers by being the leading carrier of choice in the trades in which we operate, through our reliable and competitive services, via our broad range of premium shipping solutions, our best-in-class technology and our highly trained and experienced sales force and customer service representatives.
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Strong performance culture and experienced management team with deep industry knowledge.   As a pioneer in providing seaborne transportation and logistics solutions since 1945, we have developed a strong company culture for performance, where individual and collective behavior supports the execution of our strategies, led by a management team with vast business experience and deep industry knowledge and with the full support and guidance of an extremely experienced Board of Directors. In 2019, we launched a new Vision and Values within our organization, which defined our values as: (1) can-do approach, (2) results-driven, (3) agility, (4) togetherness and (5) sustainability, while our Vision is defined as “Innovative shipping dedicated to you!”. The refreshed new Vision and Values were fully implemented across the organization and we believe have been instrumental in helping improve the spirit of the organization and support our financial results. Relative to our global liner peers, we have improved to the #1 ranking in terms of employee satisfaction according to Glassdoor. On average, our senior managers have been with us for approximately 12 years and have an average of 16 years of experience in a variety of roles within the shipping industry. In addition, our Board of Directors is comprised of seasoned business managers with diverse backgrounds and includes a number of highly experienced shipping veterans with multi-decade experience across all segments of the sector, including operations, ownership, management and ship finance. We believe that our team’s experience, deep industry knowledge and strong relationships with container liner industry participants, including freight forwarders, financing providers, customers, rail and truck transportation providers, vessel owners and shipbuilders, will continue to position us to execute our growth strategies. Our senior management team has a proven ability to lead complex processes and achieve desired results. This is demonstrated through our ability to achieve industry-leading Adjusted EBIT margins for the last 23 consecutive quarters.

Our strategies
Our primary objective is to use our strengths to profitably grow our business and maximize value to our shareholders. The key elements of our strategy are:
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Further develop our industry-leading technologies to drive profitability.   We continue to focus on developing industry-leading and best-in-class technologies to support our customers, improve our operations and maximize our profitability. We are focused on developing the best end-to-end digital experience for our customers while maintaining our personal touch. Digital services such as (i) ZIMonitor, which is an advanced tracking device that provides 24/7 online alerts to support high value cargo, (ii) eZIM, our easy-to-use online booking platform and (iii) eZ Quote, our online instant quoting service, all enable us to attract and retain high quality customers. Further, our continued investment in our back-end revenue management tools enables us to proactively manage our cargo and vessels to focus on the highest yielding bookings with our customers. For example, the “Dynamic Pricing” tool that we are developing will assist us in improving our profitability margins through use of an analytical engine to identify the optimal pricing for spot transactions. We believe that the core pillar of our growth and profitability strategy is our recent and continued investment in industry-leading and differentiated technologies.

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Strategically expand our presence in existing geographic trades and enter new targeted, profitable trades.    Our strategy is to be a leading carrier of choice in each of the geographic trades in which we operate and markets we serve. We focus on trades that we believe are underserved and where we can introduce competitive and comprehensive product offerings to drive our profitability. We will continue to look for opportunities to launch new growth engines such as the ZIM eCommerce Xpress (“ZEX”) line and the ZIM China Australia Express (“CAX”) in response to growing eCommerce trends. Our CAX service is an additional agile response to meeting market demand, connecting Australia with its largest trading partner whilst offering a competitive transit time. As a further example, in response to Vietnam’s rise as the fastest growing export country in Asia, we have recently extended our services connecting Vietnam to the Intra-Asia trade and for feeding into the Transpacific market. We now offer coverage to Vietnam ports across nine Intra-Asia lines and one direct Transpacific route.

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Leverage our strategic cooperation agreements, including with the 2M Alliance, to drive further growth in strategic trades.   Our flexibility to partner with many of the top global carriers on global trades and with select regional carriers on local trades provides us with the ability to choose the best partner for each of our trades. These partnerships are a core principle of our growth strategy. Our long-term strategic cooperation with the 2M Alliance is focused on improving coverage and cost efficiencies across several of our most critical trade lanes that originate out of Asia into the United States and Mediterranean. This partnership allows us to compete at scale with the larger global liners in these markets. Our cooperation agreements include joint growth mechanisms such as upsizing vessel size, launching additional lanes in a given trade and deploying and sharing additional ad-hoc sailings to meet peak demand. Cooperation agreements drive more cost-efficient volume growth and coverage with reduced risk either by rationalizing slots or upsizing vessels jointly.

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Continue relentless focus on cost management initiatives.   The constant focus on operational improvements is a key element of our corporate culture. We intend to continue to focus on improving processes and structures across the organization to drive efficiencies and cost savings while maintaining a high level of service. We expect that the global procurement function will continue to generate savings from both new and renegotiated supplier contracts via decreasing contract rates. We have improved our operations through several creative initiatives such as innovative fuel procurement, consumption optimization and port performance optimization and we continuously evaluate the market and seek to develop new initiatives. We also intend to continue to improve and invest in our information technology infrastructure to support further business analytics initiatives, including logistics analyses, operational efficiencies and cost reduction opportunities.

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Focus on sustainability as a core principle of our service offering.   Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In March 2020, our Board of Directors approved the adoption of a comprehensive anti-corruption and anti-bribery enforcement plan. Since 2018, we have also participated as a member of the Maritime Anti-Corruption Network, a global business network working towards the vision of a maritime industry free of corruption that enables fair trade. To further drive home our efforts around sustainability, we have joined a number of associations that are dedicated to reducing environmental impacts in the container shipping industry, such as the World Ports Climate Initiative and the Clean Cargo Working Group, and we have created our own Sustainability Working Group, which actively promotes initiatives with positive environmental impacts. One of our main goals has been the prevention of pollutions and reduction of CO2 emissions and from 2018 to 2019, we reduced our CO2 emissions by over 25%. In addition to reducing pollution and emissions, we are highly focused on monitoring our fuel consumption. We have been able to improve our fuel efficiency (fuel consumption per 1,000 miles per TEU) since 2016 by over 11% through our enhanced port call sequence, improved port productivity and optimized sea routes to avoid extreme weather. As we continue to grow, sustainability will remain as a core value.

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Further opportunities for investment in new engines of growth.   Recently, we have developed, and will continue to develop multiple engines of growth which are adjacent to our traditional container

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shipping business. We have formed a number of partnerships and collaborations with third-party start-ups, as innovation is in our DNA. These technological partnerships and initiatives include: (i) “ZKCyberStar”, a collaboration with Konfidas, a leading cyber-security consulting company, to provide bespoke cyber-security solutions, guidance, methodology and training to the maritime industry; (ii) “ZCode”, a new initiative in cooperation with Sodyo, an early stage scanning technology company, aimed to provide visual identification solutions for the entire logistics sector (inventory management, asset tracking, fleet management, shipping, access control, etc.). This technology is extremely fast and is suitable for multiple types of media; (iii) Our investment in and partnership with WAVE, a leading electronic B/L based on blockchain technology, to replace and secure original documents of title; (iv) Our investment in and partnership with Ladingo, a one-stop-shop for Cross Border Shipments with all-in-one, easy to use software and fully integrated service, making it easier, more affordable and risk free to import and export LCLs, FCLs or any large and bulky shipments. This partnership is set to complement our cooperation with Alibaba, by adding an online LCL solution for Alibaba sellers, and is expected to enable us to gain footprint in adjacent and new markets, grow our revenue streams and provide added value to our customers.
Our History
Founded in Israel in 1945, we purchased our first ship in 1947. In the 1950s and 1960s, we expanded our fleet and global shipping lines. In 1969, approximately 50% our company was acquired by Israel Corporation Ltd., which moved us away from government ownership. In 1972, we launched our first cargo shipping service. We continued to expand globally, including establishing a presence in China, and renovated our fleet in the late 1980s. In 2004, we were fully privatized. From 2010 through present, we have focused on changing our strategy and adopting a comprehensive transformation strategy designed to improve our long-term commercial and operational processes by reducing operational expenses and increasing profitability.
The shipping industry experienced significant instability and volatility from 2008 into 2012, primarily as a result of persistently high fuel prices, slow growth in demand and an over-supply of shipping services. Against this backdrop, in 2013, we initiated a dialogue with our financial creditors and other parties and reached a consensual restructuring agreement in July 2014. Our strategic operational cooperation with the 2M Alliance, which was announced in July 2018 and further expanded in March 2019 and August 2019, allows us to provide faster, more efficient service and a wider geographic coverage in our most critical trade lanes, enabling us to provide our customers with improved product portfolio, larger port coverage and better transit time, while generating cost efficiencies. In 2020, we celebrated our 75th anniversary.
Our services
With a global footprint of more than 200 offices and agencies in approximately 100 countries, we offer both door-to-door and port-to-port transportation services for all types of customers, including end-users, consolidators and freight forwarders.
Comprehensive logistics solutions
We offer our customers comprehensive logistics solutions to fit their transportation needs from door-to-door. Our wide range of reliable transportation services, handled by our highly trained sea and shore crews and supported with personalized customer service and our unified information technology platform, allows us to offer our customers high quality and tailored services and solutions at any time around the world.
Our customers place orders either online or with a customer service member in one of our regional agencies located around the world. We issue the bill of lading detailing the terms of the shipment and, in the case of a typical door-to-door order, we deliver an empty container to the shipper’s designated address. Once the shipper has filled the container with cargo, it is transported to a container port, where it is loaded onto our cargo ship. We have experience in shipping various types of cargo, such as over-sized cargo, dangerous and hazardous cargo, and reefer shipments. The container is shipped either directly to the destination port or via one of our scheduled ports of call, where it is transferred, or “transshipped,” to another ship. When the container arrives at the final destination port, it is off-loaded from the ship and delivered to the recipient or a designated agent via land transportation.

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We partner with regional and local land transportation operators to provide a range of inland transportation services via rail, truck and river barge, often combining multiple modes of transportation to ensure efficient and cost-effective operation with minimum transit time. Out of ZIM’s total volume in the nine months ended September 30, 2020, approximately 26% of our TEUs carried utilized additional elements of land transportation. We continuously seek to expand the markets in which we can provide land transportation services, and we typically target small- and medium-sized enterprises in mature markets that do not have the supply chain capabilities to independently manage the import of cargo from emerging markets.
We also offer ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is an advanced real-time monitoring device that, among other things, allows our customers to monitor their shipments in real time. See “— Types of cargo — Specialized cargo” below. We have also partnered with Alibaba through our logistics subsidiary in China to expand our offerings to small- and medium-sized enterprises who conduct their business through Alibaba’s platform. We believe that our global-niche strategy, as well as our focus on customer-centric services, place us in a good position to attract new customers through our reliable and competitive services (including our new lines, ZEX and CAX).
Our services and geographic trade zones
As of September 30, 2020, we operated a global network of 66 weekly lines, calling at 310 ports in more than 80 countries. Our shipping lines are linked through hubs that strategically connect main lines and feeder lines, which provide regional transport services, creating a vast network with connections to and from smaller ports within the vicinity of main lines. We have achieved leadership positions in specific markets by focusing on trades where we have distinct competitive advantages and can attain and grow our overall profitability.
Our shipping lines are organized into geographic trade zones by trade. The table below illustrates our primary geographic trade zones and the primary trades they cover, as well as the percentage of our total TEUs carried by geographic trade zone for the years ended December 31, 2019, 2018 and 2017 and nine months ended September 30, 2019 and 2020:
		Nine Months Ended September 30,		Year Ended December 31,
Geographic trade zone	Primary trade	2020	2019	2019	2018	2017
		(percentage of total TEUs carried for the period)
Pacific	Transpacific	39%	36%	36%	38%	38%
Cross-Suez	Asia-Europe	12%	12%	13%	15%	15%
Atlantic-Europe	Atlantic	22%	21%	21%	18%	18%
Intra-Asia	Intra-Asia	21%	24%	23%	22%	22%
Latin America	Intra-America	6%	7%	7%	7%	7%
		100%	100%	100%	100%	100%
Pacific geographic trade zone
The Pacific geographic trade zone serves the Transpacific trade, which covers trade between Asia, including China, Korea, South East Asia, the Indian subcontinent, and the Caribbean, Central America, the Gulf of Mexico and the east coast and west coast of the United States and Canada. Our services within this geographic trade zone also connect to Intra-Asia and Intra-America regional feeder lines, which provide onward connections to additional ports. For our services from Asia to the west coast of the United States and Canada, we mainly use the Pacific Northwest gateway.
Pacific Northwest service.   According to Piers, approximately 62% of all goods shipped to the United States are transported via ports located in the west coast of the United States and Canada. These include local discharge as well as delivery by train or trucks to their final destinations, mainly to the Midwestern United States and to the central and eastern parts of Canada. We hold a position within the PNW, mostly via two Canadian gateways, the Vancouver and Prince Rupert ports, and also the Seattle port, which enable us

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to serve the very large Canadian and U.S. Midwest markets quickly and efficiently, while also avoiding the highly congested ports of Long Beach and Oakland and using the similarly congested Los Angeles port only for our ZEX service. Our strategic relationships in these markets with Canadian National Railway Company (“CN”), a rail operator, and with the 2M Alliance have allowed us to obtain competitive rates and provide consistent, high quality service to our customers. We operate four vessels with capacities of 8,500 TEUs serving two shipping lines within the PNW, with access to nine additional vessels operated by members of the 2M Alliance.
In addition, for the trade between Asia and Pacific South West Coast (PSW), we recently launched a unique expedited PSW service focusing on e-Commerce between South China and Los Angeles (ZEX).
Asia-U.S. All-Water service.   With respect to the Asia-U.S. east coast trade, “all-water” refers to trade between Asia and the U.S. east coast and Gulf Coast using marine transportation only, via the Suez or Panama Canal. Within our cooperation with the 2M, we operate across seven services: five to USEC and two to the USGC.
In June and July 2020, we were ranked first in schedule reliability within the Asia-U.S. east coast trade by SeaIntel Maritime Analysis. We intend to continue to expand our presence in the all-water trade by, among other things, acquiring or chartering-in larger vessels or entering into operational partnerships with other leading liner companies.
As of September 30, 2020, we offered ten services in the Pacific geographic trade zone, which had an effective weekly capacity of 23,745 TEUs and covered all major international shipping ports in the Transpacific trade. Our services in the Pacific geographic trade zone accounted for 52% of our freight revenues from containerized cargo for the nine months ended September 30, 2020.
Cross-Suez geographic trade zone
The Cross-Suez geographic trade zone serves the Asia-Europe trade, which covers trade between Asia and Europe (including the Indian sub-continent) through the Suez Canal, primarily focusing on the Asia-Black Sea/East Mediterranean Sea sub-trade, which is one of our key strategic zones. This trade is characterized by intense competition and we have undertaken several initiatives to help us remain competitive within it.
As of March 2019, we extended our cooperation with the 2M Alliance to include this sector and we operate by a slot charter agreement on two services from Asia to the East Mediterranean. In addition, in October 2018, we purchased slots from MSC on two lines in India-East Mediterranean trade.
As of September 30, 2020, we offered four services in the Cross-Suez geographic trade zone, which had an effective weekly capacity of 4,976 TEUs and covered all major international shipping ports in the East Mediterranean, the Black Sea, China, East and Southeast Asia and India. The Cross-Suez geographic trade zone accounted for 12% of our freight revenues from containerized cargo for the nine months ended September 30, 2020.
Atlantic-Europe geographic trade zone
The Atlantic-Europe geographic trade zone serves the Atlantic trade, which covers trade between North America and the Mediterranean, along with Intra-Europe/Mediterranean trade. Our services within this geographic trade zone also connect to Intra-Mediterranean and Intra-America regional feeder lines which provide onward connections to additional ports. Since 2014, we have had a cooperation agreement with Hapag-Lloyd and other companies in our Atlantic services. In addition, in the Intra-Europe/Mediterranean trade, we have cooperation agreements with MSC and COSCO.
As of September 30, 2020, we offered 11 services within this geographic trade zone, with an effective weekly capacity of 9,319 TEUs, covering major international shipping ports in the East and West Mediterranean, the Black Sea, Northern Europe, the Caribbean, the Gulf of Mexico, and the east and west coasts of North America. The Atlantic-Europe geographic trade zone accounted for 19% of our freight revenues from containerized cargo for the nine months ended September 30, 2020.

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Intra-Asia geographic trade zone
The Intra-Asia and Asia-Africa geographic trade zone serves the Intra-Asia trade, which covers trade within regional ports in Asia, including ISC (Indian sub-continent), West and South Africa. The Intra-Asia geographic trade zone accounted for 11% of our freight revenues from containerized cargo for the nine months ended September 30, 2020. Our services within this geographic trade zone feed into the global lines of the Pacific and Cross-Suez trades. This geographic trade zone is characterized by extensive structural changes that we have made to respond to changes in trade and market conditions.
The Intra-Asia market is highly fragmented with many active carriers, all with relatively small market shares. Local shipping companies have a significant presence within this trade, which is primarily serviced by relatively small vessels. However, larger vessels that operate in the intercontinental trade also serve this trade and call at ports within the region. We have cooperation agreements with a number of other shipping companies within this trade.
According to Container Trades Statistics, demand in this trade has been increasing for the last several years and is expected to continue to grow in the near-term. Such demand is due, among other things, to the relatively low cost of labor in the area and its proximity to developing economies with high growth rates, which incentivizes the manufacturing of finished products for export and trades in unfinished products passing between countries before their final passage to other trades via long-distance trade.
As of September 30, 2020, we offered 32 services within this geographic trade zone with an effective weekly capacity of 12,448 TEUs. Our services within this geographic trade zone cover major regional ports, including those in China, Korea, Thailand, Vietnam and other ports in South East Asia, India, South and West Africa, Thailand and Vietnam, and connect to shipping lines within our Cross-Suez and Pacific geographic trade zones.
Latin America geographic trade zone
The Latin America geographic trade zone consists of the Intra-America trade, which covers trade within regional ports in the Americas, as well as trade between the South American east coast and Asia and trade between the South American east coast and West Mediterranean. The regional services within this geographic trade zone are linked to our Pacific and Atlantic-Europe geographic trade zones. We cooperate with other carriers within the regional services and, in the Asia-East Coast South America and Mediterranean-East Coast South America sub-trades, mostly by slots purchase.
As of September 30, 2020, we offered nine services within this geographic trade zone as well as a complementary feeder network with an effective weekly capacity of 2,720 TEUs and operated between major regional ports, including ports in Brazil, Argentina, Uruguay, the Caribbean, Central America, China, U.S. Gulf Coast, U.S. east coast and the West Mediterranean, and connect to our Pacific and Atlantic-Europe services. The Latin America geographic trade zone accounted for 6% of our freight revenues from containerized cargo for the nine months ended September 30, 2020.

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Types of cargo
The following table sets forth details of the types of cargo we shipped during the nine months ended September 30, 2020 as well as the related quantities and volume of containers (owned and leased).
Type of Container	Type of Cargo	Quantity	TEUs
Dry van containers	Most general cargo, including commodities in bundles, cartons, boxes, loose cargo, bulk cargo and furniture	1,125,559	1,874,359
Reefer containers	Temperature controlled cargo, including pharmaceuticals, electronics and perishable cargo	60,470	119,695
Other specialized containers	Heavy cargo and goods of excess height and/or width, such as machinery, vehicles and building materials	38,084	47,703
		1,224,113	2,041,757
Specialized cargo
We offer specialized shipping solutions through a dedicated team of supply chain experts that designs tailor-made solutions for our customers’ specific transportation needs, issues approvals and documentation, arranges for insurance and provides other logistics services for all kinds of specialized cargo, including:
•
Out-of-gauge cargo.   Cargo that is over-weight, over-height, over-length and/or over-width can present many challenges and issues relating to proper stowage, securing and handling. We maintain our containers to the highest standards and offer premium third-party services relating to these particular challenges.

•
Reefer cargo.   Reefer cargo includes perishable goods, pharmaceuticals and electronics. Our reefer specialists and merchant marine officers ensure the safe transport of reefer cargo with precise tracking and continuous monitoring throughout the cold chain.

At the end of 2015, we launched ZIMonitor, our premium reefer cargo tracking service. ZIMonitor is a device attached to the engine of the reefer, and allows customers to track, monitor and remotely control sensitive, high-value cargo, such as pharmaceuticals, food and delicate electronics. The device monitors, among other things, GPS location, temperature, humidity and unnecessary container door opening. Customers can opt to receive alerts regarding their shipment via text message or email. ZIMonitor is designed to comply with the good distribution practice guidelines (GDP), which are applicable to the pharmaceutical industry, and to provide ongoing data flow, alerts in order to prevent cargo damage and automatic reports. Customers are also able to view their cargo status online on our designated MyZim application. In addition, we employ a 24/7 dedicated response team to promptly respond to hundreds of alerts daily.

•
Dangerous and hazardous, or D&H, cargo.   We specialize in carrying D&H shipments safely in accordance with all applicable local and international rules and regulations. We ship a wide array of D&H cargo, from ammunition to gasoline to radioactive isotopes, and we employ dedicated teams of specialists in six offices around the world who are specially trained to guide our customers through every stage of transporting D&H cargo. We have also developed and implemented ZIMGuard, an innovative artificial intelligence-based screening software to detect and identify incidents of mis-declared hazardous cargo before loading to vessel.

Our vessel fleet
As of September 30, 2020, our fleet included 70 vessels (68 cargo vessels and two vehicle transport vessels), of which one vessel is owned by us and 69 vessels are chartered-in (including 35 vessels accounted as right-of-use assets under the lease accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements). As of September 30, 2020, our fleet (including both owned and

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chartered vessels) had a capacity of 330,300 TEUs. The average size of our vessels is approximately 4,857 TEUs, compared to an industry average of 4,222 TEUs.
We charter-in vessels under charter party agreements for varying periods. With the exception of those vessels for which charter rates were set in connection with our 2014 restructuring, our charter rates are fixed at the time of entry into the charter party agreement and depend upon market conditions existing at that time. As of September 30, 2020, 64 of our vessels are under a “time charter,” which consists of chartering-in the vessel capacity for a given period of time against a daily charter fee, with the crewing and technical operation of the vessel handled by its owner, including six vessels chartered-in under a time charter from a related party and five vessels chartered-in under a “bareboat charter,” which consists of chartering a vessel for a given period of time against a charter fee, with the operation of the vessel being handled by us. Subject to any restrictions in the applicable arrangement, we determine the type and quantity of cargo to be carried as well as the ports of loading and discharging. Our vessels operate worldwide within the trading limits imposed by our insurance terms.
The average duration of our charter party agreements is under 12 months. Our charter party agreements are predominately short-term in duration, which supports a flexible cost structure and enables us to meet changing demands and opportunities in the market. Our fleet is comprised of vessels of various sizes, ranging from less than 1,000 TEUs to 12,000 TEUs, which allows for flexible deployment in terms of port access and is optimally suited for deployment in the sub-trades in which we operate. We are currently exploring long-term lease arrangements in respect of vessels planned to be deployed in the Transpacific trade, which would replace some vessels currently under short-term charters. The capacity of such new vessels could reach 15,000 TEUs, which would increase our ability to service such routes.
The following table provides summary information, as of September 30, 2020, about our fleet:
	Container Vessels
	Number	Capacity (TEU)	Other Vessels	Total
Vessels owned by us	1	4,992	—	1
Vessels chartered from parties related to us(1)
Periods up to 1 year (from September 30, 2020)	3	5,427	1	4
Periods between 1 to 5 years (from September 30, 2020)	2	8,442	—	2
Periods over 5 years (from September 30, 2020)	—	—	—	—
Vessels chartered from third parties(2)
Periods up to 1 year (from September 30, 2020)	49	226,292	1	50
Periods between 1 to 5 years (from September 30, 2020)	11	65,023	—	11
Periods over 5 years (from September 30, 2020)	2	20,124	—	2
Total	68	330,300	2	70

(1)
Includes four vessels accounted as right-of-use assets under the accounting guidance of IFRS 16.

(2)
Includes 31 vessels accounted as right-of-use assets under the accounting guidance of IFRS 16 and four vessels accounted under sale and leaseback refinancing agreements.

Under our time charters, the vessel owner is responsible for operational costs and technical management of the vessel, such as crew, maintenance and repairs including periodic drydocking, cleaning and painting and maintenance work required by regulations, and certain insurance costs. Transport expenses such as bunker and port canal costs are borne by us. For any vessel that we own or charter under “bareboat” terms, we provide our own operational and technical management services. Our operational management services include the chartering-in, sale and purchase of vessels and accounting services, while our technical management services include, among others, selecting, engaging, and training competent personnel to supervise the maintenance and general efficiency of our vessels; arranging and supervising the maintenance, drydockings, repairs, alterations and upkeep of our vessels in accordance with the standards developed by us, the requirements and recommendations of each vessel’s classification society, and relevant international regulations and maintaining necessary certifications and ensuring that our vessels comply with the law of their flag state.

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Our containers
In addition to the vessels that we own and charter, we own and charter a significant number of shipping containers. As of September 30, 2020, we held 418,000 container units with a total capacity of 709,000 TEUs, of which 11% were owned by us and 89% were leased (including 77% accounted as right-of-use assets). In some cases, the terms of our leases provide that we will have the option to purchase the container at the end of the lease term.
Container fleet management
We aim to reposition empty containers in the most cost-efficient way in order to minimize our overall empty container moves and container fleet while meeting demand. Due to a natural imbalance in demand between trade areas, we seek to optimize our container fleet by repositioning empty containers at minimum cost in order to timely and efficiently meet our customers’ demands. Our global logistics team oversees the internal management of empty containers and equipment to support this optimization effort. In addition to repairing and maintaining our container fleet, our logistics team continuously optimizes the flow of empty containers based on commercial demands and operational constraints. Below is a summary of our logistics initiatives relating to container fleet management:
•
Slot swap agreements.   We enter into agreements with other carriers for the exchange of vessel space, or “slots.” Each carrier continues to operate its own line, while also having access to slots on the other carrier’s line. We believe we are a market leader in developing the slot swap market in the container shipping industry. We currently have slot swap agreements with 12 other carriers.

•
Slot sale agreements.   We sell slots on board our vessels to transport empty, shipper-owned containers.

•
One-way container lease.   We use leasing companies and other shipping liners’ empty containers to move cargo from locations with increased demand to over-supplied locations. We are a global leader in one-way container volumes.

•
Equipment sub-leases.   We lease our equipment to other carriers and freight forwarders in order to reduce our container repositioning and evacuation costs.

We believe that through these initiatives, we are able to minimize costs associated with natural trade imbalances, increase the utilization of our vessels, and reliably supply our customers with empty containers where and when they are needed.
Our operational partnerships
We are party to a large number of cooperation agreements with other shipping companies and alliances, which generally provide for the joint operation of shipping services by vessel sharing agreements, the exchange of capacity and the sale or purchase of slots on vessels operated by other shipping companies. We do not participate in any alliances, which are agreements between two or more container shipping companies that govern the sharing of a vessel’s capacity and other operational matters across multiple trades, although we do partner with the 2M Alliance on a number of trades, as described below. By not participating in alliances and focusing instead on cooperation agreements, we are able to capture many of the benefits of alliance membership while retaining a higher degree of strategic flexibility than is typically afforded to alliance members. Our cooperation agreements provide us with access to a wider coverage of ports and specialized lines, which enables us to improve our transit times and reduce operational expenses and repositioning costs.
Strategic Cooperation Agreement with the 2M Alliance
In September 2018, we entered into a strategic operational cooperation agreement with the 2M Alliance in the Asia-USEC trade zone, which includes a joint network of five lines operated by us and by the 2M Alliance. The term of the strategic cooperation is seven years. The strategic cooperation includes the creation of a joint network of five loops between Asia and USEC, out of which one is operated by us and four are operated by the 2M Alliance. In addition, we and the 2M Alliance are permitted to swap slots on all five loops under the agreement and we may purchase additional slots in order to meet total demand in

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these trades. This strategic cooperation with the 2M Alliance enables us to provide our customers with improved port coverage and transit time, while generating cost efficiencies. In March 2019, we entered into a second strategic cooperation agreement with the 2M Alliance, which included a combination of vessel sharing, slot exchange and purchase, and covers two additional trade zones: Asia-East Mediterranean and Asia-American Pacific Northwest. In August 2019, we launched two new U.S.-Gulf Coast direct services with the 2M Alliance. This cooperation agreement offers four dedicated lines with extensive port coverage and premium service levels. Pursuant to our agreement with the 2M Alliance, commencing June 1, 2021, we and the 2M Alliance will discuss possible amendments to the agreement that would govern the next phase of our cooperation. If we fail to mutually agree on the terms for a continuation of the strategic operational cooperation, any party may terminate the agreement prior to December 1, 2021, and such termination would occur on April 1, 2022. The agreement is otherwise subject to termination upon certain occurrences, including, for instance, a change of control or insolvency of one of the parties.
The table below shows our operational partners by geographic trade zone as of September 30, 2020:
Geographic trade zone
Partner	Pacific	Cross-Suez	Intra-Asia	Atlantic-Europe	Latin America
A.P. Moller-Maersk(1)	✓	✓	✓		✓
Mediterranean Shipping Company(1)	✓	✓		✓	✓
CMA CGM S.A.			✓
Evergreen Marine Corporation			✓
Hapag-Lloyd AG(2)				✓	✓
China Ocean Shipping Company			✓	✓
American President Lines Ltd.			✓
ONE(2)			✓	✓
Orient Overseas Container Line Limited			✓
Yang Ming Marine Transport Corporation(2)			✓	✓
Pacific International Lines			✓
Hyundai Merchant Marine Co., Ltd.			✓
Others			✓	✓	✓

(1)
Our cooperation with Maersk and MSC is under the 2M Alliance framework. However, in the Cross- Suez trade, Atlantic and Latin America we also have a separate bilateral cooperation agreement with MSC, as well as a separate bilateral cooperation agreement with Maersk and in the Latin America and Intra Asia trades.

(2)
With respect to the Atlantic-Europe trade, we have a swap agreement with some of THE Alliance members: Hapag-Lloyd, Yang Ming and ONE, supporting ZIM loadings on THE Alliance service on this trade. ZIM also has a separate bilateral agreement in respect of the Atlantic-Europe trade with Hapag-Lloyd.

Our customers
We believe that as one of the oldest cargo shipping companies in the world, our extensive experience, our consistent track record of stable operations and our reputation for reliability and efficiency enable us to retain our existing customers and attract new customers.
In 2019, we had more than 33,950 customers using our services on a non-consolidated basis. Our customer base is well-diversified and we do not depend upon any single customer for a material portion of our revenue. For the nine months ended September 30, 2020, no single customer represented more than 5% of our revenues. Additionally, our customers have maintained a high degree of retention and loyalty to our businesses. For the second year in a row, we scored 83 on the Customer Loyalty Index in the Yearly Customer Experience Survey conducted by Ipsos (the third largest global market research company), which is above the worldwide average score of 78. We were also ranked the most customer-centric carrier among 13 carriers

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by Ipsos in its Brand Positioning Benchmark Survey for 2019. Nine of our 10 largest customers by revenue have been doing business with us for more than 10 years, and four of these customers have been doing business with us for more than 25 years. Six of our largest 10 customers by revenue in the fiscal year ended December 31, 2019 have been in the top 10 in each year since 2017. Our customers include blue chip companies as well as a growing customer base of small- and medium-sized enterprises.
We intend to continue to strengthen our relationships with our key customers and to increase our direct sales to small- and medium-sized enterprises, or SMEs, which we define as customers that ship up to 100 TEUs annually. For the nine months ended September 30, 2019 and 2020, SMEs represented 11% in both periods, of aggregate carried volume worldwide. We believe this large and growing segment of the cargo shipping market represents a significant growth opportunity for us within certain of the jurisdictions in which we operate, including the United States, Canada, China, India, Israel, Spain and Italy.
Our customers are divided into “end-users,” including exporters and importers, and “freight forwarders.” Exporters include a wide range of enterprises, from global manufacturers to small family-owned businesses that may ship just a few TEUs each year. Importers are usually the direct purchasers of goods from exporters, but may also comprise sales or distribution agents and may or may not receive the containerized goods at the final point of delivery. Freight forwarders are non-vessel operating common carriers that assemble cargo from customers for forwarding through a shipping company. We believe that a diverse mix of cargo from both end-users and freight forwarders ensures optimal vessel utilization. End-users generally have long-term commitments that facilitate planning for future volumes, which results in high entry barriers for competing carriers due to customer loyalty. Freight forwarders have short-term contracts at renegotiated rates. As a result, entry barriers are low for competing carriers for this customer base. Our relationships with large end-users give us better visibility on future cargo shipping transport volumes while our relationships with large freight forwarders, which generate cargo in many locations worldwide, help us to optimize our trade flows.
During the last five years, end-users have constituted approximately 40% of our customers in terms of TEUs carried, and the remainder of our customers were freight forwarders. Our contracts with customers are typically for a fixed term of one year for the Pacific trade. Our contracts with customers in our other trades typically do not have fixed terms. Our contracts with customers may be for a certain voyage or period of time and typically do not include exclusivity clauses in our favor. Our customer mix varies within each of the markets in which we operate, as we tailor our sales and marketing strategies to the unique conditions of each specific market.
For the years ended December 31, 2017, 2018 and 2019 and in the nine months ended September 30, 2020, our five largest customers in the aggregate accounted for approximately 9% of our freight revenues and related services for each year and 6%, 7%, 7% and 7%, respectively, of our TEUs carried.
Global Sales
Over the last 12 months, we employed 18 full-time sales professionals in our headquarters in Haifa, Israel, and approximately 740 sales personnel worldwide (including in Israel). Our sales force is organized by customer type and supported by data-driven analytics to better understand our customers and better address their needs while maintaining desired profitability levels. We currently manage over 90% of our business on our unified information technology platform (CRM), which supports all our business processes. Operating on this unified platform enables our sales teams to quickly and consistently deliver solutions to our customers. In addition, for the year ended December 31, 2019 and nine months ended September 30, 2020, approximately 72% and 81%, respectively, of transactions with our customers were completed via an e-commerce platform, which reduces the error rate and costs associated with correcting errors. We have transformed our sales processes in more than 20 of the key markets in which we operate, to ensure alignment between all the sales initiatives and take our global sales a step forward. Each customer is assigned to a member of our sales team to serve as a single point of contact for all the customer’s specific shipping needs.
Our sales teams are motivated by the operational and commercial targets we set for each specific country. We believe that our global network of services and the local presence of our offices and agencies around the world enable us to develop direct customer relationships, maintain a positive buying experience and increase the number of repeat customers. Our internal marketing team complements our external sales

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efforts by providing training and support materials, such as marketing kits and question-and-answer documents, and ensuring the consistency of our brand messaging in our direct marketing, publicity, digital media and social media channels.
We have dedicated strategic accounts teams located in our headquarters in Haifa, supported by regional teams, working directly with our strategic accounts, such as international freight forwarders and end-users (BCOs). Our sales team in our headquarters works directly with sales executives in either owned, partially owned or contracted local agencies which perform our primary sales and marketing functions and manage customer relationships on a day-to-day basis.
We also employ specially trained and experienced teams for each type of specialized cargo we carry, who are available to consult our customers on the practical and regulatory requirements of shipping their cargo.
Global Customer service
As of September 30, 2020, we employed 29 full-time service professionals, of which 22 are located in our headquarters in Haifa and seven are located worldwide, supported by three regional teams, leading and guiding our eight worldwide customer service teams, reaching approximately 1,000 customer service representative and managers.
In the last three years, we have been focusing on implementing a new unified holistic program called SmartCS, a unified organizational structure, working methodology and best practice processes, supported by an advanced IT infrastructure and tools for better managing our customers’ experience across our customer service units worldwide. SmartCS’ main building blocks are: a CRM system, providing a 360 degree view of all customer interactions; a knowledge management system, enabling a professional and quick resolution to all customer queries; soft skills trainings; a defined set of strict ‘best in class’ KPIs; and a variety of ongoing & periodic surveys to reflect actual customer feedback. As of September 30, 2020, implementation coverage reached approximately 70% of our business volume and is targeted to reach above 80% by end of 2021.
We have also been investing significantly in a digital transformation to use technology in order to transform the way we think, act, and perform, making it easier for our customers to do business with us. Main platforms and services introduced in the last three years include: a new company website, which is designed for any device, supports multiple languages, and includes dynamic service maps, local news and updates, live chat, reaching approximately 400,000 unique visitors per month; myZIM Customer Personal Area, which provides our customers with a more efficient and convenient way to manage all of their shipments under one digital platform and easily access documentation, online draft bill of lading as well print bill of lading, proactive personal notifications, reaching over 3,500 registered customers; eZIM, a fast and easy way to directly submit eBooking & eShipping Instructions, supported by live chat; eZQuote, which provides instant quoting, fixed price and guaranteed equipment and space, allowing customers to receive instant quotes with a fixed price and guaranteed terms; Lead-to-Agreement, a system that manages all of our commercial agreements and streamlines communications between our geographic trade zones, sales force and customers; Dynamic Pricing, an analytical engine that defines the optimal pricing for spot transactions, assisting us in increasing profitability margins; Commercial Excellence, an advanced cloud based analytical tool that assists our geographic trade zones in focusing on more profitable customers in specific trades; “Hive”, a yield management platform which enables instant cargo selection and booking acceptance based on defined business rules, while providing geographic trade zones with live view and interactive control over forecasts, booking acceptances and equipment releases, maximizing the profitability of each voyage and improving response time to our customers; and ZIMapp, a complementary digital gateway service that allows easy access to both ZIM.com and myZIM, anywhere and anytime. All platforms & services are “Powered By Our Customers”, an innovative approach supported by a working methodology in which customers are taking an active part in designing our digital experience for customers by customers.
Suppliers
Vessel owners
As of September 30, 2020, we have contractual agreements to charter-in approximately 98.5% of our TEU capacity and 98.6% of the vessels in our fleet. Access to chartered-in vessels of varying capacities, as

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appropriate for each of the trades in which we operate, is necessary for the operation of our business. We have been able to contract for sufficient capacity in the past five years. See “Risk factors — We charter-in substantially all of our fleet, with the majority of charters being less than a year, which makes us more sensitive to fluctuations in the charter market, and as a result of our dependency on the vessel charter market, the costs associated with chartering vessels are unpredictable.”
Port operators
We have Terminal Services Agreements (TSAs) with terminal operators and contractual arrangements with other relevant vendors to conduct cargo operations in the various ports and terminals that we use around the world. Access to terminal facilities in each port is necessary for the operation of our business. We have been able to contract for sufficient capacity at appropriate terminal facilities in the past five years.
Bunker suppliers
We have contractual agreements to purchase approximately 80-90% of our annual bunker estimated requirements with suppliers at various ports around the world. We have been able to secure sufficient bunker supply under contract or on a spot basis.
Land transportation providers
We have services agreements with third-party land transportation providers, including providers of rail, truck and river barge transport. We have entered into a rail services agreement with CN for land transportation of our shipments destined for Canada and the United States via Vancouver and Halifax, Canada.
Information and communication systems
The ability to process information accurately and quickly is fundamental to our position in the cargo shipping industry, which is characterized by constant movement of millions of individual items across a global network of sea and inland routes. Our information and communication systems are key operational and management assets which support many of our units, including shipping agencies, individual lines and various head office departments. With a primary data center in Europe and back-up data center in Israel, our information and communication systems enable us to monitor our vessels and containers, coordinate shipping schedules, manage the loading of containers onto vessels and plan transportation schedules. We also rely on our information and communication systems to support back-office activities, such as processing cargo bookings, generating bills of lading and cargo manifests, expediting customs clearance, and facilitating equipment control and the planning and management of inter-modal transportation, as well as financial and human resources activities. See “Risk factors — We face risks relating to our information technology and communication system.”
Unified platform.   Our proprietary information technology platform AgenTeam, and Agent Cloud for local agencies, supports our business processes throughout the supply chain. AgenTeam and Agent Cloud have been installed in 89 countries, and we currently manage more than 99% of our business on this platform.
Business intelligence.   Additionally, we use our platform to respond quickly to changes in demand in each of our shipping lines by providing information to our shipping agencies and area managers relating to the value, volume and mix of cargo on a particular voyage or vessel. Accurate and timely information on the value, volume and mix of cargo also helps us to analyze the efficiency of our fleet deployment, capacity utilization, demand and supply in different services and shipping lines, based on which we refine the positioning of vessels and containers to reduce imbalances between outgoing voyages from a point of origin and return voyages. See “— Our Customers — Customer Service.”
Data analysis.   Moreover, we have a dedicated team of 25 business intelligence analysts who monitor and analyze an average of 3 terabytes of data per month relating to our key performance indicators, which helps, among others, our sales force target more profitable customers. We also analyze operating expenses by calculating the standard cost of each activity that affects our operating expenses either directly or indirectly and monitoring items such as fuel consumption, vessel charter hire rates, expenses incidental to cargo handling and port expenses for each vessel or voyage. This, in turn, enables us to identify opportunities to

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implement efficiency measures and improve margins using up-to-date operational data, including monthly financial results and expenses incurred for each voyage, routes, mileage information and other key performance indicators.
Customer support.   Further, through our website, we enable our customers to monitor the movement of their cargo on our vessels from the cargo’s point of origin through various ports and inter-modal transportation to its final destination. We offer customers automated data interchange for shipment information and invoicing, while also offering customers information relating to schedules, pricing, lines of service and other data to allow them to plan and book transactions directly with us. In addition, our information and communication systems allow us to prepare and transmit bills of lading more efficiently and enables shipping agencies to respond to individual customer needs quickly. We believe that by supporting our customers’ supply chain management, our information and communication systems can strengthen our customer service capabilities.
Sustainability and Focus on ESG
Through our core value of sustainability, we aim to uphold and advance a set of principles regarding Ethical, Social and Environmental concerns. Our goal is to work resolutely to eliminate corruption risks, promote diversity among our teams and continuously reduce the environmental impact of our operations, both at sea and onshore. In particular, our vessels are in full compliance with materials and waste treatment regulations, including full compliance with the IMO 2020 Regulations, and our fuel consumption and CO2 emissions per TEU have decreased significantly in recent years. In addition to actively working to reduce accidents and security risks in our operations, we also endeavor to eliminate corruption risks as a member of the Maritime AntiCorruption Network, with a vision of a maritime industry that enables fair trade. We also foster quality throughout the service chain, by selectively working with qualified partners to advance our business interests. Finally, we promote diversity among our teams, with a focus on developing high-quality training courses for all employees. As we continue to grow, sustainability will remain as a core value.
Competition
We compete with a large number of global, regional and niche shipping companies to provide transport services to customers worldwide. In each of our key trades, we compete primarily with global shipping companies. The market is significantly concentrated with the top three carriers — A.P. Moller-Maersk Line, MSC and COSCO — accounting for approximately 46% of global capacity, and the remaining carriers together contributing less than 54% of global capacity as of October 2020, according to Alphaliner. As of October 2020, we controlled approximately 1.3% of the global cargo shipping capacity and ranked 10th among shipping carriers globally in terms of TEU operated capacity, according to Alphaliner. See “Risk factors — The container shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.”
In addition to the large global carriers, regional carriers generally focus on a number of smaller routes within the major markets and typically offer services to a wider range of ports within a particular market as compared to global carriers. Niche carriers are similar to regional carriers but tend to be even smaller in terms of capacity and the number and size of the markets in which they operate. Niche carriers often provide an intra-regional service, focusing on ports and services that are not served by global carriers.
We believe that the cargo shipping industry is characterized by the significant time and capital required to develop the operating expertise and professional reputation necessary to obtain and retain customers. We believe that our development of a large fleet with varying TEU capacities has enhanced our relationship with our principal customers by enabling them to serve the East-West, North-South and Intra-regional shipping lines efficiently, while enabling us to operate in the different rate environments prevailing for those routes. We also believe that our focus on customer service and reliability enhances our relationships with our customers and improves customer loyalty. Additionally, we believe that our global deployment of services and presence through local agencies, both in our key trades and in our niche trades, is a competitive advantage. In addition, we operate transshipment hubs in trades, allowing us access to those zones while providing rapid and competitive services.

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Legal proceedings
From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.
We are also from time to time subject to a number of judicial and administrative proceedings in court systems, including competition claims, class action applications and other proceedings, which we believe are incidental to business operations in the industry in which we operate. We recognize provisions for legal proceedings in our financial statements, in accordance with accounting rules, when we are advised by counsel that (1) it is more likely than not that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by legal counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for more likely than not losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors. However, developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material.
For further information, see Note 27 to our audited consolidated financial statements included elsewhere in this prospectus.
Risk of loss and liability insurance
General
The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA 90, which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.
We maintain hull and machinery and war risks insurance for our fleet to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum insurable limit available at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.
Protection and indemnity insurance
Protection and indemnity insurance is usually provided by protection and indemnity, or P&I, clubs and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.
The respective owners of the vessels that we charter-in maintain insurance on those vessels, and we maintain charter liability insurance with a limit of $50 million per incident, as the charterer’s activity typically consists of a much lower exposure than that of the owner. We also hold an excess policy provided by Lloyd’s underwriters of up to $300 million in excess of $50 million per incident for our chartered-in vessels.

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For five vessels, we have special joint insurance coverage with the owners where we maintain charterers’ liability insurance with a limit of $350 million per incident. We also hold an excess policy provided by Lloyd’s underwriters of up to $300 million in excess of $350 million per incident for our chartered-in vessels.
Our protection and indemnity insurance is provided by several P&I clubs that are members of the International Group of P&I Clubs. The 13 P&I clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I club is a form of mutual indemnity insurance.
Our maximum theoretical P&I insurance coverage is approximately $4.3 billion per vessel per incident, subject to a limit of $1 billion per vessel per incident for oil pollution, an aggregate limit of $3 billion per vessel per incident for passenger, crew and other third-person claims and war liabilities are covered in excess of the “insured value” of the specific vessel.
As a member of a P&I club, which is a member of the International Group, we will be subject to calls payable to the P&I club based on the International Group’s claim records as well as the claim records of all other members of the P&I club of which we are a member.
Crew and shore employees
As of September 30, 2020, we had 168 seagoing staff serving on our vessels, 3,782 full time shore employees and 1,333 contractors, with 694 located in Israel, 399 in the United States, 854 in China and 1,835 across approximately 40 other countries. The following table shows a breakdown of our full time shore employees and contractors by category of activity as of the dates indicated:
	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Operational, administrative and other	2,711	2,729	2,711	2,735	2,688
Sales and marketing	867	763	777	744	730
Information technology	204	202	199	203	204
Total	3,782	3,694	3,687	3,682	3,622
Approximately 83% of our employees work under collective bargaining agreements. Extension orders issued by the Israeli Ministry of Labor, Welfare and Social Services apply to us and affect matters such as cost of living adjustments to salaries, number of working hours, recuperation pay, travel expenses, and pension rights. Other than as described in “Risk factors — Labor shortages or disruptions could have an adverse effect on our business and reputation,” we have not experienced labor-related work stoppages or strikes in the past three years and believe that our relations with our employees are satisfactory.
With respect to our Israeli employees, Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees. Our collective bargaining agreements provide our Israeli employees with beneficial arrangements such as a salary which exceeds minimum wage, annual leave and sick days in an amount which also exceeds the statutory rights, and additional payments which are beneficiary (clothing, certain supplemental payments for shifts, etc.). In addition, since our Israeli employees are unionized, termination procedures, and any other procedure which affect employees generally require consultation with the workers’ committee.
In addition, certain of our full time shore employees obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age qualifying them for an

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exemption (generally 40 for men who are not officers or do not have specified military professions) and, in the event of a military conflict, may be called to active duty.
Properties
We are headquartered in Haifa, Israel and conduct business worldwide. We currently lease approximately 167,411 square feet of office space at 9 Andrei Sakharov Street, Matam Scientific Industries Center, Haifa 3101601, Israel. The lease commenced in 2004 and will expire in May 2024.

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REGULATORY MATTERS
Inspections, permits and authorizations
A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities’ Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), particularly terminal operators. Certain of these entities require us to obtain certain permits, licenses, financial assurances and certificates with respect to our vessels. The kinds of permits, licenses, financial assurances and certificates required depend upon several factors, including the cargo transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels in one or more ports. We believe we have obtained all permits, licenses, financial assurances and certificates currently required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.
Environmental and other regulations in the shipping industry
Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include OPA 90, CERCLA, the CWA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the International Maritime Organization (IMO), including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by our insurance policies, we could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to our operations and goodwill to the extent that environmental damages are caused by our operations. We instruct the crews of our vessels on environmental requirements and we operate in accordance with procedures that are intended to ensure compliance with such requirements. We also insure our activities, where effective for us to do so, in order to hedge our environmental risks.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate designating older vessels for sale throughout the cargo shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. For example, we are certified in accordance with ISO 14001-2004 (relating to environmental standards). We believe that the operation of our vessels is in substantial compliance with applicable environmental requirements and that our vessels have all material permits, licenses, certificates and other authorizations necessary for the conduct of our operations. However, because such requirements frequently change and may become increasingly more stringent, we cannot predict our ability to comply and the ultimate cost of complying with these requirements, or the impact of these requirements on the useful lives or resale value of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
Finally, we are subject, in connection with our international activities, to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

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International Maritime Organization
Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the IMO has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the LL Convention). MARPOL establishes numerous environmental standards including those relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997 and new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2012, the IMO’s Marine Environmental Protection Committee (MEPC), adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (IBC Code). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.
In 2013, the MEPC adopted a resolution amending MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code of Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs,
We may need to make certain financial expenditures to continue to comply with these amendments. We believe that our vessels are currently in compliance in all material respects with these requirements.
Air Emissions
On October 27, 2016, the MEPC agreed to implement the IMO 2020 Regulations, including a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (IAPP) Certificates from their flag states that specify sulfur content. Additionally, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs, in particular those related to the purchase of compliant fuel oil. Annex VI also provides for the establishment of special areas known as Emission Control Areas, or ECAs, where more stringent controls on sulfur and nitrogen emissions apply. Since January 1, 2015, ships operating within an ECA have not been permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. If new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the jurisdictions where we operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPS), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (EEDI). Under these measures, by 2025, all new ships built will be required to be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial conditions.
Safety management system requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the LLMC) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in full compliance with SOLAS and LLMC standards.
Additionally, the operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive Safety Management System, or SMS, that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manger. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Each of our vessels are ISM Code-certified.
Ballast water discharge requirements
In 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the BWM Convention). The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.
As of the entry into force date, all ships in international traffic are required to manage their ballast water and sediments to a certain standard according to a ship-specific ballast water management plan, maintain a record book of the ship’s discharge, intake and treatment of ballast water and (for ships over 400 gross tons) be issued a certificate by or on behalf of the flag state certifying that the ship carries out ballast water management in accordance with the BWM Convention. The MEPC adopted two ballast water management standards. The “D-1 standard” requires the exchange of ballast water in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged. The D-1 standard generally applies to all existing ships. The D-2 standard applies to all new ships, and for existing ships, becomes effective upon the ship’s first IOPP renewal survey on or after September 8, 2019 but no later than September 9, 2024. For most existing ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast water treatment requirements under the D-2 standard become mandatory pursuant to the BWM Convention, the cost of compliance could increase for ocean carriers and may have a

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material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The system specification requirements for trading in the U.S. have been formalized and we have been installing ballast water treatment systems on our vessels as their special survey deadlines come due. The cost of each ballast water treatment system is approximately $0.4 million, primarily dependent on the size of the vessel.
Pollution control and liability requirements
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (the CLC). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents.
The IMO International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, when it enters into force, will provide for compensation to be paid to victims of accidents involving hazardous and noxious substances, or HNS. HNS are defined by reference to lists of substances included in various IMO conventions and codes and include oils, other liquid substances defined as noxious or dangerous, liquefied gases, liquid substances with a flashpoint not exceeding 60°C, dangerous, hazardous and harmful materials and substances carried in packaged form, solid bulk materials defined as possessing chemical hazards, and certain residues left by the previous carriage of HNS. This convention will introduce strict liability for the shipowner and a system of compulsory insurance and insurance certificates. This convention is still awaiting the requisite number of signatories in order to enter into force.
The IMO has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on vessel owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of petroleum carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction in which the events or damages occur. Vessels are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. P&I Clubs in the International Group issue the required Bunker Convention’s “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force in accordance with the Bunker Convention. In jurisdictions, such as the U.S. where the CLC or Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or strict liability.
United States requirements
OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade or operate

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within in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which include the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry bunker fuel in our vessels, making them subject to the requirements of OPA 90. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:
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injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

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injury to, or economic losses resulting from, the destruction of real and personal property;

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loss of subsistence use of natural resources that are injured, destroyed or lost;

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net loss of taxes, royalties, rents, fees and or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

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lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

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net cost of increased or additional public services necessitated by removal activities following a discharge of pollutants, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

U.S. Coast Guard regulations limit OPA 90 liability. Effective November 21, 2019, the U.S. Coast Guard adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA contains a similar liability regime to OPA and imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup, removal and remediation, as well as damages to injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, health assessments or health effects studies and governmental oversight costs. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or the greater of $300 per gross ton or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.
OPA 90 and CERCLA each preserves the right to recover damages under other existing laws, including maritime tort law. OPA 90 also contains statutory caps on liability and damages, which do not apply to direct clean-up costs. All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential

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liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital that exceeds the applicable amount of financial responsibility, measured in assets located in the United States against liabilities located anywhere in the world. We have received certificates of financial responsibility from the U.S. Coast Guard for each of the vessels in our fleet that calls U.S. waters.
OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We believe we are currently in compliance with all applicable state regulations in the ports where our vessels call.
For each of our vessels, we maintain oil pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and P&I insurance to cover the risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations. For additional information about our insurance policies, see “— Risk of loss and liability insurance.”
Title VII of the Coast Guard and Maritime Transportation Act of 2004, or CGMTA, amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Each of the vessels in our fleet that calls U.S. waters has an approved response plan.
Other United States environmental initiatives
The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit, or VGP, authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The EPA regulates these discharges pursuant to VIDA, which was signed into law on December 4, 2018 and replaces the 2013 VGP program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under NISA, such as mid-ocean ballast exchange programs and installation of approved U.S. Coast Guard technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance

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standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and U.S. Coast Guard regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. We have obtained coverage under the current version of the VGP for all of our vessels that call U.S. waters. We do not believe that any material costs associated with meeting the requirements under the VGP will be material.
In 2015, the EPA expanded the definition of “waters of the United States” (WOTUS), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019, and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule is currently subject to litigation challenges and its impact is therefore uncertain.
U.S. Coast Guard regulations adopted under NISA also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations that became effective in June 2012 established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention.
The EPA has adopted standards under the CAA that pertain to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.
European Union requirements
The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings, and including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so-called Sox-Emission Control Area). As of January 2020, EU

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member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
Other regional requirements
The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.
We are also subject to Israeli regulation regarding, among other things, national security and the mandatory provision of our fleet, environmental and sea pollution, and the Israeli Shipping Law (Seamen) of 1973, which regulates matters concerning seamen, and the terms of their eligibility and work procedures.
Greenhouse gas regulation
Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but in June 2017, the U.S. President announced that the U.S. would withdraw from the Paris Agreement, which withdrawal became effective on November 4, 2020. The effect of such action has yet to be determined.
International or multinational bodies or individual countries or jurisdictions may adopt climate change initiatives. For example, the U.S. Congress has from time to time considered adopting legislation to reduce greenhouse gas emissions and almost one-half of the states have already taken legal measures to reduce greenhouse gas emissions primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. Most cap-and-trade programs require major sources of emissions, such as electric power plants, and major producers of fuels, such as refineries and gas processing plants, to acquire or surrender emission allowances that correspond to their annual greenhouse gas emissions. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. The adoption of legislation or regulatory programs to reduce greenhouse gas emissions, if and to the extent applicable to us, could increase our operating costs.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

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The member states of the EU made a unilateral commitment to reduce by 2020 their 1990 levels of greenhouse gas emissions by 20%. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. In the U.S., the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, and has issued standards designed to limit greenhouse gas emissions from both new and existing power plants and other stationary sources.
The EPA or individual U.S. states could enact environmental regulations that would affect our operations. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes and more frequent and intense weather events.
Occupational safety and health regulations
The Maritime Labour Convention, 2006, or MLC, consolidated most of the 70 existing International Labour Organization maritime labor instruments in a single modern, globally applicable, legal instrument, and became effective on August 20, 2013. The MLC establishes comprehensive minimum requirements for working conditions of seafarers including, conditions of employment, hours of work and rest, grievance and complaints procedures, accommodations, recreational facilities, food and catering, health protection, medical care, welfare and social security protection. The MLC also provides a new definition of seafarer that now includes all persons engaged in work on a vessel in addition to the vessel’s crew. Under the new definition, we may be responsible for proving that customer and contractor personnel aboard our vessels have contracts of employment that comply with the MLC requirements. We could also be responsible for salaries and/or benefits of third parties that board one of our vessels. The MLC requires certain vessels that engage in international trade to maintain a valid Maritime Labour Certificate issued by their flag administration. We have developed and implemented a fleet-wide action plan to comply with the MLC to the extent applicable to our vessels.
Vessel security regulations
A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:
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on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

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on-board installation of ship security alert systems;

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the development of ship security plans; and

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compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided that such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

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Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, new marking, packing and classification requirements for dangerous goods, and new mandatory training requirements. Amendments that took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including new provision regarding IMO type 9 tank, new abbreviations for segregations groups, and special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
In November 2001, the U.S. Customs and Border Patrol established the Customs-Trade Partnership Against Terrorism (C-TPAT), a voluntary supply chain security program, which is focused on improving the security of private companies’ supply chains with respect to terrorism. We have been a member of C-TPAT since 2005.
Competition regulations
We have been, and continue to be, subject to investigations and party to legal proceedings relating to competition concerns. See Note 27 to our audited consolidated financial statements included elsewhere in this prospectus and “Risk Factors — We are subject to competition and antitrust regulations in the countries where we operate, and have been subject to antitrust investigations by competition authorities.”
United States
Our operations between the United States and non-U.S. ports are subject to the provisions of the U.S. Shipping Act of 1984, or the Shipping Act, which is administered by the Federal Maritime Commission (FMC). On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, amending the Shipping Act to promote the growth and development of U.S. exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repealed the requirement that a common carrier or conference file tariffs with the FMC, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public. Our operations involving U.S. ports are subject to FMC oversight under the Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs and service contracts, and certain “Prohibited Acts” under Section 10 of the Shipping Act. Violations of the requirements of the Shipping Act or FMC regulations are subject to civil penalties of up to $12,219 per non-willful violation and up to $61,098 per willful violation. Pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015, these civil penalties are subject to adjustments on an annual basis to reflect inflation.
European Union
Our operations involving the European Union are subject to E.U. competition rules, particularly Articles 101 and 102 of the Treaty on the Functioning of the European Union, as modified by the Treaty of Amsterdam and Lisbon. Article 101 generally prohibits and declares void any agreement or concerted actions among competitors that adversely affects competition. Article 102 prohibits the abuse of a dominant position held by one or more shipping companies. However, certain joint operation agreements in the shipping industry such as vessel sharing agreements and slot swap agreements are block exempted from certain prohibitions of Article 101 by Commission Regulation (EC) No 906/2009 as amended by Commission Regulation (EU) No 697/2014. This regulation permits joint operation of services among competitors under certain conditions, with the exception of price fixing, capacity and sales limitation and allocation of markets and customers, under certain conditions. The regulation was extended until May 2024.
Israel
Our operations in Israel are subject to Israeli competition rules, primarily the Israeli Economic Competition Law, 1988, or the Israeli Competition Law, and the regulations and guidelines thereunder. Under the Israeli Competition Law certain arrangements, known as “restrictive arrangements”, such as non-compete and exclusivity clauses, as well as other arrangements that may be deemed to undermine

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competition, such as “most-favored-nation” clauses, may create concerns under Israeli competition law and as such may require specific exemptions or approvals, and in certain cases they may be subject to “block exemptions” which automatically apply in the relevant circumstances. Our arrangements (agreements) and operations in Israel are reviewed on an ongoing basis in order to address this concern. Our cooperation with competitors is subject to the Israeli industry wide block exemption with respect to operational arrangements involving international transportation at sea, issued in 2012. Under this block exemption, sea carriers are permitted to enter into operational agreements such as VSAs, swap agreements or slot charter agreements, subject to the completion of a self-assessment confirming the satisfaction of the following conditions: (i) the restraints in the arrangement do not reduce competition in a considerable share of the market, or do not result in a substantial harm to competition in such market; (ii) the object of the arrangement is not the reduction or elimination of competition; and (iii) the arrangement does not include any restraints which are not necessary in order to fulfill its objectives. This block exemption is scheduled to expire in October 2022, and there is no assurance that it will be extended by the Israel Competition Authority.
In addition, the Israeli Competition Law sets specific limitations and restraints on entities who are defined as “monopolies” in Israel (namely entities holding a market share that is greater than 50% or entities with a significant market power). This matter too is reviewed by us on an ongoing basis and we do not think that our activities in Israel currently fall within the scope of the definition of a “monopoly”.
Generally, violations of the Israeli Competition Law may result in administrative fines and in severe cases also in criminal sanctions, all of which may apply to us or to officers and employees involved in such violations. Such violations may also serve as a basis for class actions and tort claims. In addition, agreements which violate the Israeli Competition Law may be declared void.

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MANAGEMENT
Executive officers and directors
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus:
Name	Age	Position
Executive officers
Eli Glickman	59	Chief Executive Officer and President
Xavier Destriau	48	Chief Financial Officer
Noam Nativ	50	EVP General Counsel and Company Secretary
David Arbel	61	EVP Chief Operations Officer
Yakov Baruch	53	EVP Human Resources
Eyal Ben-Amram	58	EVP Chief Information Officer
Rani Ben-Yehuda	60	EVP Cross Suez and Atlantic Trades
Saar Dotan	51	EVP Countries and Business Development
Dan Hoffmann	65	EVP Intra Asia Trade
Nissim Yochai	61	EVP Transpacific Trade
Directors
Yair Seroussi	65	Chairman of the Board
Yair Caspi(2)	48	Director
Dimitrios Chatzis(1)(2)	74	Director
Nir Epstein(2)(3)	51	Director
Flemming Robert Jacobs(1)	77	Director
Dr. Karsten Karl-Georg Liebing(1)(3)	55	Director
Birger Johannes Meyer-Gloeckner(1)(3)	43	Director
Yoav Moshe Sebba(3)	50	Director
Regina Ungar(1)(3)	57	Director

(1)
Member of our audit committee.

(2)
Member of our compensation committee.

(3)
Member of our finance committee.

Executive officers
Eli Glickman has served as our Chief Executive Officer and President since July 2017. Prior to joining us, Mr. Glickman served as Chief Executive Officer of the Israeli Electric Corporation from 2011 to 2015. Prior to that, he served as Deputy Chief Executive Officer and VP Customers of Partner — Orange Cellular Communication. Mr. Glickman holds a master of science in financial management from the University of Monterey (California) and is a graduate of Georgetown University’s International Executive Business Administration program.
Xavier Destriau has served as our Chief Financial Officer since June 2018. Prior to joining us, he worked at CMA CGM S.A. for ten years where he served as Vice President — Head of Group Financing from 2014 to 2016. Mr. Destriau has also served as Strategic Advisor to Founder and Interim CFO of LTF Partners from 2016 to 2018, an exclusive advisory firm with special expertise in emerging and frontier markets. Prior to CMA CGM S.A., Mr. Destriau served as Financial Planning and Analysis Manager for Europe at Honeywell Inc. Mr. Destriau holds an MBA degree from EM Lyon Business School and an Engineering degree from CPE Lyon.

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Noam Nativ has served as our EVP General Counsel and Company Secretary since May 2018. Prior to joining us, Mr. Nativ served as Vice President, General Counsel and Corporate Secretary of Tnuva from October 2012 to May 2018 and as a partner at the law firm of Goldfarb Seligman & Co. from 2004 to 2012. Mr. Nativ holds an LLB (magna cum laude) from The Hebrew University of Jerusalem and an LL.M. from the University of Chicago Law School and is admitted to practice law in Israel and in the State of New York.
David Arbel has served as our Executive Vice President and Chief Operations Officer since July 2015 and is responsible for our operational and procurement activities globally. Prior to joining us, Mr. Arbel served in various senior positions in the Israeli Navy and was honorably discharged after 28 years at the rank of Colonel as Head of the Planning, Maintenance and Logistics Division. Mr. Arbel holds a B.Sc. in mechanical engineering and a master’s degree in business administration and high tech management from the Technion Israel Institute of Technology.
Yakov Baruch has served as our Executive Vice President of Human Resources since August 2012. Prior to joining us, Mr. Baruch held various positions in the Israeli Navy, where he served as Deputy of the Human Resource Division from 2008 to 2011, Head of Standards and Organization Division from 2006 to 2007 and Human Resources Manager of the Navy military base in Haifa from 2004 to 2006. Mr. Baruch holds a B.A. (cum laude) in business management and behavioural science and a master's degree in business administration from the University of Beer-Sheba.
Eyal Ben-Amram has served as our Executive Vice President and Chief Information Officer since July 2015. Prior to joining us, he served as Vice President of Operations at N-trig from January 2010 to June 2015, as Vice President of Operations at Scitex Vision and Aprion Digital from 1999 to 2002, as Planning and Control manager at Scitex from 1995 to 1999 and as Senior Operational Researcher at El-Al Israel Airlines from 1990 to 1995.. Mr. Ben-Amram holds a B.Sc. with honors in industrial engineering and a master’s degree in business administration with honors from Tel Aviv University.
Rani Ben-Yehuda has served as our Executive Vice President of Cross Suez and Atlantic Trades since 2016 and has been with us since June 2012. Prior to joining us, Mr. Ben-Yehuda served as Vice President of Customer Service at MIRS Telecom and also served for 28 years in the Israeli Navy, retiring as a Rear Admiral. Mr. Ben-Yehuda holds a B.A. in economics from Haifa University and a master's degree in political science from the University of Haifa and the National Security College.
Saar Dotan has served as our Executive Vice President of Countries & Business Development since September 2018. Mr. Dotan has been at ZIM since March 2005. Since March 2007, he has served in various management positions, such as Vice President of Human Resources, Vice President of Ship Management & Chartering, Vice President of Europe Area, and he also previously served as Executive Vice President of Sales & Customer Service. Prior to joining ZIM, Mr. Dotan served in Ofer Brothers Haifa in various managerial positions, from March 1996 to February 2005. Mr. Dotan holds M.B.A and B.A in Economics from the University of Haifa.
Dan Hoffmann has been with us for over four decades, joining the agency team in 1979 and performing various operational and commercial roles. In 1995, Mr. Hoffmann relocated to Shanghai as our first representative in China. In 1998, Mr. Hoffmann led the creation of our wholly owned agency in China, and in 2001, he managed the creation of our logistics arm in China, ZIM China Logistics. In 2006, Mr. Hoffmann was transferred to Hong Kong in order to be the President of our Asia-Pacific region, and by 2016, he was appointed as the CEO of Gold Star Line, our regional carrier, a role that he currently holds. Mr. Hoffmann has a bachelor’s degree in economics and oriental studies from Haifa University and an executive degree in finance from INSEAD University.
Nissim Yochai has served as our Executive Vice President of Transpacific Trade since March 2016 and is based in our regional office in Hong Kong. He joined us in 2011 with a long record of senior managerial experience in shipping and logistics. Prior to serving in this position, Mr. Yochai served as our Vice President of Global Sales from February 2015 to March 2016 and as Vice President of Corporate Customer Relationships from December 2011 to January 2015. Before joining us, Mr. Yochai served as Managing Director of Aviv Shigur Ltd, a courier services company, and as General Manager of Fridenson Air and Ocean LTD. Mr. Yochai worked for DHL Express in a variety of commercial roles, including Commercial

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Manager for South East Europe based in Vienna and Europe Sales Performance Manager based in Brussels, among others. Mr. Yochai holds a B.A. in business and economics from Bar Ilan University in Israel and a master’s degree in business administration from New York Institute of Technology in New York.
Directors
Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016, and served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently chairman of Enlight Renewable Energy, listed on the TASE. From 2017 to 2019 he was chairman of Mediterranean Towers which is listed on the TASE. He has been a board member of Stratasys which is listed on NASDAQ since June 2017, and a member of the investment committee of Menora Mivtachim, since March 2018. Mr Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations, and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.
Yair Caspi has served as a member of our Board of Directors since August 2019. Mr. Caspi also serves as a director in Israel Corporation Ltd., in O.P.C. Energy Ltd. since 2019 and in Oil Refineries Ltd. since 2020. Mr. Caspi has served as a managing partner and senior partner at the commercial law firm of Caspi & Co. from 1998 to 2018. Mr. Caspi holds a LLB in Law and a bachelor’s degree in business administration from the Interdisciplinary Center Herzliya and an International Executive master’s degree in business administration from Northwestern University and Tel Aviv University.
Dimitrios Chatzis has served as a member of our Board of Directors since July 2014. Mr. Chatzis currently serves as the President and Managing Director of DEX Consultants S.A., which he founded in 2004. Mr. Chatzis holds diplomas in international business management and ocean & air shipping management from New York University and holds diplomas in shipping law and insurance from the Seatrade Cambridge Academy of Transport.
Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services established in 2005. Mr. Epstein holds a LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.
Flemming Robert Jacobs has served as a member of our Board of Directors since October 2014. Mr. Jacobs currently serves as a non-executive director of Danish Maritime Days, a non-profit public-private partnership between Danish Maritime, the Danish Maritime Authority and the Danish Shipowners’ Association which he founded in 2014. Mr. Jacobs holds a Commercial Diploma from HHK Copenhagen Business School and completed a Management Course at Harvard Business School.
Dr. Karsten Karl-Georg Liebing has served as a member of our Board of Directors since July 2014. Dr. Liebing has served as Managing Partner of HAMMONIA Reederei GmbH & Co. KG since 2008 and as Managing Director of HAMMONIA Reederei GmbH & Co. KG. since 2005. He has also served as a Member of the Management Board at HCI Hammonia Shipping AG since 2007 and as a Member of the Supervisory Board at HCI Capital AG since 2013. Dr. Liebing holds a bachelor’s degree in economics from the University of Hanover in Hanover, Germany and a master’s degree in business administration and doctoral degree in economics from the University of Hamburg in Hamburg, Germany.
Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst-Moritz-Arndt University in Greifswald, Germany.
Yoav Moshe Sebba has served as a member of our Board of Directors since September 2011. Mr. Sebba joined the XT Group, a global shipping and holdings company, in 1998, and currently he is serving as a

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Managing Director of its Hi-Tech Investments company. Prior to his current position, Mr. Sebba served as a partner in Yozma Venture Capital, one of Israel’s prominent venture capital funds, in which the XT Group was a founding partner. Prior to joining the XT Group, Mr. Sebba served as a project manager at one of Israel’s leading commercial banks and at a leading consulting firm. Mr. Sebba also currently serves on the boards of directors of Phytech, Sofwave, Epitomee, Healthy.io, Cymbio and Vessle. Mr. Sebba holds a bachelor’s degree in management and industrial engineering from the Technion Institute of Technology and a master’s degree in business administration from the University of Haifa.
Regina Ungar has served as a member of our Board of Directors since July 2014. Ms. Ungar provides corporate finance advisory services to the banking, real estate, industrial and service sectors. Over the last ten years, Mrs. Ungar allocated a significant part of her career to serving as an independent board member, active chairperson and chairing critical board committees in some of Israel’s largest and most complex corporations. Ms. Ungar was elected to serve on large uncontrolled company boards including ZIM. As an independent board member, Mrs. Ungar specializes and serves as a director with financial expertise of large public and government owned corporations, including Chairperson of the Board at Packer Steel leading a large scale reorganization of a NIS 500 million steel manufacturer specializing in coating and metal treatment and steel products and as a member of the Board of Directors of a number of public and private companies, including TAT Technologies, Ltd. She holds a bachelor’s degree in accounting & economics and a master’s degree in business administration from Tel Aviv University.
Corporate governance practices
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the requirement of the Companies Law to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the Board of Directors are of the same gender). In accordance with these regulations, we intend to elect to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law’s requirements will continue to be available to us so long as we comply with the following: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the requirements regarding the composition of the audit committee and the compensation committee under U.S. laws (including applicable NYSE rules) applicable to U.S. domestic issuers.
Our Board of Directors intends to adopt corporate governance guidelines to become effective following the listing of our ordinary shares on the NYSE, which will serve as a flexible framework within which our Board of Directors and its committees operate, subject to the requirements of applicable law and regulations. Under these guidelines, it will be our policy that                 .
We intend to rely on the “home country practice exemption” with respect to certain listing requirements of the NYSE, including, for example, to have a nominating committee or to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company and certain acquisitions of the stock or assets of another company). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NYSE corporate governance rules.
Board of directors
Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive

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Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Chief Executive Officer and approved by the compensation committee and the Board of Directors and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
We intend to comply with the rule of the NYSE that a majority of our directors be independent. Our Board of Directors has determined that five of our nine directors are independent under such rules. Dimitrios Chatzis, Birger Johannes Meyer-Gloeckner, Yoav Sebba and Dr. Karsten Karl-Georg Liebing are not independent.
Under our amended and restated articles of association, which will be effective upon the closing of this offering, our Board of Directors must consist of at least seven and not more than nine directors, including at least two external directors to the extent required to be appointed under the Companies Law and regulations promulgated under that law. Our Board of Directors will consist of nine directors upon the closing of this offering. Each director will hold office until the next annual general meeting of our shareholders, unless the director is removed by a majority vote of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.
In addition, our amended and restated articles of association allow our Board of Directors to appoint directors, create new directorships or fill vacancies on our Board of Directors, who will hold office until the next annual general meeting following their appointment. To the extent applicable and unless the exemptions under the Companies Law apply, external directors are elected for an initial term of three years and may be elected for up to two additional three-year terms and thereafter for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.
Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is                .
Chairperson of the Board of Directors
Our amended and restated articles of association, to be effective upon the closing of this offering, will provide that the chairperson of the board is appointed by the members of the Board of Directors and serves as chairperson of the board throughout his or her term as a director, unless resolved otherwise by the Board of Directors. Under the Companies Law, the Chief Executive Officer or a relative of the Chief Executive Officer may not serve as the chairperson of the Board of Directors, and the chairperson of the Board of Directors or a relative of the chairperson may not be vested with authorities of the Chief Executive Officer, without shareholder approval by a special majority.
External directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. The external directors must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. The Companies Law also provides that the external directors must serve on both the audit committee and the compensation committee, that the audit committee and the compensation committee must both be chaired by an external director, and that at least one external director must serve on every board committee authorized to exercise powers of the Board of Directors. Additional rules govern the term and compensation of external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related

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Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors.
Director Independence
Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our Board of Directors has determined that each of Yair Seroussi, Yair Caspi, Nir Epstein, Flemming Robert Jacobs and Regina Ungar do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined in the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Following the offering, our Board of Directors will establish an audit committee and a compensation committee that will replace our audit committee, compensation committee and finance committee currently in place. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors. Since we have opted out of the requirements of the Companies Law regarding the composition of committees, we expect that, upon the completion of this offering, the composition and functioning of all of our committees will comply with the applicable requirements of the Exchange Act, the NYSE rules, SEC rules and regulations and the applicable provisions of the Companies Law.
Audit committee
Under the Companies Law, the Board of Directors of a public company must appoint an audit committee that will comply with certain composition requirements, subject to the possibility of a company to opt out of certain Companies Law requirements under certain circumstances, as we have. Accordingly, following the offering, our audit committee will consist of                 ,                 and                 , with                 serving as Chairperson, each of whom meets the requirements for independence under the rules of the NYSE and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements in the NYSE rules and the applicable rules and regulations of the SEC. In addition, our Board of Directors has determined that each of                  and                 is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:
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Retain, oversee, compensate, evaluate and terminate our independent auditors, subject to the approval of the Board of Directors, and to the extent required, to that of the shareholders;

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approve or, as required, pre-approve, all audit, audit-related and all permitted non-audit services and related compensation and terms, other than de minimis non-audit services, to be performed by the independent registered public accounting firm;

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oversee the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and prepare such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

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review with management, and our independent auditor, as applicable, our annual, semi-annual and quarterly audited and unaudited financial statements prior to publication and/or filing (or submission, as the case may be) to the SEC;

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recommend to the Board of Directors the retention, promotion, demotion and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law;

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approve the yearly or periodic work plan proposed by the internal auditor;

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review with our general counsel and/or external counsel, as deemed necessary, legal or regulatory matters that could have a material impact on the financial statements or our compliance policies and procedures;

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establish policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers, directors, or controlling shareholders, or affiliates thereof, or transactions that are not in the ordinary course of the company’s business, and determine whether such transactions are extraordinary;

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review and approve any engagements or transactions that require the audit committee’s approval under the Companies Law;

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receive and retain reports of suspected business irregularities and legal compliance issues, and suggest to the Board of Directors remedial courses of action; and

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establish procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee operates under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the NYSE rules, the applicable rules and regulations of the SEC and the applicable provisions of the Companies Law.
Compensation committee
Under the Companies Law, the Board of Directors of a public company must appoint a compensation committee. The Companies Law provides composition requirements applicable to a compensation committee, unless a company elects to opt-out of certain Companies Law requirements, under certain circumstances, as we have. Following the offering, our compensation committee will consist of           , and                 , with                 serving as Chairperson, each of whom meets the requirements for independence under the NYSE rules and the applicable rules and regulations of the SEC.
In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
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recommend to the Board of Directors with respect to the approval of the compensation policy for directors and officers and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

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review the implementation of the compensation policy and periodically recommend to the Board of Directors with respect to any amendments or updates to the compensation policy;

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resolve whether or not to approve arrangements with respect to the terms of engagement and employment of officers and directors; and

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exempt, under certain circumstances, the compensation terms of a candidate for chief executive officer from the requirement to obtain shareholder approval.

An officer is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management — Executive Officers and Directors” is an officer under the Companies Law.
Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the NYSE rules, the applicable rules and regulations of the SEC and the provisions of the Companies Law.

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We intend to post the charters of our audit and compensation committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus.
Compensation policy under the Companies Law
In general, under the Companies Law, a public company must have a compensation policy approved by the Board of Directors after receiving and considering the recommendations of the compensation committee. Such compensation policy must be approved at least once every three years (except for the initial approval which can be made after a five-year term), first, by our Board of Directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:
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at least a majority of the shares of the non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment, which are voted against such appointment, does not exceed two percent of the aggregate voting rights in the company.

We refer to such majority as “Special Majority for Compensation”.
Under special circumstances, the Board of Directors may approve the compensation policy despite the objection of the shareholders provided that the compensation committee, and then the Board of Directors, decide, on the basis of detailed grounds and after further discussion of the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.
As described below, we will adopt a compensation policy in advance of our initial public offering, and in accordance with applicable regulations it may remain in effect for term of five years from the date we become a public company.
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.
The compensation policy must serve as the basis for decisions concerning the financial terms of engagement or employment of the directors and officers, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of engagement or employment. The compensation policy must be established and subsequently reevaluated from time to time according to certain factors, including: the advancement of the company’s objectives, business plan, and long-term strategy; the creation of appropriate incentives for directors and officers, while considering, among other things, the company’s risk management policy; the size and the nature of its operations; and with respect to variable compensation, the contribution of the director and officer towards the achievement of the company’s long-term goals, and the maximization of its profits, all with a long-term objective and according to the position of the director and officer. The compensation policy must furthermore consider the following additional factors:
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the education, skills, experience, expertise, and accomplishments of the relevant director or officer;

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the director’s or officer’s position, responsibilities, and prior compensation agreements with him or her;

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the ratio between the cost of the terms of employment of an office holder and the cost of employment of other employees of the company, including employees employed through contractors who provide services to the company, and in particular, the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the working relationship in the company;

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if the terms of engagement or employment include variable components — the possibility of reducing variable components at the discretion of the Board of Directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

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if the terms of engagement or employment include severance compensation — the term of engagement or employment of the director or officer, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:
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with regards to variable components:

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with the exception of officers who report directly to the chief executive officer, determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of a director or officer will be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such director’s or officer’s contribution to the company; and

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the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

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claw-back provisions under which the director or officer will be required to return to the company, according to terms to be set forth in the compensation policy, any amounts paid as part of his or her terms of engagement or employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

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the minimum holding or vesting period of variable equity-based components to be set in the terms of engagement or employment, as applicable, while taking into consideration long-term incentives; and

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a limit to retirement grants.

Our compensation policy
Our compensation policy, which will become effective immediately upon the closing of this offering, is designed to promote retention and motivation of directors and officers, incentivize superior individual excellence, align the interests of our directors and officers with our long-term performance, and provide a risk management tool. To that end, a portion of a director’s and officer’s compensation package is targeted to reflect our short and long-term goals, as well as individual performance. On the other hand, our compensation policy includes measures designed to reduce the director’s and officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of a director or officer, and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our directors’ and officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our directors and officers and considers the internal ratios between compensation of our directors or officers and between directors and officers and other employees. Pursuant to our compensation policy, the compensation that may be granted to a director or officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the officer’s base salary.
An annual cash bonus may be awarded to our officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our officers, other than our Chief Executive Officer, will be based on performance objectives and a discretionary evaluation of the officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to our officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation.

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The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and Board of Directors. A non-material portion of the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the Board of Directors, based on quantitative and qualitative criteria.
The equity-based compensation under our compensation policy for our directors and officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the directors’ and officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of our directors and officers in the long term. Our compensation policy provides for directors’ and officers’ compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to directors and officers shall be subject to vesting periods in order to promote long-term retention of the awarded directors and officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the director or officer.
In addition, our compensation policy contains compensation recovery, or claw-back provisions, in the event of an accounting restatement, provisions which allow us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, enable our compensation committee and Board of Directors to approve an immaterial change in the terms of employment of an officer and allow us to exculpate, indemnify, and insure our directors and officers to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our Board of Directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts set forth in our compensation policy.
Our compensation policy, which was approved by our Board of Directors and shareholders on                 , 2020, will become effective upon the closing of this offering and is filed as an exhibit to the registration statement of which this prospectus forms a part. Under the Companies Law, our compensation policy shall remain in effect for a term of five years from the closing of this offering.
Compensation of directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the Board of Directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of personal interests of a controlling shareholder and approval of certain transactions.” The company intends to update the compensation terms of its directors following this offering, subject to receipt of requisite corporate approvals.
For additional information, see “— Compensation of officers and directors.”
Internal auditor
Under the Companies Law, the Board of Directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or a director or officer or a relative of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right

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to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Ms. Simcha Dahan-Nagar currently serves as our internal auditor.
Approval of related party transactions under Israeli law
Fiduciary duties of directors and officers
The Companies Law codifies the fiduciary duties that directors and officers owe to a company.
A director’s or officer’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or officer to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. The duty of loyalty requires that a director or officer act in good faith and for the company’s benefit.
The duty of care includes a duty to use reasonable means to obtain:
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information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

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all other important information pertaining to these actions.

The duty of loyalty includes a duty to:
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refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

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refrain from any activity that is competitive with the business of the company;

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refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

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disclose to the company any information or documents relating to the company’s affairs which the director or officer received as a result of his or her position as a director or officer.

The company may approve an act specified above that would otherwise constitute a breach of the director’s or officer’s duty of loyalty, provided that the director or officer acted in good faith, the act or its approval does not harm the company and the director or officer discloses his or her personal interest a sufficient time in advance of discussion on the approval of such act.
Disclosure of personal interests of a director or officer and approval of certain transactions
The Companies Law requires that a director or officer promptly disclose to the Board of Directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Such disclosure must be made promptly and, in any event, no later than the first meeting of the Board of Directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. Except in certain circumstances, a personal interest includes the personal interest of a person for whom the director or officer holds a voting proxy or the personal interest of the director or officer with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.
If it is determined that a director or officer has a personal interest in a non-extraordinary transaction (meaning any transaction that is in the ordinary course of business, on market terms and is not likely to have a material impact on the company’s profitability, assets or liabilities), approval by the Board of Directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is not for the company’s benefit may not be approved by the Board of Directors.

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Approval first by the audit committee and subsequently by the Board of Directors is required for an extraordinary transaction (meaning, any transaction that is either not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which a director or officer has a personal interest.
Notwithstanding the foregoing, approval of compensation (including the grant of exculpation, indemnification or insurance) of an officer who is not a director requires approval first by the company’s compensation committee, then by the company’s Board of Directors, and, if such compensation arrangement is inconsistent with the company’s stated compensation policy or if the officer is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to shareholder approval by the Special Majority for Compensation. Arrangements regarding the compensation of a director require the approval of the compensation committee, Board of Directors and shareholders by ordinary majority, in that order, and under certain circumstances, also by the Special Majority for Compensation.
A director or officer who has a personal interest in a transaction which is considered at a meeting of the Board of Directors or the audit committee generally (unless it is with respect to a transaction which is not an extraordinary transaction) may not be present at such a meeting or participate in the discussion or voting on that matter, unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the Board of Directors has a personal interest in the approval of such a transaction then all of the directors may participate in discussions and vote of the audit committee or Board of Directors, as applicable, and, if a majority of the members of the Board of Directors has a personal interest, shareholder approval is also required.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above “Compensation Policy Under the Companies Law”. Additional disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest and arrangements regarding the terms of service or employment of a controlling shareholder. See below.
Disclosure of personal interests of controlling shareholders and approval of certain transactions
Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and officers also apply to a controlling shareholder of a public company. In this context, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the Board of Directors and the shareholders of the company, in that order, is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not a director or officer or (d) the employment of a controlling shareholder or his or her relative by the company, other than as a director or officer. In addition, the shareholder approval requires one of the following, which we refer to as a Special Majority:
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at least a majority of the shares held by all shareholders who do not have a personal interest in the approval of the transaction and who are present and voting at the meeting approves the transaction, excluding abstentions; or

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the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. The audit committee is also empowered to determine whether a transaction with a controlling

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shareholder is extraordinary, to establish criteria in advance for determining whether any such transaction is extraordinary and to set policies governing the process for entering into transactions with controlling shareholders.
Arrangements regarding the compensation, exculpation, indemnification or insurance of a controlling shareholder in his or her capacity as a director or officer require the approval of the compensation committee, Board of Directors and shareholders by a Special Majority.
Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and Board of Directors.
Shareholder duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
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an amendment to the company’s articles of association;

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an increase of the company’s authorized share capital;

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a merger; or

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interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.
Furthermore, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of a director or officer of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, insurance and indemnification of directors and officers
Under the Companies Law, a company may not exculpate a director or officer from liability for a breach of the duty of loyalty. An Israeli company may exculpate a director or officer in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. An Israeli company may not exculpate a director from liability arising from a breach of a director’s duty of care in connection with a distribution.
An Israeli company may indemnify a director or officer in respect of the following liabilities and expenses incurred for acts performed as a director or officer, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
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financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify a director or officer with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the Board of Directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to

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conduct such investigation or proceeding, provided that no indictment was filed against such director or officer as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) in connection with a monetary sanction;
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reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;

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expenses, including reasonable litigation expenses and legal fees, incurred by a director or officer in relation to an administrative proceeding instituted against such director or officer, or certain compensation payments made to an injured party imposed on a director or officer by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law of 1968 (the “Israeli Securities Law”); and

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any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify a director or officer of the Company.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer if and to the extent provided in the company’s articles of association:
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a breach of the duty of loyalty to the company, to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the director or officer;

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a financial liability imposed on the director or officer in favor of a third-party; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the director or officer as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure a director or officer against any of the following:
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a breach of the duty of loyalty, except to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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a breach of the duty of care committed intentionally or recklessly;

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an act or omission committed with intent to derive illegal personal benefit; or

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a fine, monetary sanction or forfeit levied against the director or officer.

Under the Companies Law, exculpation, indemnification and insurance of directors and officers must be approved by the compensation committee and the Board of Directors (and, with respect to directors and the Chief Executive Officer, by shareholders and in certain cases by a Special Majority for Compensation). However, under regulations promulgated under the Companies Law, the insurance of directors and officers will not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, the compensation policy was approved by the shareholders by the Special Majority for Compensation, and the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association currently in effect allows us to exculpate, indemnify and insure our directors and officers for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being a director or officer to the fullest extent permitted by law. Our amended and restated articles of association to be in effect following the completion of this offering will provide the same. Our directors and officers are currently covered by a directors and officers’ liability insurance policy.

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We have entered into agreements with each of our directors and officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the Board of Directors based on our activities, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances.
In the opinion of the SEC, indemnification of directors and officers for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
Code of business conduct and ethics
We have a Code of Ethics currently in effect, and will amend it (effective prior to the consummation of this offering) so that it complies with requirements of the SEC and the NYSE. The Code of Ethics is applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Ethics will be posted on our website at www.zim.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.
Compensation of officers and directors
The aggregate compensation paid and share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers with respect to the year ended December 31, 2019 was $10,400,000. This amount includes $1,000,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to directors and officers, and other benefits commonly reimbursed or paid by companies in our industry.
For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law will require us, after we become a public company, to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our 2020 annual meeting of shareholders, which will be furnished under cover of a Form 6-K, and we may elect to provide such information at an earlier date.
Employment agreements with executive officers
We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding confidentiality, non-competition/non-solicitation and ownership of intellectual property. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States and possibly elsewhere is subject to limitations.
In addition, our executive officers who are employed in our headquarters in Israel enjoy other standard terms offered to senior managers in the Israeli market such as annual vacation days and annual sick days in excess of the statutory quota, and coverage of car expenses.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Furthermore, all of our executive officers have received indemnification letters from us, are entitled to annual bonus (subject to the discretion of our compensation committee and board and to meeting required KPIs) and participate in our long term equity incentive plan which we adopted in 2018, and are also entitled to certain additional benefits such as pension, life and health insurance and holiday gifts, as well as coverage of business expenses incurred in the course of their performance of their work.
In addition, we are required to provide notice prior to terminating the employment of our executive officers, generally between three to six months, other than in the case of a termination under circumstances which deprive the executive officer of severance pay under Israeli law, a breach of trust, or the executive officer’s breach of the terms of confidentiality, non-competition/non-solicitation or ownership of intellectual property provisions of the relevant employment agreement.
Share option plans
2018 Share Option Plan
We adopted the 2018 Share Option Plan, or the Option Plan, pursuant to which we issued options to purchase ordinary shares of the Company, then representing approximately 5% of the Company’s issued share capital, to certain employees of the Company and its direct or indirect subsidiaries, or the Participants and the Group, respectively. All the options were granted at an exercise price of $10.00 per ordinary share (which will become $1.00 per ordinary share after giving effect to the Pre-IPO Share Split) and they vest over a four-year period in a manner that 50% of the options granted vested on May 24, 2020; 25% of the options granted will vest on May 24, 2021 and the remaining 25% of the options granted will vest on May 24, 2022, all subject to the continuous employment or service of the Participants with the Group. The vesting of the options will automatically accelerate upon the consummation of an M&A transaction within the meaning of such term in the Option Plan. The exercise of the options will be by way of a cashless mechanism only. The Options are subject to customary adjustments including in connection with changes in capitalization, rights offering, dividend and changes in the organizational structure. The options expire on the sixth anniversary of their date of grant (i.e., May 24, 2024), subject to certain extension if the expiration date falls during a “blackout” period. The administrator of the Option Plan has discretion to extend the term of the options by up to two (2) periods of one (1) year each. Our Board of Directors, or a committee appointed by the board will have the power to administer the Option Plan, subject to applicable law.
2020 Share Incentive Plan
We have also adopted the 2020 Share Incentive Plan, or the Incentive Plan, which shall become effective immediately following the pricing of this offering and subject to its consummation. Pursuant to the Incentive Plan, we may issue ordinary shares or restricted ordinary shares, options to purchase ordinary shares, restricted share units or any other share-based award, or collectively, the Awards, to certain key employees, officers, directors, consultants and advisors of the Company and its direct or indirect subsidiaries, or the Participants and the Group, respectively. The Awards to be granted will have an exercise price equal to the average closing price per ordinary share on the stock exchange in which the ordinary shares are principally traded over the thirty (30) day calendar period preceding the subject date (unless otherwise determined by the Board of Directors). Unless otherwise determined by the Board of Directors, 25% of the Awards will vest upon the first anniversary of the vesting commencement date determined by the Board of Directors and 6.25% of the Awards will vest at the end of each three (3) month period following such first anniversary, such that 100% of the Awards will vest upon their fourth anniversary of the vesting commencement date, subject to the Participant’s continued employment or service (as applicable). The vesting of the Awards will automatically accelerate upon the occurrence of certain Corporate Events, as such term is defined in the Incentive Plan. The exercise of options and (if and to the extent applicable) restricted share units shall be made by way of a “cashless” exercise, subject, in case of 102 Trustee Awards to a specific ITA ruling (to the extent required). The Company may apply in its sole discretion additional procedures and requirements in connection with the exercise or sale mechanism of Awards by any Participant. The Awards are subject to customary adjustments including in connection with changes in capitalization, rights offering and distribution of cash dividends. The Awards expire on the tenth anniversary of their date of grant, subject to early termination and acceleration provisions. Our Board of Directors will have the power to administer the Incentive Plan, subject to applicable law.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Reservation of Ordinary Shares (Pool)
Our Board of Directors has further approved the reservation of a maximum aggregate number of 100,000 ordinary shares of the Company (after giving effect to the Pre-IPO Share Split, the maximum aggregate number of shares under the pool shall be 1,000,000), which shall be available for issuance under either the Option Plan or the Incentive Plan, at the sole discretion of the Company’s Board of Directors with respect to any such issuance and its terms. We currently anticipate that                 of such ordinary shares will be issued in respect of certain grants to our officers and/or directors assuming an initial offering price of $       per share (the midpoint of the range of the estimated initial public offering price range set forth on the cover page of this prospectus).

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus and after this offering by (i) each person or entity known by us to own beneficially own 5% or more of our outstanding shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group. The table also gives effect to the Pre-IPO Share Split as if such distribution of shares had been effective as of the dates indicated.
The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2020, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on 100,000,000 ordinary shares outstanding as of December 31, 2020, after giving effect to the Pre-IPO Share Split. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under the heading “Certain relationships and related party transactions.”
As of December 31, 2020, and to the best of our knowledge, there were no holders of record of our ordinary shares in the United States.
All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares other than the State of Israel as holder of the Special State Share. See “Description of share capital — Amended and restated articles of association — Voting.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each director’s, officer’s and shareholder’s address is ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, Matam Scientific Industries Center, P.O. Box 1723, Haifa 3101601, Israel.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
	Shares Beneficially Owned Prior to Offering(6)		Shares Beneficially Owned After Offering		Special State Share
Name of Beneficial Owner	Number	%	Number	%	Number	%
Principal Shareholders
Kenon Holdings Ltd.(1)	32,000,000	32.0%			—	—
Deutsche Bank AG — London Branch(2)	16,086,980	16.1%			—	—
Danaos Corporation(3)	10,186,950	10.2%			—	—
KSAC Europe Investments, S.a.r.l(4)	5,016,530	5.0%			—	—
State of Israel(5)	—	—	—	—	1	100%
Executive Officers and Directors
Eli Glickman					—	—
Xavier Destriau					—	—
David Arbel					—	—
Yakov Baruch					—	—
Eyal Ben-Amram					—	—
Rani Ben-Yehuda					—	—
Saar Dotan					—	—
Dan Hoffmann					—	—
Noam Nativ					—	—
Nissim Yochai					—	—
Yair Seroussi					—	—
Yair Caspi					—	—
Dimitrios Chatzis					—	—
Nir Epstein					—	—
Flemming Robert Jacobs					—	—
Dr. Karsten Karl-Georg Liebing					—	—
Birger Johannes Meyer-Gloeckner					—	—
Yoav Moshe Sebba					—	—
Regina Ungar					—	—
All executive officers and directors as a group (19 persons)					—	—

*
Less than 1%.

(1)
Kenon Holdings Ltd., or Kenon, is a publicly traded corporation (NYSE and TASE: KEN). The address for Kenon Holdings Ltd. is 1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192.

(2)
Deutsche Bank AG — London Branch is a publicly traded corporation (FRA: DBK; NYSE: DB). The address for Deutsche Bank AG — London Branch is Taunusanlage 12, 60325 Frankfurt am Main, Germany.

(3)
Danaos Corporation is a publicly traded corporation (NYSE: DAC). The address for Danaos Corporation is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

(4)
KSAC Europe Investments, S.a.r.l (“KSAC”) is a registered investment advisor. Such ordinary shares are jointly held by King Street Capital Management, L.P. (“KSCM”), King Street Capital Management GP, L.L.C. (“KSCM GP”) and Brian J. Higgins. KSCM is a registered investment advisor. As of December 31, 2020, after giving effect to the Pre-IPO Share Split, KSCM may be deemed to have beneficially owned, and to share voting and dispositive power over, a total of 5,016,530 of our ordinary shares held by KSAC. KSCM GP is the sole general partner of KSCM. By virtue of its relationship with KSCM, as of December 31, 2020, after giving effect to the Pre-IPO Share Split, KSCM GP may be deemed to have beneficially owned, and to share voting and dispositive power over, the 5,016,530 ordinary shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2020. Mr. Higgins is the managing member of KSCM GP. By virtue of his relationship with such entities,

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
as of December 31, 2020, after giving effect to the Pre-IPO Share Split, Mr. Higgins may be deemed to beneficially own, and to share voting and dispositive power over, the 5,016,530 ordinary shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2020, after giving effect to the Pre-IPO Share Split. The address for KSAC Europe Investments, S.a.r.l is 1A, rue Thomas Edison, Strassen, Luxemburg L-1445, Luxembourg.
(5)
For a description of the different voting rights held by the holder of the Special State Share, see “Description of share capital — The Special State Share.”

(6)
Gives effect to the Pre-IPO Share Split, which will become effective immediately following pricing and prior to the consummation of this offering. See “Prospectus summary — Recent developments — Pre-IPO share split.”

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.
Approval of related party transactions
See “Management — Approval of related party transactions under Israeli law” for more information.
Vessels chartered-in from interested and related parties
We have been chartering in vessels from corporations affiliated with Kenon and/or its controlling shareholders. All such charters were approved as non-extraordinary transactions within the meaning of such term in the Companies Law (i.e., transactions conducted in the ordinary course of business, on market terms and which do not have a material influence over our assets, liabilities or profits). The aggregate amount paid in connection with these charters during the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020 was $26.4 million, $25.9 million, $22.3 million and $19.4 million, respectively.
We have been chartering in vessels from corporations affiliated with the Danaos Corporation. Dimitrios Chatzis, who serves as a director on our Board of Directors, is the father of the CFO of the Danaos Corporation. All such charters that were approved following the appointment of Mr. Chatzis to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020 was $26.9 million, $36.5 million, $41.4 million and $22.5 million, respectively.
We have been chartering in vessels from corporations affiliated with the Conti Group. Birger Johannes Meyer-Gloeckner, who serves as a director on our Board of Directors, also serves as a Senior Executive Manager of the Conti Group. All such charters that were approved following the appointment of Mr. Meyer-Gloeckner to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020 was $8.9 million, $11.2 million, $13.9 million and $15.8 million, respectively.
We have been chartering in vessels from, engaging in certain commercial management services with, and providing operating services to, corporations affiliated with Hammonia Reederei GmbH & Co. KG, or Hammonia, and Peter Doehle. Hammonia is a partnership in which one of the three main partners until February 2019 was Peter Doehle. Dr. Karsten Karl-Georg Liebing, who serves as a director on our Board of Directors, holds a minority interests in, and serves as one of the managing directors of, Hammonia. All such engagements that were approved following the appointment of Dr. Liebing to our Board of Directors, were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. The aggregate amount paid in connection with these charters during the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020 was $36.9 million, $53.1 million, $41.7 million and $6.7 million, respectively.
Internal Procedure for the Approval of Non-Extraordinary Transactions for the Charter of Vessels (the “Procedure”)
Pursuant to the Companies Law, Extraordinary Transactions (as defined below) of a public company with its controlling shareholder or with another person in which the controlling shareholder has a personal interest require a special set of approvals, including by the public company’s shareholders by a special majority. On November 29, 2020 our Board of Directors approved, following the approval of our Audit Committee on November 27, 2020, the Procedure, which sets forth certain parameters for the classification of charter transactions with Related Parties as non-Extraordinary Transactions, effective immediately after pricing of this offering and subject to its consummation.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
To the extent Kenon (or any other shareholder) is deemed to be a Controlling Shareholder of the Company following this offering, including in a case where Kenon holds 20% or more of the voting rights in the Company and no other shareholder holds more than 50% of the voting rights, such shareholder will be deemed to be a Controlling Shareholder of the Company for the purpose of the special approvals required under Chapter V of the Companies Law. This Procedure is intended to set the guidelines for the approval of the chartering of vessels from Kenon or from other persons in which Kenon has a personal interest (collectively, the “Related Party”) as non-Extraordinary Transactions.
For the purpose of the Procedure, the following definitions shall carry the respective meanings set forth below:
“Controlling Shareholder” — a Holder of Control, including a person who Holds 25% or more of the voting in the Company’s general meeting, assuming there is no other person who Holds more than 50% of the voting rights in the Company. For the purpose of “Holding”, two or more persons, who Hold voting rights in the Company and each of which has a Personal Interest in the approval of the Transaction being brought for the approval of the Company, shall be considered to be joint holders.
“Control” — means the ability to direct the Company, or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise, excluding an ability derived merely from serving as a director or in another office in the Company, and a person shall be presumed to control the Company if such person holds 50% or more of a certain type of means of control of the Company.
“Holdings” — with regard to securities or voting powers, etc., means either separately or jointly, directly or indirectly, through a trustee, trust company, nominee company or in any other manner; with regard to holding or an acquisition by a company, such term also includes holdings by a subsidiary or an affiliate company; and with regard to holdings or an acquisition by an individual, such individual and family members who reside with that individual, or if the main source of income of such individual and/or family member(s) is dependent on the other, such persons shall be considered as one person.
“Extraordinary Transaction” — means a Transaction meeting at least one of the following characteristics: (i) not in the ordinary course of the Company’s business; (ii) not on market terms; or (iii) likely to have a material impact on the Company’s assets, liabilities or profits. The following are the parameters for the classification of charter transactions from Related Parties as non-Extraordinary Transactions:
1.
The Audit Committee and the Board of Directors have determined that chartering of vessels is conducted in the ordinary course of the Company’s business and in the shipping industry as a whole.

2.
The contemplated charter must be compatible with the Company’s operational and business needs (including age, size, technical specifications, original designation, charter period, etc.), all in the Company’s sole discretion, given the Company’s work and strategic plans.

3.
The cumulative number of vessels that are chartered in from the Related Parties shall not exceed: (A) in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of 100 vessels or less, the lower of (i) 20 vessels or (ii) 25% of the total fleet; and (B) in the event the total fleet of the Company (either owned vessels or chartered vessels) consists of more than 100 vessels, 25% of the total fleet.

4.
The scope of the contemplated charter from the Related Party at the date of approval of the said charter must meet the following cumulative parameters:

•
The total charter obligations of the Company from the relevant charter transaction with the Related Party divided by the Company’s total charter obligations from all vessels chartered by the Company, including the charter proposed to be approved with the Related Party, shall not exceed 5%. For the purpose of this parameter, the last contractually agreed upon charter periods, including any option periods, shall be taken into account in the calculation of the charter costs.

•
The total charter obligations of the Company from all vessels chartered from the Related Party (including the contemplated charter) divided by the Company’s total charter obligations from all

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Pursuant to 17 C.F.R. Section 200.83
vessels chartered by the Company (including from Related Parties) shall not exceed 22%. For the purpose of this parameter, the last contractually agreed upon charter periods, including any option periods, shall be taken into account in the calculation of the charter costs.
5.
Charters from the Related Parties shall be made on market terms, which shall be determined based on relevant market data concerning the most recent charter transactions in the market of similar nature, and on the experience and expertise of the members of the Audit Committee and the Board. In the determination of similar charters, the Audit Committee and Board of Directors will take into account the use of vessels as similar as possible to the vessel involved in the contemplated charter, and relevant parameters including: age, size, technical specifications, charter speed, fuel consumption, etc., all subject to necessary adjustments.

6.
The Audit Committee will review the Procedure on an annual basis in order to confirm the parameters detailed therein comply with the classifications of the charters of vessels from Related Parties as non-Extraordinary Transactions.

Transportation of containers
We provide services for the transportation of containers to ICL Group and the Oil Refineries Ltd. (Bazan) Group, which are corporations affiliated with Kenon and/or its controlling shareholder. All such services were approved as non-extraordinary transactions within the meaning of this term in the Companies Law and in the aggregate constitute less than 0.5% of our revenues for each of the respective years 2017, 2018 and 2019, and the nine months ended September 30, 2020.
On            , 2020, our shareholders approved, following the approval of our Audit Committee and Board of Directors, the terms of engagement with corporations within the ICL Group and the Oil Refineries Ltd. (Bazan) Group for the provision of services for the transportation of containers, which shall become effective after the pricing of this offering and subject to its consummation, and for a 5-year period.
The following terms of engagement shall apply only to the extent Kenon is deemed to be a controlling shareholder of us following the offering. It is noted that pursuant to the Companies Law, a Controlling Shareholder for the purpose of approving related party transactions also includes a person holding 25% of a company’s voting rights, if no other person holds more than 50% of said company’s voting rights. For the sake of caution, the Board of Directors approved, following the approval of the Audit Committee, that Kenon shall be deemed a controlling shareholder for the purpose such engagements, if Kenon holds 20% or more of the voting rights in us and no other shareholder will hold more than 50% of the voting rights). The following are the said terms for engagement:
•
The services to be provided by us may include transportation of containers services, including related land transportation, custom clearance, demurrage and detention services;

•
Each engagement shall reflect, upon the date of the engagement, based on a reasonable best estimate of us, at minimum, either (i) a positive net operating revenue, or (ii) a positive return on variable costs for us;

•
All the transactions entered into during a specific calendar year, on an aggregate basis, will result in a net profit to us;

•
The maximum payment for all such services shall not exceed $20 million per year, while a deviation of up to $5 million between the years shall not be considered as a breach of this condition. In any event, the overall payment during the 5-year term of the resolution will not exceed $100 million;

•
The specific transactions entered into by us in accordance with this resolution will be reviewed by the Audit Committee on a semi-annual basis, which will supervise the implementation of this resolution as well as analyze the actual profitability of us from these transactions on an annual basis and will have the authority to instruct the cessation of such engagements or propose amendments to this resolution to our shareholders;

•
The terms of engagement will be in effect for a period of 5 years following the offering.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Other shipping related services
We provide from time to time certain services to affiliates of Kenon and its controlling shareholder, including among other things, certain insurance agency services provided by our subsidiary, Ramon-Granit Insurance Agency (1994) Ltd., container, repair, maintenance and sale services via our wholly-owned subsidiary, Gal Marine Ltd., certain port services (including husbanding services) to the XT Group (which is jointly controlled by a foreign discretionary trust, whose prime beneficiary may be deemed to be the controlling shareholder of Kenon) in Sri Lanka via our agency located in Sri Lanka and certain electronic equipment, via our wholly-owned subsidiary, Alhoutyam Ltd. In addition, we receive certain land-based transport services from Israel Railways Ltd., who works with four logistics vendors, one of which is ICL. We work with all four of these vendors, allocating our containers between the vendors based on their commissions and the quantities allocated to us. All the above-mentioned transactions were approved as non-extraordinary transactions within the meaning of this term in the Companies Law. In the aggregate, the above-mentioned services provided and services received, constitute less than 0.1% of our revenues and our operating expenses, respectively, in each of the years 2017, 2018 and 2019 and the nine months ended September 30, 2020.
Relationship with Kenon Holdings Ltd.
Following the consummation of this offering, Kenon will beneficially own approximately    % of our outstanding ordinary shares and voting power or    % of our outstanding ordinary shares and voting power if the underwriters exercise their option in full. Kenon’s ownership of our shares is subject to the terms and conditions of the Special State Share, which limit Kenon’s ability to transfer its equity interest in us to third parties. The holder of our Special State Share has granted a permit, or the Permit, to Kenon and Mr. Idan Ofer, individually and collectively referred to in this paragraph as a “Permitted Holder” of our shares, pursuant to which the Permitted Holders may hold 24% or more of the means of control of us (but no more than 35% of the means of control of us), and only to the extent that this does not grant the Permitted Holders control in us. The Permit further stipulates that it does not limit the Permitted Holder from distributing or transferring our shares. However, the terms of the Permit provide that the transfer of the means of control of us is limited in instances where the recipient is required to obtain the consent of the holder of our Special State Share, or is required to notify the holder of our Special State Share of its holding of our ordinary shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the Permit provide that, if Idan Ofer’s holding interest in Kenon, directly or indirectly, falls below 36% or if Idan Ofer ceases to be the sole controlling shareholder of Kenon, then the shares held by Kenon will not grant Kenon any right in respect of its ordinary shares that would otherwise be granted to an ordinary shareholder holding more than 24% of our ordinary shares (even if Kenon holds a greater percentage of our ordinary shares), until or unless the State of Israel provides its consent, or does not object to, such decrease in holding interest or control in Kenon. “Control”, for the purposes of the Permit, shall bear the meaning ascribed to it in the Permit with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or us. According to the Permit, the obligations of the Permitted Holder under the Permit will apply only for as long as the Permitted Holder holds more than 24% of our shares.
Registration rights
Certain of our existing shareholders, holding approximately       shares, after giving effect to the Pre-IPO Share Split, representing approximately    % of our ordinary shares outstanding prior to this offering, are party to a Registration Rights Agreement dated as of July 16, 2014. Pursuant to this agreement, after 180 days following the date of this prospectus, the shareholders party thereto are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. In addition, these holders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions.
Rights of appointment
Our current Board of Directors consists of nine directors. Pursuant to our articles of association in effect prior to the consummation of this offering, certain of our shareholders had rights to appoint members

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
of our Board of Directors. All rights to appoint directors will terminate upon the closing of this offering, although currently-serving directors who were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders. We are not a party to, and are not aware of, any voting agreements among our shareholders.
Agreements with directors and officers
Employment agreements.   We have entered into written employment agreements with each of our officers. See “Management — Employment agreements with executive officers.”
Former Chairman’s compensation.   The compensation previously paid to Mr. Aharon Fogel for his service as the chairman of our Board of Directors consisted of a monthly fee of NIS 175,120 plus VAT (approximately $50,000) which includes the grossed up amount of the value of the car used by Mr. Fogel, as well as reimbursement for all reasonable office expenses, as customary in the Company. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders. Following the notification of Mr. Aharon Fogel of his retirement as a director and as chairman effective as of October 5, 2020, our compensation committee, audit committee, Board of Directors and the general meeting of our shareholders recommended and approved the payment of a retirement grant to Mr. Fogel in the amount of NIS 700,000 (approximately $203,000), equivalent to the cost of Mr. Fogel’s services to the Company for a four-month period, as well as VAT, to the extent applicable.
Current Chairman’s compensation.   The compensation paid to Mr. Yair Seroussi for his service as the chairman of our Board of Directors consists of a monthly fee of NIS 163,400 plus VAT (approximately $47,000) which includes the grossed up amount of the value of the car used by Mr. Seroussi, as well as reimbursement for all reasonable office expenses, as customary in the Company. The term of our chairman services agreement with Mr. Seroussi is for a period of three years, subject to the his re-election by the general meeting of shareholders as required by applicable law and our articles, or until terminated earlier in accordance with the provisions of the chairman services agreement. Mr. Seroussi is further entitled to a notice period of 90 days. The above compensation was recommended by our compensation committee and approved by our audit committee, Board of Directors and shareholders.
Directors’ compensation.   Our directors receive an annual fee in the amount of $100,000 as well as payment per participation in meetings of the Board of Directors and its committees in the amount of $2,000 per meeting. Such amount is subject to VAT payment to the extent applicable. The participation fee for meetings held without actual convening of the directors is reduced by 50% and for meetings held via media communications by 40%. The directors are also entitled to reimbursement for reasonable expenses incurred as part their service as our directors, including, among other things, travel expenses, allowance for daily living expenses, and air travel business expenses.
Exculpation, indemnification and insurance.   We have entered into agreements with our directors and officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law (subject to certain exceptions), including with respect to liabilities resulting from our initial public offering to the extent that these liabilities are not covered by insurance. We have also entered into certain directors’ and officers’ liability insurance policies. See “Management — Exculpation, insurance and indemnification of directors and officers.”
For further information regarding the compensation arrangements with our directors and officers, see “Management―Compensation of officers and directors,” “Management―Employment and consulting agreements with executive officers” and “Management―Share option plans.”

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DESCRIPTION OF SHARE CAPITAL
The following descriptions of share capital and provisions of our amended and restated articles of association are summaries and are qualified by reference to the amended and restated articles of association of the company to be effective upon the closing of this offering. A copy of this document will be filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.
Share capital
Upon the closing of this offering our authorized share capital will consist of 350,000,001 ordinary shares, no par value, of which           shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase           additional ordinary shares), and one Special State Share, no par value, issued and outstanding.
All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and will not have any preemptive rights.
Registration number and purposes of the company
Our registration number with the Israeli Registrar of Companies is 52-001504-1. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.
Voting rights and conversion
All ordinary shares will have identical voting and other rights in all respects.
Transfer of shares
Our fully paid ordinary shares are issued in registered form and, subject to the limitations imposed by the Special State Share as detailed below, may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.
Election of directors
Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors, to the extent applicable, described under “Management — External directors.”
Under our amended and restated articles of association, our Board of Directors must consist of not less than seven but no more than nine directors, not including two external directors, to the extent applicable. Pursuant to the Companies law, other than the external directors, for whom special election requirements apply, directors are appointed at the annual meeting of our shareholders by a simple majority vote of holders of our ordinary shares, participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our Board of Directors to appoint new directors and appoint directors to fill vacancies on the Board of Directors to serve until the next annual meeting of shareholders to be held following their appointment. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law.
Dividend and liquidation rights
We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. In accordance with the Companies Law and our amended and restated articles of

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association, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company.
Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria with court approval. In each case, we are only permitted to distribute a dividend if our Board of Directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Shareholder meetings
Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as extraordinary general meetings. Our Board of Directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our Board of Directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our Board of Directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power. One or more shareholder holding at least 1% of the voting rights in the general meeting is entitled to request the company’s Board of Directors to include a proposal on the agenda of a general meeting, provided that the proposal is appropriate to be discussed at a general meeting. Regulations promulgated under the Companies Law provide that such a request may be provided within three to seven days following the convening of the general meeting depending on the item.
Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the Board of Directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:
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amendments to our articles of association;

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appointment or termination of our external auditors;

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appointment of external directors;

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approval of certain related party transactions;

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increases or reductions of our authorized share capital;

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a merger;

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the exercise of our board of director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management; and

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certain liquidation events.

The Companies Law requires that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with directors or officers or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

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Under the Companies Law and under our amended and restated articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.
Voting rights
Quorum requirements
Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Although we are a foreign private issuer and could elect to follow our home country practice in respect of quorum requirements, in our amended and restated articles of association, we intend to adopt typical quorum requirements for domestic U.S. listed public companies for general meetings of shareholders . The necessary quorum for a general meeting of shareholders will be two shareholders who together represent at least one-third of the voting rights of our ordinary shares entitled to vote at the meeting, present in person or by proxy. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any single shareholder present in person or by proxy shall constitute a lawful quorum.
Vote requirements
Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) requires a special majority approval, and (iii) approval of certain compensation-related matters require the approval described above under “Management — Approval of related party transactions under Israeli law”. Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, which requires the approval of holders of 75% or more of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of the majority of holders (by head count) holding 75% or more of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.
Registration rights
For a discussion of registration rights we have granted to our existing shareholders prior to this offering, please see “Certain relationships and related party transactions — Registration rights.”
The Special State Share
When the State of Israel sold 100% of its interest in us in 2004 to Israel Corporation Ltd., we ceased to be a “mixed company” (as defined in the Israeli Government Companies Law, 5735-1975) and issued a Special State Share to the State of Israel whose terms were amended as part of the Company’s 2014 debt restructuring. The objectives underlying the Special State Share are to (i) safeguard our existence as an Israeli company, (ii) ensure our operating ability and transport capacity so as to enable the State of Israel to effectively access a minimal fleet in a time of emergency or for national security purposes and (iii) prevent elements hostile to the State of Israel or elements liable to harm the State of Israel’s interest in the Company or its foreign or security interests or its shipping relations with foreign countries, from having influence on our management. The key terms and conditions of the Special State Share include the following requirements:

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We must be, at all times, a company incorporated and registered in Israel, with our headquarters and principal and registered office domiciled in Israel.

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Subject to certain exceptions, we must maintain a minimal fleet of 11 seaworthy vessels that are fully owned by us, either directly or indirectly through our subsidiaries, at least three of which must be capable of carrying general cargo. Subject to certain exceptions, any transfer of vessels in violation thereof shall be invalid unless approved in advance by the State of Israel pursuant to the mechanism set forth in our amended and restated articles of association. Currently, as a result of waivers received from the State of Israel, we own fewer vessels than the minimum fleet requirement.

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At least a majority of the members of our Board of Directors, including the chairperson of the board and our chief executive officer, must be Israeli citizens.

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The State of Israel must provide prior written consent for any holding or transfer of shares that confers possession of 35% or more of our issued share capital, or that provides control over us, including as a result of a voting agreement.

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Any transfer of shares that confers its owner with a holding of more than 24% but not more than 35% of our issued share capital will require an advance notice to the State of Israel which will include full details regarding the proposed transferor and transferee, the percentage of shares to be held by the transferee after the transfer and relevant details regarding the transaction, including voting agreements and agreements for the appointment of directors (if any). If the State of Israel shall be of the opinion that the transfer of shares may possibly harm the security interests of the State of Israel or any of its vital interests or that it has not received the relevant information for the purpose of reaching its decision, the State of Israel shall be entitled to serve notice, within 30 days, that it objects to the transfer, giving reason for its objection. In such circumstances, the party requesting the transfer may initiate proceedings in connection with this matter with the competent court, which will consider and rule on the matter.

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The State of Israel must consent in writing to any winding-up, merger or spin-off, except for certain mergers with subsidiaries that would not impact the Special State Share or the minimal fleet.

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We must provide governance, operational and financial information to the State of Israel similar to information that we provide to our ordinary shareholders. In addition, we must provide the State of Israel with particular information related to our compliance with the terms of the Special State share and other information reasonably required to safeguard the State of Israel’s vital interests.

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Any amendment, review or cancellation of the rights afforded to the State of Israel by the Special State Share must be approved in writing by the State of Israel prior to its effectiveness.

Other than the rights enumerated above, the Special State Share does not grant the State any voting or equity rights. The full provisions governing the rights of the Special State Share appear in our amended and restated articles of association. We report to the State of Israel on an ongoing basis in accordance with the provisions of our amended and restated articles of association. Certain asset transfer or sale transactions that in our opinion require approval, have received the approval of the State (either explicitly or implicitly by not objecting to our request).
For information on the risks related to the State of Israel’s ownership of the Special State Share, see “Risk factors — The State of Israel holds a Special State Share in us, which imposes certain restrictions on our operations and gives Israel veto power over transfers of certain assets and shares above certain thresholds, and may have an anti-takeover effect.”
Forum selection
Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act or the Exchange Act, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our amended and restated articles of association further provide that unless we

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consent in writing to the selection of an alternative forum, the Haifa District Court will be the exclusive forum for the following: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, to us or to our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law of 1968. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares will be deemed to have notice of and consented to the above provisions.
Acquisitions under Israeli law
Full Tender Offer.   A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may stipulate in the tender offer document that a shareholder who accepts the offer waives its appraisal rights. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.
Special Tender Offer.   The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).
If a special tender offer is accepted, shareholders who did not respond to the tender offer or that had objected to it may accept the offer within four days following the expiration of the offer.
In the event that a special tender offer is accepted, the purchaser or any affiliate thereof may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless they undertook to effect such an offer or merger in the initial special tender offer document.

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Merger.   The Companies Law permits merger transactions if approved by each party’s Board of Directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger voted on the merger. The Board of Directors of a merging company is required pursuant to the Companies Law to determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors. If the Board of Directors determines that such a concern exists, it may not approve a proposed merger.
A merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.
Anti-takeover measures under Israeli law
The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights.
As of the closing of this offering, no preferred shares will be issued and outstanding under our amended and restated articles of association. In the future, if we do create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting.
Transfer agent and registrar
The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC (AST). Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8217.
Listing
We intend to apply to have our ordinary shares listed on the NYSE under the symbol “ZIM”.

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SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our ordinary shares. Future shares of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our ordinary shares or impair our ability to raise equity capital.
Upon completion of this offering, we will have an aggregate of                 ordinary shares outstanding, or           ordinary shares if the underwriters exercise their option to purchase addition ordinary shares in full. Of these shares, the           shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining 100,000,000 shares, representing    % of our outstanding shares, will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including, to the extent applicable, the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
Lock up agreements
We, our executive officers and directors, and the holders of approximately    % of our ordinary shares outstanding immediately prior to this offering, have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus. For more information, see “Underwriting.”
Eligibility of restricted shares for sale in the public market
The 100,000,000 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, certain of which sales of ordinary shares will be subject to volume restrictions discussed below under “— Rule 144.”
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. As affiliates of ours, commencing after the expiration or waiver of the lock-up agreements described above, will each be able to sell shares that it holds pursuant to the exemption described in this paragraph.

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Options
Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our share option plan. The registration statement on Form S-8 will become effective automatically upon filing.
Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock up agreements expire.
Registration rights
After 180 days following the effective date of this prospectus, the holders of approximately    % of our ordinary shares outstanding prior to this offering are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See “Certain relationships and related party transactions — Registration rights.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

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TAXATION
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli tax considerations
The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which change could affect the tax consequences described below.
General corporate tax in Israel
Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Taxation of our shareholders
Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel under certain conditions. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2020).
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli tax, provided that, among other conditions, (i) the shares were not held through a permanent establishment that the non-resident maintains in Israel; (ii) the shares were not acquired from a relative, and (iii) the capital gain did not derive from sale of shares of a company, which on the date of their purchase and during a two-years period prior to their sale, the main value of the assets held by such company, whether directly or indirectly, results from (a) rights in real estate or in a real estate association (as defined in the Income Tax Ordinance (New Version), 1961); (b) rights to use real estate or any asset

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attached to land; (c) rights to exploit natural resources in Israel; or (d) rights to produce from land in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange or disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer should be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.
In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.
Taxation of non-Israeli shareholders on receipt of dividends.   Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.
Excess Tax.   Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2019 on annual income exceeding a certain threshold (NIS 651,601 for 2020, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.
Estate and gift tax.   Israeli law presently does not impose estate or gift taxes.
U.S. federal income taxation
The following is a description of the material U.S. federal income tax consequences to Holders described below of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our ordinary shares. This discussion applies only to a Holder that holds our ordinary shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
relevant in light of the Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”)known as the Medicare contribution tax, and tax consequences applicable to Holders subject to special rules, such as:
•
certain financial institutions;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to our ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities classified as partnerships for U.S. federal income tax purposes;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
persons that own or are deemed to own 10% or more of our voting stock or of the total value of our stock;

•
persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•
persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our ordinary shares.
U.S. Holders
This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares and is:
•
a citizen or individual resident of the United States;

•
a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.
This discussion assumes that we are not, and will not become a passive foreign investment company (a “PFIC”) as described below.
Taxation of Distributions
Subject to the PFIC rules described below, distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. Dividends will constitute qualified dividend income if the ordinary shares with respect to which such dividends are paid are readily tradable on an established securities market in the U.S., and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). We do not believe we were or will become a PFIC and our ordinary shares will be traded on the           in connection with this offering, and therefore, dividends paid to non-corporate U.S. Holders of our ordinary shares should be eligible for taxation as qualified dividend income.
The amount of a dividend will include any amounts withheld by the Company in respect of Israeli taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Israeli shekels will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances,Israeli income taxes withheld from dividends on our ordinary shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Sale or Other Disposition of our Ordinary Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if Israeli tax is imposed on any gain, the U.S. Holder will not be able to use the corresponding foreign tax credit, unless the U.S. Holder has other foreign-source income of the appropriate type in respect of which the credit may be used. The U.S. foreign tax credit rules are complex and a U.S. Holder’s ability to credit foreign taxes may be subject to various limitations. Accordingly, prospective investors should consult their own advisors with respect to the application of these rules to their particular circumstances.
Passive Foreign Investment Company Rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2019 and we do not expect to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.
If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the portion of the U.S. Holder’s holding period that preceded the taxable year of the distribution, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC, for the taxable year in which it paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns our ordinary shares during any year in which we were a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers regarding whether the Company is or was a PFIC and the potential application of the PFIC rules.
Non-U.S. Holders
A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of our ordinary shares that is not a U.S. Holder.
Taxation of Distributions and Sale or Other Disposition of Our Ordinary Shares
Subject to the U.S. backup withholding rules described below, non-U.S. Holders of our ordinary shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, our ordinary shares.
Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to our ordinary shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our ordinary shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of our ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.
The amount of any backup withholding from a payment to a U.S. Holder or a non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 and Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019 are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of our ordinary shares set forth opposite its name below.
Name	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Jefferies LLC
Clarksons Platou Securities, Inc.
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering our ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of our ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Clarksons Platou Securities AS is not a broker-dealer registered with the SEC and therefore may not make sales of any shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Clarksons Platou Securities AS intends to effect sales of the ordinary shares in the United States, it will do so only through its U.S. registered broker-dealer Clarksons Platou Securities, Inc. to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended.
Commissions and discounts
The representatives have advised us that the underwriters propose initially to offer our ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.
	Per Ordinary Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to ZIM	$	$	$

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us.
Option to purchase additional ordinary shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to           additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.
No sales of similar securities
We, our executive officers and directors and certain of our shareholders have agreed not to sell or transfer any of our ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with our ordinary shares, for 180 days after the date of this prospectus without first obtaining the prior written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any of our ordinary shares;

•
sell any option or contract to purchase any of our ordinary shares;

•
purchase any option or contract to sell any of our ordinary shares;

•
grant any option, right or warrant for the sale of any of our ordinary shares;

•
lend or otherwise dispose of or transfer any of our ordinary shares;

•
request or demand that we file a registration statement related to our ordinary shares; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our ordinary shares whether any such swap or transaction is to be settled by delivery of our ordinary shares or other securities, in cash or otherwise.

In the case of the Company, the restrictions described in the immediately preceding paragraph do not apply to certain transactions including:
•
the sale of our ordinary shares to the underwriters pursuant to the underwriting agreement in this offering;

•
transfers pursuant to share option plans or other employee compensation plans existing on the date of the underwriting agreement and described in this prospectus; and

•
the issuance of an aggregate number of ordinary shares pursuant to agreements relating to and in connection with bona fide commercial relationships not to exceed five percent (5%) of the total number of outstanding ordinary shares immediately following this offering.

In the case of our officers, directors and holders of approximately    % of our ordinary shares outstanding immediately prior to this offering, the restrictions described in the paragraph above do not apply to certain transactions including:
•
transfers of ordinary shares acquired in the open market after the completion of this offering;

•
subject to certain limitations, a bona fide gift;

•
subject to certain limitations, transfers by will or upon intestate succession or transfers that occur by operation of law;

•
subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor's immediate family;

•
subject to certain limitations, the exercise of warrants or the exercise of share options granted pursuant to the Company's share option/incentive plans or otherwise outstanding on the date of this prospectus;

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
•
subject to certain limitations, the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1;

•
subject to certain limitations, sales, transfers or other dispositions pursuant to a bona fide third party tender offer, merger, consolidation, or other similar transactions made to all holders of ordinary shares resulting in a change of control of the Company; and

•
transfers with the prior written consent of the representatives.

The representatives, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders; provided, however, that if the release is granted for one of our officers or directors at least three business days before the effective date of the release or waiver, the representatives, on behalf of the underwriters, will notify us of the impending release or waiver, and we are obligated to announce the impending release or waiver by press release through a major news service or other method permitted by applicable laws and regulation at least two business days before the effective date of the release or waiver.
This lock-up provision applies to our ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with our ordinary shares.
Listing
We intend to apply to list our ordinary shares on the NYSE, under the symbol “ZIM.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of our ordinary shares to a minimum number of beneficial owners as required by that exchange.
Offering price determination
Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

•
our financial information,

•
the history of, and the prospects for, us and the industry in which we compete,

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•
the present state of our development, and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our ordinary shares may not develop. It is also possible that after the offering our ordinary shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of our ordinary shares in the aggregate to accounts over which they exercise discretionary authority.
Electronic distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Price stabilization, short positions and penalty bids
Until the distribution of our ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of our ordinary shares, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of our ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing our ordinary shares in the open market. In determining the source of our ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase our ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing our ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in our ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in our ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. Our ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no shares have been offered or will be offered to the public in that Relevant State in connection with this offering prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved by the competent authority in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters named above for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any representatives of the underwriters named above to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our company and the representatives of the underwriters named above that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our company and the representatives of the underwriters named above that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant State to qualified investors within the meaning of the Prospectus Regulation, in circumstances in which the prior consent of the representatives of the underwriters named above has been obtained to each such proposed offer or resale.
We, the representatives of the underwriters named above and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
For the purposes of this selling restriction, the expression “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation include, in relation to the United Kingdom (and its constituent countries), the Prospectus Regulation as it forms part of the domestic law of the constituent countries of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.
This selling restriction is in addition to any other selling restrictions set out below.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to prospective investors in Switzerland
Our ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, our ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of our ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our ordinary shares.
Notice to prospective investors in Hong Kong
Our ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Notice to prospective investors in Singapore
This prospectus has not been will not be lodged or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be issued, circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where our ordinary shares are initially subscribed for or purchased pursuant to an offer made in reliance of our exemptions under Section 274 or 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ordinary shares should only be sold in Singapore to institutional investors (as defined in Section 4A(1)(c) of the SFA), relevant persons (as defined in Section 275(2) of the SFA) or any person pursuant to Section 275(1A) of the SFA.
Where the ordinary shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our ordinary shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor (as defined in Section 4A(1)(c) of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights or interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further, for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the SFA).
Notice to prospective investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. Our ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our ordinary shares offered should conduct their own due diligence on our ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to prospective investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first supplement, or the Supplement, of the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters purchasing for their own account, venture capital funds and entities with equity in excess of NIS 50 million, collectively referred to as qualified investors, purchasing for their own account and not for distribution or resale purposes. Qualified investors will be required to submit written confirmation that they fall within the scope of the Supplement.
Notice to prospective investors in Canada
Our ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
EXPENSES OF THE OFFERING
The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the NYSE listing fee.
SEC registration fee	$
FINRA filing fee
NYSE listing fee
Printing costs
Auditors’ fees
Legal fees and expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses
Total	$

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gross Kleinhendler Hodak Halevy Greenberg Shenhav & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The underwriters are being represented as to certain matters of Israeli law by Goldfarb Seligman & Co., Tel Aviv, Israel, and as to certain matters of U.S. federal law and New York state law by Sullivan & Cromwell LLP, New York, New York.
EXPERTS
The consolidated financial statements of ZIM Integrated Shipping Services Ltd. as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 have been included herein in reliance upon the reports of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, and Dixon Hughes Goodman LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.
The audit reports covering the December 31, 2019 consolidated financial statements refer to a change to the method of accounting for leases.
The audit report covering the December 31, 2019 consolidated financial statements contains an explanatory paragraph that states that the container shipping industry is characterized by volatility and significant uncertainties which could negatively affect the Company’s business and financial position, as discussed in Note 1(b) to the consolidated financial statements included elsewhere in this prospectus.
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.
We have been informed by our legal counsel in Israel, Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.
We have irrevocably appointed ZIM American Integrated Shipping Services Company, LLC as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:
•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in Israel;

•
the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
•
adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•
the judgment is not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•
an action between the same parties in the same matter was not pending in any Israeli court at the time at which the lawsuit was instituted in the foreign court; and

•
the judgment is capable of being executed according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.
You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at the SEC’s website. The SEC maintains an Internet website that contains reports and other information regarding issuers, like us, that file electronically with the SEC. The address of that website is http://www.sec.gov.
We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the website described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm and will be required to submit semi-annual financial information to the SEC in accordance with the requirements of the NYSE. We also intend to voluntarily file with the SEC current reports on Form 6-K that include quarterly financial statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF FINANCIAL POSITION
	September 30		December 31
	2020	2019	2019
	US $’000
Assets
Vessels	732,654	757,552	717,941
Containers and handling equipment	486,497	431,308	425,738
Other tangible assets	70,858	69,093	69,102
Intangible assets	63,963	64,448	64,920
Investments in associates	8,843	7,986	8,444
Other investments	4,866	2,793	2,766
Trade and other receivables	4,883	5,193	5,318
Deferred tax assets	1,151	968	1,048
Total non-current assets	1,373,715	1,339,341	1,295,277
Assets classified as held for sale	8,663	13,927	11,583
Inventories	47,352	50,491	60,342
Trade and other receivables	358,200	302,973	317,059
Other investments	58,947	57,330	59,047
Cash and cash equivalents	350,285	184,610	182,786
Total current assets	823,447	609,331	630,817
Total assets	2,197,162	1,948,672	1,926,094
Equity
Issued capital	88	88	88
Capital Reserves	1,787,197	1,784,616	1,784,469
Accumulated deficit	(1,887,918)	(2,040,655)	(2,042,226)
Equity attributable to owners of the Company	(100,633)	(255,951)	(257,669)
Non-controlling interests	5,539	4,621	5,402
Total equity	(95,094)	(251,330)	(252,267)
Liabilities
Lease liabilities	700,678	660,224	641,750
Loans and other liabilities	554,184	545,557	541,932
Employee benefits	61,150	66,246	67,990
Deferred tax liabilities	325	351	350
Total non-current liabilities	1,316,337	1,272,378	1,252,022
Trade and other payables	396,657	422,668	422,417
Provisions	17,284	21,830	17,998
Contract liabilities	169,610	114,227	130,281
Lease liabilities	258,062	230,658	215,576
Loans and other liabilities	134,306	138,241	140,067
Total current liabilities	975,919	927,624	926,339
Total liabilities	2,292,256	2,200,002	2,178,361
Total equity and liabilities	2,197,162	1,948,672	1,926,094

/s/ Yair Seroussi Yair Seroussi Chairman of the Board of Directors	/s/ Eli Glickman Eli Glickman President & CEO	/s/ Xavier Destriau Xavier Destriau Chief Financial Officer
Date of approval of the Financial Statements: November 18, 2020.
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2020	2019	2020	2019	2019
	US $’000
Income from voyages and related services	2,630,850	2,472,469	1,012,505	841,923	3,299,761
Cost of voyages and related services
Operating expenses and cost of services	(2,038,970)	(2,125,165)	(716,757)	(703,607)	(2,810,693)
Depreciation	(204,322)	(161,317)	(68,511)	(62,965)	(226,026)
Gross profit	387,558	185,987	227,237	75,351	263,042
Other operating income	8,019	31,640	2,507	8,331	38,099
Other operating expenses	(642)	(1,234)	1,064	(1,152)	(1,239)
General and administrative expenses	(114,760)	(111,517)	(42,721)	(37,772)	(151,605)
Share of profit of associates	2,375	3,553	720	885	4,725
Results from operating activities	282,550	108,429	188,807	45,643	153,022
Finance income	1,379	1,670	(351)	760	2,447
Finance expenses	(114,933)	(114,150)	(40,356)	(38,451)	(156,747)
Net finance expenses	(113,554)	(112,480)	(40,707)	(37,691)	(154,300)
Profit (loss) before income tax	168,996	(4,051)	148,100	7,952	(1,278)
Income taxes	(11,195)	(10,170)	(3,696)	(3,004)	(11,766)
Profit (loss) for the period	157,801	(14,221)	144,404	4,948	(13,044)
Attributable to:
Owners of the Company	152,915	(17,741)	142,424	3,769	(18,149)
Non-controlling interest	4,886	3,520	1,980	1,179	5,105
Profit (loss) for the period	157,801	(14,221)	144,404	4,948	(13,044)
Earnings)loss) per share (USD)
Basic earnings (losses) per 1 ordinary share	15.29	(1.77)	14.24	0.38	(1.81)
Diluted earnings (losses) per 1 ordinary share	14.66	(1.77)	13.63	0.37	(1.81)
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2020	2019	2020	2019	2019
	US $’000
Profit (loss) for the period	157,801	(14,221)	144,404	4,948	(13,044)
Other components of Comprehensive Income
Items of other comprehensive income that were or will be reclassified to profit and loss:
Foreign currency translation differences for foreign operations	363	(4,600)	1,331	(1,880)	(4,657)
Items of other comprehensive income that would never be reclassified to profit and loss:
Net change in fair value of investments in equity instruments at fair value through other comprehensive income	(114)	(237)	256	20	(294)
Defined benefit pension plans actuarial gains (losses), net of tax	1,507	(4,591)	(1,287)	(2,307)	(5,696)
Other comprehensive income for the period, net of tax	1,756	(9,428)	300	(4,167)	(10,647)
Total comprehensive income for the period	159,557	(23,649)	144,704	781	(23,691)
Attributable to:
Owners of the Company	156,076	(26,806)	143,321	(495)	(28,148)
Non- controlling interests	3,481	3,157	1,383	1,276	4,457
Total comprehensive income for the period	159,557	(23,649)	144,704	781	(23,691)
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY
	Attribute to the owners of the Company
	Share Capital	Share premium	General Reserves (*)	Translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	US $’000
For the nine months period ended September 30, 2020
Balance at January 1, 2020	88	700,222	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit for the period					152,915	152,915	4,886	157,801
Other comprehensive income for the period				1,768	1,393	3,161	(1,405)	1,756
Transaction with an interested party			537			537		537
Share-based compensation			423			423		423
Dividend to non-controlling interests in subsidiaries							(3,344)	(3,344)
Balance at September 30, 2020	88	700,222	1,106,310	(19,335)	(1,887,918)	(100,633)	5,539	(95,094)
For the three months period ended September 30, 2020
Balance at June 30, 2020	88	700,222	1,106,068	(21,263)	(2,029,311)	(244,196)	4,156	(240,040)
Profit for the period					142,424	142,424	1,980	144,404
Other comprehensive income for the period				1,928	(1,031)	897	(597)	300
Transaction with an interested party			176			176		176
Share-based compensation			66			66		66
Balance at September 30, 2020	88	700,222	1,106,310	(19,335)	(1,887,918)	(100,633)	5,539	(95,094)
For the nine months period ended September 30, 2019
Balance at January 1, 2019	88	700,222	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)
Profit (loss) for the period					(17,741)	(17,741)	3,520	(14,221)
Other comprehensive income for the period				(4,237)	(4,828)	(9,065)	(363)	(9,428)
Transaction with an interested party			623			623		623
Share-based compensation			526			526		526
Dividend to non-controlling interests in subsidiaries							(4,818)	(4,818)
Balance at September 30, 2019	88	700,222	1,105,726	(21,332)	(2,040,655)	(255,951)	4,621	(251,330)
For the three months period ended September 30, 2019
Balance at June 30, 2019	88	700,222	1,105,362	(19,355)	(2,042,137)	(255,820)	3,636	(252,184)
Profit for the period					3,769	3,769	1,179	4,948
Other comprehensive income for the period				(1,977)	(2,287)	(4,264)	97	(4,167)
Transaction with an interested party			184			184		184
Share-based compensation			180			180		180
Dividend to non-controlling interests in subsidiaries							(291)	(291)
Balance at September 30, 2019	88	700,222	1,105,726	(21,332)	(2,040,655)	(255,951)	4,621	(251,330)
For the year ended December 31, 2019
Balance at January 1, 2019	88	700,222	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)
Profit (loss) for the year					(18,149)	(18,149)	5,105	(13,044)
Other comprehensive income for the year				(4,008)	(5,991)	(9,999)	(648)	(10,647)
Transaction with an interested party, net of tax			807			807		807
Share-based compensation			707			707		707
Acquisition of non-controlling interest			(741)			(741)	(39)	(780)
Dividend to non-controlling interests in subsidiaries							(5,298)	(5,298)
Balance at December 31, 2019	88	700,222	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)

(*)
Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2020	2019	2020	2019	2019
	US $’000
Cash flows from operating activities
Profit (loss) for the period	157,801	(14,221)	144,404	4,948	(13,044)
Adjustments for:
Depreciation and amortisation	220,878	175,401	74,274	68,184	245,510
Impairment losses (recoveries) of tangible assets	600	1,150	(1,100)	1,150	1,150
Finance expenses, net	113,554	112,480	40,707	37,691	154,300
Share of profits of associates and re-measurement of investments	(3,197)	(3,553)	(1,542)	(885)	(4,725)
Capital gain	(4,919)	(30,010)	(638)	(7,863)	(35,471)
Income taxes	11,195	10,170	3,696	3,004	11,766
	495,912	251,417	259,801	106,229	359,486
Change in inventories	12,990	20,001	(3,839)	2,139	9,731
Change in trade and other receivables	(50,583)	63,149	(80,521)	72,624	43,422
Change in trade and other payables including contract liabilities	19,862	(44,561)	71,808	(16,769)	(28,111)
Change in provisions and employee benefits	(6,674)	(3,867)	(322)	(3,347)	(7,690)
	(24,405)	34,722	(12,874)	54,647	17,352
Dividends received from associates	2,708	3,672	571	269	5,453
Interest received	2,054	1,719	174	136	1,970
Income tax paid	(9,840)	(10,199)	(2,577)	(3,761)	(13,630)
Net cash generated from operating activities	466,429	281,331	245,095	157,520	370,631
Cash flows from investing activities
Proceeds from sale of tangible and intangible assets, investments and affiliates	4,352	43,418	1,358	8,122	44,794
Acquisition of tangible assets, intangible assets and investments	(17,027)	(9,588)	(9,547)	(1,395)	(16,150)
Change in other investments and other receivables	(351)	10,894	2,884	(1,241)	9,382
Net cash generated from (used in) investing activities	(13,026)	44,724	(5,305)	5,486	38,026
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2020	2019	2020	2019	2019
	US $’000
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		678			678
Sale and lease back transactions	9,052	13,151			13,151
Repayment of borrowings and lease liabilities	(203,382)	(241,519)	(62,351)	(103,544)	(300,763)
Change in short term loans	5,471	(1,248)	800	(2,335)	3,324
Dividend paid to non-controlling interests	(3,344)	(4,818)		(291)	(4,818)
Interest and other financial expenses paid	(93,903)	(92,406)	(32,508)	(35,549)	(122,972)
Net cash used in financing activities	(286,106)	(326,162)	(94,059)	(141,719)	(411,400)
Net change in cash and cash equivalents	167,297	(107)	145,731	21,287	(2,744)
Cash and cash equivalents at beginning of the period	182,786	186,291	202,848	164,840	186,291
Effect of exchange rate fluctuation on cash held	202	(1,574)	1,706	(1,517)	(761)
Cash and cash equivalents at the end of the period	350,285	184,610	350,285	184,610	182,786
The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1
Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter — the “Company” or “Zim”) and its subsidiaries (hereinafter — “the Group” or “the Companies”) and the Group’s interests in associates, operate in the field of container shipping and related services.
ZIM is a company incorporated in Israel, with limited liability. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.
2
Basis of compliance

(a)
Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019 (hereafter — the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on November 18, 2020.
(b)
Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.
3
Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated unaudited interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.
4
Financial position

(a)
The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, including significant uncertainties in the global trade, mainly due to USA-China related trade restrictions. Moreover, the Covid-19 pandemic outbreak has impacted global economies by reducing demand and spending across many sectors, adversely affecting the volumes of trades, while also decreasing bunker prices. An adverse trend, mainly in volumes of trades, freight rates, charter rates and / or bunker prices (including the potential impact of the Covid-19 pandemic) could negatively affect the entire industry and also affect the Company’s business and financial position including assets value, results of operations, cash flows and compliance with certain financial covenants.

In view of the aforementioned business environment and in order to mitigate the Covid-19 pandemic implications and to improve the Company’s results of operations and liquidity position, Management continues to optimize its network by entering into new partnerships and cooperation agreements and by constantly upgrading its customer’s offerings, whilst maintaining efficiencies and focusing on cost reductions. In addition, with the background of, among others, its recent

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
improved financial results, the Company continues to explore options which may contribute to strengthen its capital structure including by way of private or public equity and/or debt issuance.
As of September 30, 2020, the Company’s total equity amounted to a negative balance of US$ 95 million (compared to a negative balance of US$ 252 million as of December 31, 2019) and its working capital amounted to a negative balance of US$ 152 million (compared to negative balance of US$ 296 million as of December 31, 2019).
During the period of nine months and the three months ended September 30, 2020, the Company recorded operating income of US$ 283 million and US$ 189 million, respectively (compared to operating income of US$ 108 million, US$ 46 million and US$ 153 million during the period of nine months and the three months ended September 30, 2019 and the year ended December 31, 2019, respectively) and net income of US$ 158 million and US$ 144 million, respectively (compared to net loss of US$ 14 million, net income of US$ 5 million and net loss of US$ 13 million during the period of nine months and three months ended September 30, 2019 and the year ended December 31, 2019, respectively).
In June 2020, the Company completed an early and full repayment of its Tranche A loans, in a total amount of US$ 13 million. Following such full repayment, certain financial covenants (referred as ‘Total leverage ratio’ and ‘Fixed charge cover ratio’ — see also Note 12(c) to the 2019 annual financial statements), as well as restrictions related to the assets previously securing such loans, were removed and no longer exist.
In August 2020, the Company’s facility for the revolving sale of receivables to a financial institution, was renewed for an additional period ending August 2021, with an increased limit (of the aggregated amount sold) of US$ 100 million. See also Note 8(b) to the 2019 annual financial statements.
In September 2020, the Company launched a tender offer to repurchase, at its sole discretion, some of its notes of Tranches C and D (Series 1 and 2 Notes), through an unrestrictive subsidiary incorporated for such purpose, in accordance with the terms and conditions set forth in the indenture of such notes, up to a total amount of US$ 60 million (including related costs).
Following the balance sheet date, during and further to this tender offer, the Company completed the repurchase of Tranche C notes with an aggregated face value of $58 million, for a total consideration (including related costs) of $47 million, resulting with a gain from repurchase of debt of $6 million, to be recorded in the fourth quarter of 2020.
As at September 30, 2020 the Company complies with its financial covenants. According to these condensed consolidated unaudited interim Financial Statements, the Company’s Liquidity amounts to US$ 353 million (Minimum Liquidity required is US$ 125 million). See also Note 12(c) to the 2019 annual financial statements.
The Company’s financial position, liquidity and the risk of deviation from financial covenants could be impacted by future developments, including in volumes of trades, freight rates, charter rates and bunker prices, which may be influenced by the duration and spread of the Covid-19 pandemic. Current economic conditions and uncertainties (including the impact of the Covid-19 pandemic) make forecasting difficult, and there is possibility that actual performance may be materially different from Management assumptions.
In the opinion of the Company’s Management and its Board of Directors, the Company’s forecasted cash flow, enable the Company to meet its financial obligations and to comply with its financial covenants for at least 12 months as at September 30, 2020.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
(b)
During the reported period, two of the Company’s subsidiaries became involved in two separate industry-related investigations regarding competition law issues.

Furthermore, in certain jurisdiction, a claim was filed against the Company, together with other carriers operating in that jurisdiction, regarding commercial issues. The involved carriers jointly responded to the claim, as well as filed a motion for its dismissal.
The investigations and the commercial claim mentioned above, do not include a specific claimed amount, and/or, based on the Company’s legal advisors, the outcome of which, if any, cannot be assessed in this preliminary stage. These matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.
In addition, in a certain jurisdiction, the Company was served with a letter alleging the use of confiscated property. Management, based on legal advice, believes it is more likely than not that this matter, if materialized to an asserted claim, will be rejected.
5
Right-of-use assets

	Balance at September 30		Balance at December 31
	2020	2019	2019
	US $’000
Vessels	621,214	637,917	600,480
Containers and handling equipment	451,365	412,222	408,003
Other tangible assets	52,200	50,398	49,813
	1,124,779	1,100,537	1,058,296

6
Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, there is no appropriate allocation for the Group’s results, assets and liabilities, which are all attributed to the Group’s sole operating segment.
Freight revenues are disaggregated geographically by trade zone, as follows:
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2020	2019	2020	2019	2019
	US $’000
Freight Revenues from containerized cargo:
Pacific	1,193,231	1,021,389	527,652	368,559	1,365,757
Cross-Suez	271,312	249,066	93,497	75,863	328,444
Atlantic	428,666	427,363	137,849	141,160	571,206
Intra-Asia	250,612	285,767	91,670	93,863	372,894
Latin America	135,623	154,355	45,147	52,709	208,963
	2,279,444	2,137,940	895.815	732,154	2,847,264
Other Revenues(*)	351,406	334,529	116,690	109,769	452,497
	2,630,850	2,472,469	1,012,505	841,923	3,299,761

(*)
Mainly related to demurrage, value-added services and non-containerized cargo.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
7
Financial instruments

Financial instruments measured at fair value for disclosure purposes only
The carrying amounts of the Group’s financial assets and liabilities are the same or proximate to their fair value, except as follows:
	Carrying amount			Fair value Level 2
	September 30 2020	September 30 2019	December 31 2019	September 30 2020	September 30 2019	December 31 2019
	US $’000			US $’000
Debentures	(451,050)	(453,672)	(455,474)	(391,450)	(362,761)	(211,862)
Long-term loans and other liabilities	(109,675)	(108,468)	(104,236)	(108,385)	(96,578)	(76,781)

8
Earnings (loss) per share

Basic and diluted earnings (loss) per share
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2020	2019	2020	2019	2019
	US $’000
Profit (loss) attributable to ordinary shareholders used to calculate basic and diluted earnings (loss) per share	152,915	(17,741)	142,424	3,769	(18,149)
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Effect of share options	431,079		451,384	190,384
Weighted average number of ordinary shares used to calculate diluted earnings (loss) per share	10,431,079	10,000,000	10,451,384	10,190,384	10,000,000
For the twelve months period ended December 31, 2019 and for the nine months period ended September 30, 2019, options for 499,000 ordinary shares, previously granted to certain senior managers (see Note 13(h) to our 2019 annual financial statements), were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
Due to the absence of a trading market for the Company’s ordinary shares, the fair value of these shares for purposes of determining the exercise price for options was determined by Company’s management and approved by the Company’s board of directors.
9
Related parties

During the reported period, the total balance of lease liabilities attributed to related parties, increased by a net amount of US$ 3 million, mainly due to charter hire of vessels — see also Note 28 to the 2019 annual financial statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
During the second quarter of 2020, the Company approved payment of a retirement grant to the Company’s retiring Active Chairman, as further approved by the Annual general meeting of shareholders.
During the second quarter, the Company’s directors and senior Management members, notified the Company that they waive 10% of their base remuneration / salaries (excluding fringe and other benefits) to which they are entitled, during the period commencing June 2020 and ending December 2020. Following the balance sheet date, further to the Company’s improved results, such waiver was retroactively revoked.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
ZIM Integrated Shipping Services Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of ZIM Integrated Shipping Services Ltd. and subsidiaries (hereinafter: “the Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, “the consolidated financial statements”). In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We did not audit the consolidated financial statements of ZIM American Integrated Shipping Services Company, LLC, a wholly-owned subsidiary, which statements reflect total assets constituting 6 percent and 6 percent as of December 31, 2019 and 2018, respectively, of the consolidated total assets. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ZIM American Integrated Shipping Services Company, LLC and subsidiaries is based solely on the report of the other auditors.
Change in Accounting Principle
As discussed in note 2(e) to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to adoption of IFRS 16, Leases.
Financial Position
As discussed in Note 1(b) to the consolidated financial statements, the container shipping industry is characterized by volatility and significant uncertainties which could negatively affect the Company’s business and financial position.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International
We have served as the Company’s auditor since 2004.
Haifa, Israel
November 18, 2020

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
Sole Member of ZIM American Integrated Shipping Services Company, LLC
Norfolk, Virginia
Opinion on the Financial Statements
We have audited the consolidated statements of financial position of ZIM American Integrated Shipping Services Company, LLC and subsidiaries (collectively, Company) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each year of the three-year period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”) (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and cash flows for each year of the three-year period ended December 31, 2019 in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.
Change in Accounting Principle
As discussed in Note 3 to the financial statements, the Company changed its method of accounting for leasing arrangements effective January 1, 2019 due to the adoption of IFRS 16, Leases. The Company adopted this standard using a modified retrospective approach and has elected not to restate prior periods.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
We have served as the Company’s auditor since 2005.
Norfolk, Virginia
February 14, 2020

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		December 31
		(*) 2019	2018
	Note	US $’000	US $’000
Assets
Vessels	5	717,941	617,427
Containers and handling equipment	5	425,738	351,687
Other tangible assets	5	69,102	20,993
Intangible assets	6	64,920	64,638
Investments in associates		8,444	8,752
Other investments	9	2,766	2,790
Deferred expenses			8,977
Trade and other receivables	8	5,318	3,182
Deferred tax assets	24(c)	1,048	1,055
Total non-current assets		1,295,277	1,079,501
Assets classified as held for sale	5(a)	11,583	42,859
Inventories		60,342	70,492
Trade and other receivables	8	317,059	378,343
Other investments	9	59,047	68,651
Cash and cash equivalents	10	182,786	186,291
Total current assets		630,817	746,636
Total assets		1,926,094	1,826,137
Equity
Issued capital	11	88	88
Capital reserves		1,784,469	1,787,704
Accumulated deficit		(2,042,226)	(2,018,086)
Equity attributable to owners of the Company		(257,669)	(230,294)
Non-controlling interests		5,402	6,282
Total equity		(252,267)	(224,012)
Liabilities
Lease liabilities	7	641,750	503,503
Loans and other liabilities	12	541,932	553,198
Employee benefits	13	67,990	60,133
Deferred tax liabilities	24(c)	350	346
Total non-current liabilities		1,252,022	1,117,180
Trade and other payables	14	422,417	467,756
Provisions	15	17,998	24,417
Contract liabilities		130,281	126,448
Lease liabilities	7	215,576	110,545
Loans and other liabilities	12	140,067	203,803
Total current liabilities		926,339	932,969
Total liabilities		2,178,361	2,050,149
Total equity and liabilities		1,926,094	1,826,137

(*)
See also Note 2(e) with respect to the implementation of IFRS 16.

/s/ Yair Seroussi Yair Seroussi Chairman of the Board of Directors	/s/ Eli Glickman Eli Glickman President & CEO	/s/ Xavier Destriau Xavier Destriau Chief Financial Officer
Date of approval of the financial statements: November 18, 2020
The accompanying Notes are an integral part of these consolidated Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONSOLIDATED INCOME STATEMENTS
		Year ended December 31
		(*) 2019	2018	2017
	Note	US $’000	US $’000	US $’000
Income from voyages and related services	16	3,299,761	3,247,864	2,978,291
Cost of voyages and related services
Operating expenses and cost of services	17	(2,810,693)	(2,999,613)	(2,600,147)
Depreciation	22	(226,026)	(100,152)	(97,168)
Gross profit		263,042	148,099	280,976
Other operating income	18	38,099	5,317	4,235
Other operating expenses	19	(1,239)	(38,071)	(2,600)
General and administrative expenses	20	(151,605)	(143,920)	(147,560)
Share of profits of associates		4,725	5,359	7,594
Results from operating activities		153,022	(23,216)	142,645
Finance income	23(a)	2,447	19,201	2,061
Finance expenses	23(b)	(156,747)	(101,706)	(119,110)
Net finance expenses		(154,300)	(82,505)	(117,049)
Profit (loss) before income taxes		(1,278)	(105,721)	25,596
Income taxes	24	(11,766)	(14,132)	(14,233)
Profit (loss) for the year		(13,044)	(119,853)	11,363
Attributable to:
Owners of the Company		(18,149)	(125,653)	6,235
Non-controlling interests		5,105	5,800	5,128
Profit (loss) for the year		(13,044)	(119,853)	11,363
Earnings (Loss) per share (USD)
Basic and diluted earnings (losses) per 1 ordinary share		(1.81)	(12.57)	0.62

(*)
See also Note 2(e) with respect to the implementation of IFRS 16.

The accompanying Notes are an integral part of these consolidated Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Year ended December 31
	2019	2018	2017
	US $’000	US $’000	US $’000
Profit (loss) for the year	(13,044)	(119,853)	11,363
Other components of comprehensive income
Items of other comprehensive income that were or will be reclassified to profit and loss
Foreign currency translation differences for foreign operations	(4,656)	(6,382)	3,099
Net change in fair value of available-for sale financial assets, net of tax			(781)
Items of other comprehensive income that would never be reclassified to profit and loss
Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(294)	(2,603)
Defined benefit pension plans actuarial gains (losses), net of tax	(5,697)	2,049	(4,031)
Other comprehensive income for the year, net of tax	(10,647)	(6,936)	(1,713)
Total comprehensive income for the year	(23,691)	(126,789)	9,650
Attributable to:
Owners of the Company	(28,148)	(131,710)	2,364
Non-controlling interests	4,457	4,921	7,286
Total comprehensive income for the year	(23,691)	(126,789)	9,650
The accompanying Notes are an integral part of these consolidated Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Attribute to the owners of the Company
	Share capital	Share premium	General Reserves (*)	Translation reserve	Accumulated Deficit	Total	Non- controlling interests	Total equity
	US $’000
Balance at January 1, 2019	88	700,222	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)
Profit (loss) for the year					(18,149)	(18,149)	5,105	(13,044)
Other comprehensive income for the year, net of tax				(4,008)	(5,991)	(9,999)	(648)	(10,647)
Transaction with an interested party, net of tax			807			807		807
Share-based compensation			707			707		707
Acquisition of non-controlling interest			(741)			(741)	(39)	(780)
Dividend to non-controlling interests in subsidiaries							(5,298)	(5,298)
Balance at December 31, 2019	88	700,222	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Balance at January 1, 2018	88	700,222	1,103,160	(11,592)	(1,891,879)	(100,001)	6,509	(93,492)
Profit (loss) for the year					(125,653)	(125,653)	5,800	(119,853)
Other comprehensive income for the year, net of tax				(5,503)	(554)	(6,057)	(879)	(6,936)
Transaction with an interested party, net of tax			1,049			1,049		1,049
Share-based compensation			368			368		368
Dividend to non-controlling interests in subsidiaries							(5,148)	(5,148)
Balance at December 31, 2018	88	700,222	1,104,577	(17,095)	(2,018,086)	(230,294)	6,282	(224,012)
Balance at January 1, 2017	88	700,222	1,101,743	(12,533)	(1,893,302)	(103,782)	3,125	(100,657)
Profit for the year					6,235	6,235	5,128	11,363
Other comprehensive income for the year, net of tax				941	(4,812)	(3,871)	2,158	(1,713)
Transaction with an interested party, net of tax			1,417			1,417		1,417
Dividend to non-controlling interests in subsidiaries							(4,059)	(4,059)
Issuance of capital to non-controlling interests in subsidiaries							157	157
Balance at December 31, 2017	88	700,222	1,103,160	(11,592)	(1,891,879)	(100,001)	6,509	(93,492)

(*)
Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these consolidated Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
		Year ended December 31
		(*) 2019	2018	2017
	Note	US $’000	US $’000	US $’000
Cash flows from operating activities
Profit (loss) for the year		(13,044)	(119,853)	11,363
Adjustments for:
Depreciation and amortization	22	245,510	111,567	108,386
Impairment of tangible assets, intangible assets and other investments	19	1,150	37,993	2,400
Net finance expenses	23	154,300	82,505	117,049
Share of profits of associates		(4,725)	(5,359)	(7,594)
Capital gain	18	(35,471)	(3,015)	(1,178)
Income taxes	24	11,766	14,132	14,233
		359,486	117,970	244,659
Change in inventories		9,731	(6,650)	(22,358)
Change in trade receivables and other receivables (**)		43,422	(3,807)	(15,346)
Change in trade and other payables including contract liabilities and deferred income		(28,111)	131,679	35,578
Change in provisions and employee benefits		(7,690)	(9,588)	(4,578)
		17,352	111,634	(6,704)
Dividends received from associates		5,453	6,522	6,585
Interest received		1,970	1,687	677
Income tax paid		(13,630)	(12,804)	(14,291)
Net cash generated from operating activities		370,631	225,009	230,926
Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, investments and affiliates		44,794	45,423	4,710
Acquisition of tangible assets, intangible assets and investments		(16,150)	(22,582)	(29,494)
Change in other investments and other receivables		9,382	28,270	(68,764)
Net cash generated from (used in) investing activities		38,026	51,111	(93,548)

(*)
See also Note 2(e) with respect to the implementation of IFRS 16.

(**)
See also Note 8(b) with respect to a factoring arrangement.

The accompanying Notes are an integral part of these consolidated Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
		Year ended December 31
		(*) 2019	2018	2017
	Note	US $’000	US $’000	US $’000
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		678	55,378
Sale and lease back transactions		13,151
Repayment of borrowings and lease liabilities		(300,763)	(199,973)	(134,386)
Change in short-term loans		3,324	(10,365)	78,947
Issuance of capital to non-controlling interests in consolidated company				157
Dividend paid to non-controlling interests		(4,818)	(5,148)	(4,059)
Interest paid		(122,972)	(82,569)	(76,677)
Other financial expenses paid				(3,750)
Net cash used in financing activities		(411,400)	(242,677)	(139,768)
Net change in cash and cash equivalents		(2,744)	33,443	(2,390)
Cash and cash equivalents at beginning of the year		186,291	157,888	157,600
Effect of exchange rate fluctuation on cash held		(761)	(5,040)	2,678
Cash and cash equivalents at the end of the year	10	182,786	186,291	157,888

(*)
See also Note 2(e) with respect to the implementation of IFRS 16.

The accompanying Notes are an integral part of these consolidated Financial Statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1
Reporting entity

(a)
ZIM Integrated Shipping Services Ltd. (hereinafter —  the “Company” or “ZIM”) and its subsidiaries (hereinafter — the “Group” or “the Companies”) and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.
(b)
Financial position

The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices and charter rates, including significant uncertainties in the global trade, mainly due to USA-China related trade restrictions. Moreover, the Covid-19 pandemic outbreak has impacted global economies by reducing demand and spending across many sectors, adversely affecting the volumes of trades, while also decreasing bunker prices. An adverse trend, mainly in volumes of trades, freight rates, charter rates and / or bunker prices (including the potential impact of the Covid-19 pandemic) could negatively affect the entire industry and also affect the Company’s business and financial position including assets value, results of operations, cash flows and compliance with certain financial covenants.
In view of the aforementioned business environment and in order to mitigate the Covid-19 implications and to improve the company’s results of operations and liquidity position, Management continues to optimize its network by entering into new partnerships and cooperation agreements (see also below) and by constantly upgrading its customer’s offerings, whilst maintaining efficiencies and focusing on cost reductions. In addition, the Company continues to explore options which may contribute to strengthen its capital structure including by way of private or public equity and/or debt issuance.
During the third quarter of 2018, the Company entered into a strategic operational cooperation with the “2M” Alliance. According to this cooperation, commencing from September 2018, the Company and the parties of the 2M Alliance (Maersk and MSC, two leading shipping liner companies) to exchange slots on vessels operated between Asia and the US East-Coast. In addition, the Company charters slots on vessels operated by “2M” and all parties may offer each other additional slots. The agreement enables ZIM to provide its customers improved port coverage and transit time, while maximizing vessel utilization and generating cost efficiencies. During 2019, the cooperation was extended also to certain lines in the Asia Mediterranean, Asia — Pacific Northwest and Asia — US Gulf trades.
As at December 31, 2019, the Company complies with its updated financial covenants, the Company’s liquidity amounts to US$ 184 million (Minimum Liquidity required is US$ 125 million) — see also Note 12(c).
As at December 31, 2019 the Company’s total equity amounted to a negative balance of US$ 252 million (compared to a negative balance of US$ 224 million as at December 31, 2018) and its working capital amounted to a negative balance of US$ 296 million (including an increase of US$ 136 million related to the implementation of IFRS 16 — see also Note 2(e), compared to a negative balance of US$ 186 million as at December 31, 2018).
During the year ended December 31, 2019, the Company recorded operating income of US$ 153 million (compared to operating loss of US$ 23 million during the year ended December 31, 2018 and operating income of US$ 143 million during the year ended December 31, 2017) and net loss of US$ 13 million (compared to net loss of US$ 120 million during the year ended December 31, 2018 and net income of US$ 11 million during the year ended December 31, 2017).
In June 2020, the Company completed an early and full repayment of its Tranche A loans, in a total amount of US$ 13 million. Following such full repayment, certain financial covenants (referred as ‘Total leverage ratio’ and ‘Fixed charge cover ratio’ — see also Note 12(c)), as well as restrictions related to the assets, previously securing such loans, were removed and no longer exist.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In August 2020, the Company’s facility for the revolving sale of receivables to a financial institution, was renewed for an additional period ending August 2021, with an increased limit (of the aggregated amount sold) of US$ 100 million (see also Note 8(b)).
In September 2020, the Company launched a tender offer to repurchase, at its own discretion, some of its notes of Tranches C and D (Series 1 and 2 Notes), through an unrestrictive subsidiary incorporated for such purpose, in accordance with the terms and conditions set forth in the indenture of such notes, up to a total amount of US$ 60 million (including related costs). In October 2020,during and further to this tender offer, the Company completed the repurchase of Tranche C notes with an aggregated face value of $58 million, for a total consideration (including related costs) of $47 million, resulting with a gain from repurchase of debt of $6 million, to be recorded in the fourth quarter of 2020.
The Company’s financial position, liquidity and the risk of deviation from financial covenants could be impacted by future developments, including in volume of trades, freight rates, charter rates and bunker prices, which may be influenced by the duration and spread of the Covid-19 pandemic. Current economic conditions and uncertainties (including the impact of the Covid-19 pandemic), make forecasting difficult, and there is possibility that actual performance may be materially different from Management assumptions.
In the opinion of the Company’s management and its Board of Directors, the Company’s forecasted cash flow enable the Company to meet its financial obligations and to comply with its financial covenants for at least 12 months as at December 31, 2019.
2
Basis of Preparation

(a)
Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by IASB.
The Financial Statements were approved for issue by the Board of Directors on November 18, 2020.
(b)
Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following assets and liabilities:
•
Financial instruments, including derivatives, measured at fair value through profit or loss.

•
Financial instruments measured at fair value through other comprehensive income.

•
Non-current assets classified as held-for-sale

•
Provisions

•
Assets and liabilities for employee benefits

•
Investments in associates

(c)
Use of estimates and judgements

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Estimations made by management in the application of IFRSs that have significant effect on the Financial Statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 30.
(d)
Functional and presentation currency

These Consolidated Financial Statements are presented in United States dollars, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.
(e)
Changes in accounting policies

Change of presentation in the consolidated income statement
The Company determined that it is more appropriate to show its share of profit of associates (mainly agencies) prior to finance costs and income taxes, since associates are an integral part of the Group’s operations and as such presentation is applied by other major companies in the shipping industry.
Accordingly, the Company applied this immaterial reclassification and presented its share of profit of associates in the consolidated income statement as part of its results from operating activities, commencing 2019 financial year (applied to all presented periods).
IFRS 16, Leases:
As from January 1, 2019 the Company initially applies International Financial Reporting Standard 16, which replaces IAS 17 (Leases) and its related interpretations regarding lease arrangements. For lessees, the standard presents a unified model for the accounting treatment of most leases according to which the lessee has to recognize an asset and a liability in respect of the lease in its financial statements — see also Note 3(e)(ii).
The Company chose to adopt IFRS 16 using the modified retrospective approach (i.e. without restating its comparative figures), as well as to apply the optional expedients with respect to; short-term leases (including leases with remaining period on adoption date of up to 12 months), determining the discounting rate considering the remaining lease period of a portfolio of leases with similar characteristics (the weighted average of discounting rates applied on adoption date was 19.0%), retaining the definition of a lease under IAS17 with respect to leases outstanding as of adoption date, including non-lease components in the accounting of lease arrangements and assessing whether a contract is onerous in accordance with IAS 37 (Provisions, contingent liabilities and contingent assets) immediately before the date of initial application, instead of assessing impairment of right-of-use assets. The adoption did not affect the Company’s retained earnings.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Below is a reconciliation between the commitments as at December 31, 2018 (as disclosed in Note 26 to the 2018 annual financial statements) and the lease liabilities recognized as at January 1, 2019 with respect to the adoption of IFRS 16.
Balance at January 1, 2019
US $’000
Commitments as at 31 December 2018 (Undiscounted)	481,885
Less service and other commitments	(131,980)
Obligations related to operating leases, as at 31 December 2018 (Undiscounted)	349,905
Less short-term leases	(70,720)
Adjustments related to re-assessment of extension/termination options	22,079
Lease obligations recognized as at 1 January 2019 (Undiscounted)	301,264
Discounting	(65,439)
Lease liabilities recognized as at 1 January, 2019	235,825
The table below presents the effect on the consolidated statement of financial position as at January 1, 2019 related to the adoption of the new guidance under IFRS 16:
	According to IAS 17	Re-classification	Recognition	According to IFRS 16
	US $’000
Non-Current Assets
Vessels	617,427	18,155	122,287	757,869
Containers and handling equipment	351,687		73,174	424,861
Other tangible assets	20,993	1,089	40,364	62,446
Deferred expenses	8,977	(8,977)
Current Assets
Trade and other receivables	11,565	(10,267)		1,298
Non-Current liabilities
Lease liabilities, loans and other liabilities	(1,056,701)		(162,862)	(1,219,563)
Current Liabilities
Lease liabilities, loans and other liabilities	(201,233)		(72,963)	(274,196)
Further to the above, the implementation of IFRS 16 results in a reduction in the Company’s lease expenses, along with an increase in its depreciation expenses and interest expenses. The Company’s net loss for the year ended December 31, 2019 includes a loss of US$ 14.4 million as a result of the implementation of IFRS 16 for the first time.
3
Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Group entities.
(a)
Operating cycle

The normal operating cycle of the Company is not longer than one year.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b)
Basis of consolidation

(i)
Business combinations

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. An investor controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
Substantive rights held by the Group and by others are taken into account in assessing control.
The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interests in the acquiree less the net amount of the identifiable assets acquired and the liabilities assumed.
The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree.
In a step acquisition, the difference between the acquisition date fair value of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in profit or loss under other income or expenses.
Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.
(ii)
Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.
(iii)
Non-controlling interests

Non-controlling interests reflects the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.
Measurement of non-controlling interests on the date of the business combination
Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value or their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.
Allocation of profit or loss and other comprehensive income to the shareholders
Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.
(iv)
Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between; (i) the sum of the proceeds and fair value of the

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
retained interest, and (ii) the derecognized balances, is recognized in profit or loss under other income or other expenses. Subsequently the retained interest is accounted for as an equity-accounted investee or as a financial asset in accordance with the provisions of IAS28 and IFRS 9, depending on the level of influence retained by the Group in the relevant company.
The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.
(v)
Investment in associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of voting rights in another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.
Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases (See also Note 2(e) with respect to change of presentation in the consolidated income statement).
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Company’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. The recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.
(vi)
Change in interest held in associated companies while retaining significant influence

When the Group increases its interest in an associated Group accounted for by the equity method while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.
When there is a decrease in the interest in an associated Group accounted for by the equity method while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale.
(vii)
Loss of significant influence

The application of the equity method is discontinued from the date the group loses significant influence in an associate and it accounts for the retained investment as a financial asset or a subsidiary, as relevant. On the date of losing significant influence, any retained interest it has in the former associate is measured at fair value. Any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate, and the carrying amount of the investment on that date, are recognized in profit or loss. Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(viii)
Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the Financial Statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
(c)
Foreign currency

(i)
Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising from retranslation of those assets and liabilities are recognised in profit or loss.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of their recognition.
(ii)
Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into United States dollars at exchange rates at the balance sheet date. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions.
Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests.
(d)
Financial instruments

(i)
Non-derivative financial assets

The Group’s non-derivative financial instruments include investments in equity and debt securities, trade and other receivables and cash and cash equivalents, classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income — investments in debt instruments; fair value through other comprehensive income — investments in equity instruments; or fair value through profit or loss. The Group’s balances of trade and other receivables and deposits are held within a business model whose objective is collecting the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are subsequently measured at amortized cost.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Initial recognition of financial assets
The Group initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date which is the date that the Group becomes a party to the contractual provisions of the instrument.
A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.
Impairment of financial assets
Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets. Impairment losses related to trade and other receivables, including other financial assets, are presented under financing expenses.
Derecognition of financial assets
The Group derecognizes a financial asset when the contractual rights of the Group to the cash flows from the asset expire or the Group transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.
Cash and cash equivalents
Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
(ii)
Non-derivative financial liabilities

The Group’s non-derivative financial liabilities include loans and borrowings from banks and others, lease liabilities, debentures and trade and other payables.
The Group initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.
Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. With respect to a lease liability, the Company also remeasures its carrying amount to reflect reassessments and / or modifications of the lease (see also Note 3(e)(ii)).
Debt modifications
An exchange of debt instruments having substantially different terms, or a substantial modification of terms of a debt instrument, between an existing borrower and lender is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
fair value. The difference between the carrying amount of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as part of the financial income or expenses. Any costs incurred in relation to such modifications are recognized in profit or loss as part of the financial income or expenses. The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability. In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments. In the case of insubstantial change in terms, the new cash flows are discounted at the original effective interest rate, with the difference between the present value of the financial liability with the new terms and the present value of the original financial liability being recognized in profit or loss.
Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
(iii)
Derivative financial instruments (economic hedges)

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognised in profit or loss. The Company is engaged in derivative transactions with respect to fuel prices, usually in the framework of Option contracts (measured based on Black Sholes model) while the changes in fair value of such derivatives are included in the operating expenses.
(iv)
Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of IAS 37 and the liability initially recognized after being amortized in accordance with IFRS 15. Any resulting adjustment of the liability is recognized in profit or loss.
(v)
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
(e)
Vessels, containers, handling equipment and other tangible assets

(i)
Owned assets

Vessels, containers, handling equipment and other tangible assets are stated at cost less accumulated depreciation (see paragraph (iv) below) and accumulated impairment losses (see Note 3(g)). The cost of inspecting a vessel (dry docking), that needs to be performed after a number of years of operation (usually once every five years), is separated from the cost of the vessel and depreciated according to the period until the following inspection. The Company’s management believes that there is no other material separate component whose contractual period of use is different from the contractual period of use of the whole vessel.
Gains and losses on disposal of vessels, containers, handling equipment and other tangible assets are determined by the difference between the net consideration from disposal and the carrying amount of these items and are recognised net within “other operating income / expenses” in profit or loss.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Subsequent costs
The Group recognises within the carrying amount of an asset (vessel, container, handling equipment or other tangible asset), the cost of replacing part of such an asset, when that cost is incurred, if it is probable that the future economic benefits embodied with such part will flow to the Group and the cost of the part can be measured reliably (while the carrying amount of the replaced part is derecognized). Material improvements that increase the economic benefits expected from the assets are capitalised as part of their cost. All other costs are recognised in the income statement as an expense as incurred.
Depreciation
Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.
An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.
Depreciation is recognised in profit and loss on a straight-line basis over the estimated useful life of each part of the asset (vessel, container, handling equipment or other tangible asset). Freehold land is not depreciated.
The estimated useful lives of vessels, containers, handling equipment and other tangible assets for the current and comparative periods are as follows (taking into account a residual value of mainly 10% of the cost of the assets, where applicable):
years
1. Vessels	25 – 30
2. Containers	Mainly 13
3. Chassis	30
4. Other equipment	13
5. Dry docking for owned vessels	Up to 5
The estimated useful lives of other tangible assets for the current and comparative periods are as follows:
	years
1. Buildings	25
2. Computer systems and communication equipment	4 – 7	(mostly 5 years)
3. Other	5 – 15
Depreciation methods, useful life and residual values are reviewed at each balance sheet date.
(ii)
Leased (Right-of-use) assets

Policy applied in reported periods, following January 1st, 2019:
A lease, in accordance with IFRS 16 (see also Note 2(e)), defined as an arrangement that conveys the right to control the use (and obtain substantially all the economic benefits from use) of an identified asset for a period of time in exchange for consideration, is initially recognized on the date in which the lessor makes the underlying asset available for use by the lessee.
Upon initial recognition, the Company recognizes a lease liability at the present value of the future lease payments during the lease term and concurrently recognizes a right-of-use asset at the same

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
amount of the liability, adjusted for any prepaid and/or initial direct costs incurred in respect of the lease. The present value is calculated using the implicit interest rate of the lease, or the Company’s incremental borrowing rate applicable for such lease, when the implicit rate is not readily determinable. The lease term is the non-cancellable period of the lease, in addition to any optional period which is reasonably certain to apply, considering extension and/or termination options.
Following recognition, the Company depreciates a right-of-use asset on a straight-line basis (see below), as well as adjust its value to reflect any re-measurement of its corresponding lease liability or any impairment losses in accordance with IAS 36.
The Company chose to apply the available exemptions with respect to short-term leases and leases of low-value assets, as well as the expedient with respect to the inclusion of non-lease components in the accounting of a lease.
Further to the adoption of IFRS 16, fixed assets previously recognized with respect to financial leases, were reclassified as right-of-use assets on adoption date.
Lease modifications
When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in such circumstances, the Group accounts for the modification as a separate lease. When the Group doesn’t account the modification as a separate lease, on the initial date of the lease modification, the Group determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate, against the right-of-use asset.
For lease modifications that includes a decrease in scope of the lease, as a preceding step and before remeasuring the lease liability against the right-of-use asset, the Group first recognizes a decrease in the carrying amount of the right-of-use asset (on a pro-rata basis) and the lease liability (considering the revised leased payments and pre-modification discounting rate), in order to reflect the partial or full cancellation of the lease, with the net change recognized in profit or loss.
Sale and lease-back
The Group applies the requirements of IFRS 15 to determine whether an asset transfer is accounted for as a sale. If an asset transfer satisfies the requirements of IFRS 15 to be accounted for as a sale, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount that relates to the right of use retained by the Group. Accordingly, the Group only recognizes the amount of gain or loss that relates to the rights transferred. If the asset transfer does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Group accounts the transaction as secured borrowing.
Depreciation
Right-of-use assets, including leasehold improvements, are depreciated over the lease term, or their useful lives (considering residual value, if applicable), if it is reasonably certain that the Group will obtain ownership by the end of the lease term.
The term of leases in which the Group is engaged with, are as follows:
years
1. Vessels	1 - 6
2. Containers	1 - 13
3. Buildings, vehicles and other assets	Mainly 1 - 10

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Policy applied in reported periods, prior to January 1st, 2019:
Operating lease payments
Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.
Finance lease payments
Minimum lease payments are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term, reflecting a constant periodic rate of interest on the remaining balance of the liability.
Lease modifications
If the terms of a lease in which the Group is a lessee are modified, the Company assesses whether the revised terms would have resulted in different classification of the lease had they been in effect at inception.
If a lease previously accounted for as a finance lease is reclassified as an operating lease, the Group derecognizes the leased asset and the finance lease liability and recognizes the profit (loss) from derecognizing the leased asset (calculated as the difference between the fair value of the leased asset and its carrying amount) in other operating income (expenses) and the profit (loss) from derecognizing the liability (calculated as the difference between (1) the fair value of the leased asset and the fair value of any liabilities incurred and instruments issued as part of the modification and (2) the carrying amount of the liability) in finance income (expense).
If a lease previously accounted for as an operating lease, is reclassified as a financial lease, the group recognize a leased asset and a finance lease liability at an amount equal to the lower of its fair value and the present value of the minimum lease payments.
If a lease previously accounted for as a finance lease is not reclassified as a result of the modification, the modification is accounted for as a debt modification.
If a lease previously accounted for as an operating lease is not reclassified as a result of the modification, the revised lease payments, including any liabilities incurred and instruments issued as part of the modification, are expensed on a straight-line basis throughout the remaining lease term.
(f)
Intangible assets

(i)
Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets.
Subsequently to its’ initial recognition, goodwill is measured at cost less accumulated impairment losses.
(ii)
Research and development of software

Development activities involve a plan or design for the production of new or substantially improved processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use the asset.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expenditure capitalised includes the cost of direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in profit or loss as incurred.
In subsequent periods, capitalised development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.
(iii)
Software

The Group’s assets include computer systems consisting of hardware and software. The licenses for the software, which are considered to be a separate item, adding functionality to the hardware, are classified as intangible assets.
(iv)
Dry docking for chartered vessels

The cost of inspecting the fleet of vessels held under bareboat charter is amortized according to the period until the following inspection or the period until the end of the charter, if shorter.
(v)
Subsequent expenditures

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognised in profit or loss as incurred.
(vi)
Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, or other amount substituted for cost, less its residual value.
Amortization is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:
Software	5 years
Dry docking for chartered vessels	Up to 5 years
Capitalised software development costs	5 – 8 years
Amortization methods, useful life and residual values are reviewed at each balance sheet date.
(g)
Impairment

(i)
Financial assets

A financial asset not carried at fair value through profit or loss is tested for impairment when objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortized cost the reversal is recognised in profit or loss.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ii)
Non-financial assets

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (hereinafter: “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. For this purpose, the Company, accounted as one cash generating unit, estimates its recoverable amount on the basis of its value-in-use, using the discounted cash flow (DCF) method.
An impairment loss is recognised if the carrying amount of the Company’s assets or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in that unit, on a pro rata basis.
An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each balance sheet date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.
(h)
Employee benefits

(i)
Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.
(a)
Defined contribution plans

A defined contribution pension plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.
(b)
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.
The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset). The discount rate is the yield at the balance sheet date on high grade corporate bonds

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.
When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reductions in future contributions is considered available when it can be realized over the life of the plan or after settlement of the obligation.
Gains or losses resulting from settlements of a defined benefit plan are recognized in profit or loss.
The Group recognizes immediately, directly in other comprehensive income, all actuarial gains and losses arising from defined benefit plans.
(ii)
Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value. The discount rate is the yield at the balance sheet date on high grade corporate bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations.
(iii)
Other long-term benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on long-term high grade corporate bonds denominated in the same currency, that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognised in profit or loss in the period in which they arise.
(iv)
Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.
(v)
Share-based compensation

The grant date fair value of share-based compensation awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based compensation awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(i)
Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation.
The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.
Legal claims
The Financial Statements includes appropriate provisions in respect of claims against the Group which, in the opinion of the Group’s management, based, among others, on the opinion of its legal advisers retained in respect of those claims, is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.
Note 27 contains details of the additional exposure due to contingent claims where the amounts are significant.
(j)
Revenue Recognition from shipping services and related expenses

Revenue from containerized and non-containerized cargo
The Group considers each freight transaction as comprised of one performance obligation, recognized per the time-based portion completed as at the balance sheet date. The operating expenses related to cargo traffic are recognized immediately as incurred. If the expected incremental expenses related to the cargo exceed its expected related revenue, the loss is recognized immediately in profit or loss.
With respect to presentation and in accordance with IFRS 15 guidance, the Company recognizes “Contract assets”, reflecting receivables (not eligible to be classified as a financial asset, i.e. as trade receivables) and “Contract liabilities”, reflecting obligation to provide services, both with respect to engagements with customers, not yet completed as at the respective balance sheet date. Contract assets and contract liabilities relating to the same contract are to be presented on a net basis in the statement of financial position. On the other hand, trade receivables and contract liabilities deriving from the same contract are to be presented on a gross basis in the statement of financial position.
Revenue from demurrage
Revenues from demurrage and detentions for containers are accounted as separate performance obligation and recognized over time, up until the time the customer’s late return or pick-up of containers.
Revenue from value-added services
Revenues from value-added services provided by the Company and its agencies to the customers, such as documents handling, customs, duties etc., are accounted as separate performance obligation and recognized when the service is rendered
Cooperation agreements
Non-monetary exchange of slots with other shipping companies in order to facilitate sale of services to customers are not accounted as revenues.
(k)
Finance income and expenses

Finance income includes mainly interest income, recognised as it accrues in profit or loss, using the effective interest method.
Finance expenses include mainly interest expense on borrowings and impairment losses recognised on trade and other receivables.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Foreign currency gains and losses are reported on a net basis.
In the statements of cash flows, interest received and dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities.
(l)
Income taxes

Income taxes include current and deferred taxes. Current taxes and deferred taxes are recognised in profit or loss except to amounts relate to items recognised directly in equity or in other comprehensive income, to the extent they relate to such items.
Current taxes are the taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred taxes are recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding amounts used for taxation purposes. Deferred taxes are not recognised for the following temporary differences: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and (iii) differences relating to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment. Deferred taxes are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, or to the extent it can be utilized in future periods against taxable temporary differences (i.e. deferred tax liabilities). Deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Additional income taxes that arise from the distribution of dividends are recognised in profit or loss when the liability to pay the related dividends is recognised by the distributing company.
Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
•
In the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•
In the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•
The same taxable entity; or

•
Different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are contractual to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(m)
Earnings (losses) per share

The Group presents basic and diluted earnings (losses) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares, if any.
(n)
Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction, with the difference between the fair value and the consideration from the transaction recorded in the Company’s equity.
(o)
Government grants

Grants received from the Government of Israel with respect to the cost of employing Israeli resident sailors on Israeli vessels are deducted from the salary costs.
(p)
Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle, and mainly includes fuel on board.
(q)
Non-current assets and disposal groups held for sale

Non-current assets are classified as held for sale if it is highly probable that they will be recovered primarily through a sale transaction and not through continuing use.
Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter, the assets are measured at the lower of their carrying amount and fair value less cost to sell. In subsequent periods, depreciable assets classified as held for sale are not periodically depreciated. Impairment losses recognized on initial classification as held for sale, and subsequent gains or losses on remeasurement, are recognized in profit or loss.
4
Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.
(a)
Non-derivative financial liabilities

See Note 29(d)(1).
(b)
Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows. Trade and other receivables are measured at the original invoice amount if the effect of discounting is immaterial.
(c)
Cash Generating Unit for impairment testing

See Note 6.
(d)
Assets classified as held for sale

The fair value of assets classified as held for sale is estimated as the expected sale price less costs to sell. The sale price of vessels is calculated based on the estimated steel prices and the vessels weight.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(e)
Derivatives

See Note 29.
(f)
Financial assets measured at fair value through other comprehensive income

The fair value of financial assets classified as measured at fair value through other comprehensive income is measured based on their quoted prices on an active market.
5
Vessels, containers, handling equipment and other tangible assets (*)

Cost:
	Balance at January 1, 2019	Additions (**)	Disposals	Lease Modifications	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Vessels	941,201	240,908		(3,126)		1,178,983
Containers and equipment	789,144	180,634	(105,588)	(35,277)	(15)	828,898
Computer systems and Communication equipment	46,115	8,271	(307)		(496)	53,583
Other property and equipment	51,407	60,369	(1,592)		(1,364)	108,820
Total	1,827,867	490,182	(107,487)	(38,403)	(1,875)	2,170,284
Depreciation and impairment charges:
	Balance at January 1, 2019	Depreciation	Disposals	Lease Modifications	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Vessels	323,774	139,682		(2,414)		461,042
Containers and equipment	437,457	78,399	(87,682)	(25,002)	(12)	403,160
Computer systems and Communication equipment	36,372	5,647	(304)			41,715
Other property and equipment	40,421	13,249	(558)		(1,252)	51,860
Total	838,024	236,977	(88,544)	(27,416)	(1,264)	957,777
Payments on account, net	264					274
Net carrying amounts:
	Balance at January 1, 2019	Balance at December 31, 2019
	US $’000	US $’000
Vessels	617,427	717,941
Containers and equipment	351,687	425,738
Computer systems and Communication equipment	9,743	11,868
Other property and equipment	10,986	56,960
Payments on account of other assets	264	274
	20,993	69,102
Total	990,107	1,212,781

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(*)
Including right-of-use assets (see also Note 7).

(**)
Mostly related to right-of-use assets.

Cost:
	Balance at January 1, 2018	Additions	Disposals	Transfer (**)	Effect of movements in exchange rates	Balance at December 31 2018
	US $’000
Vessels	1,087,688			(146,487)		941,201
Containers and equipment	831,536	64,402	(22,791)	(84,003)		789,144
Computer systems and Communication equipment	41,565	4,971	(160)		(261)	46,115
Other property and equipment	51,546	1,331	(777)		(693)	51,407
Total	2,012,335	70,704	(23,728)	(230,490)	(954)	1,827,867
Depreciation and impairment charges:
	Balance at January 1, 2018	Depreciation	Disposals	Transfer (**)	Effect of movements in exchange rates	Balance at December 31 2018
	US $’000
Vessels	371,023	34,542		(81,791)		323,774
Containers and equipment	458,945	62,964	(16,605)	(67,847)		437,457
Computer systems and Communication equipment	33,820	2,945	(163)		(230)	36,372
Other property and equipment	40,213	1,511	(736)		(567)	40,421
Total	904,001	101,962	(17,504)	(149,638)	(797)	838,024
Payments on account, net	280					264
Net carrying amounts:
	Balance at January 1, 2018	Balance at December 31, 2018
	US $’000	US $’000
Vessels	716,665	617,427
Containers and equipment	372,591	351,687
Computer systems and Communication equipment	7,745	9,743
Other property and equipment	11,333	10,986
Payments on account of other assets	280	264
	19,358	20,993
Total	1,108,614	990,107

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(*)
Including leased assets under financial leases — see also Note 7.

(**)
Vessels and containers transferred to Assets classified as held for sale (see also Note 5(a)).

(a)
Assets held for sale

On December 31, 2018, in line with commercial and cost-benefit considerations, the Company designated three vessels, to be sold or scrapped. Accordingly, the Company classified such vessels as held for sale, measured per their scrap value and recorded an impairment in an amount of US$ 38 million (under other operating expenses.) During 2019, the Company completed the sale of two of such vessels. In addition, and further to an agreement concluded in December 2018, with respect to the sale of containers (for a net consideration of US$ 20 million), the Company classified the related containers as held for sale and disposed most of such containers during 2019. The above-mentioned assets, which remained outstanding as at December 31, 2019, continue to be classified as held-for-sale, as the Company remains committed to its plan to dispose such assets within the following year.
(b)
See also Note 12(a) with respect to securing tangible assets.

6
Intangible assets

Cost:
	Balance at January 1, 2019	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Goodwill (*)	8,230	559		(490)	8,299
Software (mostly development costs)	173,508	8,746	(15)	57	182,296
Dry docking	4,514				4,514
Other intangible assets	3,415				3,415
Total	189,667	9,305	(15)	(433)	198,524
Amortization and impairment losses:
	Balance at January 1, 2019	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31 2019
	US $’000
Goodwill (*)
Software (mostly development costs)	118,530	8,073	(15)	57	126,645
Dry docking	4,117	312			4,429
Other intangible assets	2,382	148			2,530
Total	125,029	8,533	(15)	57	133,604
Net carrying amounts:
	Balance at January 1, 2019	Balance at December 31, 2019
	US $’000	US $’000
Goodwill	8,230	8,299
Software (mostly development costs)	54,978	55,651
Dry docking	397	85
Other intangible assets	1,033	885
Total	64,638	64,920

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(*)
For additional information regarding the allocation of Goodwill to the Company’s CGU and its annual impairment test — see below.

Cost:
	Balance at January 1, 2018	Additions	Disposals	Effect of movements in exchange rates	Balance at December 31 2018
	US $’000
Goodwill (*)	10,090			(1,860)	8,230
Software (mostly development costs)	158,707	14,925	(36)	(88)	173,508
Dry docking	4,514				4,514
Other intangible assets	3,415				3,415
Total	176,726	14,925	(36)	(1,948)	189,667
Amortization and impairment losses:
	Balance at January 1, 2018	Amortization	Disposals	Effect of movements in exchange rates	Balance at December 31 2018
	US $’000
Goodwill (*)
Software (mostly development costs)	110,851	7,787	(36)	(72)	118,530
Dry docking	3,627	490			4,117
Other intangible assets	1,054	1,328			2,382
Total	115,532	9,605	(36)	(72)	125,029
Net carrying amounts:
	Balance at January 1, 2018	Balance at December 31, 2018
	US $’000	US $’000
Goodwill	10,090	8,230
Software (mostly development costs)	47,856	54,978
Dry docking	887	397
Other intangible assets	2,361	1,033
Total	61,194	64,638

(*)
For additional information regarding the allocation of Goodwill to the Company’s CGU and its annual impairment test — see below.

Impairment test
Further to the continuing volatility in the shipping industry as discussed in Note 1(b), the Company tested its assets for impairment (mainly its fixed and intangible assets), as at December 31, 2019. For the purpose of IAS 36, the Company, which operates an integrated liner network, has one cash-generating unit (hereinafter: CGU), which consists of all of the Company’s operating assets. The

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Company estimated its recoverable amount on the basis of its value-in-use, using the discounted cash flow (DCF) method.
The Company’s assumptions were made for the period ended on December 31, 2024 and a representative year intended to reflect a long-term, steady state. The key assumptions are set forth below:
•
A detailed cash flow for the abovementioned period, based upon the Company’s business plan.

•
Bunker price: according to the future price curve of fuel.

•
Freight rates: a compound annual growth rate of 0.8% over the projection period.

•
Increase in aggregate TEU shipped: a compound annual growth rate of 3.1% over the projection period, which is in line with the expected trends in the trades the company is planning to focus on.

•
Charter hire rates: contractual rates in effect as of December 31, 2019, and assuming anticipated market rates for renewals of charters expiring in the projection period.

•
Post tax discount rate of 8%.

•
Long-term nominal growth rate of 1.5%, which is consistent with the expected industry average.

•
Capital expenditures that are similar or equal to the Company’s expected depreciation;

•
Payment of tax at the Company’s corporate tax rate of 23%.

The impairment test resulted with a recoverable amount exceeding the carrying value by a considerable amount. Therefore, no impairment was recognized in the financial statements in respect of the CGU.
Although the Company believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective.
There can be no assurance as to how long bunker prices, charter rates and freight rates will remain at their current levels or whether they will increase or decrease by any significant degree.
Change by 100 bps in the following assumptions will result in an increase (decrease) in the fair value of the recoverable amount (although will not have resulted with an impairment), as follows:
	Increase	Decrease
	By 100 bps
	US$ million
Discount rate	(265)	359
Terminal growth rate	332	(244)

7
Leases

The Group is engaged in multiple lease arrangements for vessels and containers, supporting its operating activities, as well as for buildings, vehicles, IT equipment and other tangible assets. Such lease arrangements are characterized by large-scale, frequent and recurring engagements in common market terms.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(a)
Right-of-use assets

	Vessels	Containers and Equipment	Buildings, Vehicles and other tangible assets	Total
	US $’000
Balance as at January 1, 2019	491,333	317,360	242	808,935
IFRS 16 Adoption (*)	140,442	73,174	41,453	255,069
Depreciation	(131,050)	(69,700)	(13,716)	(214,466)
Other (**)	99,755	87,169	21,834	208,758
Balance as at December 31, 2019	600,480	408,003	49,813	1,058,296

(*)
See also Note 2(e).

(**)
Mainly additions, see also Note 5.

(b)
Maturity analysis of the Group’s lease liabilities

	2019	2018
	US $’000
Less than one year	215,576	110,545
One to five years	425,780	262,268
More than five years	215,970	241,235
Total	857,326	614,048
The Group’s lease liabilities are mostly denominated in USD, discounted by interest rates with weighted average of 12%.
(c)
Amounts recognized in profit or loss

2019
US $’000
Interest expenses on lease liabilities	97,620
Expenses relating to short-term leases:
Vessels	181,856
Containers	27,417
Capital gains related to sale and leaseback transactions	3,619

(d)
Amounts recognized in the statement of cash flows

2019
US $’000
Cash outflow related to lease liabilities	319,166

(e)
For further details regarding the Company’s obligations, related to leases accounted as linear expenses along the lease period (in accordance with the Company’s policy for exemptions available with respect to short-term leases and leases of low-value assets), see Note 26.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8
Trade and other receivables

(a)
Carrying amounts

	2019	2018
	US $’000
Non-current other receivables
Long-term loans	240	244
Others	5,078	2,938
	5,318	3,182
Current trade and other receivables
Trade receivables	263,749	313,685
Other receivables
Insurance recoveries (see also Note 15)	4,576	7,531
Government institutions	11,540	12,428
Prepaid expenses	25,531	15,014
Current portion of deferred expenses		10,510
Amounts due from associates	159	198
Other receivables	11,504	18,977
	53,310	64,658
	317,059	378,343
The Group’s exposure to credit and currency risks is disclosed in Note 29.
(b)
Factoring facility

In August 2019, the Company entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale, meeting the criteria of “true sale”, of portion of receivables, designated by the Company. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of US$ 90 million), net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in IFRS 9 (Financial Instruments).
Further to this arrangement, the Company is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of US$ 125 million, same as already required following the Company’s 2014 debt restructuring (see Note 12(c) above), as well with other requirements customarily applied in such arrangements. As at December 31, 2019, the total amount of receivables sold to the financial institution, out of the above-mentioned limit, was US$ 58 million.
Prior to this arrangement, such receivables were securing certain rescheduled payments (the “Deferred Amounts”), as agreed in 2016 with certain creditors and lessors of the Company. Accordingly, On August 2019, the Company early repaid the outstanding balance of the Deferred Amounts in a total sum of US$ 29 million. Following the balance sheet date, the agreement was renewed to additional period ending February 2021.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9
Other investments

	2019	2018
	US$’000
Non-current investments – long term deposits (*)	2,766	2,790

(*)
Mainly long-term deposits which are not bearing any interest.

Current investments
Short term bank deposits (*)	56,493	66,166
Financial assets at fair value through profit or loss	988	538
Financial assets at fair value through other comprehensive income	1,566	1,947
	59,047	68,651

(*)
Mainly deposits under lien — see also Note 12(a).

The interest rates on the deposits in 2019 were approximately 3.1%.
The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 29.
10
Cash and cash equivalents

	2019	2018
	US$’000
Bank balances and cash in hand	130,997	154,516
Demand deposits	51,789	31,775
Cash and cash equivalents in the consolidated statement of financial position	182,786	186,291
The effective interest rate on the demand deposits (including deposits denominated in currencies other than USD) in 2019 was approximately 1.4%.
The Group’s exposure to interest rate risk and a sensitivity analysis for financial liabilities is disclosed in Note 29.
11
Capital and reserves

(a)
Share capital

	2019	2018
Number of ordinary shares (issued and paid up):
Balance at the beginning of the year	10,000,000	10,000,000
Balance at the end of the year	10,000,000	10,000,000
Ordinary shares – in US$’000’s	88	88
– in NIS’000’s	300	300

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2019 and 2018 the authorised share capital is comprised of 350,000,001 ordinary shares, each with a par value of NIS 0.03.
The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets, except as disclosed in (b) below.
(b)
Special State Share

The issued and paid-up share capital includes one share which is a Special State Share.
In the framework of the process of privatising the Company, all the State of Israel’s holdings in the Company (about 48.6%) were acquired by The Israel Corporation pursuant to an agreement from February 5, 2004. As part of the process, the Company allotted to the State of Israel a Special State Share so that it could protect the vital interests of the State.
On July 14, 2014 the State and the Company have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in the Company which confers on the holder a holding of 35% and more of the Company’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require a prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.
The Special State Share is non-transferable; its rights are described in the new Company’s Articles of Association.
Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.
(c)
Share-Based Payment Arrangements

During 2018 the Company granted certain senior managers with options (see also Note 13(h)), according to the below terms:
Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
June 30, 2018	Each option is exercisable into one ordinary share of NIS 0.03 par value, at the exercise price of the share on the grant date.	499,000	50%, 25% and 25% of the options are exercisable following a service period of 2 years, 3 years and 4 years, respectively.	6 years
As at December 31, 2019 and 2018, the number of outstanding and unvested options was 499,000, as there were no exercises / forfeitures of the above mentioned options, nor additional options granted.
During the year ended December 31, 2019 and 2018, the Company recorded expenses related to share-based payment arrangements of US$ 707 thousands and US$ 368 thousands, respectively.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Information on fair value measurement
The weighted average fair value of options on grant date was $3.62, measured using the Black-Scholes model, based on the following measurement inputs:
Share price on grant date	USD 10
Exercise price	USD 10
Expected volatility	31.9%
Expected life	6 years
Expected dividends	0%
Risk-free interest rate	2.7%

(d)
Earnings (Loss) per share

Basic and diluted earnings (loss) per share
	2019	2018	2017
	US$’000
Profit (loss) attributable to ordinary shareholders	(18,149)	(125,653)	6,235
	2019	2018	2017
Weighted average number of ordinary shares	10,000,000	10,000,000	10,000,000
As at December 31, 2019 and 2018, options for 499,000 ordinary shares, granted to certain senior managers (see above and Note 13(h)) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
12
Loans and other liabilities

This Note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see Note 29.
(a)
The loans and other liabilities are as follows:

	2019	2018
	US$’000
Non-current liabilities
Loans from financial institutions	10,139	16,517
Loan from shipyard	48,223	44,535
Other loans and liabilities	39,704	56,946
Debentures	443,866	435,200
	541,932	553,198
Current liabilities
Current portion of loans from financial institution	1,989	30,567
Current portion of other loans and liabilities	10,039	44,352
Current portions of debentures	11,608	15,769
	23,636	90,688
Short-term borrowings	116,431	113,115
	140,067	203,803
See also Note 29(b) with respect to the contractual maturities of financial liabilities.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Liens placed in respect of liabilities
As security for part of the short and long term bank credit and other long-term loans and liabilities, liens have been registered on most of the vessels fleet and its equipment, including the revenues generated by the vessels and the insurance rights relating to the vessels, containers, handling equipment, deposits and other assets. The aggregate carrying values of the securing assets, as well as of right-of-use asset (accounted as securing their corresponding lease liabilities), are as follows:
	2019	2018
	US $’000
Vessels	725,558	644,130
Containers and handling equipment	418,862	336,042
Deposits	51,477	61,485
Buildings, vehicles and others	55,822	5,818
	1,251,719	1,047,475

(b)
Terms and debt repayment schedule

Terms and conditions of outstanding loans are as follows:
	December 31, 2019
	Currency	Effective interest (2)	Year of Maturity	Face value	Carrying Amount (3)
				US $’000
Debentures :
Tranche A (1)	US$	Libor + 2.8%	2021	15,634	15,634
Tranche C (1)	US$	7%	2023	359,808	322,620
Tranche D (1)	US$	7.9%	2023	127,772	117,220
Long-term loans:
Tranche A (1)	US$	Libor + 2.8%	2021	1,693	1,693
Tranche E (1)	US$	8.7%	2026	72,108	48,223
Other	US$	(*)9.7%	2020 – 2030	54,374	54,374
Long-term liabilities (4)	Mainly US$		2020 – 2022	5,804	5,804
Short-term credit from banks (5)	US$	4.3%	2020	116,431	116,431
				753,624	681,999

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 2018
	Currency	Effective interest (2)	Year of Maturity	Face value	Carrying Amount (3)
				US $’000
Debentures :
Tranche A (1)	US$	Libor + 2.8%	2021	25,273	25,273
Tranche C (1)	US$	7%	2023	359,808	313,398
Tranche D (1)	US$	7.9%	2023	125,248	112,298
Long-term loans:
Tranche A (1)	US$	Libor + 2.8%	2020 – 2021	32,179	32,179
Tranche E (1)	US$	8.7%	2026	70,843	44,535
Other	US$	(*)8.4%	2020 – 2023	72,257	72,257
Long-term liabilities	US$		2019 – 2022	43,946	43,946
Short-term credit from banks	US$	4.9%	2019	113,115	113,115
				842,669	757,001

(*)
Weighted average.

See also Note 7(b) with respect to lease liabilities.
(1)
During 2014 the Company completed its debt restructuring, which involved the majority of its creditors, related parties and additional stakeholders. In the framework of the restructuring, the following debt instruments were issued:

(i)
Tranche A, as fully secured debt (partially issued as debentures).

(ii)
Tranches C and D, as unsecured notes, payable on June 2023 and subject to early repayment mechanism related to excess cash and proceeds from the sale of assets, as defined in the restructuring agreement.

(iii)
Tranche E, as unsecured loan, payable in 2026, subject to the full settlement of Tranches A, C and D.

(2)
The effective interest rate is the rate that discounts estimated future cash payments or receipts through the contractual life of the financial instrument to the net carrying amount of the financial instrument and it does not necessarily reflect the contractual interest rate.

(3)
Regarding the carrying amount of the assets securing the Company’s loans and liabilities see Note 12(a).

(4)
Includes US$ 5.7 million which are not bearing any interest.

(5)
Includes US$ 50 million subject to Libor + 2.5%.

(c)
Financial covenants

During the last few years, due to deteriorating market conditions, the Company obtained amendments to its financial covenants, the most recent of which concluded in the third quarter of 2018. Accordingly, below are the financial covenants that the Company was required to comply with, as at December 31, 2019:
1)
Fixed Charge Cover ratio — Defined as Consolidated EBITDAL to Fixed Charges. EBITDAL means Consolidated EBITDA (Group’s Consolidated EBITDA, following certain adjustments as specifically defined in the facility agreements), after adding back vessels and equipment lease costs. Fixed Charges mean mainly cash interest, scheduled repayments of indebtedness and vessels and equipment lease payments. During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Fixed Charge Cover ratio requirements

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
were waived. In the following periods, commencing March 31, 2020, the required ratio will be 0.90:1 and will remain at that level thereafter.
2)
Total Leverage ratio — Defined as Total Debt to Consolidated EBITDA. During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Total Leverage ratio requirements were waived. In the following periods, commencing March 31, 2020, the required ratio will be 9.00:1 and will remain at that level thereafter.

3)
Minimum Liquidity — Starting December 31, 2016 the minimum Liquidity, as defined in the facility agreements and further amended, is required at US$ 125 million.

Under these amendments, it was also determined that if the Company’s performance improves and certain conditions are met, the Fixed Cover ratio levels and the Total Leverage ratio levels, as agreed at the restructuring, will be reinstated.
As at December 31, 2019, the Company complies with all its financial covenants. According to these consolidated Financial Statements, the Company’s liquidity, as defined in the related agreements, amounts to US$ 184 million (Minimum Liquidity required is US$ 125 million).
As disclosed in Note 1(b), further to the early repayment of Tranche A in June 2020, the abovementioned covenants related to ‘Fixed charge cover ratio’ and ‘Total leverage ratio’ were removed and no longer exist.
(d)
Movement in liabilities deriving from financing activities

	Loans and other liabilities
	Long-term Loans and other	Debentures	Lease Liabilities
Balance as at January 1, 2019	306,032	450,969	614,048
Changes from financing cash flows:
Receipt of long-term loans	10,547		3,282
Repayment of borrowings	(65,397)	(9,639)	(225,727)
Change in short-term loans	3,318
Additional Leases (*)			458,581
Other Changes (**)	(27,975)	14,144	7,142
Balance as at December 31, 2019	226,525	455,474	857,326

(*)
Includes $236 million related to the adoption of IFRS16 (see also Note 2(e)).

(**)
Mainly includes non-cash maturities, lease modifications, discount amortization and accrual of PIK interest.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
	Loans and other liabilities
	Loans and other Liabilities	Debentures	Financial Lease Liabilities
Balance as at January 1, 2018	335,024	445,082	668,017
Changes from financing cash flows:
Receipt of long-term loans (*)	53,491		1,887
Repayment of borrowings	(74,020)	(7,415)	(118,538)
Change in short-term loans	(10,365)
Additional Financial Leases			62,682
Other Changes (**)	1,902	13,302
Balance as at December 31, 2018	306,032	450,969	614,048

(*)
Mainly related to:

(i)
An arrangement for the purpose of refinancing a portion of the Company’s secured debt, in the framework of a sale, lease and optional buyback of four vessels at the end of a five years lease period, which resulted with gross proceeds in the total amount of US$ 40 million (the transaction is accounted as a secured borrowing as the Company retains ownership of such vessels throughout the arrangement, due to a Call and Put options mechanism).

(ii)
A bank loan in an amount of US$ 10 million, secured by certain real-state assets, scheduled to be repaid along a period of 4 years, in accordance with the repayment schedule determined in the agreement.

(**)
Mainly includes discount amortization and accrual of PIK interest.

13
Employee benefits

(a)
Composition

	2019	2018
	US$’000
Present value of obligations (see section (f) below)	67,502	58,575
Fair value of the plan assets (see section (f) below)	(28,525)	(27,186)
Recognized liability for defined benefit obligations	38,977	31,389
Termination benefit-liability for early retirement	16,003	18,159
Other long-term benefits	13,010	10,585
Short-term benefits:
Liability for annual leave	7,459	7,264
Current portion of liability for early retirement	6,081	6,170
Total employee benefits	81,530	73,567
Presented in the statement of financial position as follows:
Short-term (Note 14)	13,540	13,434
Long-term	67,990	60,133
	81,530	73,567

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b)
Defined contribution pension plans

According to the Israeli Severance Pay Law — 1963, an employee who is dismissed, or who reaches the retirement age, is entitled to severance payments, in a sum equal, in essence, to 8 1∕3% of his last monthly salary multiplied by the actual months of employment (hereinafter — “Severance Obligation”).
The Severance Pay Law allows employers to be relieved from part or all of the Severance Obligation by making regular deposits to pension funds and insurance companies, if it is approved (beforehand) by a relevant regulation or Collective Agreement.
The Group makes regular deposits to pension funds and insurance companies. With respect to some of its employees, the Group makes such payments replacing its full Severance Obligation regarding those employees and, therefore, treats those payments as if they were payments to a defined contribution pension plan. With respect to most of the other employees, the Group makes such payments replacing only (6%)/(8 1∕3%) of the respective Severance Obligation. Therefore, the Company treats those payments as payments to a defined contribution pension plan and treats the remainder (2 1∕3%)/(8 1∕3%) as payments to a defined benefit pension plan.
(c)
Defined benefit pension plan

(i)
The post-employment liability included in the statement of financial position represents the balance of liabilities not covered by deposits and/or insurance policies in accordance with the existing labour agreements, the Severance Pay Law and the salary components which Management believes entitle the employees to receipt of compensation.

To cover their pension and severance liabilities, the Company and certain of its subsidiaries make regular deposits with recognised pension and severance pay funds in the employees’ names and purchase insurance policies.
The reserves in compensation funds include accrued linkage differentials (for Israeli CPI), interest accrued and deposited in compensation funds in banks and insurance companies. Withdrawal of the reserve monies is contingent upon fulfilment of detailed provisions in the Severance Pay Law.
(ii)
Group retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift and vouchers. The Group’s liability in respect of these costs accumulates during the service period. The contractual costs are in respect of the post-employment period, based on an actuarial calculation for existing retirees and for the serving employees entitled to this benefit according to their contractual retirement age.

(d)
Other long-term employee benefits

(i)
Provision for annual absence

Under the labour agreement, employees retiring on pension are entitled to certain compensation in respect of unutilised annual absence. The provision was measured based on actuarial calculations. The actuarial assumptions applied include those noted in section (g) below, as well as assumptions based on the Group’s experience according to the likelihood of payment of annual absence pay at retirement age and utilisation of days by the LIFO method.
(ii)
Company participation in education fees for children of employees studying in higher educational institutions

Under the labour agreement, employees are entitled to the participation of the Company in education fees for their children. The provision was measured based on actuarial calculations. The actuarial assumptions applied include those noted in section (g) below, as well as assumptions based on the Company’s experience according to the likelihood of payment of educational fees.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(e)
Benefits in respect of voluntary early retirement

According to agreements reached with certain employees who retired early, these employees are entitled to a pension from the Group until they reach regular retirement age. A provision, computed based on the present value of the early retirement payments is included in the Consolidated Statement of Financial Position.
(f)
Movement in the present value of the defined benefit pension plan obligation

	2019	2018
	US $’000
Defined benefit obligation at January 1st	58,575	66,268
Benefits paid by the plan	(4,250)	(4,605)
Current service cost and interest	2,968	3,091
Foreign currency exchange changes in plan measured in a currency
different from the entity’s functional currency	4,016	(3,952)
Actuarial losses (gains) recognised in other comprehensive income	6,193	(2,227)
Defined benefit obligation at December 31st	67,502	58,575
Movement in the present value of plan assets
	2019	2018
	US $’000
Fair value of plan assets at January 1st	27,185	29,016
Contribution paid by the Group	937	889
Benefits paid by the plan	(2,234)	(1,963)
Return on plan assets	397	488
Foreign currency exchange changes in plan measured in a currency different from the entity’s functional currency	1,482	(1,076)
Actuarial gains (losses) recognised in other comprehensive income	758	(169)
Fair value of plan assets at December 31st	28,525	27,185
Plan assets composition
	2019	2018
	US $’000
Equity instruments	9,839	9,962
Debt instruments	15,707	14,167
Cash and deposits	989	1,339
Other	1,990	1,717
	28,525	27,185

(g)
Actuarial assumptions

The principal actuarial assumptions at the balance sheet date:
(i)
Annual resignation and dismissal rates were determined on the basis of the past experience of the Group; for employees of the Company the resignation rate is estimated between 8%-10% and the dismissal rate is estimated between 1% and 2.5%. For the subsidiaries, the resignation rate is estimated at between 2.6% and 4% and the dismissal rate is estimated at between 2% and 2.6%.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ii)
The relevant discount rates are as follows:

	2019	2018	2017
Early retirement	1 – %1.1%	2.1% – 2.4%	1.4% – 1.6%
Annual absence	2.1% – 2.2%	3.5% – 3.7%	3.2% – 3.3%
Tuition fees	1.3% – 1.8%	2.5% – 3.1%	1.8% – 2.5%
Defined benefit plan	1% – 3.15%	2.0% – 4.0%	1.8% – 3.5%

(iii)
Assumptions regarding future benefits growth were made on the basis of the Group’s experience and management’s assessments. The Group — For employees, the average future salary growth increment is between 2% and 4.5% per year 2019, and between 2% and 4.5% per year in 2018 and 2017.

Assumptions regarding future mortality are based on published statistics and mortality tables.
(iv)
The overall long-term rate of return on assets is between 1.8% and 3.8% per year in 2019, and between 3.1% and 3.6% per year in 2018 and between 2.7% and 3.9% per year in 2017. The long-term rate of return addresses the portfolio as a whole, based exclusively on historical returns, without adjustments.

(v)
Sensitivity analysis

Reasonably possible changes at the balance sheet date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts below:
	Defined benefit obligation At December 31, 2019
	Increase	Decrease
	US $’000
Discount rate (0.5% movement)	(3,455)	3,815
Future benefit growth (0.5% movement)	2,629	(2,639)
As at December 31, 2019, the weighted average duration of the defined benefit obligation was 10 years (as at December 31, 2018 — 9 years).
In 2020, the Group expects to pay about US$ 1,393 thousands in contributions to the funded defined benefit pension plan.
(h)
The Company’s Board of Directors approved compensation plans for the Company’s employees and management (the “Plans”) for the years 2017-2019, payable as cash bonuses. The payment of cash bonuses under the Plans was subject to the satisfaction of certain pre-conditions, such as profitability and minimum EBITDA, while the actual bonus payable to each participant under the Plans is based on each participant’s meeting of certain key performance indicators (determined based on the overall performance of the Company and the individual performance of each participant). The accrual for bonuses is presented within the current liabilities.

During the second half of 2018, the Company’s Board of Directors approved the adoption of a share option plan that allows for the grant of options to purchase ordinary shares of the Company, as well as specific grants to certain members of management, which constitute less than 5% of the Company’s share capital on a fully diluted basis and reflects an expense of approximately US$ 2 million, to be recognized during the vesting period. See also Note 11(c).

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14
Trade and other payables

	2019	2018
	US$’000
Trade payables	350,775	377,846
Other payables
Salaries and related payables	8,392	6,754
Provision for annual leave and early retirement (see Note 13(a))	13,540	13,434
Government institutions	9,169	9,128
Accrued interest	8,621	4,652
Accrued expenses	8,209	11,707
Advances from customers and others (*)	11,171	31,695
Payables and other credit balances	12,540	10,616
	71,642	87,986
Derivatives not used for hedging		1,924
	422,417	467,756

(*)
2018 — Mainly proceeds received with respect to sale of containers — see also Note 5(a).

All of the trade and other payables are contractual to be settled within one year or are repayable on demand.
The Group’s exposure to currency, liquidity and market risks related to trade and other payables is disclosed in Note 29.
15
Provisions

2019
US $’000
Balance at the beginning of the year	24,417
Provisions added during the year	8,987
Provisions utilized during the year	(12,125)
Provisions reversed during the year	(3,281)
Balance at the end of the year	17,998
Legal and employee claims
For legal matters addressed against the Group, see Note 27.
Claims covered by insurance
Claims covered by insurance represent mainly claims for damage to cargo of customers that was shipped in containers at the responsibility of the Company. The Company has agreements with insurance companies that indemnify it in respect of such damages (other than the self-participation provided in the insurance agreements). Regarding assets that were recognised in respect thereto, see Note 8, insurance recoveries.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16
Income from voyages and related services

	2019	2018	2017
	US $’000
Shipping	3,257,121	3,208,315	2,942,072
Other	42,640	39,549	36,219
	3,299,761	3,247,864	2,978,291
See also Note 25 with respect to disaggregation of revenues by geographical trade.
17
Operating expenses and cost of services

	2019	2018	2017
	US $’000
Wages and expenses relating to seagoing personnel	10,392	10,043	10,581
Maintenance and repair of vessels	4,060	4,708	4,113
Expenses relating to fleet equipment
(mainly containers and chassis)	25,560	25,743	25,602
Fuel and lubricants (*)	386,917	536,634	386,883
Insurance	8,634	9,583	9,270
Expenses related to cargo handling	1,421,354	1,379,320	1,285,365
Port expenses	200,610	273,988	251,703
Agents’ salaries and commissions	149,210	159,790	160,398
Cost of related services and sundry	61,437	72,009	67,370
Slots purchase and hire of vessels	515,102	480,374	358,908
Hire of containers	27,417	47,421	39,954
	2,810,693	2,999,613	2,600,147

(*)
Including gain from change in fair value of fuel derivatives in an amount of US$ 1 million and loss from change in fair value of fuel derivatives in an amount of US$ 2 million in 2019 and 2018, respectively.

18
Other operating income

		2019	2018	2017
		US $’000
Capital gain, net	(*)	35,471	3,015	1,178
Sundry		2,628	2,302	3,057
		38,099	5,317	4,235

(*)
Mainly related to sales of containers and real-estate assets.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19
Other operating expenses

	2019	2018	2017
	US $’000
Impairment, net	1,150	(*)37,993	2,400
Sundry	89	78	200
	1,239	38,071	2,600

(*)
See also Note 5(a).

20
General and administrative expenses

	2019	2018	2017
	US $’000
Salaries and related expenses	105,354	98,278	102,655
Office equipment and maintenance	12,019	16,643	15,096
Depreciation and amortization	19,171	10,925	10,728
Consulting and legal fees	4,714	6,039	6,225
Travel and vehicle expenses	3,562	5,294	5,620
Other	6,785	6,741	7,236
	151,605	143,920	147,560

21
Personnel expenses

	2019	2018	2017
	US $’000
Salaries and related expenses:
Operating expenses	137,990	132,003	133,542
General and administrative	105,354	98,278	102,655
	243,344	230,281	236,197

22
Depreciation and amortization expenses

	2019	2018	2017
	US $’000
Operating expenses:
Depreciation	226,026	100,152	97,168
Amortization	313	490	490
General and administrative	19,171	10,925	10,728
	245,510	111,567	108,386

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23
Finance income and expenses

(a)
Finance income

	2019	2018	2017
	US $’000
Interest income	2,447	2,492	2,061
Net foreign currency exchange rate differences		16,709
	2,447	19,201	2,061

(b)
Finance expenses

	2019	2018	2017
	US $’000
Interest expenses	147,383	100,584	102,175
Net foreign currency exchange rate differences	8,351		16,011
Impairment losses on trade and other receivables	1,013	1,122	924
	156,747	101,706	119,110

24
Income tax

(a)
Measurement of results for tax purposes

The Company measures its results for tax purposes in United States dollar, as stipulated by the relevant regulations.
Israeli subsidiaries are taxed under the Israeli Income Tax ordinance — 1961. Non-Israeli subsidiaries are taxed under the laws in their countries of residence.
	2019	2018	2017
	US $’000
Current tax expenses
Current period	13,028	12,744	12,611
Taxes in respect of previous years	(1,313)	631	1,237
	11,715	13,375	13,848
Deferred tax expenses
Origination and reversal of temporary differences	51	757	385
Total income taxes in income statements	11,766	14,132	14,233

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(b)
Reconciliation of effective tax rate

The reconciliation is based on the Company’s domestic tax rate.
	2019	2018	2017
	US $’000
Profit (loss) for the year	(13,044)	(119,853)	11,363
Income taxes	11,766	14,132	14,233
Profit (loss) excluding income taxes	(1,278)	(105,721)	25,596
Income tax using the domestic corporation tax rate	(294)	(24,316)	6,143
Current year losses for which no deferred tax asset
was recognized	7,759	29,097	3,666
Effect of tax rates in foreign jurisdictions	4,769	4,936	3,509
Non-deductible expenses	393	401	243
Effect of different tax rates on specific gains	2,084	4,383	2,421
Effect of share of profits of associates	(1,087)	(1,232)	(1,823)
Other	(*)(1,858)	863	74
	11,766	14,132	14,233

(*)
Mainly related to taxes in respect of previous years.

(c)
Deferred tax assets and liabilities

(1)
Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:
	Assets		Liabilities		Net
	2019	2018	2019	2018	2019	2018
	US $’000
Vessels, containers, handling equipment and other tangible assets (*)			(150,698)	(176,636)	(150,698)	(176,636)
Financial liabilities	12,281	15,339			12,281	15,339
Employee benefits	17,190	15,394			17,190	15,394
Tax losses carry-forwards	125,171	149,494			125,171	149,494
Other items			(3,246)	(2,882)	(3,246)	(2,882)
Net deferred tax
assets (liabilities)	154,642	180,227	(153,944)	(179,518)	698	709
Net deferred tax assets recognised in the statement of the financial position					1,048	1,055
Net deferred tax liabilities recognised in the statement of the financial position					(350)	(346)
					698	709

(*)
In accordance with Israeli Income Tax Regulations, the Group is entitled to deduct depreciation for vessels and related equipment at a higher rate than recorded in its financial statements.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(2)
Unrecognised deferred tax assets

On December 31, 2019 there are carry forward tax losses in the amount of US$ 2,339 million (2018: US$ 2,438 million, 2017: US$ 2,342 million).
Deferred tax assets in the amount of US$ 414 million at December 31, 2019 (2018: US$ 413 million, 2017: US$ 392 million) have not been recognised in respect of the tax losses, since it is not probable that future taxable profits will be available against which the Group can utilise the benefits therefrom.
Under existing Israeli tax laws, there is no time limit on utilising tax losses.
(d)
Movement in deferred tax assets and liabilities during the year

	Vessels containers handling equipment and other tangible assets	Financial liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $’000
Balance January 1, 2019	(176,636)	15,339	15,394	149,494	(2,882)	709
Recognised in profit or loss	25,942	(3,058)	1,819	(24,323)	(364)	16
Recognised in other comprehensive income	(4)		(23)			(27)
Balance December 31, 2019	(150,698)	12,281	17,190	125,171	(3,246)	698

	Vessels containers handling equipment and other tangible assets	Financial liabilities	Employee benefits	Accumulated tax losses	Other items	Total
	US $’000
Balance January 1, 2018	(180,411)	16,943	18,910	149,093	(3,961)	574
Recognised in profit or loss	3,786	(1,604)	(3,272)	401	1,079	390
Recognised in other comprehensive income	(11)		(244)			(255)
Balance December 31, 2018	(176,636)	15,339	15,394	149,494	(2,882)	709

(e)
Amendments to the Israeli Income Tax Ordinance

Presented hereunder are the tax rates relevant to the Company in the years 2017-2019:
2017 – 24%
2018 – 23%
2019 – 23%
On December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) — 2016, by which, inter alia, the corporate tax rate was reduced from 25% to 23% in two steps. The first step was to a rate of 24% as from January 2017 and the second step was to a rate of 23% as from January 2018. Tax balances as at December 31, 2019 were calculated according to the tax rate expected to apply on the date of reversal.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(f)
Tax assessments

The tax assessments of the Company through (and including) the year 2014 are considered to be final.
25
Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services.
The Group service lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.
Freight revenues are disaggregated geographically by trade, reflecting the Group’s service, provided throughout its global network, as follows:
	2019	2018	2017
	US $’000
Freight revenues from containerized cargo:
Pacific	1,365,757	1,385,579	1,132,986
Cross-Suez	328,444	387,336	425,392
Atlantic	571,206	493,735	494,347
Intra-Asia	372,894	353,219	341,804
Latin America	208,963	215,975	222,656
	2,847,264	2,835,844	2,617,185
Other revenues (*)	452,497	412,020	361,106
	3,299,761	3,247,864	2,978,291

(*)
Mainly related to demurrage, value-added services and non-containerized cargo.

26
Commitments

Commitments are mainly in respect of short-term leases and other service charges.
As at December 31, 2019, the projected future payments are as follows:
	Related party	Other	Total
	US $’000
2020	2,779	64,362	67,141
2021		15,604	15,604
2022		15,466	15,466
2023		15,426	15,426
2024		10,385	10,385
2025 and thereafter		7,913	7,913
	2,779	129,156	131,935
Lease payments are mainly denominated in United States dollar.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27
Contingencies

(a)
The Group is involved in a number of legal matters, including applications to approve the filing of class actions, some of which may involve significant amounts. The developments and/or resolutions in some of such matters, including through either negotiations or litigation, are subject to a high level of uncertainty that cannot be reliably quantified at the reporting date.

As at December 31, 2019, the total amount claimed with respect to legal matters, excluding those discloses below, as well as excluding claims in the ordinary course of business, which are covered by insurance (and in respect of which the Company has included a provision in the amount it is likely to bear, based on past experience) is approximately US$ 5 million. Regarding the provision recognized in respect of legal matters, including insurance claims- see Note 15.
In addition, within the ordinary course of business, the Company and its subsidiaries provided guaranties, which as at December 31, 2019 amounted to approximately US$ 8 million
(b)
During 2014 a petition for approval of a derivative action was submitted to the District Court in Tel Aviv by a shareholder of IC against, among others, IC and the Company. The petitioner argues that the transaction executed by IC in connection with its participation in the Company’s restructuring deviates from the approval of IC’s shareholders meeting and that the condition precedent to the execution of IC’s participation in the restructuring, as approved by such meeting, regarding the transferability of the shares in the Company was not fulfilled. The petitioner moved to have the defendants (other than IC and the Company) to convene IC’s shareholders meeting to approve IC’s participation in the Company’s restructuring or have the defendants (other than IC) compensate IC in the amount of US$ 27.4 million which, as argued, reflects the damage caused to IC due to its participation in the Company’s restructuring, being the decreased value of the Company’s shares held by IC in consideration therefore, due to the incompletion of the said condition precedent. During 2016, the petition was rejected by the court, followed by an appeal filed by the petitioner. In February 2019, the petitioner withdrew his appeal, thus ending the proceeding.

(c)
During 2016, the Company’s wholly-owned agency in Israel, along with other third-party shipping agencies, has been served with an application to approve the filing of a class action with the Central District Court. The petitioner alleged, among other things, that the agency has, in breach of the Port Regulations, charged their customers for services rendered with higher rates than permitted, as well as charged for services which are not included in the list of services detailed in the aforesaid regulations. During the second half of 2019, this application was rejected by the court, followed by an appeal filed with the Israeli Supreme Court on this ruling. Management, based on legal advice, believes it is more likely than not that the appeal of the petitioner will be dismissed.

(d)
During 2017, the Company has been served, together with another defendant, with an application to the Central District Court to approve the filing of class action in Israel, related to alleged breaches of competition laws in respect of carriage of vehicles form South East Asia to Israel. The applicants estimated the total damage caused to the class of plaintiffs at a total of NIS 403 million (approximately US$ 108 million) based on an expert opinion attached to the application, although may not necessarily be correct and/or relevant to the Company. Management, based on legal advice, believes that it has good defense arguments for dismissing the application of the claim to be approved as a class action and it is more likely than not that such application will be dismissed.

(e)
During 2017, the Company representatives received subpoenas in connection with a United States Department of Justice Antitrust Division investigation into the container liner shipping industry in the United States. During 2018, The Company submitted to the Department of Justice internal documents and its legal advisors maintained current contact with The Department of Justice regarding the Company’s compliance with the subpoenas. In February 2019 the Company received notice from the United States Department of Justice Antitrust Division that the investigation has concluded without any adverse findings against either ZIM or its former senior officers.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(f)
In one jurisdiction, courts ruled against shipping agencies operating in this jurisdiction in respect of alleged overcharging of local charges from customers, including a subsidiary of the Company. The shipping agencies (including the subsidiary) have appealed to the local Supreme Court against this ruling. The shipping agencies are conducting negotiations to achieve an out of court solution.

(g)
Following the balance sheet date, two of the Company’s subsidiaries became involved in two separate industry-related investigations regarding competition law issues.

(h)
Following the balance sheet date, in a certain jurisdiction, a claim was filed against the Company, together with other carriers operating in that jurisdiction, regarding commercial issues. The involved carriers jointly responded to the claim, as well as filed a motion for its dismissal.

(i)
Following the balance sheet date, in a certain jurisdiction, the Company was served with a letter alleging the use of confiscated property. Management, based on legal advice, believes it is more likely than not that this matter, if materialized to an asserted claim, will be rejected.

(j)
The legal matters mentioned in sections (c), (f), (g) and (h) above do not include a specific claimed amount, and/or, based on the Company’s legal advisors, the outcome of which, if any, can’t be assessed in this preliminary stage. Those matters, based on their alleged claims, regardless of their validity and merits, may each result in a potential exposure of tens of millions of US dollars. However, the developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to significant level of uncertainty that cannot be reliably quantified at the reporting date.

(k)
Based on legal advice and management estimation, the Company included a provision in its financial statements, with respect to certain of the above-mentioned matters.

28
Related parties

(a)
Associates:

(1)
Transactions:

	Note	2019	2018	2017
		US $’000
Other operating income	18	261	244	67
Finance income	23(a)		15	33
Operating expenses and cost of services	17	4,126	4,765	3,568

(2)
Balances:

	Note	2019	2018
		US $’000
Trade and other receivables	8	13,558	14,357
Trade and other payables	14	2,695	2,899

(b)
Key management personnel (**):

	2019	2018	2017
	US $’000
Short-term employee benefits (*)	3,637	3,170	3,593
Long-term employee benefits (*)	559	506	508
	4	5	5

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(*)
Numbers of officers

(**)
See also Note 13(h)

In June 2020, the Company approved payment of a retirement grant to the Company’s retiring Active Chairman, as further approved by the Annual general meeting of shareholders. In addition, the Company’s directors and Management members, notified the Company that they waive 10% of their base remuneration / salaries (excluding fringe and other benefits) to which they are entitled, during the period commencing June 2020 and ending December 2020. Following the balance sheet date, further to the company’s improved results, such waiver was retroactively revoked.
(c)
Other related parties (excluding those detailed in (a)-(b) above)

(1)
Transactions:

	Note	2019	2018	2017
		US $’000
Income from voyages and related services	16	10,393	9,621	9,124
Operating expenses and cost of services	17	9,788	24,759	30,640
Other operating income	18	23	31	29
Finance income	23(a)	49
Finance expenses	23(b)	5,930	924	190

(2)
Transactions with directors:

	2019	2018	2017
	US $’000
Directors fees	1,738	1,814	1,831

(3)
Balances:

	Note	2019	2018
		US $’000
Cash and cash equivalents			10,629
Trade and other receivables	8	1,789	1,799
Trade and other payables	14	1,398	628
Loans, lease and other liabilities	12	(*)22,731	112,600

(*)
Includes lease liabilities (recognized due to the implementation of IFRS 16) for which the Group paid $12 million during the year ended December 31, 2019.

During the first half of 2020, the total balance of lease liabilities attributed to related parties, increased by a net amount of US$ 6 million, mainly due to charter hire of vessels.
(d)
Regarding transactions with related parties see also Note 26.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
29
Financial risk management

Overview
The Group has exposure to the following risks, related to financial instruments:
•
Credit risk

•
Liquidity risk

•
Market risk

This Note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing such risks, as well as the Group’s management of its capital. Further quantitative disclosures are included throughout the Financial Statements.
In order to manage these risks and as described hereunder, the group executes from time to time transactions of derivative financial instruments.
The CFO has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Company’s Board of Directors has appointed a Finance Committee to deal with, among other issues, certain financial reporting aspects of the Group’s activities and monitoring the Group’s hedging policies. The committee reports to the Company’s Board of Directors on its activities.
As at December 31, 2019, there were no outstanding fuel hedging transactions (as at December 31, 2018 presented under ‘Trade and other payables’). With respect to gains and losses related to the fair value of derivative transactions for fuel prices hedges (level 2 measurement) — see Note 17.
(a)
Credit risk

Trade and other receivables
The Group’s exposure to credit risk is influenced by the individual characteristics of each significant customer. The demographics of the Group’s customer base, including the default risk of the industry and country, in which customers operate, has also an influence on credit risk.
The income of the Group is derived from income from voyages and services in different countries worldwide. The exposure to a concentration of credit risk with respect to trade receivables is limited due to the relatively large number of customers, wide geographic spread and the ability in some cases to auction the contents of the container, the value of which is most likely to be greater than the customer’s debt for the services provided with respect to such container. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the statement of financial position.
The Group has established a credit policy under which each new credit customer is analysed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes financial analysis from external sources. Credit limits are established for each customer, representing its maximum outstanding balance, available upon approval by the relevant level of authorisation. These limits are reviewed periodically, at least once a year. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a cash basis.
Most of the Group’s customers have been transacting with the Group for a few years and losses have occurred infrequently. Trade and other receivables relate mainly to the Group’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and future sales are made on a cash basis, unless otherwise approved by the credit committee.
In some cases, based on their robustness, customers are requested to provide guarantees.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Specific provisions for doubtful debts are made to reflect the expected losses related to debts whose collection is doubtful per management’s estimation.
Investments
The Company’s policy is to invest its cash surplus mainly in time deposits in US dollar.
The funds are deposited in Israeli and international banks with international rating of A-/A3 (or higher) or its equivalent local rating.
The investment policy is reviewed from time to time by the Company’s finance committee and its board of directors and amended as needed.
Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure.
As at December 31, 2019 credit to customers in the amount of approximately US$ 64 million is guaranteed by credit insurance.
(b)
Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:
		December 31, 2019
	Note	Carrying amount	Contractual cash flows	0 – 1 years	1 – 2 years	2 – 5 years	More than 5 years
		US $’000	US $’000	US $’000	US $’000	US $’000	US $’000
Non-derivative financial liabilities
Debentures	12(a)	455,474	564,495	26,663	18,839	518,993
Long-term loans and other liabilities	12(a)	104,237	154,309	14,180	13,168	41,821	85,140
Lease liabilities	7	857,326	1,112,115	294,671	174,861	392,593	249,990
Short-term borrowings	12(a)	116,431	117,393	117,393
Trade and other payables	14	387,564	387,564	387,564
		1,921,032	2,335,876	840,471	206,868	953,407	335,130

		December 31, 2018
	Note	Carrying amount	Contractual cash flows	0 – 1 years	1 – 2 years	2 – 5 years	More than 5 years
		US $’000	US $’000	US $’000	US $’000	US $’000	US $’000
Non-derivative financial liabilities
Debentures	12(a)	450,969	589,604	31,199	19,441	538,964
Long-term loans and other liabilities	12(a)	158,005	215,396	59,354	18,231	50,376	87,435
Lease liabilities	7	614,047	824,196	157,145	120,843	264,628	281,580
Short-term borrowings	12(a)	113,115	118,666	118,666
Trade and other payables	14	410,791	410,791	410,791
		1,746,927	2,158,653	777,155	158,515	853,968	369,015

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(c)
Market risk

The Group executes from time to time transactions of derivatives, in order to manage market risks.
(1)
Currency risk

The Group is exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the United States dollar.
The Group’s exposure to foreign currency risk was as follows based on notional amounts:
	December 31, 2019
	US$	NIS	Others
	US$’000	US$’000	US$’000
Non-current assets
Trade and other receivables	3,160	1,226	932
Other non-current investments	607	1,195	964
Current assets
Other current investments	51,196	1,607	6,244
Trade and other receivables	215,605	2,470	62,426
Cash and cash equivalents	147,718	8,345	26,723
Non-current liabilities
Loans and other liabilities	(537,243)	(4,690)
Lease liabilities	(607,171)	(22,286)	(12,292)
Current liabilities
Short term borrowings and current maturities	(137,040)	(713)	(2,313)
Lease liabilities	(203,321)	(6,518)	(5,738)
Trade and other payables	(225,550)	(45,958)	(116,056)
	(1,292,039)	(65,322)	(39,110)

	December 31, 2018
	US$	NIS	Others
	US$’000	US$’000	US$’000
Non-current assets
Trade and other receivables	956	724	1,501
Other non-current investments	618	1,101	1,071
Current assets
Other current investments	61,390	1,986	5,276
Trade and other receivables	270,473	9,076	62,225
Cash and cash equivalents	156,685	4,818	24,788
Non-current liabilities
Loans and other liabilities	(1,032,566)	(8,689)	(2,907)
Current liabilities
Short term borrowings and current maturities	(290,928)	(1,043)
Trade and other payables	(260,871)	(45,026)	(104,894)
	(1,094,243)	(37,053)	(12,940)

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Sensitivity analysis
A 10 percent appreciation of the United States dollar against NIS at December 31 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis has been performed on the same basis for 2019 and 2018.
Equity/ Profit or loss
US $’000
December 31, 2019	6,532
December 31, 2018	3,705
A 10 percent devaluation of the United States dollar against the NIS on December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
(2)
Interest rate risk

The Group prepares a summary of its exposure to interest rate risk on a periodic basis.
At the balance sheet date the interest rate profile of the Group’s interest-bearing financial instruments was:
	Carrying amount
	2019	2018
	US $’000	US $’000
Fixed rate instruments
Financial assets	243,348	252,278
Financial liabilities	(1,465,389)	(1,163,397)
	(1,222,041)	(911,119)
Variable rate instruments
Financial liabilities	(68,078)	(170,299)
	(68,078)	(170,299)
Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate instruments at fair value through profit or loss.
Cash flow sensitivity analysis for variable rate instruments
A 10% change in variable interest rates at the balance sheet date would not have significant influence over the Company’s equity and profit or loss (assuming that all other variables, in particular foreign currency rates, remain constant).
(3)
Other market price risk

The Group does not enter into commodity contracts other than to meet its operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognised directly in profit or loss.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(d)
Fair value

(1)
Financial instruments not measured at fair value

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.
The fair values of the remaining financial assets and liabilities, together with their fair value measurement hierarchy and their corresponding carrying amounts included in the statements of financial position, are as follows:
		December 31, 2019		December 31, 2018
	Note	Carrying amount	Fair value Level 2	Carrying amount	Fair value Level 2
		US $’000	US $’000	US $’000	US $’000
Lease liabilities, loans and other liabilities:
– Debentures	12(a)	(455,474)	(211,862)	(450,969)	(245,517)
– Lease liabilities (*)				(614,048)	(564,738)
– Other	12(a)	(104,236)	(76,781)	(158,004)	(122,581)

(*)
According to IFRS 7, commencing January 1, 2019, the disclosure with respect to fair value measurement of lease liabilities is no longer required.

The valuation technique which was used in order to measure the fair value is the discounted cash flows technique, considering interest rates estimated by external evaluator.
As at December 31, 2019, the valuation was based on rating implied in recent transactions, reflecting weighted average interest rate of 36% with respect to the debentures and weighted average interest rate of 14% with respect to long-term loans and other liabilities.
(2)
Financial instruments measured at fair value

When measuring the fair value of an asset or a liability, the Company uses market observable data to the extent applicable. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•
Level 1: quoted prices (unadjusted) in active markets for identical instruments.

•
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•
Level 3: inputs that are not based on observable market data (unobservable inputs).

(3)
Level 1 financial instruments carried at fair value

As at December 31, 2019, the fair value of investments in equity instruments at fair value through other comprehensive income in an amount of US$ 2 million, are presented under current other investments.
(4)
Level 2 financial instruments carried at fair value

As at December 31, 2019, the fair value of derivatives transactions for fuel prices hedge in an insignificant amount are presented under Other receivables.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
ZIM INTEGRATED SHIPPING SERVICES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(5)
Level 3 financial instruments carried at fair value

As at December 31, 2019 and 2018 such analysis is immaterial.
30
Significant accounting estimates and judgements

The significant accounting estimates and judgements are as follows:
(i)
Assessment of impairment of non-current assets

The Group assesses the recoverable amount of its cash-generating unit, consisting all of its operating assets, based on value-in-use. Value-in-use is the present value of the future cash flows expected to be derived from the use of an asset or cash-generating unit. Change in the related estimates may affect the recognition of impairment losses, or the reversal of such. Regarding the significant assumptions used in the valuation see also Note 6.
(ii)
Assessment of probability of contingent liabilities

Legal matters, including applications for class actions, are pending against the Company and/or its investees. Management evaluates based on the opinion of its legal advisors, whether it is more likely than not that an outflow of economic resources will be required in respect of potential liabilities under such legal matters. The developments and/or resolutions in such matters, including through either negotiations or litigation, are subject to a high level of uncertainty which could result in creation, adjustment or reversal of a provision for such matters. For information with respect to the Company’s exposure to claims and legal matters, see Note 27 (Contingent liabilities).
(iii)
Assessment of the Company’s financial position

Please refer to Note 1(b) regarding the Company’s assessments with respect to its financial position.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
       Shares
Ordinary Shares
      , 2021
Global Coordinators
Goldman Sachs & Co. LLCCitigroup Barclays
Joint Bookrunners
Jefferies	Clarksons Platou Securities

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Part II
Information not required in prospectus
Item 6.   Indemnification of Directors and Officers
Under the Companies Law, a company may not exculpate a director or officer from liability for a breach of the duty of loyalty. An Israeli company may exculpate a director or officer in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. An Israeli company may not exculpate a director from liability arising from a breach of a director’s duty of care in connection with a distribution.
An Israeli company may indemnify a director or officer in respect of the following liabilities and expenses incurred for acts performed as a director or officer, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•
financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify a director or officer with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the Board of Directors, are foreseeable based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that no indictment was filed against such director or officer as a result of such investigation or proceeding and no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or (2) in connection with a monetary sanction;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent;

•
expenses, including reasonable litigation expenses and legal fees, incurred by a director or officer in relation to an administrative proceeding instituted against such director or officer, or certain compensation payments made to an injured party imposed on a director or officer by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law of 1968 (the “Israeli Securities Law”); and

•
any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify a director or officer of the company.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer if and to the extent provided in the company’s articles of association:
•
a breach of the duty of loyalty to the company, to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the director or officer;

•
a financial liability imposed on the director or officer in favor of a third-party; and

•
expenses, including reasonable litigation expenses and legal fees, incurred by the director or officer as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
An Israeli company may not indemnify or insure a director or officer against any of the following:
•
a breach of the duty of loyalty, except to the extent that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•
a breach of the duty of care committed intentionally or recklessly;

•
an act or omission committed with intent to derive illegal personal benefit; or

•
a fine, monetary sanction or forfeit levied against the director or officer.

Under the Companies Law, exculpation, indemnification and insurance of directors and officers must be approved by the compensation committee and the Board of Directors (and, with respect to directors and the Chief Executive Officer, by shareholders and in certain cases by a Special Majority for Compensation). However, under regulations promulgated under the Companies Law, the insurance of directors and officers will not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, the compensation policy was approved by the shareholders by the Special Majority for Compensation, and the insurance policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association currently in effect allows us to exculpate, indemnify and insure our directors and officers for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being a director or officer to the fullest extent permitted by law. Our amended and restated articles of association to be in effect following the completion of this offering will provide the same. Our directors and officers are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the Board of Directors based on our activities, and to an amount or according to criteria determined by the Board of Directors as reasonable under the circumstances. The maximum indemnification amount set forth under the current agreements that we have entered into with each of our directors and officers shall not exceed the higher of: (a) in relation to indemnification granted in connection with an offering to the public of our securities, the aggregate gross amount of proceeds from the sale by us and/or any holder of our shares in connection with such public offering; (b) 25% of our shareholders’ equity pursuant to our latest consolidated financial statements published prior to the time of actual indemnification; and (c) a sum in New Israeli Shekels equal to U.S. $300,000,000 (three hundred million United States dollars). All amounts received by any director or officer arising out of an insurance policy and/or in any other manner with respect to the same event shall be deducted from the actual payment of the indemnification amount. The indemnification payment shall also cover all amounts that are in excess of the liability covered by the directors’ & officers’ liability insurance policy, to the extent it exists, including the deductible amount.
In the opinion of the SEC, indemnification of directors and officers for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
We have entered into certain directors’ and officers’ liability insurance policies.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued securities pursuant to our equity-based compensation policy to our directors and officers that were not registered under the Securities Act. We believe that such issuances were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act. No underwriters were involved in these issuances. We did not pay or give, directly or indirectly, any commission or other remuneration in connection with the issuance of these securities.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Item 8.   Exhibits and Financial Statement Schedules
(a)
The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Articles of Association of the Registrant to become effective prior to closing of this offering
4.1*	Specimen share certificate to become effective prior to closing of this offering
4.2	Global Restructuring Deed, dated July 16, 2014 by and among the Registrant and the other parties thereto
4.3	Indenture dated as of July 16, 2014 by and among the Registrant and Hermetic Trust (1975) Ltd.
4.4	First Supplemental Indenture dated as of November 30, 2016 by and among the Registrant and Hermetic Trust (1975) Ltd.
5.1*	Opinion of Gross Kleinhendler Hodak Halevy Greenberg Shenhav & Co., Attorneys at Law, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1	Registration Rights Agreement, dated July 16, 2014 by and among the Registrant and the other parties thereto (included in Schedule 15 to Exhibit 4.2)
10.2*	Form of Amended Registration Rights Agreement to become effective prior to closing of this offering
10.3*	Form of Exemption and Indemnification Letter
10.4	2018 Share Option Plan
10.5*	Form of 2020 Share Incentive Plan
10.6*	Form of Compensation Policy to become effective prior to the closing of this offering
21.1	List of subsidiaries of the Registrant
23.1*	Consent of Somekh Chaikin, a member of KPMG International
23.2*	Consent of Dixon Hughes Goodman LLP
23.3*	Consent of Gross Kleinhendler Hodak Halevy Greenberg Shenhav & Co., Attorneys at Law (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)

*
To be filed by amendment.

(b)   Financial Statement Schedules.
All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9.   Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
The undersigned Registrant hereby undertakes:
1.
That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Haifa, Israel on this     day of            , 2021.
ZIM INTEGRATED SHIPPING SERVICES LTD.
By:

Name:
Title:

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Eli Glickman, Xavier Destriau or Noam Nativ, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on           , 2021 in the capacities indicated:
Signatures	Title
Eli Glickman	Chief Executive Officer, President (Principal Executive Officer)
Xavier Destriau	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Yair Seroussi	Chairman of the Board
Dimitrios Chatzis	Director
Yair Caspi	Director
Nir Epstein	Director
Fleming Robert Jacobs	Director
Dr. Karsten Karl-Georg Liebing	Director
Birger Johannes Meyer-Gloeckner	Director
Yoav Moshe Sebba	Director
Regina Ungar	Director

Confidential Treatment Requested by ZIM Integrated Shipping Services Ltd.
Pursuant to 17 C.F.R. Section 200.83
Signatures	Title
ZIM American Integrated Shipping Services Company, LLC	Authorized Representative in the United States
By: Name: Title: